                                            REGISTRATION STATEMENT NO. ---------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                              (Name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

                 ONE CITYPLACE, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                             JAMES L. LIPSCOMB, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                       ONE CITYPLACE, HARTFORD CONNECTICUT
                     (Name and Address of Agent for Service)

                                   COPIES TO:
                                 DIANE E. AMBLER
                 KRIKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                                1601 K STREET, NW
                              WASHINGTON, DC 20006

                                    ---------

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein relates to Registration No. 333-118412

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


                                                    PROPOSED MAXIMUM        PROPOSED
TITLE OF SECURITIES                 AMOUNT TO BE        OFFERING       MAXIMUM AGGREGATE        AMOUNT OF
TO BE REGISTERED                     REGISTERED    PRICE PER UNIT(1)   OFFERING PRICE(1)   REGISTRATION FEE(1)
-------------------                 ------------   -----------------   -----------------   -------------------


Units of Interest Under Group
  Annuity Contract................   150,000,000     not applicable         $                   $4,605.00


---------
(1) The proposed maximum offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per share unit are not applicable in that these contracts are not issued in predetermined amounts or units.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     METLIFE RETIREMENT PERSPECTIVES ("MRP")

                                   PROSPECTUS

This prospectus describes MRP, Gold Track VSP (also referred to as "Very Small Plan" or "VSP"), and Unregistered Gold Track, each a group variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut (the "Company," "us" or "we") designed to fund plans ("Plans") established under section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company is not a party to the Plan. Under some circumstances the Plans may also enter into agreements for services from a Third Party Administrator, whose services are separate and distinct from the Contracts, and a separate fee is payable to the Third Party Administrator by the Plan. Amounts held under the Plans may be entitled to tax-deferred treatment under the Code.

Purchase of this Contract through a Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

The Contract's value will vary daily to reflect the investment experience of the funding options you select and the interest credited to the Fixed Account. The Funding Options available through MetLife of CT Separate Account QPN for Variable Annuities purchased on or after April 30, 2007 are:



AMERICAN FUNDS INSURANCE SERIES -- CLASS 2         Janus Forty Portfolio -- Class A(+)
  American Funds Global Growth Fund                Lazard Mid-Cap Portfolio -- Class B(+)
  American Funds Growth Fund                       Legg Mason Partners Managed Assets
  American Funds Growth-Income Fund                   Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND -- INITIAL        Lord Abbett Bond Debenture
  SHARES                                              Portfolio -- Class A
  Dreyfus Variable Investment Fund                 Lord Abbett Growth and Income
     Appreciation Portfolio                           Portfolio -- Class B
  Dreyfus Variable Investment Fund Developing      Lord Abbett Mid-Cap Value
     Leaders Portfolio                                Portfolio -- Class B(+)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     MFS(R) Value Portfolio -- Class A
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Templeton Developing Markets Securities             Portfolio -- Class A
     Fund                                          Met/AIM Small Cap Growth Portfolio -- Class
  Templeton Foreign Securities Fund                   A
JANUS ASPEN SERIES -- SERVICE SHARES               Neuberger Berman Real Estate
  Mid Cap Growth Portfolio                            Portfolio -- Class A
LEGG MASON PARTNERS INCOME TRUST                   PIMCO Inflation Protected Bond
  Legg Mason Partners Investment Grade Bond           Portfolio -- Class A(+)
     Fund -- Class A                               Pioneer Fund Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II(+)      Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Fundamental            A
     Value Portfolio --  Class I(+)                Third Avenue Small Cap Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST(+)          Portfolio -- Class B(+)
  Legg Mason Partners Variable Aggressive        METROPOLITAN SERIES FUND, INC.
     Growth Portfolio -- Class I(+)                BlackRock Aggressive Growth
  Legg Mason Partners Variable Appreciation           Portfolio -- Class D
     Portfolio -- Class I(+)                       BlackRock Bond Income Portfolio -- Class A
  Legg Mason Partners Variable Capital and         FI Large Cap Portfolio -- Class A
     Income Portfolio --  Class I(+)               FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Equity Index        MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class II(+)                      T. Rowe Price Large Cap Growth
  Legg Mason Partners Variable Investors              Portfolio -- Class B
     Portfolio -- Class I(+)                       Western Asset Management U.S. Government
  Legg Mason Partners Variable Large Cap              Portfolio -- Class A
     Growth Portfolio(+)                         PIMCO VARIABLE INSURANCE
  Legg Mason Partners Variable Small Cap           TRUST -- ADMINISTRATIVE CLASS
     Growth Portfolio -- Class I(+)                Total Return Portfolio
  Legg Mason Partners Variable Social            TEMPLETON GROWTH FUND, INC. -- CLASS A
     Awareness Portfolio(+)                      VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
LEGG MASON PARTNERS VARIABLE INCOME TRUST(+)       Van Kampen Life Investment Trust Comstock
  Legg Mason Partners Variable Adjustable             Portfolio
     Rate Income Portfolio(+)                    VARIABLE INSURANCE PRODUCTS FUND -- SERVICE
  Legg Mason Partners Variable Diversified         CLASS 2
     Strategic Income Portfolio                    VIP Contrafund(R) Portfolio
  Legg Mason Partners Variable Global High         VIP Mid Cap Portfolio
     Yield Bond Portfolio -- Class I(+)          METROPOLITAN SERIES FUND, INC -- ASSET
  Legg Mason Partners Variable Money Market        ALLOCATION PORTFOLIOS -- CLASS B
     Portfolio(+)                                  MetLife Conservative Allocation Portfolio
MET INVESTORS SERIES TRUST                         MetLife Conservative to Moderate Allocation
  Batterymarch Mid-Cap Stock                          Portfolio
     Portfolio -- Class A                          MetLife Moderate Allocation Portfolio
  BlackRock High Yield Portfolio -- Class          MetLife Moderate to Aggressive Allocation
     A(+)                                             Portfolio
  BlackRock Large-Cap Core Portfolio -- Class      MetLife Aggressive Allocation Portfolio
     E(+)
  Dreman Small-Cap Value Portfolio -- Class A
  Harris Oakmark International
     Portfolio -- Class A




-------

(+) This Variable Funding Option has been subject to a merger, substitution, name or other change. Please see Appendix B for more information.

The Contract, certain contract features and/or some of the funding options may not be available in all states.

This prospectus sets forth the information that you should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about your Contract by requesting a Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to MetLife Insurance Company of Connecticut, Annuity Operations and Services, One Cityplace, 185 Asylum Street, 3CP, Hartford, CT 06103-3415, call 1-800-842-9406, or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

This prospectus provides the necessary information to make a decision on purchasing the Contract. More information about the Funding Options may be found in the prospectuses for the Funding Options. In general, this prospectus describes the variable portion of the Contract. Please read the Glossary prior to reading this prospectus to become familiar with the terms being used.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        PROSPECTUS DATED:  APRIL 30, 2007


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS





Glossary................................      3
Summary.................................      5
Fee Table...............................      8
Condensed Financial Information.........     14
The Annuity Contract and Your Retirement
  Plan..................................     14
The Annuity Contract....................     14
  General...............................     14
  Contract Owner Inquiries..............     15
  Allocated Contracts...................     15
  Unallocated Contracts.................     15
  Purchase Payments.....................     15
  Crediting Purchase Payments...........     15
  Accumulation Units....................     16
  Account Value.........................     16
  The Variable Funding Options..........     16
Charges and Deductions Under the
  Contract..............................     23
  General...............................     23
  Surrender Charge......................     23
  Daily Asset Charge....................     25
  Variable Liquidity Benefit Charge.....     25
  Funding Option Charges................     26
  Semi-Annual Administrative Charge.....     26
  Installation Charge...................     27
  Premium Tax...........................     27
  Changes in Taxes Based upon Premium or
     Value..............................     27
  TPA Administrative Charges............     27
Account Reduction Loan Initiation Fee...     27
Transfers...............................     27
  Transfers of Cash Value between
     Funding Options....................     27
  Market Timing/Excessive Trading.......     28
  Dollar Cost Averaging (Transfers).....     29
  Transfers from Funding Options to
     Contracts Not Issued by Us.........     30
  Transfers to or from Other Contracts
     Issued by Us.......................     30
  Transfers from Contracts Not Issued by
     Us.................................     30
Account Reduction Loans.................     30
Access To Your Money....................     31
  Systematic Withdrawals................     31
Ownership Provisions....................     31
  Types of Ownership....................     31
  Contract Owner........................     31
  Beneficiary...........................     32
Death Benefit...........................     32
  Death Benefits Prior to the Annuity
     Commencement Date..................     32
The Annuity Period......................     32
  Maturity Date (Annuity Commencement
     Date)..............................     32
  Allocation of Annuity.................     33
  Variable Annuity......................     33
  Determination of First Annuity
     Payment............................     33
  Determination of Second and Subsequent
     Annuity Payments...................     33
  Fixed Annuity.........................     33
  Election of Options...................     34
  Retired Life Certificate..............     34
  Allocation of Cash Surrender Value
     During the Annuity Period..........     34
  Annuity Options.......................     34
  Variable Liquidity Benefit............     35
Miscellaneous Contract Provisions.......     36
  Contract and Participant's Individual
     Account Termination................     36
Suspension of Payments..................     36
Misstatement............................     36
The Separate Account....................     37
  Performance Information...............     37
Federal Tax Considerations..............     38
  General Taxation of Annuities.........     38
     Qualified Annuity Contracts........     39
  Taxation of Qualified Annuity
     Contracts..........................     39
  Mandatory Distributions for Qualified
     Plans..............................     39
  Designated Roth Accounts..............     40
Other Tax Considerations................     41
  Penalty Tax for Premature
     Distributions......................     41
  Puerto Rico Tax Considerations........     41
  Non Resident Aliens...................     42
  Hurricane Relief......................     42
  Loans.................................     42
  Changes to Tax Rules and
     Interpretations....................     42
Other Information.......................     43
  The Insurance Company.................     43
  Financial Statements..................     43
  Distribution of the Contracts.........     43
  Conformity with State and Federal
     Laws...............................     45
  Voting Rights.........................     45
  Contract Modification.................     45
  Postponement of Payment (the
     "Emergency Procedure").............     45
  Restrictions on Financial
     Transactions.......................     45
  Legal Proceedings.....................     46
Appendix A -- Condensed Financial
  Information...........................    A-1
Appendix B -- Additional Information
  Regarding the Underlying Funds --
  Mergers, Substitution or Name Change..    B-1
Appendix C -- Portfolio Marketing Names
  and Legal Names.......................    C-1
Appendix D -- Contents of the Statement
  of Additional Information.............    D-1

                                    GLOSSARY

ACCUMULATION PERIOD -- The period before the commencement of Annuity payments.

ACCUMULATION UNIT -- An accounting unit of measure used to calculate values before Annuity payments begin.

ANNUITANT -- A person on whose life the Annuity payments are to be made under a Contract.

ANNUITY -- Payment of income for a stated period or amount.

ANNUITY COMMENCEMENT DATE -- The date on which Annuity payments are to begin.

ANNUITY PERIOD -- The period following commencement of Annuity payments.

BENEFICIARY(IES) -- The person(s) or trustee designated to receive contract values in the event of a Participant's or Annuitant's death.


CASH SURRENDER VALUE -- The Cash Value less any amounts deducted upon surrender, outstanding loans, any applicable premium taxes or other surrender charges not previously deducted.


CASH VALUE -- The value of the Accumulation Units in Your Account or a Participant's Individual Account less any reductions for administrative charges. Sometimes referred to as "Account Value."

CODE -- The Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- MetLife Insurance Company of Connecticut.

COMPETING FUND -- Any investment option under the Plan, which in our opinion, consists primarily of fixed income securities and/or money market instruments.

CONTRACT DATE -- The date on which the Contract becomes effective, as shown on the specifications page of the Contract.


CONTRACT DISCONTINUANCE -- The termination by the Contract Owner of the
Contract.


CONTRACT OWNER (YOU, YOUR) -- The Trustee or entity owning the Contract.

CONTRACT YEAR -- The twelve month period commencing with the Contract Date or with any anniversary thereof.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

ERISA DISCLOSURE AND ACKNOWLEDGMENT FORM -- The document required under the Employee Retirement Income Security Act regarding commissions paid to agents involved in the contract sale.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the plan administrator.

FIXED ACCOUNT -- Part of the General Account of the Company.

FIXED ANNUITY -- An Annuity with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- The variable investment options to which Purchase Payments under the Contract may be allocated.

GENERAL ACCOUNT -- The Company's General Account in which amounts are held if directed to the Fixed Account during the Accumulation Period and in which reserves are maintained for Fixed Annuities during the Annuity Period.

HOME OFFICE -- MetLife Insurance Company of Connecticut, One Cityplace, Hartford, CT 06103, or any other office that we may designate for the purpose of administering this contract.

MATURITY DATE -- The date on which the Annuity payments are to begin.

PARTICIPANT -- An eligible person who is a member in the Plan.

PARTICIPANT'S INDIVIDUAL ACCOUNT -- An account to which Accumulation Units are credited to a Participant or Beneficiary under the Contract.

PURCHASE PAYMENTS -- Payments made to the Contract.

PLAN -- An employer's retirement plan that qualifies for special tax treatment under section 401 of the Code.

SEPARATE ACCOUNT -- MetLife of CT Separate Account QPN for Variable Annuities. A segregated account exempt from registration with the Securities and Exchange Commission pursuant to Section 3(c)(11) of the Investment Company Act of 1940, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- The portion of the assets of the Separate Account that is allocated to a particular Underlying Fund.

THIRD PARTY ADMINISTRATOR ("TPA") -- An entity that has contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

UNDERLYING FUND -- A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- A day on which the New York Stock Exchange is open for business. The value of the Separate Account is determined at the close of the New York Stock Exchange on such days.

VALUATION PERIOD -- The Period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- Instructions in a written form, satisfactory to us, and received at the Home Office.


YOU, YOUR -- The Contract Owner, the Plan Trustee.


YOUR ACCOUNT -- Accumulation Units credited to you under this Contract.

                                    SUMMARY:

                     METLIFE RETIREMENT PERSPECTIVES ANNUITY

This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACTS? The Contracts offered by MetLife Insurance Company of Connecticut are designed for use in conjunction with certain qualified plans including tax-qualified pension or profit-sharing plans under Section 401 of the Code. The minimum Purchase Payment allowed is an average of $1,000 annually per Participant's Individual Account, or $10,000 annually per Contract. The maximum Purchase Payment allowed without Company approval is $3,000,000.

Because of the size of these Contracts, the possible involvement of third party administrators ("TPAs"), the allocated or unallocated nature of the Contract, and a competitive bidding process, which may include negotiation, many of the charges imposed in the Contract are likely to vary from one Plan to the next. The Contract design allows the Company maximum flexibility, within the limitations imposed by law, to "custom design" a charge structure that is likely to be acceptable to a particular prospective Contract Owner.

We offer a group allocated Contract designed to record information for all present and future Participants under the Contract. At the Contract Owner's direction, we will establish Participant Individual Accounts for each Participant in the Plan. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. If the Contract Owner provides written authorization, Participants can make individual allocations among the available Funding Options selected by the Plan. We will satisfy distribution requests from the Participant's Individual Accounts.

We also offer an unallocated annuity Contract, designed for use with certain Plans where the employer has secured the services of a TPA to provide, among other things, participant level recordkeeping services. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. There are not individual allocations under the unallocated Contracts for individual Participants. The Contract Owner, through the TPA, must maintain records of the account balance for each Participant.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, pre-tax contributions accumulate on a tax deferred basis and are taxed as income upon withdrawal, presumably when the Participant is in a lower tax bracket. The payout phase occurs when amounts attributable to a Participant are distributed from the Contract. The amount of money accumulated in the Contract determines the amount of income paid out during the payout phase.

During the payout phase, Participants may choose to receive Annuity payments in the form of a variable annuity, a fixed annuity or a combination of both.

Once Participants choose one of the annuity options and begin to receive payments, it cannot be changed. During the payout phase, Participants have the same investment choices they had during the accumulation phase. If amounts are directed to the Funding Options, the dollar amount of the payments may increase or decrease.

WHO IS THE CONTRACT ISSUED TO? The contract is issued to a Plan trustee. Where we refer to "you," we are referring to the Plan trustee. The Contracts may be issued on either an allocated or an unallocated basis. Both the allocated and unallocated contracts provide for fixed (General Account) and variable (Separate Account) accumulations and annuity payouts. Where we refer to your Contract, we are referring to a group Contract. We hold all Purchase Payments under the Contract at your direction. As Contract Owner, you have all rights in and obligations of the Contract. For unallocated Contracts, we will take direction only from you or your designee regarding amounts held in the Contract. For allocated Contracts, you may authorize us to take direction from Plan Participants regarding allocation of their individual account balances, DCA, transfers and auto-rebalancing. Depending on your retirement plan provisions, certain features and/or funding options described in this prospectus may not be available to you (for example, dollar-cost averaging, automatic rebalancing, systematic withdrawals, etc.). Your retirement plan provisions supercede the prospectus. If Participants have any questions about your specific retirement plan, they should contact your Plan administrators. The Contract may not currently be available for sale in all states. Contracts issued in your state may provide different features and benefits from and impose different costs (such as waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE FUNDING OPTIONS AND HOW THEY OPERATE? The Funding Options represent Subaccounts of the Separate Account. You can direct the Separate Account, through its Subaccounts, to use Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. If the Contract is an allocated Contract, you can authorize Participants to direct their Purchase Payments to purchase shares of one or more of the Underlying Funds. Depending on which Subaccounts you (or for allocated Contracts, Participants) select, the Underlying Funds may be retail funds that are available to the public or they may be mutual funds that are only available to insurance company separate accounts. Depending on market conditions, you (or for allocated Contracts, Participants) may make or lose money in any of these Funding Options.

You can transfer among the variable Funding Options without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may also transfer between the Fixed Account and the variable Funding Options at least once every six months, provided you transfer no more than 20% of the Fixed Account value out in any Contract Year. Additional restrictions may apply. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least three months from the date of the transfer.


WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For allocated Contracts we may deduct a semi-annual contract administrative fee of $15 from each Participant Individual Account. We deduct a maximum Daily Asset Charge (also called the mortality and expense risk charge or M&E charge) of 1.50% (1.30% for unallocated Contracts in Florida) of the amounts you or Participants direct to the Funding Options. Each Funding Option also charges for management costs and other expenses.


The Contract will specify whether a surrender charge or a contingent deferred sales charge applies to amounts withdrawn from the Contract. Only one of the charges will apply to your Contract. The amount of the surrender charge depends on the aggregate assets in the Contract at the time the Contract is issued and the length of time the Contract has been in force. For Contracts with aggregate assets less than $1,000,000 as of the Contract's effective date, the maximum surrender charge is 5% of the amount surrendered in the first Contract Year, 4% in year two, 3% in year three, 2% in year four, 1% in year five, and 0% beginning in the sixth year. Contracts with aggregate assets of $1,000,000 or more as of the Contract's effective date will not have a surrender charge. For Contracts issued before May 24, 2005, the maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four, up to 3% in years five and six, up to 2% in years seven and eight, and 0% beginning in the ninth year. Contracts issued prior to May 24, 2005 may instead provide for a contingent deferred sales charge. The maximum contingent deferred sales charge is 5.5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made.

If you withdraw all amounts under the Contract, or if you or Participants begin receiving annuity/income payments, we may be required by your state to deduct a premium tax.


Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn. Please refer to the Annuity Period for a description of this benefit.


HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before tax dollars. Generally, Participants will be taxed on Purchase Payments allocated to their Individual Account and on any earnings upon a withdrawal or receipt of Annuity payments. If a Participant is younger than age 59 1/2 when he or she makes a withdrawal, the Participant may be charged a 10% federal penalty tax on the amount withdrawn. Participants may be required by federal tax laws to begin receiving payments from their Individual Account annuity or risk paying a penalty tax.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? For allocated Contracts, a death benefit is provided in the event of death of the Participant under a Participant's Individual Account prior to the earlier of the Participant's 75(th) birthday or the Annuity Commencement Date. For unallocated Contracts, a death benefit is only available with the Company's approval, and may not be available in all jurisdictions.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit Values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals may be subject to a withdrawal charge.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, take an Account Reduction Loan or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

MAXIMUM TRANSACTION EXPENSES



SURRENDER CHARGE:.......................................      5%(1), (2), (3)
(As a percentage of amount surrendered)
CONTINGENT DEFERRED SALES CHARGE ("CDSC"):..............   5.50%
(Only Contracts issued prior to May 24, 2005)
(As a percentage of Purchase Payments withdrawn)
IF WITHDRAWN WITHIN 5 YEARS AFTER THE PURCHASE PAYMENT
  IS MADE:..............................................   5.50%
IF WITHDRAWN 5 OR MORE YEARS AFTER THE PURCHASE PAYMENT
  IS MADE:..............................................      0%
VARIABLE LIQUIDITY BENEFIT CHARGE:......................      5%(3), (4)


      (As a percentage of the present value of the remaining Annuity payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity payments)



ACCOUNT REDUCTION LOAN INITIATION FEE....................   $75


---------
(1) For Contracts issued after May 24, 2005, the surrender charge will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company. If the expected level of aggregate Contract assets during the first Contract Year is less than $1,000,000, the surrender charge declines to zero after the end of the 5th Contract Year. The charge is as follows:


               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE


         0 years                1 years              5%
         1 years                2 years              4%
         2 years                3 years              3%
         3 years                4 years              2%
         4 years                5 years              1%
        5+ years                                     0%


          If the expected level of aggregate Contract assets during the first Contract Year is greater than or equal to $1,000,000, there will be no surrender charge.

(2) For Contracts issued before May 24, 2005, the surrender charge declines to zero after the end of the 8th Contract Year. The charge is as follows:


               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE


         0 years                2 years              5%
         2 years                4 years              4%
         4 years                6 years              3%
         6 years                8 years              2%
        8+ years                                     0%


(3) A Contract will have either a surrender charge or a contingent deferred sales charge, depending on the issue date.
(4) This withdrawal charge only applies when an Annuitant makes a surrender after beginning to receive Annuity payments. For Contracts issued on or after May 24, 2005, the charge is as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE


         0 years                1 years              5%
         1 years                2 years              4%
         2 years                3 years              3%
         3 years                4 years              2%
         4 years                5 years              1%
        5+ years                                     0%


For Contracts issued before May 24, 2005, the charge is as follows:


               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE


         0 years                2 years              5%
         2 years                4 years              4%
         4 years                6 years              3%
         6 years                8 years              2%
        8+ years                                     0%





SEMI-ANNUAL ADMINISTRATIVE CHARGE:                                              $     15
                                                                                --------
Per Participant Individual Account (Allocated Contracts only)
INSTALLATION CHARGE:                                                            $1,000(5)
                                                                                --------
One-time charge applicable to allocated Contracts that has an average per participant balance of less than $5,000 as of the Effective Date of the
  Contract


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES


RANGE OF DAILY ASSET (MORTALITY & EXPENSE RISK) CHARGE


 AGGREGATE CONTRACT ASSETS     TOTAL ANNUAL DAILY ASSET CHARGE
---------------------------    -------------------------------


     $0 -- $249,999.99                      1.50%
  $250,000 -- $999,999.99                   1.30%
$1,000,000 -- $2,999,999.99                 1.05%
    $3,000,000 and over                     0.80%


We may reduce or eliminate the surrender charge, the contingent deferred sales charge, the semi-annual account charge and/or the daily asset charge under the Contract. See "Charges and Deductions" below.

---------
(5) The Installation Charge is generally paid by the plan sponsor, who may or may not allocate it among Participant accounts.
(6) The Daily Asset Charge will depend on the expected Aggregate Contract Assets during the first Contract year, as determined by the Company.
(7)   We are waiving the following amounts of the M&E charge on these
      Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio of the Metropolitan Series Fund, Inc.; 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio of the Met Investors Series Trust; and an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Harris Oakmark International Portfolio of the Met Investors Series Trust and an amount equal to the underlying fund expenses that are in excess of 0.87% of the Subaccount investing in the Lord Abbett Growth and Income Portfolio -- Class B of the Met Investors Series Trust and an amount equal to the underlying fund expenses that are in excess of 0.65% of the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio -- Class A of the Met Investors Series Trust.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-233-3591.


MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES




                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1), and other
expenses)............................................................     0.46%      1.72%




UNDERLYING FUND FEES AND EXPENSES


(as a percentage of average daily net assets)




                                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE     NET TOTAL
                                                             AND/OR                 ANNUAL        WAIVER           ANNUAL
                                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE     OPERATING
UNDERLYING FUND:                                  FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT      EXPENSES*
----------------                              ----------  ------------  --------  ---------  ---------------  ---------------


AMERICAN FUNDS INSURANCE SERIES -- CLASS 2
  American Funds Global Growth Fund.........  0.55%       0.25%         0.03%     0.83%      --               0.83%
  American Funds Growth Fund................  0.32%       0.25%         0.02%     0.59%      --               0.59%
  American Funds Growth-Income Fund.........  0.27%       0.25%         0.01%     0.53%      --               0.53%
DREYFUS VARIABLE INVESTMENT FUND -- INITIAL
  SHARES
  Dreyfus Variable Investment Fund
     Appreciation Portfolio.................  0.75%       --            0.07%     0.82%      --               0.82%
  Dreyfus Variable Investment Fund
     Developing Leaders Portfolio...........  0.75%       --            0.07%     0.82%      --               0.82%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio...............  0.57%       0.10%         0.09%     0.76%      --               0.76%
  VIP Mid Cap Portfolio.....................  0.57%       0.25%         0.11%     0.93%      --               0.93%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth Securities
     Fund+..................................  0.48%       0.25%         0.30%     1.03%      0.01%            1.02%
  Templeton Developing Markets Securities
     Fund...................................  1.23%       0.25%         0.24%     1.72%      --               1.72%
  Templeton Foreign Securities Fund.........  0.63%       0.25%         0.18%     1.06%      0.03%            1.03%(1)
JANUS ASPEN SERIES -- SERVICE SHARES
  Global Life Sciences Portfolio+...........  0.64%       0.25%         0.46%     1.35%      --               1.35%
  Global Technology Portfolio+..............  0.64%       0.25%         0.21%     1.10%      --               1.10%
  Mid Cap Growth Portfolio..................  0.64%       0.25%         0.06%     0.95%      --               0.95%
LEGG MASON PARTNERS EQUITY TRUST -- CLASS A
  Legg Mason Partners S&P 500 Index Fund+...  0.25%       0.20%         0.11%     0.56%      --               0.56%
LEGG MASON PARTNERS INCOME TRUST -- CLASS A
  Legg Mason Partners Investment Grade Bond
     Fund...................................  0.63%       0.25%         0.18%     1.06%      --               1.06%
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  II -- CLASS I
  Legg Mason Partners Variable Fundamental
     Value Portfolio........................  0.75%       0.25%         0.13%     1.13%      --               1.13%
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I++..........  0.75%       --            0.02%     0.77%      --               0.77%
  Legg Mason Partners Variable Appreciation
     Portfolio..............................  0.70%       --            0.01%     0.71%      --               0.71%
  Legg Mason Partners Variable Capital and
     Income Portfolio -- Class I............  0.75%       --            0.05%     0.80%      --               0.80%
  Legg Mason Partners Variable Equity Index
     Portfolio -- Class II..................  0.31%       0.25%         0.03%     0.59%      --               0.59%
  Legg Mason Partners Variable Investors
     Portfolio -- Class I...................  0.65%       --            0.07%     0.72%      --               0.72%
  Legg Mason Partners Variable Large Cap
     Growth Portfolio -- Class I++..........  0.75%       --            0.04%     0.79%      --               0.79%
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I............  0.75%       --            0.21%     0.96%      --               0.96%
  Legg Mason Partners Variable Social
     Awareness Portfolio++..................  0.66%       --            0.12%     0.78%      --               0.78%

                                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE     NET TOTAL
                                                             AND/OR                 ANNUAL        WAIVER           ANNUAL
                                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE     OPERATING
UNDERLYING FUND:                                  FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT      EXPENSES*
----------------                              ----------  ------------  --------  ---------  ---------------  ---------------

LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Adjustable
     Rate Income Portfolio++................     0.55%        0.25%       0.22%     1.02%           --           1.02%
  Legg Mason Partners Variable Diversified
     Strategic Income Portfolio.............     0.65%          --        0.08%     0.73%           --           0.73%
  Legg Mason Partners Variable Global High
     Yield Bond Portfolio -- Class I........     0.80%          --        0.18%     0.98%           --           0.98%
  Legg Mason Partners Variable Money Market
     Portfolio++............................     0.45%          --        0.03%     0.48%           --           0.48%
MET INVESTORS SERIES TRUST(2)
  Batterymarch Mid-Cap Stock
     Portfolio -- Class A...................     0.70%          --        0.11%     0.81%           --           0.81%(3)
  BlackRock High Yield Portfolio -- Class
     A......................................     0.60%          --        0.32%     0.92%           --           0.92%(4)
  BlackRock Large-Cap Core
     Portfolio -- Class E...................     0.63%        0.15%       0.22%     1.00%           --           1.00%(5)
  Dreman Small-Cap Value Portfolio -- Class
     A......................................     0.82%          --        0.37%     1.19%         0.09%          1.10%(6)
  Harris Oakmark International
     Portfolio -- Class A...................     0.78%          --        0.13%     0.91%           --           0.91%
  Janus Forty Portfolio -- Class A..........     0.65%          --        0.06%     0.71%           --           0.71%(7)
  Lazard Mid-Cap Portfolio -- Class B.......     0.70%        0.25%       0.06%     1.01%           --           1.01%
  Legg Mason Partners Managed Assets
     Portfolio -- Class A...................     0.50%          --        0.11%     0.61%           --           0.61%(8)
  Lord Abbett Bond Debenture
     Portfolio -- Class A...................     0.50%          --        0.04%     0.54%           --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B...................     0.50%        0.25%       0.03%     0.78%           --           0.78%
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B...................     0.68%        0.25%       0.07%     1.00%           --           1.00%
  MFS(R) Value Portfolio -- Class A.........     0.73%          --        0.23%     0.96%           --           0.96%(9)
  Met/AIM Capital Appreciation
     Portfolio -- Class A...................     0.77%          --        0.09%     0.86%           --           0.86%(10)
  Met/AIM Small Cap Growth
     Portfolio -- Class A...................     0.87%          --        0.06%     0.93%           --           0.93%(11)
  Neuberger Berman Real Estate
     Portfolio -- Class A...................     0.64%          --        0.04%     0.68%           --           0.68%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A...................     0.50%          --        0.05%     0.55%           --           0.55%
  Pioneer Fund Portfolio -- Class A.........     0.75%          --        0.30%     1.05%         0.05%          1.00%(12)
  Pioneer Strategic Income
     Portfolio -- Class A...................     0.70%          --        0.12%     0.82%           --           0.82%(13)
  Third Avenue Small Cap Value
     Portfolio -- Class B...................     0.74%        0.25%       0.04%     1.03%           --           1.03%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D...................     0.72%        0.10%       0.06%     0.88%           --           0.88%
  BlackRock Bond Income Portfolio -- Class
     A......................................     0.39%          --        0.07%     0.46%         0.01%          0.45%(14)
  FI Large Cap Portfolio -- Class A.........     0.78%          --        0.06%     0.84%           --           0.84%(15)
  FI Value Leaders Portfolio -- Class D.....     0.64%        0.10%       0.07%     0.81%           --           0.81%
  MFS(R) Total Return Portfolio -- Class F..     0.53%        0.20%       0.05%     0.78%           --           0.78%(16)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B...................     0.60%        0.25%       0.08%     0.93%           --           0.93%
  Western Asset Management U.S. Government
     Portfolio -- Class A...................     0.50%          --        0.07%     0.57%           --           0.57%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio....................     0.25%        0.15%       0.25%     0.65%           --           0.65%
TEMPLETON GROWTH FUND, INC. -- CLASS A......       --           --          --        --            --             --
VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Comstock Portfolio........................     0.56%        0.25%       0.03%     0.84%           --           0.84%
  Strategic Growth Portfolio+...............     0.70%        0.25%       0.08%     1.03%           --           1.03%




                                                                                                         NET TOTAL
                                                                                                           ANNUAL
                                                                                                         OPERATING
                                       DISTRIBUTION              TOTAL    CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                          AND/OR                 ANNUAL        WAIVER        ANNUAL      INCLUDING
                           MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE  OPERATING     UNDERLYING
UNDERLYING FUND:               FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*   FUND EXPENSES
----------------           ----------  ------------  --------  ---------  ---------------  ---------  ---------------


METROPOLITAN SERIES FUND,
  INC.
  MetLife Aggressive
     Allocation
     Portfolio -- Class
     B...................     0.10%        0.25%       0.07%     0.42%         0.07%         0.35%    1.10%(17)
  MetLife Conservative
     Allocation
     Portfolio -- Class
     B...................     0.10%        0.25%       0.09%     0.44%         0.09%         0.35%    0.96%

                                                                                                         NET TOTAL
                                                                                                           ANNUAL
                                                                                                         OPERATING
                                       DISTRIBUTION              TOTAL    CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                          AND/OR                 ANNUAL        WAIVER        ANNUAL      INCLUDING
                           MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE  OPERATING     UNDERLYING
UNDERLYING FUND:               FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*   FUND EXPENSES
----------------           ----------  ------------  --------  ---------  ---------------  ---------  ---------------

  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class
     B...................     0.10%        0.25%       0.02%     0.37%         0.02%         0.35%       1.00%
  MetLife Moderate
     Allocation
     Portfolio -- Class
     B...................     0.10%        0.25%       0.01%     0.36%         0.01%         0.35%       1.05%
  MetLife Moderate to
     Aggressive
     Allocation
     Portfolio -- Class
     B...................     0.10%        0.25%       0.01%     0.36%         0.01%         0.35%       1.10%


---------
* New Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+     Closed to new investors.
++ Fees and expenses are based on the Portfolio's fiscal year ended October 31, 2006.
NOTES
(1) Other Expenses include 0.03% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(3) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(4) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year. This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.

(6) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.10%, excluding 12b-1 fees.
(7) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(8) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(9) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(10) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year. The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(11) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(12) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.00%, excluding 12b-1 fees.
(13) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year. The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(14) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(15) The Management Fee has been restates to reflect current fees and has been in effect for the previous fiscal year.

(16) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.




(17) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Strategy Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolio before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Strategy Portfolio. Contract and Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract or Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by Met Investors Advisory LLC. (See the fund prospectus for a description of each Portfolio's target allocation.) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to waive fees or pay all expenses (other than brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net total annual operating expenses of the Portfolio to 0.10%, excluding 12b-1 fees.




EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. These examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The examples reflect the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the examples are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements. The examples assume you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.


EXAMPLE 1 (FOR CONTRACTS ISSUED ON OR AFTER MAY 24, 2005, AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS)




                                                                                           IF CONTRACT IS NOT SURRENDERED OR
                                                 IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT THE END OF PERIOD
                                                       END OF PERIOD SHOWN:                             SHOWN:
                                          ----------------------------------------------  ----------------------------------
FUNDING OPTION                              1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                            ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Maximum Total
Annual Operating Expenses...............     $836       $1,323      $1,832      $3,603       $336       $1,023      $1,732
Underlying Fund with Minimum Total
Annual Operating Expenses...............     $710         $948      $1,212      $2,391       $210         $648      $1,112

                                              IF
                                           CONTRACT
                                            IS NOT
                                            SURREN-
                                           DERED OR
                                          ANNUITIZED
                                          AT THE END
                                           OF PERIOD
                                            SHOWN:
                                          ----------
FUNDING OPTION                             10 YEARS
--------------                            ----------


Underlying Fund with Maximum Total
Annual Operating Expenses...............    $3,603
Underlying Fund with Minimum Total
Annual Operating Expenses...............    $2,391



EXAMPLE 2 (FOR CONTRACTS ISSUED BEFORE MAY 24, 2005 WITH SURRENDER CHARGE SCHEDULE AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS)



                                                                                           IF CONTRACT IS NOT SURRENDERED OR
                                                 IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT THE END OF PERIOD
                                                       END OF PERIOD SHOWN:                             SHOWN:
                                          ----------------------------------------------  ----------------------------------
FUNDING OPTION                              1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                            ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Maximum Total
Annual Operating Expenses...............     $836       $1,423      $2,032      $3,603       $336       $1,023      $1,732
Underlying Fund with Minimum Total
Annual Operating Expenses...............     $710       $1,048      $1,412      $2,391       $210         $648      $1,112

                                              IF
                                           CONTRACT
                                            IS NOT
                                            SURREN-
                                           DERED OR
                                          ANNUITIZED
                                          AT THE END
                                           OF PERIOD
                                            SHOWN:
                                          ----------
FUNDING OPTION                             10 YEARS
--------------                            ----------


Underlying Fund with Maximum Total
Annual Operating Expenses...............    $3,603
Underlying Fund with Minimum Total
Annual Operating Expenses...............    $2,391

EXAMPLE 3 (FOR CONTRACTS ISSUED BEFORE MAY 24, 2005 WITH CDSC SCHEDULE AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS)



                                                                                           IF CONTRACT IS NOT SURRENDERED OR
                                                 IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT THE END OF PERIOD
                                                       END OF PERIOD SHOWN:                             SHOWN:
                                          ----------------------------------------------  ----------------------------------
FUNDING OPTION                              1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                            ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Maximum Total
Annual Operating Expenses...............     $886       $1,573      $2,282      $3,603       $336       $1,023      $1,732
Underlying Fund with Minimum Total
Annual Operating Expenses...............     $760       $1,198      $1,662      $2,391       $210         $648      $2,391

                                              IF
                                           CONTRACT
                                            IS NOT
                                            SURREN-
                                           DERED OR
                                          ANNUITIZED
                                          AT THE END
                                           OF PERIOD
                                            SHOWN:
                                          ----------
FUNDING OPTION                             10 YEARS
--------------                            ----------


Underlying Fund with Maximum Total
Annual Operating Expenses...............    $3,603
Underlying Fund with Minimum Total
Annual Operating Expenses...............    $2,309



                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendix A.


                  THE ANNUITY CONTRACT AND THE RETIREMENT PLAN

--------------------------------------------------------------------------------



The Contract may provide that all or some of the rights or choices as described in this Prospectus are subject to the plan's terms. For example, limitations may apply to investment choices, purchase payments, withdrawals, transfers, loans, the death benefit and Annuity options.



The Contract may provide that a plan administrative fee will be paid by making a withdrawal from the Contract Value. Also, the Contract may require a signed authorization from the plan administrator to exercise certain rights. We may rely on the plan administrator's statements to us as to the terms of the plan. We are not a party to the retirement plan. We will not be responsible for determining what the plan says.


                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

MetLife Retirement Perspectives, Gold Track VSP, and Unregistered Gold Track each is a group annuity contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

We encourage you to evaluate the fees, expenses, benefits and features of this group annuity contract against those of other investment products, including other group annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

GENERAL

The Contracts described in this prospectus are designed for use only with plans that qualify for special tax treatment under Section 401 of the Code. Purchase Payments may be allocated to your choice of one or more Funding Options. Purchase Payments less any applicable premium tax ("Net Purchase Payments") are applied to purchase Separate Account Accumulation Units of the appropriate Funding Option. The Accumulation Unit value will be determined as of the end of the Valuation Period during which the payments were received. The value of your investment during the Accumulation Period will vary in accordance with the net income and performance of each Funding Option's individual investments. While you will not receive any dividends or capital gains from the Funding Options, they will be reflected in the value of that Funding Option's corresponding Accumulation Unit. During the Variable Annuity payout period, Annuity payments and reserve values will vary in accordance with these factors.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Purchase of this Contract does not provide your Plan with any additional tax deferral benefits beyond those provided by the Plan. Accordingly, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-233-3591.

ALLOCATED CONTRACTS

We offer an allocated group annuity contract designed to record information for all present and future Participants under the Contract. Participants do not receive a certificate that evidences participation in the Contract.

UNALLOCATED CONTRACTS

We offer an unallocated annuity contract, designed for use with certain Plans where the employer has secured the services of a Third Party Administrator ("TPA"). The Company does not record keep individual accounts for individual Participants in the Plan. The TPA's services are separate and distinct from the Contract. The Company is not responsible for and has no obligation relating to services performed for the Plan by the TPA.

We will issue the Contracts to the Plan sponsor or the Plan trustee. We hold all Purchase Payments under the Contract, as directed by the Contract Owner (or if authorized by the Contract Owner, as directed by Participants).

PURCHASE PAYMENTS


For unallocated contracts, the minimum average Purchase Payment allowed is $10,000 annually per Contract. For allocated contracts, the minimum Purchase Payment allowed is an average of $1,000 annually per Participant's Individual Account. We may refuse to accept total purchase payments over $3,000,000.

CREDITING PURCHASE PAYMENTS

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We apply Net Purchase Payments to purchase Accumulation Units of the selected Funding Options. We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days of our receipt of the initial Purchase Payment, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")


We will credit subsequent Purchase Payments to a Contract on the same business day we receive them, if they are received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.


We will provide you with the address of the office for which Purchase Payments are to be sent.

ACCUMULATION UNITS


The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in the value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or liquidate for a withdrawal request) is determined by dividing the amount directed to each Funding Option (or taken by each Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the Annuity Period (i.e., after the Maturity Date), you are credited with Annuity Units.


ACCOUNT VALUE

During the Accumulation Period, we determine the Account Value by multiplying the total number of Funding Option Accumulation Units credited to that account by the current Accumulation Unit value for the appropriate Funding Option, and adding the sums for each Funding Option. There is no assurance that the value in any of the Funding Options will equal or exceed the Purchase Payments made to such Funding Options.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and may be in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

A few of the Underlying Funds are retail mutual funds which are also available to investors outside of variable annuity products. The investment return of the subaccounts of the Contract that invest in the retail funds will be lower than the investment return of the corresponding retail funds themselves due to the Contract charges and expenses you bear while you hold the Contract.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and The Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as intermediary with respect to, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies". The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of the Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Other
Information -- Distribution of the Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying fund prospectus by calling call 1-800-842-9406 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser. Your Plan may not offer all of these Funding Options to participants.


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth            Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund -- Class 2               and income.                        Company
DREYFUS VARIABLE INVESTMENT FUND
  Dreyfus Variable Investment      Seeks long-term capital growth     The Dreyfus Corporation
     Fund Appreciation             consistent with the preservation   Subadviser: Fayez Sarofim & Co.
     Portfolio -- Initial Shares   of capital, with growth of
                                   current income is a secondary
                                   objective.
  Dreyfus Variable Investment      Seeks capital growth.              The Dreyfus Corporation
     Fund Developing Leaders
     Portfolio -- Initial Shares
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund -- Class 2+
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund -- Class 2    appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund -- Class 2                                                  Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES
  Global Life Sciences             Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares+  capital.
  Global Technology                Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares+  capital.
  Mid Cap Growth                   Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares   capital.
LEGG MASON PARTNERS EQUITY TRUST
  Legg Mason Partners S&P 500      Seeks investment results that,     TIMCO Asset Management Inc
     Index Fund -- Class A+        before expenses, correspond to
                                   the price and yield performance
                                   of the S&P 500 Index.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

LEGG MASON PARTNERS INCOME TRUST
  Legg Mason Partners Investment   Seeks as high a level of current   Legg Mason Partners Fund Advisor,
     Grade Bond Fund -- Class A    income as is consistent with       LLC ("LMPFA")
                                   prudent investment management and  Subadviser: Western Asset
                                   preservation of capital.           Management Company ("WAM")
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS II
  Legg Mason Partners Variable     Seeks long-term capital growth,    LMPFA
     Fundamental Value             Current income is a secondary      Subadviser: ClearBridge Advisors,
     Portfolio -- Class I          consideration. The investment      LLC ("CBA")
                                   objective is non-fundamental and
                                   may be changed by the Board of
                                   Trustees without the approval of
                                   shareholders or Policy holders.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation. This   LMPFA
     Aggressive Growth             objective may be changed without   Subadviser: CBA
     Portfolio -- Class I          shareholder approval.
  Legg Mason Partners Variable     Seeks long-term appreciation of    LMPFA
     Appreciation                  capital. This objective may be     Subadviser: CBA
     Portfolio -- Class I          changed without shareholder
                                   approval.
  Legg Mason Partners Variable     Seeks total return (that is, a     LMPFA
     Capital and Income            combination of income and long-    Subadviser: CBA and WAM
     Portfolio -- Class I          term capital appreciation). The
                                   investment objective is non-
                                   fundamental and may be changed by
                                   the Board of Trustees without the
                                   approval of shareholders or
                                   Policy holders.
  Legg Mason Partners Variable     Seeks investment results that,     LMPFA
     Equity Index                  before expenses, correspond to     Subadviser: Batterymarch
     Portfolio -- Class II         the price and yield performance    Financial Management, Inc.
                                   of the S&P 500 Index. The fund     ("Batterymarch")
                                   will hold substantially all of
                                   the stocks in the S&P 500 Index,
                                   with comparable economic sector
                                   weightings, market capitalization
                                   and liquidity. This objective may
                                   be changed without shareholder
                                   approval.
  Legg Mason Partners Variable     Seeks long-term growth of          LMPFA
     Investors Portfolio -- Class  capital. Current income is a       Subadviser: CBA
     I                             secondary objective. These
                                   objectives may be changed without
                                   shareholder approval.
  Legg Mason Partners Variable     Seeks long-term growth of          LMPFA
     Large Cap Growth Portfolio    capital. This objective may be     Subadviser: CBA
                                   changed without shareholder
                                   approval.
  Legg Mason Partners Variable     Seeks long-term growth of          LMPFA
     Small Cap Growth              capital. Objective may be changed  Subadviser: CBA
     Portfolio -- Class I          without shareholder approval.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Legg Mason Partners Variable     Seeks long-term capital            LMPFA
     Social Awareness Portfolio    appreciation and retention of net  Subadviser: Legg Mason Investment investment income. This objective  Counsel, LLC
                                   may be changed without
                                   shareholder approval.
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide current income    LMPFA
     Adjustable Income Portfolio   and to limit the degree of         Subadviser: WAM
                                   fluctuation of its net asset
                                   value resulting from the
                                   movements in interest rates. This
                                   objective may be changed without
                                   shareholder approval.
  Legg Mason Partners Variable     Seeks high current income. The     LMPFA
     Diversified Strategic Income  investment objective is non-       Subadvisers: WAM and Western
     Portfolio                     fundamental and may be changed by  Asset Management Company Limited the Board of Trustees without the
                                   approval of shareholders or
                                   Policy holders.
  Legg Mason Partners Variable     Seeks to maximize total return,    LMPFA
     Global High Yield Bond        consistent with the preservation   Subadviser: WAM
     Portfolio -- Class I          of capital. This objective may be
                                   changed without shareholder
                                   approval.
  Legg Mason Partners Variable     Seeks to maximize current income   LMPFA
     Money Market Portfolio        consistent with the preservation   Subadviser: WAM
                                   of capital. This objective may be
                                   changed without shareholder
                                   approval.
MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock       Seeks growth of capital.           Met Investors Advisory LLC
     Portfolio -- Class A                                             ("MIA")
                                                                      Subadviser: Batterymarch
  BlackRock High Yield             Seeks to maximize total return,    MIA
     Portfolio -- Class A          consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
  BlackRock Large-Cap Core         Seeks long-term capital growth.    MIA
     Portfolio                                                        Subadviser: BlackRock Advisors,
                                                                      LLC ("BlackRock Advisors")
  Dreman Small-Cap Value           Seeks capital appreciation.        MIA
     Portfolio -- Class A                                             Subadviser: Dreman Value
                                                                      Management LLC
  Harris Oakmark International     Seeks long-term capital            MIA
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        MIA
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Lazard Mid Cap                   Seeks long-term capital            MIA
     Portfolio -- Class B          appreciation.                      Subadviser: Lazard Asset
                                                                      Management LLC
  Legg Mason Partners Managed      Seeks high total return.           MIA
     Assets Portfolio -- Class A                                      Subadvisers: Batterymarch and
                                                                      WAM.
  Lord Abbett Bond Debenture       Seeks high current income and the  MIA
     Portfolio -- Class A          opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC ("Lord, Abbett")
                                   total return.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Lord Abbett Growth and Income    Seeks growth of capital and        MIA
     Portfolio -- Class B          current income without excessive   Subadviser: Lord, Abbett
                                   fluctuations in the market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         MIA
     Portfolio -- Class B          through investments primarily in   Subadviser: Lord, Abbett
                                   equity securities which are
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        MIA
     Portfolio -- Class A                                             Subadviser:  A I M Capital
                                                                      Management, Inc. ("AIM Capital")
  Met/AIM Small Cap Growth         Seeks long-term growth of          MIA
     Portfolio -- Class A          capital.                           Subadviser:  A I M Capital
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     MIA
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
                                                                      ("MFS")
  Neuberger Berman Real Estate     Seeks to provide total return      MIA
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      MIA
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC ("PIMCO")
                                   prudent investment management.
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        MIA
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      MIA
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            MIA
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC ("MetLife
     Portfolio -- Class D          appreciation.                      Advisers")
                                                                      Subadviser: BlackRock Advisors
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers LLC
     Portfolio -- Class A          primarily from investing in        Subadviser: BlackRock Advisors
                                   fixed-income securities.
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company, Inc. ("FMRC")
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers LLC
     Portfolio -- Class D          capital.                           Subadviser: FMRC
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks high level of current        MetLife Advisers
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers
     Portfolio -- Class F          through investment in a            Subadviser: MFS
                                   diversified portfolio.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers
     Portfolio -- Class B          and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates,  Inc.
  Western Asset Management U.S.    Seeks to maximize total return     MetLife Advisers
     Government                    consistent with preservation of    Subadviser: WAM
     Portfolio -- Class A          capital and maintenance of
                                   liquidity.
PIMCO VARIABLE INSURANCE TRUST
  Total Return                     Seeks maximum total return,        PIMCO
     Portfolio -- Administrative   consistent with preservation of
     Class                         capital and prudent investment
                                   management.
TEMPLETON GROWTH FUND,             Seeks long-term capital growth.    Templeton Global Advisors Limited
  INC. -- CLASS A
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio -- Class II   Seeks capital growth and income    Van Kampen Asset Management ("Van
                                   through investments in equity      Kampen")
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
  Strategic Growth Portfolio+      Seeks capital appreciation.        Van Kampen
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R)                Seeks long-term capital            Fidelity Management & Research
     Portfolio -- Service Class 2  appreciation.                      Company
  VIP Mid Cap                      Seeks long-term growth of          Fidelity Management & Research
     Portfolio -- Service Class 2  capital.                           Company


+     Closed to new investors.

ASSET ALLOCATION PORTFOLIOS


The MetLife Conservative Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio and the MetLife Aggressive Allocation Portfolio, also known as the "asset allocation portfolios", are "fund of funds" portfolios that invest substantially all of their assets in other portfolios of the Metropolitan Series Fund, Inc. or the Met Investors Series Trust. Therefore, each of these asset allocation portfolios will bear its pro-rata share of the fees and expenses incurred by the underlying portfolio in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the asset allocation portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios in which the asset allocation portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the asset allocation portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive asset allocation services provided by MetLife Advisers. For more information regarding the asset allocation portfolios, please read the prospectus for these portfolios.

                    CHARGES AND DEDUCTIONS UNDER THE CONTRACT

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     -    the death benefit paid on the death of a Participant;

     - the available Funding Options and related programs (including, automatic rebalancing and systematic withdrawal programs);

     -    administration of the annuity options available under the Contracts;
          and

     -    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established;

     - that the amount of the Death Benefit will be greater than the contract value; and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for premium taxes.

Unless otherwise specified, charges are deducted proportionately from all Funding Options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract based upon characteristics of the group. Such characteristics include, but are not limited to, the nature of the group, size, facility by which purchase payments will be paid, and aggregate amount of anticipated persistency. The availability of a reduction or elimination of the withdrawal charge or the administrative charge will be made in a reasonable manner and will not be unfairly discriminatory to the interest of any Contract Owner.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Contracts purchased prior to May 24, 2005 may be subject to fees and charges that differ from those described herein based on a competitive bidding process, which may have included negotiation of fees and charges based on factors such as, but not limited to: the total number of Plan participants, the aggregate of all Plan participant account values, present or anticipated levels of Purchase Payments, distributions, transfers, administrative expenses, and distribution expenses (including commissions payable to the selling broker-dealer).


SURRENDER CHARGE


Purchase Payments made under the Contract are not subject to a front-end sales load. However, upon redemption, the Company will charge either a surrender charge or a contingent deferred sales charge, as negotiated. The maximum contingent deferred sales charge is 5.5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made. After five years from the date a Purchase Payment is made, the contingent deferred sales charge no longer applies to that Purchase Payment. The contingent deferred sales charge applies to each Purchase Payment you make.

For the contingent deferred sales charge, surrenders will be deemed taken from Purchase Payments in the order they were received by us and then on any earnings.

The maximum surrender charge is 5% on the total amount withdrawn. For Contracts issued on or after May 24, 2005, the surrender charge applicable to your Contract will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company, and the length of time the Contract has been in force. If the expected level of aggregate Contract assets is less than $999,999.99, the surrender charge declines to zero after the end of the 5(th) Contract Year. The charge is as follows:


               CONTRACT YEAR                  SURRENDER CHARGE
------------------------------------------    ----------------
GREATER THAN OR EQUAL TO     BUT LESS THAN


         0 years                1 years              5%
         1 years                2 years              4%
         2 years                3 years              3%
         3 years                4 years              2%
         4 years                5 years              1%
        5+ years                                     0%


If the expected level of aggregate Contract assets during the first Contract Year is greater than or equal to $1,000,000, there will be no surrender charge.

For Contracts issued before May 24, 2005, the surrender charge declines to zero after the eighth Contract Year. The surrender charge schedule for these Contracts is:


               CONTRACT YEAR                  SURRENDER CHARGE
------------------------------------------    ----------------
GREATER THAN OR EQUAL TO     BUT LESS THAN


         0 years                2 years              5%
         2 years                4 years              4%
         4 years                6 years              3%
         6 years                8 years              2%
        8+ years                                     0%


The contingent deferred sales or surrender charges can be changed if the Company anticipates it will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of a TPA. When considering a change in the contingent deferred sales or surrender charges, the Company will take into account:

     - the size of plan assets and the expected amount of annual contributions, and

     - the expected level of agent, TPA or Company involvement during the establishment and maintenance of the Contract, including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan, and

     - the expected level of commission the Company may pay to the agent for distribution expenses, and

     - any other relevant factors that the Company anticipates will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

The sales or surrender charge will not be assessed for withdrawals made under the following circumstances:




-    retirement (as defined by the terms of       -     disability as defined in Code section
     your Plan and consistent with IRS rules)           72(m)(7)
-    separation from service/severance from       -     minimum required distributions (generally
     employment                                         at age 70 1/2)
-    loans (if available in your Plan)            -     return of Excess Plan Contributions
-    Hardship (as defined by the Code)            -     transfers to an employer stock fund
-    Death                                        -     certain Plan expenses as mutually agreed
                                                        upon
-    annuitization under this Contract or
     another contract issued by us



DAILY ASSET CHARGE

This charge is also known as the mortality and expense risk (M&E) charge and is deducted on each Valuation Date from amounts held in the Separate Account. The charge will vary based on the expected aggregate Contract assets during the first Contract year, as determined by the Company. This charge is equal to a maximum of 1.50% annually (1.30% for unallocated Contracts in Florida) of the amounts allocated to each Funding Option. The daily asset charge applicable to your Contract will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company. Below are the other variations of the charge based on different levels of expected aggregate Contract assets:


 AGGREGATE CONTRACT ASSETS     DAILY ASSET CHARGE
---------------------------    ------------------


     $0 -- $249,999.99                1.50%
  $250,000 -- $999,999.99             1.30%
$1,000,000 -- $2,999,999.99           1.05%
    $3,000,000 and over               0.80%


The mortality risk portion compensates the Company for guaranteeing to provide Annuity payments according to the terms of the Contract regardless of how long the Annuitant lives and for providing the death benefit if a Participant dies prior to the Annuity Commencement Date. The expense risk portion of the daily asset charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs. Actual costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     -    sales, commission and marketing expenses, and

     -    other costs of doing business.

We may, under some circumstances, agree to change the daily asset charge for a Plan from the charge level that would otherwise apply based on the aggregate Contract assets based on factors such as annual contributions, the number of employees, demographics of Plan Participants (which may reduce mortality and expenses of the Plan), and any other factors that the Company considers relevant.

Although variable Annuity payments made under the Contracts will vary in accordance with the investment performance of each Funding Option's investment portfolio, payments will not be affected by: (a) the Company's actual mortality experience among Annuitants after retirement, or (b) the Company's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by the Company.

VARIABLE LIQUIDITY BENEFIT CHARGE


If the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn during the annuity period. This charge is not assessed during the accumulation phase.

For Contracts issued on or after May 24, 2005, We will assess the charge as a percentage of the total benefit received as follows:


               CONTRACT YEAR                  WITHDRAWAL CHARGE
------------------------------------------    -----------------
GREATER THAN OR EQUAL TO     BUT LESS THAN


         0 years                1 years               5%
         1 years                2 years               4%
         2 years                3 years               3%
         3 years                4 years               2%
         4 years                5 years               1%
        5+ years                                      0%


For Contracts issued before May 24, 2005, We will assess the charge as a percentage of the total benefit received as follows:


               CONTRACT YEAR                  WITHDRAWAL CHARGE
------------------------------------------    -----------------
GREATER THAN OR EQUAL TO     BUT LESS THAN


         0 years                2 years               5%
         2 years                4 years               4%
         4 years                6 years               3%
         6 years                8 years               2%
        8+ years                                      0%


Please refer to Payment Options for a description of this benefit.

FUNDING OPTION CHARGES

There are certain deductions from and expenses paid out of the assets of each Funding Option. These are described in the applicable prospectus for each Funding Option. Underlying Funding Option expenses are not fixed or guaranteed and are subject to change by the Fund.

SEMI-ANNUAL ADMINISTRATIVE CHARGE

A semi-annual administrative charge of up to $15 may be deducted from the value of each Participant's Individual Account for administrative expenses. The fee only applies to allocated Contracts and is assessed only during the Accumulation Period.

The semiannual administrative contract fee cannot be increased. The charge is set at a level that does not exceed the average expected cost of the administrative services to be provided while the Contract is in force. In determining the level of the fee, we consider certain factors including, but not limited to, the following:

     - The size and characteristics of the Contract and the group to which it is issued including: the annual amount of Purchase Payments per Participant, the expected turnover of employees, whether the Contract Owner will remit Purchase Payment allocations electronically, and any other factors pertaining to the characteristics of the group or the Plan which may enable the Company to reduce the expense of administration.

     - Determination of the Company's anticipated expenses in administering the Contract, such as: billing for Purchase Payments, producing periodic reports, providing for the direct payment of Contract charges rather than having them deducted from Contract values, and any other factors pertaining to the level and expense of administrative services which will be provided under the Contract.

     -    TPA and/or agent involvement.


This charge is applied pro-rata to the subaccounts. We will also prorate this charge (i.e., calculate) from the date of participation in the plan. We will also prorate this charge if the Contract is terminated.

INSTALLATION CHARGE

An installation charge of $1,000 may be applied to plans with an average balance per participant of less than $5,000.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.



TPA ADMINISTRATIVE CHARGES

We may be directed by the Contract Owner to deduct charges from Purchase Payments or cash values for payment to the Contract Owner and/or the TPA for Plan-related expenses. These charges are not levied by the Contract. Such charges may include maintenance fees and transaction fees.

The Company pays selected TPAs, some of which may be owned by or in which your registered representative has a financial interest, a flat per participant fee for various services in lieu of our providing those services to plan clients directly. We are solely responsible for the payment of these fees, and they are not deducted from your Contract.


ACCOUNT REDUCTION LOAN FEES

We make available account reduction loans. If your plan or group of which you are a participant or member permits account reduction loans, and you take an account reduction loan, there is a one-time $75 Account Reduction Loan initiation fee. This fee is paid from the requested loan principal amount.


                                    TRANSFERS

--------------------------------------------------------------------------------

TRANSFERS OF CASH VALUE BETWEEN FUNDING OPTIONS

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the New York Stock Exchange will be processed based on the value(s) next computed on the next business day.

Cash Values may generally be transferred from the Funding Option(s) to the Fixed Account at any time. No transfers will be allowed between the Fixed Account and any Competing Fund. Cash Values previously transferred from the Fixed Account to a non-competing Funding Options may not be transferred back to the Fixed Account or any Competing Fund for a period of at least three months from the date of transfer. We reserve the right to limit the number of transfers and percentage of Cash Value to be transferred from the Fixed Account to the Funding Options and to Contracts not issued by us. The minimum limitation on the number of transfers would be one in any six-month period. Where permitted by state law, we reserve the right to restrict transfers from the Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the underlying funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be present in the international, small-cap, and high-yield Underlying Funds (i.e., American Funds Global Growth Fund, American Funds Growth Fund, American Funds Growth-Income Fund, Dreyfus Variable Investment Fund Developing Leaders Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global High Yield Bond Portfolio, BlackRock High Yield Portfolio, Dreman Small-Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio and Templeton Growth Fund, Inc., the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we intend to treat all American Funds Insurance Series Portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.


We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Fund to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.


AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds Distributors requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; a second violation will result in the imposition of the transfer restrictions described below. Also, as Monitored Portfolios, our current market timing and excessive trading policies and procedures also will apply to American Funds portfolios, and transfer restrictions may be imposed upon a violation of either monitoring policy.


Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

     - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those underlying funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement as required by SEC Regulation with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Funds promptly, upon request, certain information about the trading activity of individual Contract Owners and to execute instructions from the Underlying Fund to restrict or prohibit further purchase payments or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Fund (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Fund. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Fund, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner. You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING (TRANSFERS)

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows the Contract Owner or Participant to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss. There is no additional fee to participate in the DCA Program.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under the DCA Program will be counted for purposes of determining whether you have reached the 20% limit on the amount that may be transferred out of the Fixed Account in any one year. However, we will allow you to transfer more than 20% out of the Fixed Account if the transfers are pre-authorized transfers made through the DCA Program. Transfers made under the DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

TRANSFERS FROM FUNDING OPTIONS TO CONTRACTS NOT ISSUED BY US

You may transfer all or any part of Your Contract's Cash Surrender Value, subject to the restrictions of the Fixed Account, if applicable, from any Funding Option to any contract not issued by us. Such transfers may be subject to a sales or surrender charge, as described in the Contract. If authorized by the Contract Owner, a Participant may transfer all or any part of the Cash Surrender Value from one Funding Option to any contract not issued by us, subject to the restrictions of the Fixed Account, if applicable.

TRANSFERS TO OR FROM OTHER CONTRACTS ISSUED BY US

Under specific conditions, we may allow you to transfer to this Contract the Contract value of other group annuity contracts we have issued to you or to transfer amounts from this Contract to another Contract issued by us without applying a sales or surrender charge to the funds being transferred. Once the transfer is complete and we have established an account for you at your direction, a new sales or surrender charge may apply, as described in the new Contract.

TRANSFERS FROM CONTRACTS NOT ISSUED BY US

Under specific conditions, when authorized by the state insurance department, we may credit a Plan up to 4% of the amount transferred to us from another investment vehicle as reimbursement to the Plan for any exit penalty assessed by the other investment vehicle provider. We will recover this credit through reduced compensation paid to the servicing agent or broker.

                             ACCOUNT REDUCTION LOANS

--------------------------------------------------------------------------------

We administer loan programs made available through plans on an account reduction basis for certain Contracts. If the loan is in default and has been reported to the Internal Revenue Service as income but not yet offset, loan repayments will be posted as after-tax contributions. Loan amounts will be taken from amounts that are vested according to your plan on a pro-rata basis from the source(s) of money the plan permits to be borrowed (e.g., money contributed to the plan through salary reduction, elective deferrals, direct transfers, direct rollovers and employer contributions), then on a pro-rata basis from each subaccount and the Fixed Account in which you then have a balance consisting of these sources of money. Loan repayment amounts will be posted back to the original money sources used to make the loan, if the loan is in good standing at the time of repayment. Loan repayments will be allocated on a pro-rata basis into the funding options and the Fixed Account in which you then have a balance. Loan repayment periods, repayment methods, interest rate, default procedures, tax reporting and permitted minimum and maximum loan amounts will be disclosed in the loan agreement documents. There may be initiation and maintenance fees associated with these loans.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Before the Maturity Date, we will pay all or any portion of your Cash Surrender Value to the Contract Owner or at the Contract Owner's direction, to the Participant. A Contract Owner's account may be surrendered for cash without the consent of any Participant, as provided in the Plan.

We may defer payment of any Cash Surrender Value for up to seven days after we receive the request in good order. The Cash Surrender Value equals the Contract or account cash value less any applicable withdrawal charge, outstanding cash loans, and any premium tax not previously deducted. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the value of the Contract or account at the time of surrender.


We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


SYSTEMATIC WITHDRAWALS

Before the Maturity Date, Participants may choose to withdraw a specified dollar amount (at least $50) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes, sales charge and surrender charge. To elect systematic withdrawals, Participants must have a Cash Value of at least $5,000 and must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which Participants have an interest, unless you or your designee instruct us otherwise. Participants may begin or discontinue systematic withdrawals at any time by notifying us in writing, but must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Participant is under age 59 1/2. There is no additional fee for electing systematic withdrawals. Participants should consult with their tax adviser regarding the tax consequences of systematic withdrawals.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

We issue only the Contract. Where we refer to "you," we are referring to the Contract Owner. The Annuitant, generally a Plan Participant, is the individual upon whose life the Maturity Date and the amount of monthly Annuity payments depend.

At Your direction, Participants will receive all payments while they are alive unless You direct them to an alternate recipient.


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

BENEFICIARY

For unallocated Contracts, you name the beneficiary in a Written Request. The beneficiary has the right to receive any remaining contractual benefits attributable to a Participant upon the death of the Participant. If more than one beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request before the death of the Participant.

The beneficiary is the person or persons designated to receive payment of any death benefit upon the death of the Participant. For allocated Contracts, Participants name the beneficiary for their Individual Account in a Written Request. The beneficiary has the right to receive any benefits due under that Individual Account upon the death of the Participant. If more than one beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request, before the death of the Participant.

For allocated Contracts, unless an irrevocable beneficiary has been named Participants have the right to change the beneficiary for their Individual Account by Written Request during the lifetime of the Participant and while the Contract continues.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

DEATH BENEFITS PRIOR TO THE ANNUITY COMMENCEMENT DATE

For allocated Contracts, a death benefit may be provided in the event of death of the Participant subject to the rules described below. For unallocated Contracts, a death benefit is only available with the Company's approval, and may not be available in all jurisdictions.

The Contract provides that in the event the Participant dies before the selected Annuity Commencement Date or the Participant's attainment of age 75 (whichever occurs first), the death benefit payable will be the greater of (a) the Cash Value of the Participant's Individual Account or (b) the total Purchase Payments made under that Participant's Individual Account, less any applicable premium tax and prior surrenders not previously deducted and any outstanding loan balance as of the date we receive Due Proof of Death.


If the Participant dies on or after age 75 and before the Annuity Commencement Date, we will pay the Beneficiary the Cash Value of the Participant's Individual Account, (or value attributable to the Participant) less any applicable premium tax, prior surrenders not previously deducted, and any outstanding loan balance, as of the date we receive Due Proof of Death.


When provided, the Death Benefits calculated for an unallocated contract are based on the Cash Value attributable to the Participant.

Under an unallocated Contract, we will pay this benefit upon receiving Due Proof of Death along with a Written Request setting forth the Cash Value and the total Purchase Payments attributable to the Participant under the Contract. In addition, we will require copies of records and any other reasonable proof we find necessary to verify the Cash Value and total Purchase Payments attributable to the Participant under the unallocated Contract.


The death benefit may be taken by the Beneficiary in one of three ways: 1) in a single sum, in which case payment will be made within seven days of our receipt of Due Proof of Death, unless subject to postponement as explained below; 2) within five years of the Participant's date of death; or 3); applied to a lifetime Annuity. The Beneficiary may choose to have Annuity payments made on a variable basis, fixed basis, or a combination of the two.


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE (ANNUITY COMMENCEMENT DATE)

Under the Contract, you can direct us to make regular income payments to Participants ("Annuity payments"). You, or at your direction Participants, can choose the month and the year in which those payments begin ("Annuity Commencement Date"). You (or at your direction, Participants) can also choose among income plans (annuity options). While the Participant is alive, the selection can be changed any time up to the Annuity Commencement Date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; (c) for the joint lifetime of the Participant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period or fixed amount. We may require proof that the Participant is alive before Annuity payments are made. Not all options may be available in all states.

You may direct us to annuitize amounts attributable to a Participant at any time after you purchase the Contract. Certain annuity options may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon either the later of the Participant's attainment of age 70 1/2 or year of retirement; or the death of the Participant. This requirement may be changed by Us. Participants should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity payments begin, you have not made an election, we will apply your cash value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity payment attributable to each Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity payments begin. We use an Annuity Unit to measure the dollar value of an Annuity payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT

Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3.0%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3.0%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3.0%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS

The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment.

FIXED ANNUITY

A Fixed Annuity provides for payments that do not vary during the Annuity Period. The dollar amount remains constant throughout the payment period. The dollar amount of the first Fixed Annuity payment will be calculated as described under "Amount of First Payment." All subsequent payments will be in the same amount. If it would provide a larger payment, the first Fixed Annuity payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

ELECTION OF OPTIONS

Any amount distributed from the Contract may be applied to any one of the annuity options described below. The minimum amount that can be placed under an annuity option is $2,000 unless we consent to a lesser amount. If any periodic payments due are less than $100, we reserve the right to make payments at less frequent intervals.

Election of any of these options must be made by Written Request to our Home Office at least 30 days prior to the date such election is to become effective. The form of such annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

     - the Participant's name, address, date of birth, social security number;

     -    the amount to be distributed;

     -    the annuity option which is to be purchased;

     -    the date the annuity option payments are to begin;

     - if the form of the annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the beneficiary as designated by you; and

     -    any other data that we may require.

The beneficiary, as specified above, may be changed by you or the Annuitant as long as we are notified by Written Request while the Annuitant is alive and before payments have begun. If the beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the beneficiary. After we receive the Written Request and the written consent of the beneficiary (if required), the new beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment we made before the Written Request.



RETIRED LIFE CERTIFICATE

We will issue to each person to whom annuity benefits are being paid under your Contract a certificate setting forth a statement in substance of the benefits to which such person is entitled under the Contract.

ALLOCATION OF CASH SURRENDER VALUE DURING THE ANNUITY PERIOD

At the time an annuity option is elected, you or the TPA also may elect to have the Participant's Cash Surrender Value applied to provide a variable annuity, a fixed annuity, or a combination of both. If no election is made to the contrary, the Cash Surrender Value will provide an annuity, which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You, the TPA, or the Participant, if you so authorize, may elect to transfer cash values from one funding option to another, as described in the provision Transfers of Cash Value Between Funding Options, in order to reallocate the basis on which Annuity payments will be determined. Once Annuity payments have begun, no further transfers are allowed.

ANNUITY OPTIONS

Option 1 -- Life Annuity/No Refund. A life annuity is an annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then we will continue to make payments to the designated beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the

Annuitant, the beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a variable annuity:

     (a) is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity payment; and

     (b)  is

     (1)  the number of Annuity Units represented by each payment; times

     (2)  the number of payments made;

and for a Fixed Annuity:

     (a) is the cash value applied on the Annuity Commencement Date under this option; and

     (b)  is the dollar amount of Annuity payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, we will continue to make monthly Annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, we will continue to make monthly Annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.


Option 6 -- Payments for a Fixed Period -- We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than the period selected, we will continue to make payments to the designated Beneficiary during the remainder of the period. Please note that Option 6 may not satisfy minimum required distribution rules for qualified contracts. Consult your tax advisor before electing this option.


Option 7 -- Other Annuity Options. We will make other arrangements for Annuity payments as may be mutually agreed upon by you and us.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with variable annuity option "Payments for a Fixed Period" (without life contingency) where the payments are made on a variable basis.

At any time after annuitization and before death, a participant may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum surrender charge rate shown on the specifications page of the contract (provided that the Contract is not beyond the fifth or eighth Contract Year, as specified in the applicable chart), multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

CONTRACT AND PARTICIPANT'S INDIVIDUAL ACCOUNT TERMINATION


Under the allocated Contracts, if the Cash Value in a Participant's Individual Account is less than the termination amount as stated in Your Contract ($2,000), we reserve the right to terminate that Participant's Individual Account and move the Cash Value of that Participant's Individual Account to Your Account.

Any Cash Value that is not due to a terminating Participant under the Plan will be moved to Your Account at your direction.


You may discontinue this Contract by Written Request at any time for any reason. We reserve the right to discontinue this Contract if:


     - the Cash Value of the Contract is less than the termination amount stated in Your Contract ($20,000 for allocated Contracts); or


     - we determine within our sole discretion and judgment that the Plan or administration of the Plan is not in conformity with applicable law; or

     -    we receive notice that is satisfactory to us of plan termination.

If we discontinue this Contract or we receive your Written Request to discontinue the Contract, we will, in our sole discretion and judgment:

     -    accept no further payments for this Contract; and

     - pay you the Cash Surrender Value of the Funding Options, or distribute the Cash Surrender Value of each Participant's Individual Account as described in the settlement provisions section at your direction; and

     -    pay you the Cash Surrender Value of the Fixed Account, if applicable.


If the Contract is discontinued, we will distribute the Cash Surrender Value to you at the most current address available on our records. Discontinuance of the Contract will not affect payments we are making under annuity options that began before the date of discontinuance. In New York (for Contracts issued on or after April 30, 2007) and certain other states we are required to pay you the Cash Value upon our discontinuance of the Contract.


SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.


MISSTATEMENT

We may require proof of age of the Owner, Annuitant or beneficiary before making any payments under this Contract that are measured by the Owner's, Annuitant's or beneficiary's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once income payments have begun, any overpayments or underpayments will be deducted from or added to the payment or payments made after the adjustment. In certain states we may be required to pay interest on any underpayments.

                              THE SEPARATE ACCOUNT

--------------------------------------------------------------------------------

MetLife of CT Separate Account QPN for Variable Annuities was established on December 26, 1995 and is exempt from registration with the SEC pursuant to
Section 3(c)(11) the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Funding Options. We may also offer contracts through the Separate Account that are not registered with the SEC.


We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of the Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company.


All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company Separate Accounts to fund variable annuity and variable life insurance contracts or to qualified pension or retirement plans s permitted under the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

The Company reserves the right, subject to compliance with the law, to substitute investment alternatives under the Contract and/or to offer additional Funding Options.

Certain Funding Options are considered Competing Funds, and are subject to transfer restrictions. These options are noted as such in your Contract. Certain Funding Options are not currently considered Competing Funds, but may be so in the future because of an allowable change in the Funding Option's investment strategy. These are also noted in your Contract.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Variable Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Funding Option. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI. You are responsible for determining whether your purchase of a Contract, withdrawals, annuity payments and any other transactions under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).


GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%).

Tax-Free Exchanges: Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.


Generation-Skipping transfer tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.


To the extent permitted under Federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

The rules for state and local income taxes may differ from the Federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

Under current Federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends.

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below.


All IRAs, Roth IRAs, TSAs (ERISA and non-ERISA), sec.457(b), sec.403(a), SEP and SIMPLE plans and 401(a) and 401(k) plans (hereinafter "Qualified Plans" unless otherwise specified) receive tax deferral under the Code. Although there are no additional tax benefits by funding your Qualified Plan with an annuity, doing so does offer you additional insurance benefits such as the availability of a guaranteed income for life.


KEOGH A Keogh plan is generally a qualified retirement plan (defined contribution or defined benefit) that covers a self-employed person. Other employees may also be covered. Special rules apply to contribution limits in the case of a self-employed person. The tax rules work similarly to the withdrawal, distribution and eligible distribution rules as under IRAs. However, there may be some differences: consult your tax advisor.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other Qualified Contracts. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation. We have provided a more complete discussion in the SAI.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS


Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans, 457(b) plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.


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

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

DESIGNATED ROTH ACCOUNTS FOR 403(B) PLANS AND 401(K) PLANS


Effective January 1, 2006, employers that have established and maintain TSA or 401(k) plans ("collectively the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA or 401(k) plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract or to a Contract issued under a 401(k) program under the following conditions:


     1. The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     2. In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     3. All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     4. In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     5. No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     6. If permitted under the federal tax law, we may permit both pre-tax contributions under a Plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan or pre-tax 401(k) plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law. However, we reserve the right to require a separate TSA Contract to accept designated Roth TSA contributions and a separate section 401(k) Contract to accept designated Roth 401(k) contributions.

     7. We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31,2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

     - The employer must permit contributions under a pre-tax 403(b) or pre-tax 401 (k) plan in order to permit contributions to be irrevocably designated and made part of the Qualified Roth Contribution Program.

     - Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (age 50+catch-up) as well as contribution limits that apply under the Plan.

     - In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the Plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2, hardship withdrawals only with respect to contributions, if permitted under the Plan).

     - If the amounts have been held under any Designated Roth Account of a participant for at least five years, and are made on account of death, disability, or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distribution").

     - Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

     - Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

                            OTHER TAX CONSIDERATIONS

--------------------------------------------------------------------------------

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

For Qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% additional tax is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.




TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Contract because the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

Under the Code, withdrawals need not be made by a particular age. However, it is possible that the Internal Revenue Service may determine that the Contract must be surrendered or annuity payments must commence by a certain age (e.g., 85 or older) or your Contract may require that you commence payments by a certain age.


PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed will generally be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

HURRICANE RELIEF

DISTRIBUTIONS

Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to Your particular situation.

LOANS

Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year.
Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to Your particular situation.


CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

     - Possible taxation of transfers between investment divisions or transfers from a subaccount to the Fixed Account or Fixed Annuity.

     - Possible taxation as if you were the Contract Owner of your portion of the Separate Account's assets.

     - Possible limits on the number of funding options available or the frequency of transfers among them.

Tax Credits and Deductions. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

THE FINANCIAL STATEMENTS

The financial statements for the Company are located in the Statement of Additional Information.

DISTRIBUTION OF THE CONTRACTS


DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed Met Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distribution was MLI Distribution, LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.


We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).


The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. (See the Statement of Additional Information "Distribution and Principal Underwriting Agreement" for a list of the broker-dealer firms that received compensation during 2006, as well as the range of additional compensation paid.) The Company and MLIDC may enter into similar arrangements with their other affiliates Metropolitan Life Insurance Company, Walnut Street Securities, Inc., MetLife Securities, Inc., and New England Securities Corporation.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds which may be offered in the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALES OF THE CONTRACTS BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representative are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.


We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Growth Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund for services it provides in marketing the Fund's shares in connection with the Contract.


CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS


The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of the vote. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.


CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever: (1) the New York Stock Exchange is closed; (2) when trading on the new York Stock Exchange is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the Commission, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the contracts.

                  APPENDIX A -- CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

            THE TRAVELERS SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Accumulation unit values with Separate Account charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix D. Please refer to the Fee Table section of this prospectus for more information on Separate Account charges. "Number of units outstanding at end of year" includes units in contracts funded by Separate Account QPN which are not registered.

                         SEPARATE ACCOUNT CHARGES 0.20%


                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Templeton Growth Fund Subaccount (Class A)
  (8/96)...........................................  2006        1.000            1.184             --

AllianceBernstein Variable Products Series Fund,
  Inc.

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01).................................  2006        1.000            1.129             --

American Funds Insurance Series

  American Funds Global Growth Subaccount (Class 2)
  (5/04)...........................................  2006        1.000            1.168             --

  American Funds Growth Subaccount (Class 2)
  (5/04)...........................................  2006        1.000            1.105             --

  American Funds Growth-Income Subaccount (Class 2)
  (5/04)...........................................  2006        1.000            1.135             --

Delaware VIP Trust

  Delaware VIP REIT Subaccount (Standard Class)
  (5/03)...........................................  2006        1.000            1.194             --

Dreyfus Variable Investment Fund

  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98)...................................  2006        1.000            1.139             --

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (6/98)..........................  2006        1.000            1.128             --

Franklin Templeton Variable Insurance Products
  Trust

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)......................  2006        1.000            1.125             --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)........................................  2006        1.000            1.144             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.000            1.241             --

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04).................................  2006        1.000            1.170             --

Janus Aspen Series

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.000            1.164             --

Lazard Retirement Series, Inc.

  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.000            1.142             --

Legg Mason Partners Income Trust

  LMPIF Investment Grade Bond Subaccount (Class A)
  (9/96)...........................................  2006        1.000            1.063             --

Legg Mason Partners Variable Portfolios V

  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01)...........................................  2006        1.000            1.168             --

Legg Mason Partners Variable Portfolios I, Inc.

  LMPVPI All Cap Subaccount (Class I) (9/98).......  2006        1.000            1.171             --

  LMPVPI Global High Yield Bond Subaccount (Class
  I) (7/98)........................................  2006        1.000            1.078             --

  LMPVPI Investors Subaccount (Class I) (10/98)....  2006        1.000            1.152             --

  LMPVPI Total Return Subaccount (Class I)
  (10/98)..........................................  2006        1.000            1.123             --

Legg Mason Partners Variable Portfolios II

  LMPVPII Equity Index Subaccount (Class II)
  (5/04)...........................................  2006        1.000            1.153             --

Legg Mason Partners Variable Portfolios III, Inc.

  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.000            1.021             --

  LMPVPIII Aggressive Growth Subaccount (5/00).....  2006        1.000            1.120             --

  LMPVPIII Large Cap Growth Subaccount (10/98).....  2006        1.000            1.175             --

  LMPVPIII Money Market Subaccount (6/98)..........  2006        1.000            1.022             --

  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.000            1.145             --

Lord Abbett Series Fund, Inc.

  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/04).......................................  2006        1.000            1.131             --

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04)...........................................  2006        1.000            1.154             --

Met Investors Series Trust

  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.000            1.075             --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.000            1.066             --

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.000            1.150             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.000            1.167             --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06)*................................  2006        1.000            1.200             --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.000            1.157             --

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.000            1.108             --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.000            1.072             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.000            1.134             --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.000            1.124             --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.000            1.142             --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.000            1.159             --

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.000            1.191             --

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.000            1.140             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.000            1.150             --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.000            1.047             --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (11/06)................................  2006        1.142            1.169             --

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Metropolitan Series Fund, Inc.

  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.000            1.108             --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.000            1.042             --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.000            1.157             --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.000            1.117             --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.000            1.158             --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.000            1.067             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.000            1.090             --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.000            1.114             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.000            1.136             --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.000            1.112             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        1.000            1.163             --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.000            1.083             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)*.....................  2006        1.000            1.039             --

Oppenheimer Variable Account Funds

  Oppenheimer Main Street/VA Subaccount (Service
  Shares) (5/04)...................................  2006        1.000            1.000             --

PIMCO Variable Insurance Trust

  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/05)....................................  2006        1.000            1.013             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.000            1.040             --

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.000            1.154             --

Van Kampen Life Investment Trust

  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03)...........................................  2006        1.000            1.149             --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).......................................  2006        1.000            1.092             --

Variable Insurance Products Fund

  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01)...........................................  2006        1.000            1.109             --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.000            1.093             --



                         SEPARATE ACCOUNT CHARGES 1.50%


                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Templeton Growth Fund Subaccount (Class A)
  (8/96)...........................................  2006        2.216            2.660         10,506,686
                                                     2005        2.080            2.216         11,556,208
                                                     2004        1.805            2.080         12,919,588
                                                     2003        1.379            1.805         13,010,237
                                                     2002        1.546            1.379         12,161,792
                                                     2001        1.561            1.546         10,980,144
                                                     2000        1.558            1.561          9,557,128
                                                     1999        1.212            1.558         10,293,355
                                                     1998        1.262            1.212          8,312,609
                                                     1997        1.102            1.262          5,173,181

AllianceBernstein Variable Products Series Fund,
  Inc.

  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04).................................  2006        1.109            1.159                 --
                                                     2005        1.076            1.109         17,734,860
                                                     2004        1.000            1.076         10,307,530

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01).................................  2006        0.872            0.854                 --
                                                     2005        0.771            0.872            951,877
                                                     2004        0.723            0.771            907,070
                                                     2003        0.594            0.723            413,368
                                                     2002        0.873            0.594            179,332
                                                     2001        1.000            0.873             18,209

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


American Funds Insurance Series

  American Funds Global Growth Subaccount (Class 2)
  (5/04)...........................................  2006        1.240            1.471          2,396,988
                                                     2005        1.103            1.240          1,313,171
                                                     2004        1.000            1.103            286,997

  American Funds Growth Subaccount (Class 2)
  (5/04)...........................................  2006        1.243            1.350          6,913,220
                                                     2005        1.086            1.243          3,980,066
                                                     2004        1.000            1.086          1,373,848

  American Funds Growth-Income Subaccount (Class 2)
  (5/04)...........................................  2006        1.123            1.275          4,794,228
                                                     2005        1.077            1.123          3,195,600
                                                     2004        1.000            1.077            961,627

Capital Appreciation Fund

  Capital Appreciation Fund (8/96).................  2006        2.304            2.280                 --
                                                     2005        1.979            2.304         18,563,953
                                                     2004        1.680            1.979         23,158,000
                                                     2003        1.366            1.680         27,329,517
                                                     2002        1.850            1.366         27,954,350
                                                     2001        2.542            1.850         26,206,652
                                                     2000        3.303            2.542         20,889,039
                                                     1999        2.184            3.303         18,194,490
                                                     1998        1.371            2.184          8,622,300
                                                     1997        1.103            1.371          4,113,833

Delaware VIP Trust

  Delaware VIP REIT Subaccount (Standard Class)
  (5/03)...........................................  2006        1.727            2.257                 --
                                                     2005        1.636            1.727          1,777,079
                                                     2004        1.264            1.636          1,084,433
                                                     2003        1.000            1.264             90,438

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Variable Investment Fund

  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98)...................................  2006        1.046            1.201          5,754,950
                                                     2005        1.018            1.046          7,060,613
                                                     2004        0.983            1.018          8,454,795
                                                     2003        0.824            0.983          9,229,603
                                                     2002        1.004            0.824          9,404,573
                                                     2001        1.124            1.004          1,413,165
                                                     2000        1.148            1.124          1,162,227
                                                     1999        1.046            1.148            758,484
                                                     1998        1.000            1.046             34,225
                                                     1998        1.000            1.000                 --

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (6/98)..........................  2006        1.364            1.395          8,789,537
                                                     2005        1.309            1.364         10,977,038
                                                     2004        1.193            1.309         12,712,825
                                                     2003        0.920            1.193         12,742,617
                                                     2002        1.154            0.920         11,059,130
                                                     2001        1.248            1.154          5,539,829
                                                     2000        1.118            1.248          2,288,777
                                                     1999        0.922            1.118            693,155
                                                     1998        1.000            0.922             27,345
                                                     1998        1.000            1.000                 32

Franklin Templeton Variable Insurance Products
  Trust

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)......................  2006        0.999            1.070          1,245,900
                                                     2005        0.968            0.999          1,259,582
                                                     2004        0.881            0.968          1,114,447
                                                     2003        0.652            0.881            674,331
                                                     2002        0.928            0.652            221,616
                                                     2001        1.000            0.928             21,813
                                                     2001        1.000            1.000                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)........................................  2006        1.448            1.689                 --
                                                     2005        1.329            1.448            656,050
                                                     2004        1.198            1.329            351,824
                                                     2003        1.000            1.198            157,970

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.232            2.816          2,063,801
                                                     2005        1.778            2.232          1,283,293
                                                     2004        1.447            1.778            433,489
                                                     2003        1.000            1.447             39,268

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04).................................  2006        1.249            1.495          2,297,478
                                                     2005        1.151            1.249          1,807,817
                                                     2004        1.000            1.151            938,304

High Yield Bond Trust

  High Yield Bond Trust (5/05).....................  2006        1.025            1.048                 --
                                                     2005        1.000            1.025                217

Janus Aspen Series

  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00)...................................  2006        0.822            0.880                 --
                                                     2005        0.744            0.822          1,901,939
                                                     2004        0.677            0.744          1,596,028
                                                     2003        0.556            0.677          1,611,500
                                                     2002        0.722            0.556          1,280,338
                                                     2001        0.848            0.722            750,369
                                                     2000        1.000            0.848            213,396

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.493            0.551         12,474,519
                                                     2005        0.447            0.493         13,988,779
                                                     2004        0.377            0.447          9,493,263
                                                     2003        0.284            0.377          7,436,895
                                                     2002        0.401            0.284          6,591,378
                                                     2001        0.673            0.401          4,375,808
                                                     2000        1.000            0.673          1,276,921
                                                     2000        1.000            1.000                 --

Lazard Retirement Series, Inc.

  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.548            1.739                 --
                                                     2005        1.511            1.548            543,026
                                                     2004        1.335            1.511            132,665
                                                     2003        1.000            1.335             39,116

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Income Trust

  LMPIF Investment Grade Bond Subaccount (Class A)
  (9/96)...........................................  2006        1.718            1.744          3,442,527
                                                     2005        1.713            1.718          4,635,064
                                                     2004        1.633            1.713          5,648,321
                                                     2003        1.575            1.633          6,206,492
                                                     2002        1.422            1.575          4,975,708
                                                     2001        1.316            1.422          2,745,427
                                                     2000        1.200            1.316          1,749,624
                                                     1999        1.340            1.200          1,582,059
                                                     1998        1.256            1.340            667,345
                                                     1997        1.088            1.256             39,358

Legg Mason Partners Variable Portfolios V

  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01)...........................................  2006        1.138            1.266          1,416,753
                                                     2005        1.101            1.138          1,240,390
                                                     2004        0.967            1.101          1,122,188
                                                     2003        0.691            0.967            595,459
                                                     2002        0.944            0.691            144,091
                                                     2001        1.000            0.944              3,114

Legg Mason Partners Variable Portfolios I, Inc.

  LMPVPI All Cap Subaccount (Class I) (9/98).......  2006        1.893            2.203          3,069,891
                                                     2005        1.847            1.893          3,614,900
                                                     2004        1.731            1.847          4,023,241
                                                     2003        1.264            1.731          2,326,401
                                                     2002        1.712            1.264          1,798,839
                                                     2001        1.706            1.712          1,016,177
                                                     2000        1.464            1.706            324,323
                                                     1999        1.217            1.464             74,983
                                                     1998        1.000            1.217              3,830

  LMPVPI Global High Yield Bond Subaccount (Class
  I) (7/98)........................................  2006        1.509            1.645          2,007,200
                                                     2005        1.476            1.509          2,108,663
                                                     2004        1.349            1.476          2,074,998
                                                     2003        1.102            1.349          1,879,704
                                                     2002        1.043            1.102          1,020,867
                                                     2001        1.007            1.043            555,181
                                                     2000        1.022            1.007            342,867
                                                     1999        0.983            1.022            256,124
                                                     1998        1.000            0.983              4,867

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPI Investors Subaccount (Class I) (10/98)....  2006        1.472            1.715          5,565,457
                                                     2005        1.403            1.472          6,896,463
                                                     2004        1.290            1.403          8,252,636
                                                     2003        0.990            1.290          4,311,697
                                                     2002        1.305            0.990          4,108,146
                                                     2001        1.383            1.305          1,468,923
                                                     2000        1.218            1.383            834,971
                                                     1999        1.107            1.218            453,956
                                                     1998        1.000            1.107                107

  LMPVPI Total Return Subaccount (Class I)
  (10/98)..........................................  2006        1.248            1.384          3,933,394
                                                     2005        1.226            1.248          5,007,135
                                                     2004        1.145            1.226          5,917,662
                                                     2003        1.002            1.145          7,316,582
                                                     2002        1.092            1.002          7,560,643
                                                     2001        1.118            1.092             92,027
                                                     2000        1.052            1.118             23,191
                                                     1999        1.059            1.052              4,403
                                                     1998        1.000            1.059                327
                                                     1998        1.000            1.000                 19

Legg Mason Partners Variable Portfolios II

  LMPVPII Equity Index Subaccount (Class II)
  (5/04)...........................................  2006        1.112            1.261          6,469,380
                                                     2005        1.082            1.112          7,573,568
                                                     2004        1.000            1.082          8,765,423

Legg Mason Partners Variable Portfolios III, Inc.

  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.004            1.030            229,231
                                                     2005        0.996            1.004            322,199
                                                     2004        0.999            0.996             66,742
                                                     2003        1.000            0.999              1,001

  LMPVPIII Aggressive Growth Subaccount (5/00).....  2006        1.010            1.083         26,698,179
                                                     2005        0.919            1.010         32,284,111
                                                     2004        0.848            0.919         42,068,628
                                                     2003        0.640            0.848         19,446,180
                                                     2002        0.965            0.640         17,497,218
                                                     2001        1.021            0.965          1,203,575
                                                     2000        1.000            1.021            354,651
                                                     2000        1.000            1.000                 --

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Large Cap Growth Subaccount (10/98).....  2006        1.593            1.642          3,624,798
                                                     2005        1.537            1.593          4,410,403
                                                     2004        1.555            1.537          5,248,863
                                                     2003        1.070            1.555          4,236,093
                                                     2002        1.443            1.070          2,949,924
                                                     2001        1.675            1.443          2,061,137
                                                     2000        1.827            1.675          1,166,407
                                                     1999        1.417            1.827            520,491
                                                     1998        1.000            1.417             23,624
                                                     1998        1.000            1.000                 --

  LMPVPIII Money Market Subaccount (6/98)..........  2006        1.116            1.150         27,848,188
                                                     2005        1.102            1.116         31,824,576
                                                     2004        1.109            1.102         35,546,930
                                                     2003        1.118            1.109         34,961,875
                                                     2002        1.121            1.118         28,636,267
                                                     2001        1.097            1.121         17,617,182
                                                     2000        1.050            1.097          9,939,860
                                                     1999        1.017            1.050          6,843,599
                                                     1998        1.000            1.017          3,447,634

  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.113            1.181          1,524,156
                                                     2005        1.082            1.113          1,999,728
                                                     2004        1.000            1.082          2,371,397

Lord Abbett Series Fund, Inc.

  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/04).......................................  2006        1.124            1.299          3,030,493
                                                     2005        1.105            1.124          3,330,405
                                                     2004        1.000            1.105            325,252

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04)...........................................  2006        1.236            1.367          1,539,893
                                                     2005        1.159            1.236          1,383,348
                                                     2004        1.000            1.159            605,973

Managed Assets Trust

  Managed Assets Trust (7/05)......................  2006        1.018            1.051                 --
                                                     2005        1.000            1.018                380

Met Investors Series Trust

  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        2.565            2.444          2,126,925

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.551            1.636            873,995

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.047            1.109          1,242,209

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.157            1.234             32,623

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06)*................................  2006        1.490            1.643          5,464,160

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        2.280            2.340         15,179,427

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.051            1.111              5,582

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.091            1.144            353,367

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.077         18,565,726

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.224            1.210          9,190,734

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.161            1.153             35,871

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.271            1.406          1,033,204

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.221          3,905,358

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.475            1.587            212,276

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.116            1.175             14,132

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.539            1.595          1,679,403

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (11/06)................................  2006        1.739            1.776            726,415

Metropolitan Series Fund, Inc.

  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.629            0.615         13,891,601

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.353            1.407          2,821,508

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.653            1.676          8,061,123

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.975            2.027          3,673,762

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.000            1.059            259,608

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.000            1.042            209,401

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.000            1.048            305,946

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.000            1.053          1,022,753

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.000            1.058          1,799,899

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.992            2.130         12,522,537

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070          2,705,886

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.048            1.114             43,705

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)*.....................  2006        1.042            1.079          5,280,065

Oppenheimer Variable Account Funds

  Oppenheimer Main Street/VA Subaccount (Service
  Shares) (5/04)...................................  2006        1.118            1.182                 --
                                                     2005        1.073            1.118            648,860
                                                     2004        1.000            1.073            789,706

PIMCO Variable Insurance Trust

  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/05)....................................  2006        0.985            0.977             36,611
                                                     2005        1.000            0.985              1,606

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.220            1.248          5,870,103
                                                     2005        1.209            1.220          5,904,054
                                                     2004        1.170            1.209          5,460,183
                                                     2003        1.131            1.170          4,357,604
                                                     2002        1.052            1.131          2,200,569
                                                     2001        1.000            1.052            125,425

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.693            1.956          3,920,654
                                                     2005        1.605            1.693          3,969,603
                                                     2004        1.291            1.605          3,492,490
                                                     2003        0.876            1.291          2,386,011
                                                     2002        1.088            0.876          1,271,145
                                                     2001        1.000            1.088             73,756

The Travelers Series Trust

  Travelers AIM Capital Appreciation Subaccount
  (5/04)...........................................  2006        1.149            1.224                 --
                                                     2005        1.073            1.149         12,161,921
                                                     2004        1.000            1.073          9,984,969

  Travelers Convertible Securities Subaccount
  (5/04)...........................................  2006        1.023            1.091                 --
                                                     2005        1.035            1.023             95,656
                                                     2004        1.000            1.035             66,802

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98)...........................................  2006        2.348            2.565                 --
                                                     2005        2.120            2.348          2,488,257
                                                     2004        1.848            2.120          2,909,201
                                                     2003        1.402            1.848          2,901,932
                                                     2002        1.662            1.402          1,508,067
                                                     2001        1.758            1.662            793,070
                                                     2000        1.530            1.758            406,412
                                                     1999        1.369            1.530             58,747
                                                     1998        1.000            1.369              4,253

  Travelers Equity Income Subaccount (10/96).......  2006        1.879            1.975                 --
                                                     2005        1.826            1.879          3,967,894
                                                     2004        1.687            1.826          4,731,716
                                                     2003        1.305            1.687          4,899,058
                                                     2002        1.540            1.305          4,176,695
                                                     2001        1.673            1.540          3,403,675
                                                     2000        1.557            1.673          2,828,028
                                                     1999        1.506            1.557          2,959,164
                                                     1998        1.360            1.506          2,162,143
                                                     1997        1.046            1.360            563,967

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Federated High Yield Subaccount
  (11/96)..........................................  2006        1.513            1.551                 --
                                                     2005        1.497            1.513            947,377
                                                     2004        1.377            1.497          1,121,022
                                                     2003        1.142            1.377          1,153,240
                                                     2002        1.118            1.142            882,698
                                                     2001        1.113            1.118            807,170
                                                     2000        1.230            1.113            740,124
                                                     1999        1.211            1.230            803,198
                                                     1998        1.174            1.211            555,833
                                                     1997        1.033            1.174            162,039

  Travelers Large Cap Subaccount (9/96)............  2006        1.603            1.653                 --
                                                     2005        1.497            1.603          5,659,374
                                                     2004        1.427            1.497          6,952,585
                                                     2003        1.162            1.427          4,313,654
                                                     2002        1.528            1.162          3,924,349
                                                     2001        1.876            1.528          3,670,359
                                                     2000        2.226            1.876          2,689,641
                                                     1999        1.748            2.226          2,128,563
                                                     1998        1.309            1.748            856,487
                                                     1997        1.075            1.309            204,119

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)................................  2006        1.053            1.120                 --
                                                     2005        1.000            1.053              8,460

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.018            1.023                 --
                                                     2005        1.000            1.018             35,873

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.044            1.082                 --
                                                     2005        1.000            1.044             47,745

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.067            1.113                 --
                                                     2005        1.000            1.067            179,810

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.026            1.046                 --
                                                     2005        1.000            1.026             32,425

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mercury Large Cap Core Subaccount
  (6/98)...........................................  2006        0.986            1.047                 --
                                                     2005        0.893            0.986          1,240,345
                                                     2004        0.782            0.893          1,129,244
                                                     2003        0.655            0.782            957,738
                                                     2002        0.889            0.655            869,331
                                                     2001        1.163            0.889            659,007
                                                     2000        1.251            1.163            327,133
                                                     1999        1.026            1.251            146,840
                                                     1998        1.000            1.026             52,472
                                                     1998        1.000            1.000                 --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/01)...........................................  2006        0.595            0.629                 --
                                                     2005        0.586            0.595         17,380,444
                                                     2004        0.521            0.586          1,797,736
                                                     2003        0.386            0.521          1,130,446
                                                     2002        0.766            0.386            588,596
                                                     2001        1.000            0.766            154,932
                                                     2001        1.000            1.000                 --
                                                     2000        1.000            1.000                 --
                                                     1999        1.000            1.000                 --
                                                     1998        1.000            1.000                 --

  Travelers MFS(R) Total Return Subaccount (8/96)..  2006        1.929            1.992                 --
                                                     2005        1.902            1.929         13,700,725
                                                     2004        1.732            1.902         15,103,315
                                                     2003        1.509            1.732         15,792,184
                                                     2002        1.616            1.509         13,182,342
                                                     2001        1.641            1.616         10,609,801
                                                     2000        1.428            1.641          7,999,892
                                                     1999        1.412            1.428          8,266,235
                                                     1998        1.284            1.412          5,664,111
                                                     1997        1.075            1.284          2,618,836

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.176            1.271                 --
                                                     2005        1.121            1.176            447,743
                                                     2004        1.000            1.121            127,667

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mondrian International Stock Subaccount
  (9/96)...........................................  2006        1.296            1.490                 --
                                                     2005        1.202            1.296          6,053,891
                                                     2004        1.054            1.202          7,448,390
                                                     2003        0.832            1.054          3,579,394
                                                     2002        0.970            0.832          3,073,863
                                                     2001        1.334            0.970          2,780,325
                                                     2000        1.529            1.334          2,031,009
                                                     1999        1.276            1.529          1,698,154
                                                     1998        1.149            1.276            926,359
                                                     1997        1.076            1.149            281,976

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.390            1.475                 --
                                                     2005        1.331            1.390            197,581
                                                     2004        1.216            1.331            153,515
                                                     2003        1.000            1.216             98,264

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.060            1.116                 --
                                                     2005        1.000            1.060              7,320

  Travelers Pioneer Strategic Income Subaccount
  (9/96)...........................................  2006        1.523            1.539                 --
                                                     2005        1.492            1.523          1,386,236
                                                     2004        1.365            1.492            896,739
                                                     2003        1.159            1.365            941,856
                                                     2002        1.111            1.159            886,995
                                                     2001        1.082            1.111          1,814,009
                                                     2000        1.103            1.082          1,559,280
                                                     1999        1.107            1.103          1,661,178
                                                     1998        1.116            1.107          1,431,206
                                                     1997        1.052            1.116            702,154

  Travelers Quality Bond Subaccount (7/97).........  2006        1.365            1.353                 --
                                                     2005        1.364            1.365          3,374,701
                                                     2004        1.340            1.364          3,835,364
                                                     2003        1.272            1.340          4,264,219
                                                     2002        1.220            1.272          4,411,306
                                                     2001        1.156            1.220          1,309,124
                                                     2000        1.097            1.156            549,681
                                                     1999        1.102            1.097            456,543
                                                     1998        1.031            1.102            127,793
                                                     1997        1.000            1.031                721

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (9/96).....  2006        1.590            1.660                 --
                                                     2005        1.582            1.590          5,030,438
                                                     2004        1.457            1.582          6,357,023
                                                     2003        1.116            1.457          7,138,608
                                                     2002        1.705            1.116          7,026,081
                                                     2001        1.998            1.705          6,218,031
                                                     2000        2.480            1.998          4,918,296
                                                     1999        1.904            2.480          4,488,836
                                                     1998        1.498            1.904          2,710,828
                                                     1997        1.178            1.498            582,489

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (9/05)................................  2006        1.008            1.161                 --
                                                     2005        1.000            1.008              7,602

  Travelers Style Focus Series: Small Cap Value
  Subaccount (9/05)................................  2006        1.008            1.157                 --
                                                     2005        1.000            1.008              1,691

  Travelers U.S. Government Securities Subaccount
  (5/04)...........................................  2006        1.081            1.042                 --
                                                     2005        1.052            1.081          7,031,317
                                                     2004        1.000            1.052          2,884,567

Van Kampen Life Investment Trust

  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03)...........................................  2006        1.484            1.697          1,186,033
                                                     2005        1.447            1.484          1,039,939
                                                     2004        1.251            1.447            479,118
                                                     2003        1.000            1.251            125,687

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).......................................  2006        0.754            0.762            973,798
                                                     2005        0.711            0.754            891,392
                                                     2004        0.676            0.711            891,266
                                                     2003        0.540            0.676            868,640
                                                     2002        0.814            0.540            477,046
                                                     2001        1.000            0.814             51,986
                                                     2001        1.000            1.000                 --

                      ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Variable Insurance Products Fund

  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01)...........................................  2006        1.368            1.502          5,290,311
                                                     2005        1.191            1.368          4,316,893
                                                     2004        1.049            1.191          2,348,693
                                                     2003        0.831            1.049            863,425
                                                     2002        0.933            0.831            372,402
                                                     2001        1.000            0.933             28,185

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.771            1.961          5,940,396
                                                     2005        1.523            1.771          5,275,586
                                                     2004        1.240            1.523          3,860,372
                                                     2003        0.911            1.240          1,505,297
                                                     2002        1.027            0.911            692,312
                                                     2001        1.000            1.027             14,876




                                      NOTES

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006

Number of Units outstanding at the end of the period may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January
1, 2005 and December 31, 2006, are displayed below. Please see Appendix    for
more information on Variable Funding Option name changes, mergers and substitutions.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION REGARDING THE UNDERLYING FUNDS:


Some of the Underlying Funds listed below were subject to a merger, substitution or other change. The charts below identify the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.


UNDERLYING FUND NAME CHANGES



                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIO III,
INC.                                           INC.
Legg Mason Partners Variable Social Awareness  Legg Mason Partners Variable Social Awareness
Stock Portfolio                                Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
Janus Capital Appreciation Portfolio -- Class  Janus Forty Portfolio -- Class A
A



UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II,
INC.                                           INC.
Legg Mason Partners Variable All Cap           Legg Mason Partners Variable Fundamental
Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIO I,      LEGG MASON PARTNERS VARIABLE PORTFOLIO IV,
INC.                                           INC.
Legg Mason Partners Variable Total Return      Legg Mason Partners Variable Multiple
Portfolio                                      Discipline Portfolio --
                                               Balanced All Cap Growth and Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIO V       LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
Legg Mason Partners Variable Small Cap Growth  INC.
Opportunities Portfolio                        Legg Mason Partners Variable Small Cap Growth
                                               Portfolios -- Class I
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
Pioneer Mid Cap Value Portfolio                Lazard Mid Cap Portfolio -- Class A
METROPOLITAN SERIES FUND, INC                  MET INVESTORS SERIES TRUST
Western Asset Management High Yield Bond       BlackRock High Yield Portfolio -- Class A
Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were replaced by the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


LORD ABBETT SERIES FUND, INC. -- CLASS VC      MET INVESTORS SERIES TRUST
Lord Abbett Growth and Income Series Fund      Lord Abbett Growth and Income
                                                    Portfolio -- Class B
Lord Abbett Mid Cap Portfolio                  Lord Abbett Mid-Cap Portfolio -- Class B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
Real Return Portfolio                          PIMCO Inflation Protected Bond
                                                    Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
Putnam VT Small Cap Value Fund                 Third Avenue Small Cap Value Portfolio

FUND FAMILY NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS INVESTMENT FUNDS, INC.     LEGG MASON PARTNERS INCOME TRUST
Legg Mason Partners Investment Grade Bond      Legg Mason Partners Investment Grade Bond
Fund                                           Fund
LEGG MASON PARTNERS INVESTMENT TRUST           LEGG MASON PARTNERS EQUITY TRUST
Legg Mason Partners S&P 500 Index Fund(+)      Legg Mason Partners S&P 500 Index Fund(+)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
Legg Mason Partners Variable Appreciation      Legg Mason Partners Variable Appreciation
Portfolio                                      Portfolio -- Class I
Legg Mason Partners Variable Equity Index      Legg Mason Partners Variable Equity Index
Portfolio -- Class II                          Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
Legg Mason Partners Variable Investors         Legg Mason Partners Variable Investors
Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
Legg Mason Partners Variable Global High       Legg Mason Partners Variable Global High
Yield Bond Portfolio                           Yield Bond Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
Legg Mason Partners Variable Adjustable Rate   Legg Mason Partners Variable Adjustable Rate
Income Portfolio                               Income Portfolio
Legg Mason Partners Variable Money Market      Legg Mason Partners Variable Money Market
Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
Growth Portfolio                               Growth Portfolio -- Class I
Legg Mason Partners Variable Large Cap Growth  Legg Mason Partners Variable Large Cap Growth
Portfolio                                      Portfolio
Legg Mason Partners Variable Social Awareness  Legg Mason Partners Variable Social Awareness
Stock Portfolio                                Portfolio

SHARE CLASS NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
Legg Mason Partners Variable Appreciation      Legg Mason Partners Variable Appreciation
Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
INC.
Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
Growth Portfolio                               Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
Legg Mason Partners Variable Fundamental       Legg Mason Partners Variable Fundamental
Value Portfolio                                Value Portfolio -- Class I

UNDERLYING FUND SHARE CLASS EXCHANGE

The following former Underlying Fund Share Class was exchanged into the new Underlying Fund Share Class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
BlackRock Large-Cap Core Portfolio -- Class A  BlackRock Large-Cap Portfolio -- Class E

---------
(+)   Closed to new investors.

                APPENDIX C -- PORTFOLIO LEGAL AND MARKETING NAMES

--------------------------------------------------------------------------------



        SERIES FUND/TRUST                   PORTFOLIO/SERIES                    MARKETING NAME
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES    Global Growth Fund                 American Funds Global Growth Fund
AMERICAN FUNDS INSURANCE SERIES    Growth-Income Fund                 American Funds Growth-Income Fund
AMERICAN FUNDS INSURANCE SERIES    Growth Fund                        American Funds Growth Fund
DREYFUS VARIABLE INVESTMENT FUND   Appreciation Portfolio             Dreyfus VIF Appreciation
                                                                      Portfolio
DREYFUS VARIABLE INVESTMENT FUND   Developing Leaders Portfolio       Dreyfus VIF Developing Leaders
                                                                      Portfolio
JANUS ASPEN SERIES                 Global Life Sciences Portfolio     Janus Aspen Series Global Life
                                                                      Sciences Portfolio
JANUS ASPEN SERIES                 Global Technology Portfolio        Janus Aspen Series Global
                                                                      Technology Portfolio
JANUS ASPEN SERIES                 Mid Cap Growth Portfolio           Janus Aspen Series Mid Cap Growth
                                                                      Portfolio
MET INVESTORS SERIES TRUST         Growth and Income Portfolio        Lord Abbett Growth and Income
                                                                      Series Fund -- Class VC
MET INVESTORS SERIES TRUST         Mid-Cap Value Portfolio            Lord Abbett Mid-Cap Value Series
                                                                      Fund -- Class VC
MET INVESTORS SERIES TRUST         Inflation Protected Bond           PIMCO Inflation Protected Bond
                                                                      Portfolio
METROPOLITAN SERIES FUND, INC.     FI Large Cap Portfolio             FI Large Cap Portfolio (Fidelity)
METROPOLITAN SERIES FUND, INC.     FI Value Leaders Portfolio         FI Value Leaders Portfolio
                                                                      (Fidelity)
PIMCO VARIABLE INSURANCE TRUST     Total Return Portfolio             PIMCO VIT Total Return Portfolio
REGISTERED FIXED ACCOUNT           Registered Fixed                   Fixed Account
VAN KAMPEN LIFE INVESTMENT TRUST   Van Kampen Life Investment Trust   Van Kampen LIT Comstock Portfolio
                                   Comstock Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST   Van Kampen Life Investment Trust   Van Kampen LIT Strategic Growth
                                   Strategic Growth Portfolio         Portfolio
VARIABLE INSURANCE PRODUCTS        Contrafund(R) Portfolio            Fidelity VIP Contrafund(R)
                                                                      Portfolio
VARIABLE INSURANCE PRODUCTS        Mid Cap Portfolio                  Fidelity VIP Mid Cap Portfolio

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:


                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Calculation of Money Market Yield
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firms Condensed Financial Information
                     Financial Statements


--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated April 30, 2007 (Form MIC Book 95) are available without charge. To request a copy, please check the box, complete the coupon found below and mail it to: MetLife Insurance Company of Connecticut, Annuity Operations and Services, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut, 06103-3415.


  Name: -----------------------------------------------

  Address: --------------------------------------------

                       UNALLOCATED GROUP VARIABLE CONTRACT


                         METLIFE RETIREMENT PERSPECTIVES



                       STATEMENT OF ADDITIONAL INFORMATION



                                 APRIL 30, 2007



                                      DATED



                                       FOR



            METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES



                                    ISSUED BY



                    METLIFE INSURANCE COMPANY OF CONNECTICUT




                                TABLE OF CONTENTS




          THE INSURANCE COMPANY........................................................       2
          PRINCIPAL UNDERWRITER........................................................       2
          DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT............................       2
          VALUATION OF ASSETS..........................................................       4
          CALCULATION OF MONEY MARKET YIELD............................................       5
          FEDERAL TAX CONSIDERATIONS...................................................       5
          INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................................       7
          CONDENSED FINANCIAL INFORMATION..............................................       8
          FINANCIAL STATEMENTS.........................................................       1

                              THE INSURANCE COMPANY


MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Island and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.



STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.


The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.


THE SEPARATE ACCOUNT. MetLife of CT Separate Account QPN for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.


                              PRINCIPAL UNDERWRITER


MetLife Investors Distribution Company ("MLIDC")* serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.


                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT


Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.



Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.




                            UNDERWRITING COMMISSIONS



                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                            COMPANY*                        DISTRIBUTOR*
--------------------------------  --------------------------------  --------------------------------


2006............................            $ 92,981,365                           $0

2005............................            $135,616,994                           $0

2004............................            $117,306,200                           $0




*Effective as of October 20, 2006, the former principal underwriter for the Separate Account and the Contracts merged with and into MetLife Investors Distribution Company.



The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.



These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,029 to $2,179,850. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $1,229,012 to $11,402,602. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $1,231,041 to $13,582,452.



The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:



Citicorp Investment Services


Citigroup Global Markets Inc. (d/b/a Smith Barney)


DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.



                               VALUATION OF ASSETS



FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.





THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:


        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.


ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.



ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                        CALCULATION OF MONEY MARKET YIELD


From time to time, we may quote in advertisements and sales literature the current yield for a money market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Underlying Fund or on its respective portfolio securities. On a Contract-specific basis, the current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Subaccount value by the Subaccount value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. (1) net income from the Underlying Fund attributable to the hypothetical account; and (2) Contract-level charges and deductions imposed under the Contract which are attributable to the hypothetical account.



On a Contract-specific basis, current yield will be calculated according to the following formula:



           Current Yield = ((NCF - ES) / UV) x (365 / 7)



Where:



NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.



ES = per unit expenses for the hypothetical account for the 7-day period.



UV = the unit value on the first day of the 7-day period.



We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:



           Effective Yield = (1 + ((NCF - ES) / UV)) 365 / 7 - 1



Where:



NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.



ES = per unit expenses of the hypothetical account for the 7-day period.



UV = the unit value for the first day of the 7-day period.



Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.


                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT


To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS


Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.



QUALIFIED PENSION AND PROFIT-SHARING PLANS


Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.


The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.


Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:


1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES



There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:


     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.


2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)



To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.



3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)


The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.


                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





The financial statements of MetLife of CT Separate Account QPN for Variable Annuities (formerly, The Travelers Separate Account QPN for Variable Annuities) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------



The following tables provide the Accumulation Unit Values information for the *mid-range* combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.



                         SEPARATE ACCOUNT CHARGES 1.00%





                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.500          1.500                 --
                                                       2005      1.485          1.500                 --
                                                       2004      1.455          1.485                 --
                                                       2003      1.404          1.455          1,332,371
                                                       2002      1.314          1.404            990,621
                                                       2001      1.269          1.314            631,638
                                                       2000      1.163          1.269            367,103
                                                       1999      1.158          1.163             54,481
  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      3.005          3.005                 --
                                                       2005      3.005          3.005                 --
                                                       2004      2.940          3.005                 --
                                                       2003      2.174          2.940          2,233,263
                                                       2002      3.266          2.174          1,882,950
                                                       2001      3.472          3.266          1,906,340
                                                       2000      2.944          3.472          1,038,981
                                                       1999      2.015          2.944             97,282
  Templeton Growth Fund Subaccount (Class A) (8/96)..  2006      2.334          2.815          1,329,621
                                                       2005      2.180          2.334          1,276,579
                                                       2004      1.882          2.180          1,935,867
                                                       2003      1.431          1.882          1,628,705
                                                       2002      1.596          1.431          1,841,121
                                                       2001      1.604          1.596          1,752,513
                                                       2000      1.592          1.604          1,646,412
                                                       1999      1.274          1.592            105,067

AIM Equity Funds, Inc.
  AIM Equity Charter Subaccount (Class A) (10/96)....  2006      1.338          1.338                 --
                                                       2005      1.336          1.338                 --
                                                       2004      1.242          1.336                 --
                                                       2003      1.012          1.242          1,372,504
                                                       2002      1.218          1.012          1,422,245
                                                       2001      1.600          1.218          1,558,047
                                                       2000      1.895          1.600          1,069,400
                                                       1999      1.525          1.895            146,528

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  AIM Equity Constellation Subaccount (Class A)
  (10/96)............................................  2006      1.275          1.275                 --
                                                       2005      1.283          1.275                 --
                                                       2004      1.221          1.283                 --
                                                       2003      0.953          1.221          3,282,253
                                                       2002      1.280          0.953          2,724,511
                                                       2001      1.692          1.280          3,055,878
                                                       2000      1.907          1.692          2,015,558
                                                       1999      1.292          1.907            210,691

AllianceBernstein Value Funds
  AllianceBernstein Growth and Income Subaccount
  (Class A) (9/96)...................................  2006      2.178          2.178                 --
                                                       2005      2.183          2.178                 --
                                                       2004      1.970          2.183                 --
                                                       2003      1.510          1.970          2,526,632
                                                       2002      2.077          1.510          1,968,319
                                                       2001      2.137          2.077          1,926,548
                                                       2000      1.900          2.137          1,662,947
                                                       1999      1.784          1.900            175,208

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.118          1.171                 --
                                                       2005      1.079          1.118          3,780,258
                                                       2004      1.000          1.079          4,658,967

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.893          0.878                 --
                                                       2005      0.785          0.893            131,366
                                                       2004      0.732          0.785            134,040
                                                       2003      0.599          0.732            138,480
                                                       2002      0.875          0.599              3,220
                                                       2001      1.000          0.875                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2006      1.250          1.491            467,232
                                                       2005      1.107          1.250            159,813
                                                       2004      1.000          1.107             73,933

  American Funds Growth Subaccount (Class 2) (5/04)..  2006      1.253          1.368          1,290,110
                                                       2005      1.090          1.253            666,910
                                                       2004      1.000          1.090            161,134

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2006      1.133          1.292            649,045
                                                       2005      1.081          1.133            295,088
                                                       2004      1.000          1.081             66,624

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.427          2.406                 --
                                                       2005      2.074          2.427          1,985,786
                                                       2004      1.752          2.074          3,812,594
                                                       2003      1.417          1.752          4,800,128
                                                       2002      1.911          1.417          4,103,443
                                                       2001      2.611          1.911          4,916,970
                                                       2000      3.376          2.611          4,379,036
                                                       1999      2.455          3.376          1,562,766

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.750          2.298                 --
                                                       2005      1.649          1.750            225,503
                                                       2004      1.268          1.649            206,091
                                                       2003      1.000          1.268                 --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (6/98)......................................  2006      1.069          1.069                 --
                                                       2005      1.069          1.069                 --
                                                       2004      1.069          1.069                 --
                                                       2003      1.069          1.069                 --
                                                       2002      1.148          1.069                 --
                                                       2001      1.037          1.148            288,818
                                                       2000      0.886          1.037            127,663
                                                       1999      0.858          0.886             63,418

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2006      1.088          1.254            744,997
                                                       2005      1.053          1.088            958,402
                                                       2004      1.012          1.053          1,761,210
                                                       2003      0.844          1.012          1,710,461
                                                       2002      1.023          0.844          1,802,401
                                                       2001      1.140          1.023            367,383
                                                       2000      1.159          1.140            317,184
                                                       1999      1.108          1.159            305,262

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2006      1.419          1.457          1,963,713
                                                       2005      1.354          1.419          2,186,979
                                                       2004      1.228          1.354          2,739,031
                                                       2003      0.942          1.228          3,292,568
                                                       2002      1.177          0.942          2,739,389
                                                       2001      1.266          1.177          1,185,414
                                                       2000      1.128          1.266            836,777
                                                       1999      0.895          1.128            131,440

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Fidelity Advisor Series I
  FASI Advisor Growth Opportunities Subaccount (Class
  T) (8/96)..........................................  2006      1.278          1.278                 --
                                                       2005      1.271          1.278                 --
                                                       2004      1.201          1.271                 --
                                                       2003      0.938          1.201          1,413,522
                                                       2002      1.222          0.938          1,448,255
                                                       2001      1.454          1.222          1,875,756
                                                       2000      1.797          1.454          1,890,423
                                                       1999      1.750          1.797            280,726

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2006      1.022          1.100            215,995
                                                       2005      0.986          1.022            175,198
                                                       2004      0.893          0.986            161,473
                                                       2003      0.657          0.893            145,113
                                                       2002      0.931          0.657             18,388
                                                       2001      1.000          0.931                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.467          1.720                 --
                                                       2005      1.341          1.467            113,813
                                                       2004      1.202          1.341             86,010
                                                       2003      1.000          1.202                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.261          2.868            474,440
                                                       2005      1.792          2.261            253,272
                                                       2004      1.452          1.792             47,031
                                                       2003      1.000          1.452                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.260          1.515            631,646
                                                       2005      1.155          1.260            374,098
                                                       2004      1.000          1.155            301,755

Janus Aspen Series
  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.027          1.082                 --
                                                       2005      0.924          1.027                 --
                                                       2004      0.817          0.924                 --
                                                       2003      0.654          0.817            324,405
                                                       2002      0.937          0.654            270,117
                                                       2001      1.138          0.937            196,529
                                                       2000      1.000          1.138              5,829

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.390          0.416                  0
                                                       2005      0.353          0.390                  0
                                                       2004      0.354          0.353                  0
                                                       2003      0.244          0.354          1,426,477
                                                       2002      0.418          0.244            773,991
                                                       2001      0.673          0.418            398,477
                                                       2000      1.000          0.673             61,585

  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.846          0.906                 --
                                                       2005      0.762          0.846            201,434
                                                       2004      0.689          0.762            247,646
                                                       2003      0.564          0.689            272,178
                                                       2002      0.728          0.564            158,159
                                                       2001      0.850          0.728             82,703
                                                       2000      1.000          0.850             11,932

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.508          0.569          1,840,661
                                                       2005      0.458          0.508          2,229,221
                                                       2004      0.384          0.458          2,137,058
                                                       2003      0.288          0.384          1,448,361
                                                       2002      0.404          0.288          1,589,075
                                                       2001      0.676          0.404          1,690,060
                                                       2000      1.000          0.676            282,556

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.569          1.770                 --
                                                       2005      1.523          1.569             31,901
                                                       2004      1.339          1.523              4,870
                                                       2003      1.000          1.339                 --

Legg Mason Partners Investment Funds, Inc.
  LMPIF Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2006      1.809          1.846            911,728
                                                       2005      1.795          1.809            933,988
                                                       2004      1.702          1.795          1,172,175
                                                       2003      1.634          1.702          1,363,041
                                                       2002      1.468          1.634            972,574
                                                       2001      1.352          1.468            564,847
                                                       2000      1.226          1.352            433,672
                                                       1999      1.330          1.226            152,934

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2006      1.008          1.123            221,435
                                                       2005      0.981          1.008            166,525
                                                       2004      0.915          0.981            131,392
                                                       2003      0.710          0.915             89,492
                                                       2002      0.921          0.710              4,913
                                                       2001      1.000          0.921                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.926          0.984            923,766
                                                       2005      0.880          0.926            954,538
                                                       2004      0.864          0.880          2,000,694
                                                       2003      0.650          0.864             11,918
                                                       2002      0.896          0.650              2,654
                                                       2001      1.000          0.896                 --

Legg Mason Partners Investment Trust
  LMPIT S&P 500 Index Subaccount (Class A) (6/98)....  2006      1.116          1.273                 --
                                                       2005      1.082          1.116                 --
                                                       2004      0.991          1.082                 --
                                                       2003      0.783          0.991          5,134,443
                                                       2002      1.020          0.783          4,088,681
                                                       2001      1.175          1.020          3,246,745
                                                       2000      1.310          1.175          2,688,837
                                                       1999      1.159          1.310            948,682

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01).............................................  2006      1.165          1.302            350,750
                                                       2005      1.122          1.165            302,859
                                                       2004      0.980          1.122            263,954
                                                       2003      0.697          0.980            194,706
                                                       2002      0.947          0.697             23,212
                                                       2001      1.000          0.947                 61

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2006      1.966          2.299            794,784
                                                       2005      1.908          1.966            868,168
                                                       2004      1.779          1.908            987,579
                                                       2003      1.293          1.779            750,549
                                                       2002      1.742          1.293            494,304
                                                       2001      1.727          1.742            376,185
                                                       2000      1.475          1.727            282,205
                                                       1999      1.215          1.475             30,504

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPI Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2006      1.569          1.719            588,175
                                                       2005      1.527          1.569            500,840
                                                       2004      1.388          1.527            544,310
                                                       2003      1.129          1.388            388,948
                                                       2002      1.062          1.129            153,838
                                                       2001      1.021          1.062             97,593
                                                       2000      1.031          1.021             51,596
                                                       1999      0.998          1.031             14,067

  LMPVPI Investors Subaccount (Class I) (10/98)......  2006      1.527          1.788          1,700,821
                                                       2005      1.448          1.527          1,787,678
                                                       2004      1.325          1.448          2,418,858
                                                       2003      1.011          1.325            452,569
                                                       2002      1.327          1.011            485,129
                                                       2001      1.399          1.327            116,968
                                                       2000      1.226          1.399             40,063
                                                       1999      1.141          1.226              1,379

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2006      1.295          1.443            853,851
                                                       2005      1.266          1.295            945,608
                                                       2004      1.176          1.266          1,337,270
                                                       2003      1.025          1.176          2,209,765
                                                       2002      1.111          1.025          1,912,159
                                                       2001      1.132          1.111             88,651
                                                       2000      1.059          1.132             88,405
                                                       1999      1.072          1.059             44,762

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (8/98).............  2006      1.308          1.487          1,223,509
                                                       2005      1.267          1.308          1,768,235
                                                       2004      1.176          1.267          2,077,542
                                                       2003      0.954          1.176          2,320,137
                                                       2002      1.168          0.954          1,625,242
                                                       2001      1.229          1.168            500,194
                                                       2000      1.246          1.229            382,467
                                                       1999      1.162          1.246            122,427

  LMPVPII Diversified Strategic Income Subaccount
  (8/98).............................................  2006      1.313          1.370            411,154
                                                       2005      1.293          1.313            389,636
                                                       2004      1.224          1.293            420,883
                                                       2003      1.106          1.224            502,652
                                                       2002      1.066          1.106            456,003
                                                       2001      1.043          1.066            233,236
                                                       2000      1.025          1.043            173,521
                                                       1999      1.022          1.025            108,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPII Equity Index Subaccount (Class II) (5/04)..  2006      1.121          1.277          3,854,937
                                                       2005      1.086          1.121          3,655,254
                                                       2004      1.000          1.086          5,338,281

  LMPVPII Fundamental Value Subaccount (5/01)........  2006      1.012          1.012                 --
                                                       2005      1.012          1.012                 --
                                                       2004      0.987          1.012                 --
                                                       2003      0.719          0.987            336,926
                                                       2002      0.923          0.719            142,058
                                                       2001      1.000          0.923                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.016          1.047            129,904
                                                       2005      1.002          1.016             15,979
                                                       2004      1.000          1.002                 88
                                                       2003      1.000          1.000                 --

  LMPVPIII Aggressive Growth Subaccount (5/00).......  2006      1.039          1.120          7,508,906
                                                       2005      0.940          1.039          8,477,137
                                                       2004      0.864          0.940          8,952,803
                                                       2003      0.649          0.864          2,279,204
                                                       2002      0.973          0.649          1,923,735
                                                       2001      1.024          0.973             96,515
                                                       2000      1.000          1.024                 --

  LMPVPIII International All Cap Growth Subaccount
  (6/98).............................................  2006      0.737          0.737                 --
                                                       2005      0.737          0.737                 --
                                                       2004      0.720          0.737                 --
                                                       2003      0.571          0.720          1,958,973
                                                       2002      0.776          0.571          1,525,755
                                                       2001      1.138          0.776            830,381
                                                       2000      1.509          1.138            629,698
                                                       1999      0.926          1.509             46,154

  LMPVPIII Large Cap Growth Subaccount (10/98).......  2006      1.653          1.712          1,139,679
                                                       2005      1.587          1.653          1,164,340
                                                       2004      1.597          1.587          1,234,781
                                                       2003      1.093          1.597          1,212,464
                                                       2002      1.468          1.093          1,058,830
                                                       2001      1.695          1.468            960,702
                                                       2000      1.840          1.695            671,360
                                                       1999      1.575          1.840            324,071

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPIII Large Cap Value Subaccount (7/98).........  2006      1.039          1.039                 --
                                                       2005      1.039          1.039                 --
                                                       2004      1.068          1.039                 --
                                                       2003      0.845          1.068          1,913,927
                                                       2002      1.145          0.845          1,654,233
                                                       2001      1.259          1.145            799,117
                                                       2000      1.124          1.259            417,017
                                                       1999      1.163          1.124            104,807

  LMPVPIII Money Market Subaccount (6/98)............  2006      1.160          1.202          8,689,221
                                                       2005      1.140          1.160          7,578,346
                                                       2004      1.141          1.140          9,511,109
                                                       2003      1.145          1.141         12,518,721
                                                       2002      1.142          1.145         11,843,626
                                                       2001      1.113          1.142          5,886,521
                                                       2000      1.060          1.113          5,435,474
                                                       1999      1.029          1.060          1,726,776

  LMPVPIII Social Awareness Stock Subaccount (5/04)..  2006      1.122          1.197            470,376
                                                       2005      1.086          1.122            786,605
                                                       2004      1.000          1.086            763,599

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2006      1.134          1.316            436,700
                                                       2005      1.109          1.134            143,621
                                                       2004      1.000          1.109             63,506

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2006      1.246          1.385            383,766
                                                       2005      1.163          1.246            281,105
                                                       2004      1.000          1.163            244,167

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      2.668          2.551            260,791

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.298          1.373            205,886

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.159            328,339

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.160          1.241                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.571          1.738          2,094,764

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      2.406          2.477          2,433,872

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.055          1.119                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.102          1.159            155,273

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.080          4,283,424

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.236          1.226          2,857,200

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.164          1.160                 --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2006      1.284          1.425            293,014

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.225            719,674

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.497          1.617             40,966

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.185                 --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.623          1.688            272,422

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06).........................................  2006      1.770          1.809             77,520

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2006      1.307          1.350            713,666
                                                       2005      1.294          1.307          1,241,377
                                                       2004      1.249          1.294          1,128,809
                                                       2003      1.194          1.249            801,076
                                                       2002      1.107          1.194            163,848
                                                       2001      1.047          1.107              5,202
                                                       2000      1.000          1.047                 --

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2006      0.930          1.165            832,495
                                                       2005      0.819          0.930            707,055
                                                       2004      0.721          0.819            637,393
                                                       2003      0.560          0.721            388,051
                                                       2002      0.728          0.560              6,670
                                                       2001      0.936          0.728                400
                                                       2000      1.000          0.936                 --

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2006      1.034          1.152            528,397
                                                       2005      0.979          1.034            727,228
                                                       2004      0.899          0.979            572,564
                                                       2003      0.708          0.899            387,191
                                                       2002      0.927          0.708                961
                                                       2001      1.000          0.927                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2006      1.209          1.361            508,789
                                                       2005      1.138          1.209            681,640
                                                       2004      1.000          1.138            702,679
                                                       2003      0.706          1.000            462,605
                                                       2002      0.935          0.706             16,319
                                                       2001      0.930          0.935                138
                                                       2000      1.000          0.930                 --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.645          0.632          2,471,248

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.418          1.479            514,510

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.743          1.774          2,212,688

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      2.081          2.143            655,895

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.000          1.063             32,682
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.000          1.046                488
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.000          1.052              7,316
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.000          1.057             11,290
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.000          1.062            194,585
                                                       2005      1.000          1.000                 --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2006      2.101          2.255          1,620,603

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.073            395,870

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.053          1.094          1,095,892

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Neuberger Berman Equity Assets
  Neuberger Berman Guardian Subaccount (Advisor
  Class) (9/96)......................................  2006      1.475          1.475                 --
                                                       2005      1.476          1.475                 --
                                                       2004      1.291          1.476                 --
                                                       2003      0.968          1.291            740,655
                                                       2002      1.323          0.968            206,893
                                                       2001      1.367          1.323            575,437
                                                       2000      1.415          1.367            727,494
                                                       1999      1.384          1.415             18,842

  Neuberger Berman Partners Subaccount (Advisor
  Class) (8/96)......................................  2006      1.957          1.957                 --
                                                       2005      1.814          1.957                 --
                                                       2004      1.544          1.814                 --
                                                       2003      1.152          1.544            685,449
                                                       2002      1.552          1.152            351,565
                                                       2001      1.625          1.552            514,873
                                                       2000      1.640          1.625            396,020
                                                       1999      1.591          1.640              8,567

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.127          1.193                 --
                                                       2005      1.077          1.127            107,951
                                                       2004      1.000          1.077            748,994

PBHG Funds
  PBHG Growth Subaccount (Advisor Class) (8/96)......  2006      0.848          0.848                 --
                                                       2005      0.840          0.848                 --
                                                       2004      0.791          0.840                 --
                                                       2003      0.637          0.791          2,431,277
                                                       2002      0.926          0.637          1,808,860
                                                       2001      1.433          0.926          2,432,300
                                                       2000      1.882          1.433          2,636,695
                                                       1999      0.951          1.882             56,347

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.249          1.284          1,534,689
                                                       2005      1.231          1.249          1,219,322
                                                       2004      1.186          1.231          1,175,142
                                                       2003      1.140          1.186            990,096
                                                       2002      1.056          1.140            371,672
                                                       2001      1.000          1.056                389

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.035          1.035                 --
                                                       2005      1.026          1.035                 --
                                                       2004      0.892          1.026                 --
                                                       2003      0.701          0.892            231,264
                                                       2002      0.860          0.701             64,485
                                                       2001      1.000          0.860                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.733          2.012            531,966
                                                       2005      1.635          1.733            498,361
                                                       2004      1.308          1.635            496,849
                                                       2003      0.883          1.308            309,635
                                                       2002      1.091          0.883             76,958
                                                       2001      1.000          1.091                 --

Smith Barney Equity Funds
  SBEF Social Awareness Subaccount (Class A) (4/98)..  2006      1.183          1.183                 --
                                                       2005      1.211          1.183                 --
                                                       2004      1.137          1.211                 --
                                                       2003      0.932          1.137            708,747
                                                       2002      1.111          0.932            667,683
                                                       2001      1.261          1.111            599,922
                                                       2000      1.254          1.261            515,866
                                                       1999      1.173          1.254            212,721

Smith Barney Funds, Inc.
  SBF U.S. Government Securities Subaccount (9/96)...  2006      1.536          1.536                 --
                                                       2005      1.520          1.536                 --
                                                       2004      1.482          1.520                 --
                                                       2003      1.460          1.482                 --
                                                       2002      1.369          1.460            218,830
                                                       2001      1.291          1.369            681,576
                                                       2000      1.186          1.291            349,074
                                                       1999      1.195          1.186             33,314

Smith Barney Investments Funds Inc.
  LMPIF Small Cap Value Subaccount (Class A) (5/01)..  2006      1.714          1.890            642,333
                                                       2005      1.624          1.714            619,292
                                                       2004      1.358          1.624            465,707
                                                       2003      0.998          1.358            317,636
                                                       2002      1.084          0.998             82,077
                                                       2001      1.000          1.084                 54

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


The Dreyfus/Laurel Funds, Inc.
  Dreyfus Disciplined Stock Subaccount (7/98)........  2006      0.971          0.971                 --
                                                       2005      0.955          0.971                 --
                                                       2004      0.895          0.955                 --
                                                       2003      0.734          0.895            667,892
                                                       2002      0.962          0.734            583,201
                                                       2001      1.121          0.962            410,939
                                                       2000      1.247          1.121            306,184
                                                       1999      1.099          1.247            145,199

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.159          1.236                 --
                                                       2005      1.076          1.159          2,507,428
                                                       2004      1.000          1.076          4,165,272

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.032          1.102                 --
                                                       2005      1.038          1.032             19,667
                                                       2004      1.000          1.038             17,922

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.438          2.668                 --
                                                       2005      2.190          2.438            753,909
                                                       2004      1.900          2.190            864,889
                                                       2003      1.435          1.900            886,291
                                                       2002      1.691          1.435            513,993
                                                       2001      1.780          1.691            340,454
                                                       2000      1.542          1.780            268,770
                                                       1999      1.280          1.542             14,431

  Travelers Equity Income Subaccount (10/96).........  2006      1.977          2.081                 --
                                                       2005      1.911          1.977            744,764
                                                       2004      1.757          1.911            893,902
                                                       2003      1.353          1.757            694,392
                                                       2002      1.587          1.353            463,689
                                                       2001      1.717          1.587            484,274
                                                       2000      1.589          1.717            522,390
                                                       1999      1.575          1.589            193,349

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.263          1.298                 --
                                                       2005      1.244          1.263            180,446
                                                       2004      1.138          1.244            228,901
                                                       2003      0.939          1.138            232,808
                                                       2002      0.915          0.939            266,058
                                                       2001      0.906          0.915            255,490
                                                       2000      0.997          0.906             99,367
                                                       1999      1.000          0.997                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Federated Stock Subaccount (11/96).......  2006      0.839          0.839                 --
                                                       2005      0.839          0.839                 --
                                                       2004      0.839          0.839                 --
                                                       2003      0.839          0.839                 --
                                                       2002      1.053          0.839                 --
                                                       2001      1.046          1.053            132,830
                                                       2000      1.018          1.046            156,538
                                                       1999      1.000          1.018                 --

  Travelers Large Cap Subaccount (9/96)..............  2006      1.688          1.743                 --
                                                       2005      1.568          1.688          1,031,674
                                                       2004      1.487          1.568          1,919,126
                                                       2003      1.205          1.487            773,478
                                                       2002      1.576          1.205            689,569
                                                       2001      1.926          1.576            744,327
                                                       2000      2.275          1.926            752,657
                                                       1999      1.893          2.275            272,037

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.025          1.090                 --
                                                       2005      0.924          1.025            279,862
                                                       2004      0.805          0.924            350,515
                                                       2003      0.671          0.805            275,600
                                                       2002      0.906          0.671            254,346
                                                       2001      1.180          0.906            202,583
                                                       2000      1.262          1.180            139,077
                                                       1999      1.037          1.262             19,534

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.608          0.645                 --
                                                       2005      0.596          0.608          2,726,395
                                                       2004      0.528          0.596            332,898
                                                       2003      0.389          0.528            261,367
                                                       2002      0.768          0.389             64,614
                                                       2001      1.000          0.768                 --

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      2.032          2.101                 --
                                                       2005      1.993          2.032          1,824,673
                                                       2004      1.806          1.993          2,499,867
                                                       2003      1.565          1.806          2,722,477
                                                       2002      1.669          1.565          2,360,269
                                                       2001      1.686          1.669          2,216,590
                                                       2000      1.460          1.686          1,447,998
                                                       1999      1.436          1.460            155,200

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.186          1.284                 --
                                                       2005      1.125          1.186            103,300
                                                       2004      1.000          1.125             46,770

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.365          1.571                 --
                                                       2005      1.259          1.365          1,580,619
                                                       2004      1.098          1.259          2,279,793
                                                       2003      0.863          1.098          1,220,268
                                                       2002      1.001          0.863            914,907
                                                       2001      1.370          1.001            901,332
                                                       2000      1.562          1.370            849,075
                                                       1999      1.289          1.562            152,654

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.409          1.497                 --
                                                       2005      1.342          1.409             29,224
                                                       2004      1.220          1.342             32,067
                                                       2003      1.000          1.220                 --

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.604          1.623                 --
                                                       2005      1.563          1.604            151,172
                                                       2004      1.423          1.563             22,216
                                                       2003      1.202          1.423                 --
                                                       2002      1.147          1.202              9,357
                                                       2001      1.111          1.147            182,978
                                                       2000      1.127          1.111            169,798
                                                       1999      1.119          1.127              3,609

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.429          1.418                 --
                                                       2005      1.420          1.429            470,850
                                                       2004      1.389          1.420            765,885
                                                       2003      1.311          1.389            935,663
                                                       2002      1.251          1.311            935,143
                                                       2001      1.180          1.251            232,898
                                                       2000      1.114          1.180             94,271
                                                       1999      1.113          1.114             10,387

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.675          1.751                 --
                                                       2005      1.658          1.675            743,126
                                                       2004      1.519          1.658          1,296,553
                                                       2003      1.157          1.519          1,499,423
                                                       2002      1.760          1.157          1,236,419
                                                       2001      2.052          1.760          1,486,342
                                                       2000      2.534          2.052          1,451,075
                                                       1999      1.978          2.534            486,271

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.090          1.053                 --
                                                       2005      1.055          1.090          1,242,315
                                                       2004      1.000          1.055          1,503,924

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.504          1.728            268,474
                                                       2005      1.459          1.504            123,915
                                                       2004      1.255          1.459             33,600
                                                       2003      1.000          1.255                 --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2006      0.820          0.820                 --
                                                       2005      0.812          0.820                 --
                                                       2004      0.790          0.812                 --
                                                       2003      0.635          0.790             52,540
                                                       2002      0.911          0.635                521
                                                       2001      1.000          0.911                 --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2006      0.771          0.784            120,652
                                                       2005      0.724          0.771            105,805
                                                       2004      0.685          0.724             79,019
                                                       2003      0.544          0.685             70,868
                                                       2002      0.817          0.544              3,418
                                                       2001      1.000          0.817                 --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2006      1.400          1.544            819,336
                                                       2005      1.212          1.400            560,332
                                                       2004      1.063          1.212            448,150
                                                       2003      0.838          1.063                 --
                                                       2002      0.936          0.838                 --
                                                       2001      1.000          0.936                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.813          2.017          1,175,440
                                                       2005      1.551          1.813          1,006,536
                                                       2004      1.257          1.551            733,735
                                                       2003      0.918          1.257            425,954
                                                       2002      1.031          0.918             76,529
                                                       2001      1.000          1.031                 --

                         SEPARATE ACCOUNT CHARGES 1.10%





                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.481          1.481                --
                                                       2005      1.467          1.481                --
                                                       2004      1.439          1.467                 0
                                                       2003      1.390          1.439           915,942
                                                       2002      1.303          1.390           583,180
                                                       2001      1.259          1.303           354,891
                                                       2000      1.155          1.259           291,117
                                                       1999      1.150          1.155            45,921

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.972          2.972                --
                                                       2005      2.972          2.972                --
                                                       2004      2.909          2.972                --
                                                       2003      2.153          2.909         2,575,316
                                                       2002      3.237          2.153         1,748,625
                                                       2001      3.446          3.237         1,585,468
                                                       2000      2.924          3.446         1,180,844
                                                       1999      2.003          2.924                --

  Templeton Growth Fund Subaccount (Class A) (8/96)..  2006      2.304          2.776         1,261,033
                                                       2005      2.154          2.304         1,336,077
                                                       2004      1.861          2.154         1,529,113
                                                       2003      1.416          1.861         1,797,686
                                                       2002      1.582          1.416         1,416,375
                                                       2001      1.591          1.582         1,699,998
                                                       2000      1.581          1.591         1,770,607
                                                       1999      1.266          1.581           232,708

AIM Equity Funds, Inc.
  AIM Equity Charter Subaccount (Class A) (10/96)....  2006      1.324          1.324                --
                                                       2005      1.322          1.324                --
                                                       2004      1.230          1.322                21
                                                       2003      1.003          1.230           885,956
                                                       2002      1.210          1.003           750,219
                                                       2001      1.590          1.210         1,067,937
                                                       2000      1.885          1.590           942,790
                                                       1999      1.518          1.885           189,484

  AIM Equity Constellation Subaccount (Class A)
  (10/96)............................................  2006      1.261          1.261                --
                                                       2005      1.270          1.261                --
                                                       2004      1.209          1.270                --
                                                       2003      0.945          1.209         2,127,277
                                                       2002      1.270          0.945         2,387,681
                                                       2001      1.681          1.270         2,898,682
                                                       2000      1.897          1.681         2,208,084
                                                       1999      1.286          1.897           279,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


AllianceBernstein Value Funds
  AllianceBernstein Growth and Income Subaccount
  (Class A) (9/96)...................................  2006      2.151          2.151                --
                                                       2005      2.156          2.151                --
                                                       2004      1.948          2.156                --
                                                       2003      1.495          1.948         1,870,424
                                                       2002      2.058          1.495         1,401,071
                                                       2001      2.120          2.058         1,694,455
                                                       2000      1.886          2.120         1,770,570
                                                       1999      1.773          1.886           387,304

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.116          1.168                --
                                                       2005      1.079          1.116         2,384,922
                                                       2004      1.000          1.079         3,649,203

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.889          0.873                --
                                                       2005      0.782          0.889           114,706
                                                       2004      0.730          0.782           131,800
                                                       2003      0.598          0.730            76,865
                                                       2002      0.875          0.598             8,683
                                                       2001      1.000          0.875                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2006      1.248          1.487           463,310
                                                       2005      1.106          1.248           193,476
                                                       2004      1.000          1.106            62,262

  American Funds Growth Subaccount (Class 2) (5/04)..  2006      1.251          1.364         1,405,120
                                                       2005      1.089          1.251           760,618
                                                       2004      1.000          1.089           217,019

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2006      1.131          1.289           475,253
                                                       2005      1.080          1.131           269,969
                                                       2004      1.000          1.080            82,310

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.395          2.374                --
                                                       2005      2.049          2.395         2,608,147
                                                       2004      1.733          2.049         3,082,118
                                                       2003      1.403          1.733         4,063,204
                                                       2002      1.893          1.403         3,488,596
                                                       2001      2.590          1.893         5,022,551
                                                       2000      3.352          2.590         4,913,081
                                                       1999      2.439          3.352           991,552

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.746          2.290                --
                                                       2005      1.647          1.746           140,767
                                                       2004      1.267          1.647           167,762
                                                       2003      1.000          1.267                --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (6/98)......................................  2006      1.063          1.063                --
                                                       2005      1.063          1.063                --
                                                       2004      1.063          1.063                --
                                                       2003      1.063          1.063                --
                                                       2002      1.143          1.063                --
                                                       2001      1.033          1.143           366,459
                                                       2000      0.884          1.033            53,588
                                                       1999      0.856          0.884            25,161

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2006      1.079          1.243           669,267
                                                       2005      1.045          1.079           813,561
                                                       2004      1.006          1.045         1,276,258
                                                       2003      0.839          1.006         1,909,666
                                                       2002      1.019          0.839         1,088,031
                                                       2001      1.136          1.019           373,285
                                                       2000      1.156          1.136           250,274
                                                       1999      1.106          1.156           300,732

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2006      1.406          1.443         1,582,755
                                                       2005      1.344          1.406         2,067,013
                                                       2004      1.220          1.344         2,667,807
                                                       2003      0.937          1.220         2,846,727
                                                       2002      1.171          0.937         2,170,988
                                                       2001      1.261          1.171         1,427,566
                                                       2000      1.126          1.261           668,324
                                                       1999      0.893          1.126           235,285

Fidelity Advisor Series I
  FASI Advisor Growth Opportunities Subaccount (Class
  T) (8/96)..........................................  2006      1.262          1.262                --
                                                       2005      1.256          1.262                --
                                                       2004      1.187          1.256                --
                                                       2003      0.929          1.187         1,333,105
                                                       2002      1.211          0.929         1,094,249
                                                       2001      1.442          1.211         1,692,302
                                                       2000      1.784          1.442         1,971,704
                                                       1999      1.739          1.784           244,447

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2006      1.018          1.094           134,961
                                                       2005      0.982          1.018           143,940
                                                       2004      0.891          0.982           180,848
                                                       2003      0.656          0.891           101,486
                                                       2002      0.930          0.656             6,562
                                                       2001      1.000          0.930                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.463          1.714                --
                                                       2005      1.338          1.463           127,295
                                                       2004      1.201          1.338            25,449
                                                       2003      1.000          1.201                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.255          2.858           399,870
                                                       2005      1.789          2.255           222,669
                                                       2004      1.451          1.789            40,530
                                                       2003      1.000          1.451                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.258          1.511           628,465
                                                       2005      1.154          1.258           356,966
                                                       2004      1.000          1.154           159,465

Janus Aspen Series
  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.022          1.075                --
                                                       2005      0.920          1.022                --
                                                       2004      0.814          0.920                --
                                                       2003      0.652          0.814           477,934
                                                       2002      0.936          0.652           249,839
                                                       2001      1.137          0.936           131,030
                                                       2000      1.000          1.137             2,332

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.387          0.413                --
                                                       2005      0.351          0.387                --
                                                       2004      0.353          0.351                --
                                                       2003      0.244          0.353           808,294
                                                       2002      0.417          0.244           508,115
                                                       2001      0.673          0.417           260,834
                                                       2000      1.000          0.673            12,946

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.841          0.901                --
                                                       2005      0.758          0.841           327,665
                                                       2004      0.687          0.758           247,140
                                                       2003      0.562          0.687           293,527
                                                       2002      0.726          0.562           176,685
                                                       2001      0.850          0.726            69,130
                                                       2000      1.000          0.850             7,330

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.505          0.566         2,028,176
                                                       2005      0.455          0.505         1,733,168
                                                       2004      0.382          0.455         2,114,765
                                                       2003      0.287          0.382         1,373,472
                                                       2002      0.403          0.287         1,044,056
                                                       2001      0.675          0.403           863,418
                                                       2000      1.000          0.675           181,739

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.564          1.763                --
                                                       2005      1.521          1.564            60,777
                                                       2004      1.338          1.521             2,708
                                                       2003      1.000          1.338                --

Legg Mason Partners Investment Funds, Inc.
  LMPIF Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2006      1.786          1.820           521,451
                                                       2005      1.773          1.786           681,310
                                                       2004      1.684          1.773           895,590
                                                       2003      1.618          1.684         1,183,449
                                                       2002      1.455          1.618           829,909
                                                       2001      1.341          1.455           696,558
                                                       2000      1.217          1.341           479,581
                                                       1999      1.322          1.217           118,381

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2006      1.004          1.117           181,358
                                                       2005      0.977          1.004           100,725
                                                       2004      0.913          0.977           101,115
                                                       2003      0.709          0.913           104,837
                                                       2002      0.921          0.709               706
                                                       2001      1.000          0.921                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.922          0.979           980,369
                                                       2005      0.877          0.922         1,092,142
                                                       2004      0.861          0.877         1,442,627
                                                       2003      0.649          0.861            29,301
                                                       2002      0.896          0.649             2,424
                                                       2001      1.000          0.896                --

Legg Mason Partners Investment Trust
  LMPIT S&P 500 Index Subaccount (Class A) (6/98)....  2006      1.106          1.261                --
                                                       2005      1.074          1.106                --
                                                       2004      0.985          1.074                --
                                                       2003      0.778          0.985         5,044,214
                                                       2002      1.015          0.778         2,966,751
                                                       2001      1.171          1.015         3,002,439
                                                       2000      1.307          1.171         2,564,822
                                                       1999      1.157          1.307           299,393

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01).............................................  2006      1.159          1.295           254,313
                                                       2005      1.117          1.159           279,994
                                                       2004      0.977          1.117           243,878
                                                       2003      0.696          0.977           126,566
                                                       2002      0.946          0.696            61,749
                                                       2001      1.000          0.946                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2006      1.950          2.278           523,007
                                                       2005      1.895          1.950           639,376
                                                       2004      1.769          1.895           938,075
                                                       2003      1.286          1.769           824,614
                                                       2002      1.735          1.286           594,907
                                                       2001      1.722          1.735           419,535
                                                       2000      1.472          1.722            55,451
                                                       1999      1.213          1.472            35,902

  LMPVPI Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2006      1.556          1.703           323,110
                                                       2005      1.515          1.556           326,974
                                                       2004      1.379          1.515           345,690
                                                       2003      1.123          1.379           317,506
                                                       2002      1.058          1.123           101,281
                                                       2001      1.017          1.058            36,915
                                                       2000      1.029          1.017             8,504
                                                       1999      0.997          1.029               770

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPI Investors Subaccount (Class I) (10/98)......  2006      1.515          1.772           864,371
                                                       2005      1.438          1.515         1,327,780
                                                       2004      1.317          1.438         2,058,945
                                                       2003      1.006          1.317           861,665
                                                       2002      1.322          1.006           537,123
                                                       2001      1.395          1.322            62,992
                                                       2000      1.224          1.395            17,903
                                                       1999      1.140          1.224            19,688

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2006      1.285          1.431           823,560
                                                       2005      1.257          1.285           847,170
                                                       2004      1.169          1.257           882,017
                                                       2003      1.020          1.169           935,885
                                                       2002      1.107          1.020           626,159
                                                       2001      1.128          1.107            13,397
                                                       2000      1.057          1.128             4,265
                                                       1999      1.071          1.057            13,188

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (8/98).............  2006      1.297          1.473           875,665
                                                       2005      1.258          1.297           820,628
                                                       2004      1.169          1.258         1,198,892
                                                       2003      0.949          1.169         1,343,340
                                                       2002      1.163          0.949           984,476
                                                       2001      1.225          1.163           674,494
                                                       2000      1.243          1.225           551,082
                                                       1999      1.161          1.243           210,342

  LMPVPII Diversified Strategic Income Subaccount
  (8/98).............................................  2006      1.302          1.357           271,655
                                                       2005      1.284          1.302           438,551
                                                       2004      1.216          1.284           580,475
                                                       2003      1.100          1.216           429,191
                                                       2002      1.061          1.100           247,424
                                                       2001      1.040          1.061           208,362
                                                       2000      1.023          1.040           194,811
                                                       1999      1.021          1.023            99,796

  LMPVPII Equity Index Subaccount (Class II) (5/04)..  2006      1.119          1.274         2,445,805
                                                       2005      1.085          1.119         3,095,123
                                                       2004      1.000          1.085         4,483,305

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (5/01)........  2006      1.009          1.009                --
                                                       2005      1.009          1.009                --
                                                       2004      0.984          1.009                --
                                                       2003      0.718          0.984           372,627
                                                       2002      0.922          0.718            86,076
                                                       2001      1.000          0.922               787

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.013          1.043           134,351
                                                       2005      1.001          1.013            36,771
                                                       2004      1.000          1.001             5,747
                                                       2003      1.000          1.000                --

  LMPVPIII Aggressive Growth Subaccount (5/00).......  2006      1.033          1.112         4,509,444
                                                       2005      0.936          1.033         5,498,618
                                                       2004      0.861          0.936         7,219,370
                                                       2003      0.647          0.861            37,904
                                                       2002      0.971          0.647            72,518
                                                       2001      1.024          0.971            94,564
                                                       2000      1.000          1.024               (11)

  LMPVPIII International All Cap Growth Subaccount
  (6/98).............................................  2006      0.732          0.732                --
                                                       2005      0.732          0.732                --
                                                       2004      0.715          0.732                --
                                                       2003      0.567          0.715         1,550,592
                                                       2002      0.772          0.567           721,624
                                                       2001      1.134          0.772           645,877
                                                       2000      1.505          1.134           477,325
                                                       1999      0.925          1.505            20,891

  LMPVPIII Large Cap Growth Subaccount (10/98).......  2006      1.640          1.697           856,725
                                                       2005      1.576          1.640         1,432,693
                                                       2004      1.588          1.576         1,885,181
                                                       2003      1.088          1.588         1,611,595
                                                       2002      1.462          1.088         1,076,792
                                                       2001      1.690          1.462         1,069,589
                                                       2000      1.836          1.690           614,164
                                                       1999      1.573          1.836           167,112

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPIII Large Cap Value Subaccount (7/98).........  2006      1.032          1.032                --
                                                       2005      1.032          1.032                --
                                                       2004      1.061          1.032                --
                                                       2003      0.841          1.061           967,873
                                                       2002      1.140          0.841           584,656
                                                       2001      1.255          1.140           449,226
                                                       2000      1.121          1.255           154,960
                                                       1999      1.161          1.121            61,233

  LMPVPIII Money Market Subaccount (6/98)............  2006      1.150          1.190         6,294,165
                                                       2005      1.131          1.150         7,627,058
                                                       2004      1.134          1.131         8,671,868
                                                       2003      1.139          1.134         9,950,337
                                                       2002      1.137          1.139         8,383,779
                                                       2001      1.109          1.137         5,595,597
                                                       2000      1.057          1.109         4,344,755
                                                       1999      1.027          1.057         2,578,959

  LMPVPIII Social Awareness Stock Subaccount (5/04)..  2006      1.121          1.194           158,326
                                                       2005      1.085          1.121           198,485
                                                       2004      1.000          1.085           300,694

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2006      1.132          1.313           473,811
                                                       2005      1.108          1.132           219,236
                                                       2004      1.000          1.108            68,112

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2006      1.244          1.381           319,234
                                                       2005      1.163          1.244           338,128
                                                       2004      1.000          1.163           161,416

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      2.646          2.528           402,426

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.288          1.363           167,065

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.080          1.148           315,570

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.159          1.240                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.550          1.714         1,007,096

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      2.374          2.442         1,749,372

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.054          1.118                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.100          1.156           130,494

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.079         2,947,792

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.234          1.223         2,408,970

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.163          1.159                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2006      1.281          1.421           326,696

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.224           490,036

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.493          1.611            27,448

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.183                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.602          1.665           143,773

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06).........................................  2006      1.763          1.802            79,824

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2006      1.300          1.342         1,081,464
                                                       2005      1.288          1.300         1,168,856
                                                       2004      1.245          1.288         1,064,823
                                                       2003      1.192          1.245           698,678
                                                       2002      1.106          1.192           144,594
                                                       2001      1.046          1.106                --
                                                       2000      1.000          1.046                --

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2006      0.925          1.158           994,281
                                                       2005      0.816          0.925           768,557
                                                       2004      0.718          0.816           704,486
                                                       2003      0.558          0.718           388,736
                                                       2002      0.727          0.558            36,636
                                                       2001      0.936          0.727            28,460
                                                       2000      1.000          0.936                --

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2006      1.029          1.146           742,101
                                                       2005      0.976          1.029           741,048
                                                       2004      0.896          0.976           685,118
                                                       2003      0.707          0.896           392,291
                                                       2002      0.927          0.707             2,195
                                                       2001      1.000          0.927                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2006      1.203          1.352           519,324
                                                       2005      1.134          1.203           605,340
                                                       2004      0.997          1.134           590,404
                                                       2003      0.705          0.997           402,520
                                                       2002      0.934          0.705            12,898
                                                       2001      0.930          0.934                --
                                                       2000      1.000          0.930                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.642          0.629         1,407,324

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.403          1.462           360,607

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.720          1.749         1,509,739

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      2.054          2.114           529,907

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.000          1.062             7,941
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.000          1.045                --
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.000          1.051            15,608
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.000          1.056            19,600
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.000          1.061            44,768
                                                       2005      1.000          1.000                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2006      2.073          2.223         1,110,138

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.072           354,808

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.051          1.091           433,175

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Neuberger Berman Equity Assets
  Neuberger Berman Guardian Subaccount (Advisor
  Class) (9/96)......................................  2006      1.457          1.457                --
                                                       2005      1.458          1.457                --
                                                       2004      1.277          1.458                --
                                                       2003      0.958          1.277           192,624
                                                       2002      1.311          0.958           248,609
                                                       2001      1.356          1.311           426,202
                                                       2000      1.405          1.356           715,171
                                                       1999      1.376          1.405            24,264

  Neuberger Berman Partners Subaccount (Advisor
  Class) (8/96)......................................  2006      1.932          1.932                --
                                                       2005      1.792          1.932                --
                                                       2004      1.526          1.792                --
                                                       2003      1.140          1.526           345,529
                                                       2002      1.538          1.140           476,750
                                                       2001      1.611          1.538           665,824
                                                       2000      1.628          1.611           862,684
                                                       1999      1.581          1.628            17,413

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.125          1.191                --
                                                       2005      1.076          1.125           630,957
                                                       2004      1.000          1.076           452,065

PBHG Funds
  PBHG Growth Subaccount (Advisor Class) (8/96)......  2006      0.838          0.838                --
                                                       2005      0.830          0.838                --
                                                       2004      0.782          0.830                 0
                                                       2003      0.631          0.782         2,055,067
                                                       2002      0.918          0.631         1,839,698
                                                       2001      1.421          0.918         2,467,882
                                                       2000      1.868          1.421         2,075,273
                                                       1999      0.945          1.868            26,586

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.243          1.276         1,498,073
                                                       2005      1.227          1.243         1,705,402
                                                       2004      1.182          1.227         1,877,324
                                                       2003      1.138          1.182         1,535,775
                                                       2002      1.055          1.138           362,460
                                                       2001      1.000          1.055             1,438

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.031          1.031                --
                                                       2005      1.022          1.031                --
                                                       2004      0.889          1.022                --
                                                       2003      0.700          0.889           202,234
                                                       2002      0.859          0.700            93,906
                                                       2001      1.000          0.859                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.725          2.001           420,402
                                                       2005      1.629          1.725           356,437
                                                       2004      1.305          1.629           339,555
                                                       2003      0.882          1.305           211,461
                                                       2002      1.091          0.882            72,251
                                                       2001      1.000          1.091                --

Smith Barney Equity Funds
  SBEF Social Awareness Subaccount (Class A) (4/98)..  2006      1.173          1.173                --
                                                       2005      1.201          1.173                --
                                                       2004      1.129          1.201                --
                                                       2003      0.927          1.129           359,503
                                                       2002      1.106          0.927           375,024
                                                       2001      1.256          1.106           401,439
                                                       2000      1.250          1.256           442,298
                                                       1999      1.170          1.250           176,206

Smith Barney Funds, Inc.
  SBF U.S. Government Securities Subaccount (9/96)...  2006      1.517          1.517                --
                                                       2005      1.502          1.517                --
                                                       2004      1.466          1.502                --
                                                       2003      1.446          1.466                --
                                                       2002      1.356          1.446           347,916
                                                       2001      1.280          1.356         1,648,430
                                                       2000      1.178          1.280           938,311
                                                       1999      1.188          1.178           232,772

Smith Barney Investments Funds Inc.
  LMPIF Small Cap Value Subaccount (Class A) (5/01)..  2006      1.706          1.879           478,170
                                                       2005      1.618          1.706           434,125
                                                       2004      1.354          1.618           608,451
                                                       2003      0.996          1.354           425,701
                                                       2002      1.084          0.996           195,103
                                                       2001      1.000          1.084             1,306

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


The Dreyfus/Laurel Funds, Inc.
  Dreyfus Disciplined Stock Subaccount (7/98)........  2006      0.963          0.963                --
                                                       2005      0.948          0.963                --
                                                       2004      0.890          0.948                --
                                                       2003      0.730          0.890           484,331
                                                       2002      0.958          0.730           414,332
                                                       2001      1.117          0.958           465,147
                                                       2000      1.244          1.117           348,204
                                                       1999      1.097          1.244           264,637

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.157          1.234                --
                                                       2005      1.075          1.157         2,968,643
                                                       2004      1.000          1.075         3,590,008

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.030          1.100                --
                                                       2005      1.038          1.030             4,083
                                                       2004      1.000          1.038             3,302

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.418          2.646                --
                                                       2005      2.175          2.418           293,800
                                                       2004      1.888          2.175           355,351
                                                       2003      1.427          1.888           348,896
                                                       2002      1.684          1.427           261,860
                                                       2001      1.775          1.684           173,348
                                                       2000      1.538          1.775            26,622
                                                       1999      1.278          1.538            16,274

  Travelers Equity Income Subaccount (10/96).........  2006      1.952          2.054                --
                                                       2005      1.889          1.952           432,862
                                                       2004      1.738          1.889           759,987
                                                       2003      1.339          1.738           738,683
                                                       2002      1.574          1.339           331,029
                                                       2001      1.704          1.574           296,266
                                                       2000      1.578          1.704           282,791
                                                       1999      1.565          1.578            85,202

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.254          1.288                --
                                                       2005      1.237          1.254           182,877
                                                       2004      1.133          1.237           203,245
                                                       2003      0.936          1.133           189,083
                                                       2002      0.912          0.936            55,422
                                                       2001      0.905          0.912           103,108
                                                       2000      0.996          0.905            94,119
                                                       1999      1.000          0.996                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Federated Stock Subaccount (11/96).......  2006      0.836          0.836                --
                                                       2005      0.836          0.836                --
                                                       2004      0.836          0.836                --
                                                       2003      0.836          0.836                --
                                                       2002      1.050          0.836                --
                                                       2001      1.044          1.050           610,285
                                                       2000      1.018          1.044           650,318
                                                       1999      1.000          1.018                --

  Travelers Large Cap Subaccount (9/96)..............  2006      1.666          1.720                --
                                                       2005      1.550          1.666         1,590,378
                                                       2004      1.471          1.550         1,911,415
                                                       2003      1.193          1.471           848,405
                                                       2002      1.562          1.193           673,305
                                                       2001      1.911          1.562           913,855
                                                       2000      2.259          1.911           937,574
                                                       1999      1.881          2.259            67,200

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.016          1.080                --
                                                       2005      0.917          1.016           201,752
                                                       2004      0.800          0.917           194,334
                                                       2003      0.667          0.800           295,319
                                                       2002      0.901          0.667           177,328
                                                       2001      1.175          0.901           180,896
                                                       2000      1.259          1.175            46,596
                                                       1999      1.035          1.259             6,776

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.606          0.642                --
                                                       2005      0.594          0.606         2,249,747
                                                       2004      0.526          0.594           268,991
                                                       2003      0.388          0.526           236,971
                                                       2002      0.767          0.388            49,724
                                                       2001      1.000          0.767             9,844

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      2.005          2.073                --
                                                       2005      1.969          2.005         1,678,168
                                                       2004      1.786          1.969         1,947,430
                                                       2003      1.549          1.786         1,713,513
                                                       2002      1.654          1.549         1,427,843
                                                       2001      1.672          1.654         1,820,181
                                                       2000      1.449          1.672         1,868,736
                                                       1999      1.427          1.449           207,604

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.184          1.281                --
                                                       2005      1.124          1.184            61,968
                                                       2004      1.000          1.124            55,881

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.347          1.550                --
                                                       2005      1.244          1.347         1,473,661
                                                       2004      1.086          1.244         1,847,846
                                                       2003      0.854          1.086           771,932
                                                       2002      0.992          0.854           377,173
                                                       2001      1.359          0.992           627,564
                                                       2000      1.552          1.359           767,540
                                                       1999      1.281          1.552           103,493

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.405          1.493                --
                                                       2005      1.340          1.405             1,689
                                                       2004      1.219          1.340            15,864
                                                       2003      1.000          1.219                --

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.583          1.602                --
                                                       2005      1.544          1.583            63,143
                                                       2004      1.407          1.544            24,879
                                                       2003      1.190          1.407                 0
                                                       2002      1.136          1.190                 0
                                                       2001      1.102          1.136           237,214
                                                       2000      1.119          1.102           273,736
                                                       1999      1.112          1.119            39,222

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.413          1.403                --
                                                       2005      1.406          1.413           634,782
                                                       2004      1.376          1.406           812,584
                                                       2003      1.301          1.376         1,052,867
                                                       2002      1.243          1.301         1,070,094
                                                       2001      1.173          1.243           170,114
                                                       2000      1.109          1.173            22,842
                                                       1999      1.108          1.109            51,720

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.653          1.727                --
                                                       2005      1.638          1.653         1,034,040
                                                       2004      1.502          1.638         1,135,094
                                                       2003      1.146          1.502         1,579,945
                                                       2002      1.744          1.146         1,074,588
                                                       2001      2.035          1.744         1,438,442
                                                       2000      2.517          2.035         1,420,487
                                                       1999      1.966          2.517           238,511

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.088          1.051                --
                                                       2005      1.054          1.088           675,839
                                                       2004      1.000          1.054         1,223,773

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.500          1.722           201,920
                                                       2005      1.457          1.500           168,513
                                                       2004      1.254          1.457            38,298
                                                       2003      1.000          1.254                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2006      0.816          0.816                --
                                                       2005      0.809          0.816                --
                                                       2004      0.788          0.809                --
                                                       2003      0.634          0.788             7,035
                                                       2002      0.910          0.634             1,409
                                                       2001      1.000          0.910                --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2006      0.768          0.780            86,254
                                                       2005      0.721          0.768           153,746
                                                       2004      0.683          0.721            63,449
                                                       2003      0.544          0.683            99,786
                                                       2002      0.816          0.544            12,607
                                                       2001      1.000          0.816                --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2006      1.393          1.536           506,418
                                                       2005      1.208          1.393           365,063
                                                       2004      1.060          1.208           343,169
                                                       2003      0.836          1.060                --
                                                       2002      0.935          0.836                --
                                                       2001      1.000          0.935                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.804          2.006         1,028,932
                                                       2005      1.546          1.804           822,976
                                                       2004      1.254          1.546           900,533
                                                       2003      0.917          1.254           446,262
                                                       2002      1.030          0.917           113,601
                                                       2001      1.000          1.030                --

                         SEPARATE ACCOUNT CHARGES 1.20%





                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.472          1.472                 --
                                                       2005      1.459          1.472                 --
                                                       2004      1.432          1.459                 --
                                                       2003      1.385          1.432          2,541,283
                                                       2002      1.299          1.385          2,917,779
                                                       2001      1.257          1.299          2,106,635
                                                       2000      1.154          1.257          1,490,998
                                                       1999      1.150          1.154            290,627

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.956          2.956                 --
                                                       2005      2.956          2.956                 --
                                                       2004      2.895          2.956                 --
                                                       2003      2.145          2.895          4,532,495
                                                       2002      3.228          2.145          4,636,219
                                                       2001      3.439          3.228          4,487,175
                                                       2000      2.922          3.439          3,140,711
                                                       1999      2.003          2.922            179,444

  Templeton Growth Fund Subaccount (Class A) (8/96)..  2006      2.288          2.754          4,265,798
                                                       2005      2.141          2.288          5,056,111
                                                       2004      1.852          2.141          4,109,432
                                                       2003      1.411          1.852          4,150,097
                                                       2002      1.577          1.411          4,215,016
                                                       2001      1.588          1.577          4,379,777
                                                       2000      1.580          1.588          4,068,453
                                                       1999      1.266          1.580            408,207

AIM Equity Funds, Inc.
  AIM Equity Charter Subaccount (Class A) (10/96)....  2006      1.316          1.316                 --
                                                       2005      1.315          1.316                 --
                                                       2004      1.224          1.315                 --
                                                       2003      0.999          1.224          3,115,730
                                                       2002      1.206          0.999          2,964,128
                                                       2001      1.587          1.206          3,047,018
                                                       2000      1.883          1.587          2,979,372
                                                       1999      1.518          1.883            492,920

  AIM Equity Constellation Subaccount (Class A)
  (10/96)............................................  2006      1.253          1.253                 --
                                                       2005      1.263          1.253                 --
                                                       2004      1.204          1.263                 --
                                                       2003      0.942          1.204          6,368,503
                                                       2002      1.267          0.942          6,945,580
                                                       2001      1.678          1.267          6,830,806
                                                       2000      1.895          1.678          5,683,722
                                                       1999      1.286          1.895            279,448

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


AllianceBernstein Value Funds
  AllianceBernstein Growth and Income Subaccount
  (Class A) (9/96)...................................  2006      2.138          2.138                 --
                                                       2005      2.144          2.138                 --
                                                       2004      1.939          2.144                 --
                                                       2003      1.489          1.939          4,504,115
                                                       2002      2.053          1.489          4,473,480
                                                       2001      2.116          2.053          4,147,975
                                                       2000      1.885          2.116          3,183,696
                                                       1999      1.773          1.885            348,974

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.114          1.166                 --
                                                       2005      1.078          1.114          8,419,713
                                                       2004      1.000          1.078          8,118,209

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.885          0.868                 --
                                                       2005      0.779          0.885            280,013
                                                       2004      0.728          0.779            152,204
                                                       2003      0.597          0.728             49,317
                                                       2002      0.874          0.597             22,040
                                                       2001      1.000          0.874                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2006      1.246          1.483            867,958
                                                       2005      1.106          1.246            495,772
                                                       2004      1.000          1.106             65,819

  American Funds Growth Subaccount (Class 2) (5/04)..  2006      1.249          1.361          2,718,878
                                                       2005      1.088          1.249          2,335,414
                                                       2004      1.000          1.088            826,278

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2006      1.129          1.285          1,174,760
                                                       2005      1.080          1.129            848,868
                                                       2004      1.000          1.080            178,729

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.379          2.357                 --
                                                       2005      2.037          2.379          7,188,629
                                                       2004      1.725          2.037          7,410,317
                                                       2003      1.397          1.725          9,319,299
                                                       2002      1.888          1.397         10,135,127
                                                       2001      2.585          1.888         10,311,141
                                                       2000      3.349          2.585          9,438,182
                                                       1999      2.439          3.349          1,018,473

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.741          2.282                 --
                                                       2005      1.644          1.741            563,321
                                                       2004      1.266          1.644            253,936
                                                       2003      1.000          1.266                 --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (6/98)......................................  2006      1.059          1.059                 --
                                                       2005      1.059          1.059                 --
                                                       2004      1.059          1.059                 --
                                                       2003      1.059          1.059                 --
                                                       2002      1.140          1.059                 --
                                                       2001      1.031          1.140            919,691
                                                       2000      0.883          1.031            244,813
                                                       1999      0.856          0.883             66,630

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2006      1.071          1.233          2,449,391
                                                       2005      1.039          1.071          3,623,348
                                                       2004      1.001          1.039          3,281,369
                                                       2003      0.836          1.001          4,376,082
                                                       2002      1.016          0.836          5,066,873
                                                       2001      1.134          1.016            618,497
                                                       2000      1.155          1.134            454,697
                                                       1999      1.106          1.155            220,601

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2006      1.397          1.432          4,848,204
                                                       2005      1.336          1.397          6,052,230
                                                       2004      1.214          1.336          6,315,208
                                                       2003      0.933          1.214          6,375,801
                                                       2002      1.168          0.933          5,747,980
                                                       2001      1.259          1.168          3,084,622
                                                       2000      1.125          1.259          1,415,241
                                                       1999      0.893          1.125            320,042

Fidelity Advisor Series I
  FASI Advisor Growth Opportunities Subaccount (Class
  T) (8/96)..........................................  2006      1.254          1.254                 --
                                                       2005      1.249          1.254                 --
                                                       2004      1.182          1.249                 --
                                                       2003      0.925          1.182          3,318,895
                                                       2002      1.207          0.925          3,696,374
                                                       2001      1.440          1.207          3,811,957
                                                       2000      1.783          1.440          4,378,662
                                                       1999      1.739          1.783            598,183

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2006      1.013          1.088            659,806
                                                       2005      0.978          1.013            796,382
                                                       2004      0.888          0.978            396,350
                                                       2003      0.655          0.888            248,393
                                                       2002      0.930          0.655            103,772
                                                       2001      1.000          0.930                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.460          1.707                 --
                                                       2005      1.336          1.460            295,550
                                                       2004      1.201          1.336             25,772
                                                       2003      1.000          1.201                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.249          2.847            879,961
                                                       2005      1.787          2.249            650,950
                                                       2004      1.450          1.787             99,771
                                                       2003      1.000          1.450                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.256          1.507          1,393,677
                                                       2005      1.153          1.256          1,280,071
                                                       2004      1.000          1.153            530,541

Janus Aspen Series
  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.016          1.067                 --
                                                       2005      0.915          1.016                 --
                                                       2004      0.811          0.915                 --
                                                       2003      0.650          0.811            555,132
                                                       2002      0.934          0.650            568,171
                                                       2001      1.136          0.934            435,593
                                                       2000      1.000          1.136             81,434

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.385          0.410                 --
                                                       2005      0.350          0.385                 --
                                                       2004      0.352          0.350                 --
                                                       2003      0.243          0.352          1,515,092
                                                       2002      0.416          0.243          1,128,937
                                                       2001      0.672          0.416            769,510
                                                       2000      1.000          0.672            295,532

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.836          0.896                 --
                                                       2005      0.755          0.836            536,216
                                                       2004      0.684          0.755            501,797
                                                       2003      0.561          0.684            427,089
                                                       2002      0.725          0.561            502,599
                                                       2001      0.849          0.725            317,315
                                                       2000      1.000          0.849             43,530

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.502          0.562          3,117,374
                                                       2005      0.453          0.502          4,621,566
                                                       2004      0.381          0.453          4,307,621
                                                       2003      0.286          0.381          2,734,566
                                                       2002      0.403          0.286          2,225,498
                                                       2001      0.675          0.403          1,813,289
                                                       2000      1.000          0.675            262,623

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.560          1.757                 --
                                                       2005      1.518          1.560            225,118
                                                       2004      1.338          1.518             27,494
                                                       2003      1.000          1.338                 --

Legg Mason Partners Investment Funds, Inc.
  LMPIF Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2006      1.773          1.806          2,189,826
                                                       2005      1.763          1.773          2,887,081
                                                       2004      1.676          1.763          2,096,144
                                                       2003      1.612          1.676          2,394,064
                                                       2002      1.451          1.612          2,700,704
                                                       2001      1.338          1.451          1,805,569
                                                       2000      1.216          1.338          1,158,655
                                                       1999      1.322          1.216            258,920

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2006      0.999          1.110            166,387
                                                       2005      0.974          0.999            240,286
                                                       2004      0.910          0.974            148,283
                                                       2003      0.708          0.910            165,483
                                                       2002      0.920          0.708             17,898
                                                       2001      1.000          0.920                945

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.917          0.973          2,175,821
                                                       2005      0.873          0.917          3,037,270
                                                       2004      0.859          0.873          3,691,753
                                                       2003      0.648          0.859             16,957
                                                       2002      0.895          0.648              3,139
                                                       2001      1.000          0.895                150

Legg Mason Partners Investment Trust
  LMPIT S&P 500 Index Subaccount (Class A) (6/98)....  2006      1.099          1.251                  0
                                                       2005      1.067          1.099                  0
                                                       2004      0.980          1.067                  0
                                                       2003      0.775          0.980          7,733,630
                                                       2002      1.012          0.775          7,251,411
                                                       2001      1.169          1.012          6,581,186
                                                       2000      1.306          1.169          4,676,167
                                                       1999      1.157          1.306            800,723

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01).............................................  2006      1.154          1.287            720,717
                                                       2005      1.113          1.154            755,078
                                                       2004      0.975          1.113            487,059
                                                       2003      0.695          0.975            285,477
                                                       2002      0.946          0.695             72,467
                                                       2001      1.000          0.946                118

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2006      1.937          2.260          1,730,108
                                                       2005      1.884          1.937          1,952,120
                                                       2004      1.760          1.884          1,888,163
                                                       2003      1.281          1.760            834,333
                                                       2002      1.730          1.281            748,934
                                                       2001      1.719          1.730            634,594
                                                       2000      1.471          1.719            380,838
                                                       1999      1.213          1.471             17,011

  LMPVPI Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2006      1.545          1.689          1,115,249
                                                       2005      1.506          1.545          1,378,708
                                                       2004      1.372          1.506          1,117,700
                                                       2003      1.118          1.372            810,365
                                                       2002      1.055          1.118            402,223
                                                       2001      1.015          1.055            278,953
                                                       2000      1.028          1.015            169,917
                                                       1999      0.997          1.028             56,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPI Investors Subaccount (Class I) (10/98)......  2006      1.505          1.759          3,480,461
                                                       2005      1.430          1.505          4,900,506
                                                       2004      1.311          1.430          4,240,037
                                                       2003      1.003          1.311          1,939,736
                                                       2002      1.319          1.003          1,944,518
                                                       2001      1.392          1.319            487,774
                                                       2000      1.223          1.392            293,594
                                                       1999      1.140          1.223                759

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2006      1.276          1.419          2,112,501
                                                       2005      1.250          1.276          2,583,391
                                                       2004      1.163          1.250          3,224,669
                                                       2003      1.016          1.163          4,151,212
                                                       2002      1.104          1.016          4,464,294
                                                       2001      1.126          1.104             42,730
                                                       2000      1.056          1.126              9,621
                                                       1999      1.071          1.056                 26

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (8/98).............  2006      1.288          1.462          3,840,699
                                                       2005      1.250          1.288          4,989,250
                                                       2004      1.163          1.250          4,129,110
                                                       2003      0.945          1.163          3,335,626
                                                       2002      1.160          0.945          3,274,067
                                                       2001      1.222          1.160            965,109
                                                       2000      1.242          1.222            727,075
                                                       1999      1.161          1.242            230,647

  LMPVPII Diversified Strategic Income Subaccount
  (8/98).............................................  2006      1.293          1.347            390,972
                                                       2005      1.276          1.293            770,196
                                                       2004      1.210          1.276            697,061
                                                       2003      1.096          1.210          1,191,264
                                                       2002      1.058          1.096          1,410,538
                                                       2001      1.038          1.058            770,223
                                                       2000      1.022          1.038            347,767
                                                       1999      1.021          1.022            176,973

  LMPVPII Equity Index Subaccount (Class II) (5/04)..  2006      1.117          1.271          4,940,212
                                                       2005      1.085          1.117          8,117,520
                                                       2004      1.000          1.085          7,341,444

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (5/01)........  2006      1.005          1.005                 --
                                                       2005      1.005          1.005                 --
                                                       2004      0.982          1.005                 --
                                                       2003      0.717          0.982          1,499,748
                                                       2002      0.922          0.717            581,668
                                                       2001      1.000          0.922             41,982

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.011          1.040            194,793
                                                       2005      0.999          1.011            133,365
                                                       2004      1.000          0.999             56,663
                                                       2003      1.000          1.000                 --

  LMPVPIII Aggressive Growth Subaccount (5/00).......  2006      1.028          1.105         18,122,589
                                                       2005      0.932          1.028         19,883,127
                                                       2004      0.858          0.932         17,421,284
                                                       2003      0.645          0.858          1,476,737
                                                       2002      0.969          0.645          1,693,697
                                                       2001      1.023          0.969             49,299
                                                       2000      1.000          1.023             21,092

  LMPVPIII International All Cap Growth Subaccount
  (6/98).............................................  2006      0.728          0.728                 --
                                                       2005      0.728          0.728                 --
                                                       2004      0.712          0.728                 --
                                                       2003      0.565          0.712          3,373,399
                                                       2002      0.770          0.565          3,634,281
                                                       2001      1.132          0.770          1,633,464
                                                       2000      1.503          1.132          1,172,043
                                                       1999      0.925          1.503             67,643

  LMPVPIII Large Cap Growth Subaccount (10/98).......  2006      1.629          1.684          2,313,422
                                                       2005      1.567          1.629          3,006,425
                                                       2004      1.580          1.567          3,189,639
                                                       2003      1.084          1.580          2,845,760
                                                       2002      1.458          1.084          2,545,815
                                                       2001      1.687          1.458          2,254,710
                                                       2000      1.835          1.687          1,542,537
                                                       1999      1.573          1.835            331,287

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPIII Large Cap Value Subaccount (7/98).........  2006      1.027          1.027                 --
                                                       2005      1.027          1.027                 --
                                                       2004      1.056          1.027                 --
                                                       2003      0.837          1.056          2,791,805
                                                       2002      1.136          0.837          3,071,115
                                                       2001      1.252          1.136          1,112,781
                                                       2000      1.121          1.252            473,071
                                                       1999      1.161          1.121            105,352

  LMPVPIII Money Market Subaccount (6/98)............  2006      1.143          1.181         19,398,431
                                                       2005      1.125          1.143         22,223,914
                                                       2004      1.128          1.125         19,783,988
                                                       2003      1.134          1.128         19,214,805
                                                       2002      1.134          1.134         21,183,466
                                                       2001      1.107          1.134          9,030,971
                                                       2000      1.056          1.107          6,608,544
                                                       1999      1.027          1.056          3,273,236

  LMPVPIII Social Awareness Stock Subaccount (5/04)..  2006      1.119          1.190            941,282
                                                       2005      1.085          1.119            951,069
                                                       2004      1.000          1.085            952,114

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2006      1.130          1.309          1,283,422
                                                       2005      1.108          1.130            936,476
                                                       2004      1.000          1.108            353,531

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2006      1.242          1.378            842,446
                                                       2005      1.162          1.242          1,068,892
                                                       2004      1.000          1.162            274,086

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      2.627          2.508            635,313

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.352            479,739

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.073          1.139            583,463

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.159          1.238                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.539          1.700          3,707,912

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      2.357          2.423          4,882,564

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.053          1.116                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.097          1.153            587,624

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.079          8,652,586

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.231          1.220          5,869,215

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.163          1.157                 --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2006      1.279          1.417            682,895

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.223          1,366,730

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.489          1.605             56,873

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.119          1.181                 --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.590          1.652            404,899

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06).........................................  2006      1.757          1.796            292,039

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2006      1.294          1.333          2,532,392
                                                       2005      1.283          1.294          2,132,297
                                                       2004      1.240          1.283          1,224,582
                                                       2003      1.189          1.240            625,543
                                                       2002      1.104          1.189            381,324
                                                       2001      1.046          1.104              8,178
                                                       2000      1.000          1.046                 --

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2006      0.920          1.150          2,124,768
                                                       2005      0.812          0.920          1,967,663
                                                       2004      0.716          0.812            935,398
                                                       2003      0.557          0.716            289,686
                                                       2002      0.726          0.557             24,488
                                                       2001      0.935          0.726                 --
                                                       2000      1.000          0.935                 --

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2006      1.025          1.140          2,033,614
                                                       2005      0.972          1.025          1,662,132
                                                       2004      0.894          0.972            818,703
                                                       2003      0.706          0.894            225,812
                                                       2002      0.926          0.706             44,941
                                                       2001      1.000          0.926                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2006      1.196          1.344          2,176,793
                                                       2005      1.129          1.196          2,194,715
                                                       2004      0.994          1.129          1,585,352
                                                       2003      0.703          0.994            675,882
                                                       2002      0.933          0.703             48,082
                                                       2001      0.930          0.933              5,570
                                                       2000      1.000          0.930                 --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.639          0.625          5,004,583

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.393          1.451          1,486,616

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.707          1.735          3,628,587

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      2.039          2.098          1,594,139

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.000          1.061             40,037
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.000          1.044                509
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.000          1.050              1,220
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.000          1.055             24,806
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.000          1.060            149,555
                                                       2005      1.000          1.000                 --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2006      2.058          2.206          4,985,934

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.072            731,465

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.049          1.088          1,962,375

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Neuberger Berman Equity Assets
  Neuberger Berman Guardian Subaccount (Advisor
  Class) (9/96)......................................  2006      1.447          1.447                 --
                                                       2005      1.450          1.447                 --
                                                       2004      1.271          1.450                 --
                                                       2003      0.955          1.271          1,395,168
                                                       2002      1.307          0.955          1,662,265
                                                       2001      1.353          1.307          1,793,652
                                                       2000      1.404          1.353          1,783,244
                                                       1999      1.376          1.404              6,411

  Neuberger Berman Partners Subaccount (Advisor
  Class) (8/96)......................................  2006      1.920          1.920                 --
                                                       2005      1.781          1.920                 --
                                                       2004      1.519          1.781                 --
                                                       2003      1.136          1.519            994,846
                                                       2002      1.534          1.136          1,394,622
                                                       2001      1.608          1.534          1,671,072
                                                       2000      1.627          1.608          1,583,860
                                                       1999      1.581          1.627             14,401

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.123          1.189                 --
                                                       2005      1.075          1.123          1,017,937
                                                       2004      1.000          1.075          1,127,890

PBHG Funds
  PBHG Growth Subaccount (Advisor Class) (8/96)......  2006      0.832          0.832                 --
                                                       2005      0.825          0.832                 --
                                                       2004      0.778          0.825                 --
                                                       2003      0.628          0.778          5,360,834
                                                       2002      0.915          0.628          6,034,656
                                                       2001      1.419          0.915          6,724,697
                                                       2000      1.867          1.419          6,144,022
                                                       1999      0.945          1.867             20,176

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.237          1.269          2,913,815
                                                       2005      1.222          1.237          3,700,080
                                                       2004      1.179          1.222          2,889,770
                                                       2003      1.136          1.179          2,008,950
                                                       2002      1.054          1.136          1,853,274
                                                       2001      1.000          1.054              5,033

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.026          1.026                 --
                                                       2005      1.018          1.026                 --
                                                       2004      0.887          1.018                 --
                                                       2003      0.698          0.887            271,039
                                                       2002      0.859          0.698            167,789
                                                       2001      1.000          0.859                231

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.717          1.989          1,162,094
                                                       2005      1.623          1.717          1,257,929
                                                       2004      1.301          1.623            813,535
                                                       2003      0.880          1.301            389,518
                                                       2002      1.090          0.880            210,634
                                                       2001      1.000          1.090                377

Smith Barney Equity Funds
  SBEF Social Awareness Subaccount (Class A) (4/98)..  2006      1.166          1.166                 --
                                                       2005      1.194          1.166                 --
                                                       2004      1.123          1.194                 --
                                                       2003      0.923          1.123          1,116,844
                                                       2002      1.103          0.923          1,293,863
                                                       2001      1.254          1.103          1,184,167
                                                       2000      1.249          1.254            901,418
                                                       1999      1.170          1.249            272,082

Smith Barney Funds, Inc.
  SBF U.S. Government Securities Subaccount (9/96)...  2006      1.507          1.507                 --
                                                       2005      1.493          1.507                 --
                                                       2004      1.459          1.493                 --
                                                       2003      1.440          1.459                 --
                                                       2002      1.352          1.440            110,572
                                                       2001      1.278          1.352          1,678,511
                                                       2000      1.177          1.278            907,094
                                                       1999      1.188          1.177            262,026

Smith Barney Investments Funds Inc.
  LMPIF Small Cap Value Subaccount (Class A) (5/01)..  2006      1.698          1.869          1,431,951
                                                       2005      1.612          1.698          1,517,390
                                                       2004      1.351          1.612          1,242,431
                                                       2003      0.994          1.351            920,679
                                                       2002      1.083          0.994            512,890
                                                       2001      1.000          1.083              2,549

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


The Dreyfus/Laurel Funds, Inc.
  Dreyfus Disciplined Stock Subaccount (7/98)........  2006      0.957          0.957                 --
                                                       2005      0.943          0.957                 --
                                                       2004      0.885          0.943                  0
                                                       2003      0.727          0.885          1,040,844
                                                       2002      0.955          0.727            943,869
                                                       2001      1.115          0.955            914,528
                                                       2000      1.243          1.115            658,164
                                                       1999      1.097          1.243            226,379

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.155          1.231                 --
                                                       2005      1.075          1.155          8,956,855
                                                       2004      1.000          1.075          9,140,919

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.028          1.097                 --
                                                       2005      1.037          1.028            130,864
                                                       2004      1.000          1.037             46,889

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.402          2.627                 --
                                                       2005      2.162          2.402            992,780
                                                       2004      1.879          2.162            828,572
                                                       2003      1.422          1.879            828,628
                                                       2002      1.680          1.422            674,015
                                                       2001      1.771          1.680            357,639
                                                       2000      1.537          1.771            178,513
                                                       1999      1.278          1.537             21,930

  Travelers Equity Income Subaccount (10/96).........  2006      1.938          2.039                 --
                                                       2005      1.878          1.938          2,002,181
                                                       2004      1.729          1.878          1,729,187
                                                       2003      1.334          1.729          1,779,381
                                                       2002      1.569          1.334          1,242,584
                                                       2001      1.701          1.569          1,127,754
                                                       2000      1.577          1.701            843,207
                                                       1999      1.565          1.577             60,543

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.246          1.279                 --
                                                       2005      1.230          1.246            954,262
                                                       2004      1.127          1.230            706,711
                                                       2003      0.932          1.127            557,532
                                                       2002      0.910          0.932            492,456
                                                       2001      0.903          0.910            387,333
                                                       2000      0.995          0.903            378,547
                                                       1999      1.000          0.995                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Federated Stock Subaccount (11/96).......  2006      0.833          0.833                 --
                                                       2005      0.833          0.833                 --
                                                       2004      0.833          0.833                 --
                                                       2003      0.833          0.833                 --
                                                       2002      1.047          0.833                 --
                                                       2001      1.042          1.047          1,214,971
                                                       2000      1.017          1.042          1,190,060
                                                       1999      1.000          1.017                 --

  Travelers Large Cap Subaccount (9/96)..............  2006      1.655          1.707                 --
                                                       2005      1.541          1.655          2,976,270
                                                       2004      1.464          1.541          3,024,412
                                                       2003      1.188          1.464          1,360,589
                                                       2002      1.558          1.188          1,667,246
                                                       2001      1.907          1.558          1,691,326
                                                       2000      2.257          1.907          1,578,657
                                                       1999      1.881          2.257            190,270

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.009          1.073                 --
                                                       2005      0.911          1.009            706,664
                                                       2004      0.796          0.911            556,890
                                                       2003      0.665          0.796            602,802
                                                       2002      0.899          0.665            703,244
                                                       2001      1.173          0.899            431,788
                                                       2000      1.258          1.173            264,040
                                                       1999      1.035          1.258            142,528

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.603          0.639                 --
                                                       2005      0.592          0.603          6,955,206
                                                       2004      0.525          0.592            613,630
                                                       2003      0.388          0.525            364,063
                                                       2002      0.767          0.388             82,998
                                                       2001      1.000          0.767              2,381

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      1.991          2.058                 --
                                                       2005      1.958          1.991          6,335,268
                                                       2004      1.777          1.958          5,652,348
                                                       2003      1.544          1.777          6,095,474
                                                       2002      1.649          1.544          6,086,688
                                                       2001      1.669          1.649          6,428,601
                                                       2000      1.448          1.669          4,655,369
                                                       1999      1.427          1.448            849,827

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.182          1.279                 --
                                                       2005      1.124          1.182            352,618
                                                       2004      1.000          1.124             91,455

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.338          1.539                 --
                                                       2005      1.236          1.338          3,900,613
                                                       2004      1.081          1.236          3,751,477
                                                       2003      0.851          1.081          2,320,070
                                                       2002      0.989          0.851          2,408,154
                                                       2001      1.357          0.989          2,236,912
                                                       2000      1.550          1.357          1,864,161
                                                       1999      1.281          1.550            161,688

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.401          1.489                 --
                                                       2005      1.338          1.401             63,532
                                                       2004      1.218          1.338              6,805
                                                       2003      1.000          1.218              6,747

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.572          1.590                 --
                                                       2005      1.535          1.572            333,790
                                                       2004      1.400          1.535             87,518
                                                       2003      1.186          1.400                 --
                                                       2002      1.133          1.186              6,240
                                                       2001      1.100          1.133            689,533
                                                       2000      1.118          1.100            826,520
                                                       1999      1.112          1.118             76,768

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.404          1.393                 --
                                                       2005      1.398          1.404          1,800,862
                                                       2004      1.370          1.398          2,281,953
                                                       2003      1.296          1.370          2,850,351
                                                       2002      1.239          1.296          3,118,073
                                                       2001      1.171          1.239            771,072
                                                       2000      1.108          1.171            173,177
                                                       1999      1.108          1.108             31,935

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.642          1.715                 --
                                                       2005      1.628          1.642          2,148,959
                                                       2004      1.495          1.628          2,188,018
                                                       2003      1.141          1.495          2,814,120
                                                       2002      1.739          1.141          3,295,413
                                                       2001      2.032          1.739          3,695,836
                                                       2000      2.515          2.032          3,624,937
                                                       1999      1.966          2.515            314,686

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.086          1.049                 --
                                                       2005      1.054          1.086          2,874,712
                                                       2004      1.000          1.054          2,715,024

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.496          1.715            634,957
                                                       2005      1.454          1.496            413,091
                                                       2004      1.253          1.454             96,610
                                                       2003      1.000          1.253                 --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2006      0.813          0.813                 --
                                                       2005      0.806          0.813                 --
                                                       2004      0.786          0.806                 --
                                                       2003      0.633          0.786             62,902
                                                       2002      0.909          0.633             22,444
                                                       2001      1.000          0.909                 --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2006      0.764          0.775            350,483
                                                       2005      0.719          0.764            249,686
                                                       2004      0.681          0.719            225,373
                                                       2003      0.543          0.681            240,030
                                                       2002      0.816          0.543            139,337
                                                       2001      1.000          0.816                 --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2006      1.387          1.527          2,160,030
                                                       2005      1.203          1.387          1,744,856
                                                       2004      1.058          1.203          1,028,580
                                                       2003      0.835          1.058                 --
                                                       2002      0.935          0.835                 --
                                                       2001      1.000          0.935                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.796          1.995          2,717,256
                                                       2005      1.540          1.796          3,005,479
                                                       2004      1.250          1.540          1,721,989
                                                       2003      0.915          1.250            692,210
                                                       2002      1.029          0.915            259,423
                                                       2001      1.000          1.029                 --

                         SEPARATE ACCOUNT CHARGES 1.30%





                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.454          1.454                 --
                                                       2005      1.441          1.454                 --
                                                       2004      1.416          1.441          3,660,449
                                                       2003      1.371          1.416          9,579,793
                                                       2002      1.287          1.371         10,333,807
                                                       2001      1.247          1.287          6,009,894
                                                       2000      1.146          1.247          4,283,670
                                                       1999      1.141          1.146          4,784,326
                                                       1998      1.125          1.141          3,911,474
                                                       1997      1.041          1.125          1,457,617
  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.923          2.923                 --
                                                       2005      2.923          2.923                 --
                                                       2004      2.864          2.923                 --
                                                       2003      2.124          2.864         13,224,762
                                                       2002      3.200          2.124         11,925,850
                                                       2001      3.413          3.200         12,516,991
                                                       2000      2.902          3.413          8,946,565
                                                       1999      1.795          2.902          8,417,798
                                                       1998      1.347          1.795          3,401,909
                                                       1997      1.063          1.347            921,955

  Templeton Growth Fund Subaccount (Class A) (8/96)..  2006      2.258          2.715         21,753,783
                                                       2005      2.115          2.258         24,634,141
                                                       2004      1.832          2.115         26,624,421
                                                       2003      1.397          1.832         25,977,896
                                                       2002      1.563          1.397         26,313,876
                                                       2001      1.575          1.563         25,951,702
                                                       2000      1.568          1.575         25,279,033
                                                       1999      1.218          1.568         28,146,398
                                                       1998      1.266          1.218         24,242,303
                                                       1997      1.103          1.266         11,955,987

AIM Equity Funds, Inc.
  AIM Equity Charter Subaccount (Class A) (10/96)....  2006      1.301          1.301                 --
                                                       2005      1.301          1.301                 --
                                                       2004      1.213          1.301          4,304,023
                                                       2003      0.991          1.213         11,383,223
                                                       2002      1.197          0.991         12,065,157
                                                       2001      1.577          1.197         12,134,706
                                                       2000      1.873          1.577          9,201,807
                                                       1999      1.417          1.873          8,290,764
                                                       1998      1.132          1.417          3,871,914
                                                       1997      1.000          1.132            548,786

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  AIM Equity Constellation Subaccount (Class A)
  (10/96)............................................  2006      1.239          1.239                 --
                                                       2005      1.250          1.239                 --
                                                       2004      1.192          1.250          7,386,211
                                                       2003      0.934          1.192         24,715,162
                                                       2002      1.257          0.934         25,210,364
                                                       2001      1.668          1.257         24,527,242
                                                       2000      1.885          1.668         19,640,108
                                                       1999      1.322          1.885         18,093,984
                                                       1998      1.127          1.322         13,241,465
                                                       1997      1.000          1.127          2,210,686

AllianceBernstein Value Funds
  AllianceBernstein Growth and Income Subaccount
  (Class A) (9/96)...................................  2006      2.111          2.111                 --
                                                       2005      2.118          2.111                 --
                                                       2004      1.918          2.118          9,789,674
                                                       2003      1.474          1.918         23,006,120
                                                       2002      2.034          1.474         22,033,914
                                                       2001      2.099          2.034         19,822,914
                                                       2000      1.871          2.099         16,274,288
                                                       1999      1.711          1.871         18,859,246
                                                       1998      1.430          1.711         14,457,240
                                                       1997      1.124          1.430          6,444,295

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.112          1.164                 --
                                                       2005      1.077          1.112         36,883,407
                                                       2004      1.000          1.077         23,250,362

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.880          0.864                 --
                                                       2005      0.777          0.880          1,525,982
                                                       2004      0.726          0.777          1,314,263
                                                       2003      0.596          0.726          1,036,862
                                                       2002      0.874          0.596            403,832
                                                       2001      1.000          0.874             85,715

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2006      1.244          1.479          4,587,546
                                                       2005      1.105          1.244          3,061,076
                                                       2004      1.000          1.105            374,714

  American Funds Growth Subaccount (Class 2) (5/04)..  2006      1.247          1.357         10,628,006
                                                       2005      1.087          1.247          6,122,667
                                                       2004      1.000          1.087          1,300,381

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2006      1.127          1.282          7,235,979
                                                       2005      1.079          1.127          7,466,608
                                                       2004      1.000          1.079          1,086,496

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.348          2.325                 --
                                                       2005      2.012          2.348         38,316,442
                                                       2004      1.705          2.012         46,134,264
                                                       2003      1.383          1.705         50,184,371
                                                       2002      1.870          1.383         52,651,414
                                                       2001      2.564          1.870         53,265,351
                                                       2000      3.325          2.564         47,065,109
                                                       1999      2.194          3.325         44,112,412
                                                       1998      1.375          2.194         22,072,721
                                                       1997      1.104          1.375          9,970,061

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.736          2.273                 --
                                                       2005      1.641          1.736          4,078,473
                                                       2004      1.266          1.641          3,248,171
                                                       2003      1.000          1.266            693,656

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (6/98)......................................  2006      1.053          1.053                 --
                                                       2005      1.053          1.053                 --
                                                       2004      1.053          1.053                 --
                                                       2003      1.053          1.053                 --
                                                       2002      1.135          1.053                 --
                                                       2001      1.028          1.135          2,941,367
                                                       2000      0.881          1.028            785,034
                                                       1999      0.938          0.881            437,539
                                                       1998      1.000          0.938             18,240

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2006      1.062          1.221         12,186,134
                                                       2005      1.031          1.062         15,118,185
                                                       2004      0.994          1.031         18,488,972
                                                       2003      0.831          0.994         19,728,314
                                                       2002      1.011          0.831         20,226,630
                                                       2001      1.130          1.011          3,823,655
                                                       2000      1.152          1.130          3,230,839
                                                       1999      1.047          1.152          2,297,394
                                                       1998      1.000          1.047            576,996

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2006      1.385          1.419         15,844,520
                                                       2005      1.326          1.385         19,865,885
                                                       2004      1.207          1.326         22,471,181
                                                       2003      0.928          1.207         21,831,860
                                                       2002      1.163          0.928         19,027,838
                                                       2001      1.255          1.163          8,123,049
                                                       2000      1.122          1.255          3,162,161
                                                       1999      0.923          1.122          1,283,426
                                                       1998      1.000          0.923            261,315

Fidelity Advisor Series I
  FASI Advisor Growth Opportunities Subaccount (Class
  T) (8/96)..........................................  2006      1.239          1.239                 --
                                                       2005      1.234          1.239                 --
                                                       2004      1.169          1.234          6,228,419
                                                       2003      0.916          1.169         19,639,029
                                                       2002      1.196          0.916         21,225,450
                                                       2001      1.428          1.196         23,625,888
                                                       2000      1.770          1.428         22,750,750
                                                       1999      1.726          1.770         29,066,628
                                                       1998      1.411          1.726         22,326,098
                                                       1997      1.112          1.411         10,085,372

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2006      1.008          1.082          2,599,845
                                                       2005      0.975          1.008          2,633,975
                                                       2004      0.886          0.975          2,884,593
                                                       2003      0.654          0.886          2,126,560
                                                       2002      0.929          0.654            642,088
                                                       2001      1.000          0.929             90,171

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.456          1.701                 --
                                                       2005      1.334          1.456          1,527,395
                                                       2004      1.200          1.334            609,828
                                                       2003      1.000          1.200            298,521

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.244          2.837          4,154,839
                                                       2005      1.784          2.244          3,342,105
                                                       2004      1.449          1.784          1,071,414
                                                       2003      1.000          1.449            113,150

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.253          1.503          5,273,068
                                                       2005      1.153          1.253          3,915,005
                                                       2004      1.000          1.153          1,492,542

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.010          1.060          1,657,096
                                                       2005      0.911          1.010          1,975,105
                                                       2004      0.808          0.911          2,073,259
                                                       2003      0.649          0.808          3,428,028
                                                       2002      0.933          0.649          2,963,947
                                                       2001      1.135          0.933          2,160,760
                                                       2000      1.000          1.135            599,867

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.383          0.408          3,427,097
                                                       2005      0.348          0.383          4,617,331
                                                       2004      0.350          0.348          4,798,280
                                                       2003      0.242          0.350          9,041,819
                                                       2002      0.416          0.242          5,976,033
                                                       2001      0.672          0.416          3,792,731
                                                       2000      1.000          0.672            775,258

  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.832          0.890                 --
                                                       2005      0.751          0.832          2,980,527
                                                       2004      0.682          0.751          3,182,405
                                                       2003      0.559          0.682          2,844,258
                                                       2002      0.724          0.559          2,115,520
                                                       2001      0.849          0.724          1,093,839
                                                       2000      1.000          0.849            294,844

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.499          0.558         18,458,976
                                                       2005      0.451          0.499         21,940,688
                                                       2004      0.379          0.451         14,074,179
                                                       2003      0.285          0.379         11,010,350
                                                       2002      0.402          0.285          9,766,104
                                                       2001      0.674          0.402          7,099,855
                                                       2000      1.000          0.674          1,875,615

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                 --
                                                       2005      1.516          1.556          1,138,203
                                                       2004      1.337          1.516            395,371
                                                       2003      1.000          1.337            135,455

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Legg Mason Partners Investment Funds, Inc.
  LMPIF Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2006      1.750          1.781          6,517,632
                                                       2005      1.742          1.750          8,590,975
                                                       2004      1.657          1.742          9,602,981
                                                       2003      1.595          1.657         10,655,170
                                                       2002      1.438          1.595         10,335,140
                                                       2001      1.328          1.438          6,457,440
                                                       2000      1.208          1.328          4,718,344
                                                       1999      1.346          1.208          4,685,053
                                                       1998      1.259          1.346          2,466,495
                                                       1997      1.089          1.259            524,432

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2006      0.994          1.104            553,921
                                                       2005      0.970          0.994            491,009
                                                       2004      0.908          0.970            521,009
                                                       2003      0.707          0.908            296,774
                                                       2002      0.919          0.707             37,201
                                                       2001      1.000          0.919              1,417

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.913          0.968          7,848,059
                                                       2005      0.870          0.913          9,943,374
                                                       2004      0.857          0.870         12,881,330
                                                       2003      0.646          0.857            142,372
                                                       2002      0.895          0.646             14,939
                                                       2001      1.000          0.895                 --

Legg Mason Partners Investment Trust
  LMPIT S&P 500 Index Subaccount (Class A) (6/98)....  2006      1.090          1.239         14,162,746
                                                       2005      1.059          1.090         17,968,038
                                                       2004      0.974          1.059         19,224,508
                                                       2003      0.771          0.974         35,708,341
                                                       2002      1.008          0.771         31,397,853
                                                       2001      1.165          1.008         24,995,673
                                                       2000      1.302          1.165         17,574,260
                                                       1999      1.099          1.302         12,598,473
                                                       1998      1.000          1.099          1,053,463

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01).............................................  2006      1.149          1.280          2,258,192
                                                       2005      1.109          1.149          2,324,426
                                                       2004      0.972          1.109          2,054,959
                                                       2003      0.694          0.972          1,242,791
                                                       2002      0.945          0.694            120,431
                                                       2001      1.000          0.945                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2006      1.921          2.240          5,849,786
                                                       2005      1.871          1.921          6,618,937
                                                       2004      1.750          1.871          7,324,327
                                                       2003      1.275          1.750          4,810,781
                                                       2002      1.723          1.275          3,350,175
                                                       2001      1.713          1.723          2,032,409
                                                       2000      1.468          1.713            475,408
                                                       1999      1.218          1.468             79,800
                                                       1998      1.000          1.218              2,340

  LMPVPI Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2006      1.532          1.673          4,250,443
                                                       2005      1.495          1.532          4,744,978
                                                       2004      1.363          1.495          4,608,146
                                                       2003      1.112          1.363          4,112,328
                                                       2002      1.050          1.112          1,775,408
                                                       2001      1.012          1.050            916,191
                                                       2000      1.025          1.012            580,304
                                                       1999      0.984          1.025            304,976
                                                       1998      1.000          0.984            153,334

  LMPVPI Investors Subaccount (Class I) (10/98)......  2006      1.493          1.743         10,862,446
                                                       2005      1.420          1.493         12,985,232
                                                       2004      1.303          1.420         16,511,056
                                                       2003      0.998          1.303          6,075,507
                                                       2002      1.314          0.998          5,940,876
                                                       2001      1.389          1.314          1,730,591
                                                       2000      1.221          1.389            741,478
                                                       1999      1.108          1.221             89,161
                                                       1998      1.000          1.108             64,624

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2006      1.266          1.407          7,758,290
                                                       2005      1.241          1.266         10,113,092
                                                       2004      1.157          1.241         13,221,284
                                                       2003      1.011          1.157         13,816,711
                                                       2002      1.100          1.011         14,985,953
                                                       2001      1.123          1.100            298,502
                                                       2000      1.054          1.123             83,016
                                                       1999      1.060          1.054             44,172
                                                       1998      1.000          1.060                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (8/98).............  2006      1.278          1.448         15,988,942
                                                       2005      1.241          1.278         18,272,296
                                                       2004      1.156          1.241         10,062,539
                                                       2003      0.940          1.156          9,765,333
                                                       2002      1.155          0.940          8,760,732
                                                       2001      1.218          1.155          1,714,962
                                                       2000      1.239          1.218          1,126,981
                                                       1999      1.110          1.239            568,097
                                                       1998      1.000          1.110            106,347

  LMPVPII Diversified Strategic Income Subaccount
  (8/98).............................................  2006      1.283          1.334          1,789,324
                                                       2005      1.267          1.283          2,087,820
                                                       2004      1.202          1.267          3,198,779
                                                       2003      1.090          1.202          3,106,165
                                                       2002      1.053          1.090          2,812,164
                                                       2001      1.035          1.053          1,111,610
                                                       2000      1.019          1.035            738,433
                                                       1999      1.015          1.019            430,253
                                                       1998      1.000          1.015             30,984

  LMPVPII Equity Index Subaccount (Class II) (5/04)..  2006      1.115          1.267         16,157,797
                                                       2005      1.084          1.115         18,631,913
                                                       2004      1.000          1.084         18,677,512

  LMPVPII Fundamental Value Subaccount (5/01)........  2006      1.002          1.002                 --
                                                       2005      1.002          1.002                 --
                                                       2004      0.979          1.002                 --
                                                       2003      0.715          0.979          2,658,408
                                                       2002      0.921          0.715            992,654
                                                       2001      1.000          0.921             51,212

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.009          1.036            286,123
                                                       2005      0.998          1.009            217,008
                                                       2004      1.000          0.998             83,089
                                                       2003      1.000          1.000                 --

  LMPVPIII Aggressive Growth Subaccount (5/00).......  2006      1.022          1.097         45,313,401
                                                       2005      0.927          1.022         56,480,312
                                                       2004      0.854          0.927         61,232,775
                                                       2003      0.643          0.854         15,886,329
                                                       2002      0.968          0.643         12,649,662
                                                       2001      1.022          0.968          1,714,847
                                                       2000      1.000          1.022            403,094

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPIII International All Cap Growth Subaccount
  (6/98).............................................  2006      0.723          0.723                 --
                                                       2005      0.723          0.723                 --
                                                       2004      0.707          0.723                 --
                                                       2003      0.562          0.707         10,900,272
                                                       2002      0.766          0.562         11,033,946
                                                       2001      1.128          0.766          4,881,229
                                                       2000      1.499          1.128          3,332,853
                                                       1999      0.906          1.499            866,648
                                                       1998      1.000          0.906            170,618

  LMPVPIII Large Cap Growth Subaccount (10/98).......  2006      1.616          1.669          6,380,597
                                                       2005      1.556          1.616          7,794,578
                                                       2004      1.571          1.556          8,560,550
                                                       2003      1.079          1.571          7,652,839
                                                       2002      1.452          1.079          4,651,756
                                                       2001      1.682          1.452          3,860,184
                                                       2000      1.831          1.682          2,239,566
                                                       1999      1.418          1.831            675,666
                                                       1998      1.000          1.418             18,263

  LMPVPIII Large Cap Value Subaccount (7/98).........  2006      1.020          1.020                 --
                                                       2005      1.020          1.020                 --
                                                       2004      1.049          1.020                 --
                                                       2003      0.833          1.049          7,668,164
                                                       2002      1.131          0.833          7,046,409
                                                       2001      1.248          1.131          2,641,013
                                                       2000      1.118          1.248          1,646,441
                                                       1999      1.132          1.118            602,192
                                                       1998      1.000          1.132                219

  LMPVPIII Money Market Subaccount (6/98)............  2006      1.133          1.170         56,106,472
                                                       2005      1.116          1.133         57,921,096
                                                       2004      1.121          1.116         67,262,871
                                                       2003      1.128          1.121         68,068,654
                                                       2002      1.129          1.128         68,287,116
                                                       2001      1.103          1.129         30,533,749
                                                       2000      1.053          1.103         26,353,388
                                                       1999      1.019          1.053         12,015,447
                                                       1998      1.000          1.019          1,171,857

  LMPVPIII Social Awareness Stock Subaccount (5/04)..  2006      1.117          1.187          3,360,765
                                                       2005      1.084          1.117          4,049,355
                                                       2004      1.000          1.084          3,055,613

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2006      1.128          1.306          5,577,051
                                                       2005      1.107          1.128          5,215,295
                                                       2004      1.000          1.107            329,565

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2006      1.240          1.374          2,911,819
                                                       2005      1.161          1.240          2,999,591
                                                       2004      1.000          1.161            975,498

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      2.605          2.485          3,299,642

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.581          1.670          2,151,530

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.063          1.128          1,990,654

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.158          1.237            177,946

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.519          1.677         12,752,604

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      2.325          2.389         28,718,428

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.052          1.114              6,594

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.095          1.150            960,420

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.078         40,266,815

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.229          1.216         18,754,656

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.162          1.156             42,549

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2006      1.276          1.413          1,979,896

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.223          8,899,276

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.484          1.599            377,143

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.118          1.179             28,017

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.569          1.629          3,363,666

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06).........................................  2006      1.751          1.789          1,727,327

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2006      1.287          1.325          3,405,566
                                                       2005      1.277          1.287          3,882,252
                                                       2004      1.236          1.277          3,277,375
                                                       2003      1.186          1.236          2,125,169
                                                       2002      1.103          1.186            962,726
                                                       2001      1.046          1.103              1,218
                                                       2000      1.000          1.046                 --

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2006      0.915          1.143          3,264,356
                                                       2005      0.809          0.915          2,592,729
                                                       2004      0.713          0.809          2,395,897
                                                       2003      0.556          0.713          1,071,835
                                                       2002      0.725          0.556             37,582
                                                       2001      0.935          0.725                 --
                                                       2000      1.000          0.935                 --

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2006      1.020          1.134          2,650,426
                                                       2005      0.969          1.020          2,796,737
                                                       2004      0.892          0.969          2,398,922
                                                       2003      0.705          0.892          1,201,883
                                                       2002      0.926          0.705             29,340
                                                       2001      1.000          0.926                 --

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2006      1.190          1.335          3,230,006
                                                       2005      1.124          1.190          3,793,677
                                                       2004      0.991          1.124          3,150,423
                                                       2003      0.701          0.991          2,834,102
                                                       2002      0.932          0.701            102,283
                                                       2001      0.929          0.932                343
                                                       2000      1.000          0.929                 80

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.635          0.622         26,974,032

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.377          1.434          5,969,967

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.685          1.711         19,928,589

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      2.013          2.069          8,131,076

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.000          1.061          1,958,944
                                                       2005      1.000          1.000                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.000          1.044            383,115
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.000          1.049            883,128
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.000          1.055          3,589,386
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.000          1.060          5,640,976
                                                       2005      1.000          1.000                 --

  MSF MFS< Total Return Subaccount (Class F) (4/06)..  2006      2.031          2.175         23,285,509

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.071          4,045,842

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.046          1.085         10,319,724

Neuberger Berman Equity Assets
  Neuberger Berman Guardian Subaccount (Advisor
  Class) (9/96)......................................  2006      1.429          1.429                 --
                                                       2005      1.432          1.429                 --
                                                       2004      1.257          1.432          2,804,707
                                                       2003      0.945          1.257          6,378,317
                                                       2002      1.295          0.945          6,586,699
                                                       2001      1.342          1.295          7,459,895
                                                       2000      1.394          1.342          7,590,847
                                                       1999      1.312          1.394         11,343,558
                                                       1998      1.307          1.312         10,791,904
                                                       1997      1.131          1.307          6,598,814

  Neuberger Berman Partners Subaccount (Advisor
  Class) (8/96)......................................  2006      1.896          1.896                 --
                                                       2005      1.760          1.896                 --
                                                       2004      1.502          1.760          2,135,703
                                                       2003      1.124          1.502          6,164,700
                                                       2002      1.520          1.124          6,279,840
                                                       2001      1.595          1.520          6,733,413
                                                       2000      1.615          1.595          6,648,736
                                                       1999      1.525          1.615          9,071,824
                                                       1998      1.464          1.525          8,794,930
                                                       1997      1.154          1.464          3,534,334

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.122          1.186                 --
                                                       2005      1.075          1.122          2,995,331
                                                       2004      1.000          1.075          3,898,167

PBHG Funds
  PBHG Growth Subaccount (Advisor Class) (8/96)......  2006      0.822          0.822                 --
                                                       2005      0.815          0.822                 --
                                                       2004      0.769          0.815          5,275,910
                                                       2003      0.622          0.769         21,995,069
                                                       2002      0.907          0.622         22,956,249
                                                       2001      1.407          0.907         22,903,843
                                                       2000      1.853          1.407         20,557,315
                                                       1999      0.978          1.853         22,658,535
                                                       1998      0.988          0.978         25,839,649
                                                       1997      1.037          0.988         18,802,084

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.231          1.262         10,313,946
                                                       2005      1.218          1.231         10,959,074
                                                       2004      1.176          1.218         10,453,091
                                                       2003      1.134          1.176          8,847,189
                                                       2002      1.054          1.134          4,793,231
                                                       2001      1.000          1.054            194,302

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.022          1.022                 --
                                                       2005      1.015          1.022                 --
                                                       2004      0.885          1.015            891,970
                                                       2003      0.697          0.885          1,797,419
                                                       2002      0.858          0.697            844,016
                                                       2001      1.000          0.858             90,803

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.709          1.978          8,877,921
                                                       2005      1.617          1.709          9,127,513
                                                       2004      1.298          1.617          8,149,640
                                                       2003      0.879          1.298          4,809,173
                                                       2002      1.089          0.879          2,810,440
                                                       2001      1.000          1.089            392,714

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Smith Barney Equity Funds
  SBEF Social Awareness Subaccount (Class A) (4/98)..  2006      1.156          1.156                 --
                                                       2005      1.184          1.156                 --
                                                       2004      1.115          1.184            931,695
                                                       2003      0.917          1.115          3,619,106
                                                       2002      1.097          0.917          3,185,264
                                                       2001      1.248          1.097          2,962,632
                                                       2000      1.245          1.248          2,484,507
                                                       1999      1.117          1.245          1,938,505
                                                       1998      1.000          1.117            266,464

Smith Barney Funds, Inc.
  SBF U.S. Government Securities Subaccount (9/96)...  2006      1.488          1.488                 --
                                                       2005      1.475          1.488                 --
                                                       2004      1.443          1.475          2,930,599
                                                       2003      1.426          1.443          3,414,981
                                                       2002      1.340          1.426          4,332,488
                                                       2001      1.268          1.340          5,917,791
                                                       2000      1.168          1.268          3,922,121
                                                       1999      1.186          1.168          4,692,224
                                                       1998      1.133          1.186          3,549,926
                                                       1997      1.047          1.133            968,687

Smith Barney Investments Funds Inc.
  LMPIF Small Cap Value Subaccount (Class A) (5/01)..  2006      1.690          1.858          2,152,662
                                                       2005      1.606          1.690          2,379,898
                                                       2004      1.347          1.606          2,444,466
                                                       2003      0.993          1.347          1,645,223
                                                       2002      1.082          0.993            773,364
                                                       2001      1.000          1.082                417

The Dreyfus/Laurel Funds, Inc.
  Dreyfus Disciplined Stock Subaccount (7/98)........  2006      0.950          0.950                 --
                                                       2005      0.936          0.950                 --
                                                       2004      0.880          0.936          3,877,639
                                                       2003      0.723          0.880          5,227,269
                                                       2002      0.951          0.723          4,519,118
                                                       2001      1.111          0.951          4,042,014
                                                       2000      1.240          1.111          2,960,752
                                                       1999      1.063          1.240          1,370,168
                                                       1998      1.000          1.063            115,757

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.153          1.229                 --
                                                       2005      1.074          1.153         23,814,110
                                                       2004      1.000          1.074         22,907,017

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.027          1.095                 --
                                                       2005      1.036          1.027            304,578
                                                       2004      1.000          1.036            171,110

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.383          2.605                 --
                                                       2005      2.147          2.383          3,951,037
                                                       2004      1.868          2.147          4,275,658
                                                       2003      1.415          1.868          3,989,779
                                                       2002      1.673          1.415          2,506,806
                                                       2001      1.766          1.673          1,264,713
                                                       2000      1.534          1.766            335,858
                                                       1999      1.370          1.534            106,494
                                                       1998      1.000          1.370                 --

  Travelers Equity Income Subaccount (10/96).........  2006      1.914          2.013                 --
                                                       2005      1.856          1.914         10,972,268
                                                       2004      1.711          1.856         12,443,841
                                                       2003      1.321          1.711         11,895,464
                                                       2002      1.556          1.321         10,863,035
                                                       2001      1.688          1.556         10,396,027
                                                       2000      1.566          1.688          9,088,446
                                                       1999      1.513          1.566          9,885,889
                                                       1998      1.364          1.513          7,262,826
                                                       1997      1.046          1.364          2,527,544

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.540          1.581                 --
                                                       2005      1.522          1.540          2,050,790
                                                       2004      1.397          1.522          2,247,636
                                                       2003      1.156          1.397          2,294,040
                                                       2002      1.129          1.156          1,952,503
                                                       2001      1.122          1.129          1,638,782
                                                       2000      1.238          1.122          1,552,498
                                                       1999      1.216          1.238          1,875,124
                                                       1998      1.177          1.216          1,616,128
                                                       1997      1.033          1.177            442,913

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Federated Stock Subaccount (11/96).......  2006      1.311          1.311                 --
                                                       2005      1.311          1.311                 --
                                                       2004      1.311          1.311                 --
                                                       2003      1.311          1.311                 --
                                                       2002      1.650          1.311                 --
                                                       2001      1.644          1.650          1,577,232
                                                       2000      1.605          1.644          1,435,464
                                                       1999      1.544          1.605          2,400,066
                                                       1998      1.327          1.544          1,674,655
                                                       1997      1.012          1.327            515,989

  Travelers Large Cap Subaccount (9/96)..............  2006      1.633          1.685                 --
                                                       2005      1.522          1.633         13,723,565
                                                       2004      1.448          1.522         16,400,665
                                                       2003      1.176          1.448          7,013,579
                                                       2002      1.544          1.176          6,917,607
                                                       2001      1.892          1.544          7,163,479
                                                       2000      2.241          1.892          6,391,942
                                                       1999      1.756          2.241          6,454,293
                                                       1998      1.312          1.756          2,127,944
                                                       1997      1.076          1.312            517,092

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.001          1.063                 --
                                                       2005      0.905          1.001          2,421,732
                                                       2004      0.791          0.905          1,745,962
                                                       2003      0.661          0.791          1,571,917
                                                       2002      0.895          0.661          1,297,549
                                                       2001      1.169          0.895            987,649
                                                       2000      1.254          1.169            364,976
                                                       1999      1.027          1.254             67,569
                                                       1998      1.000          1.027              6,641

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.600          0.635                 --
                                                       2005      0.590          0.600         33,812,297
                                                       2004      0.524          0.590          3,093,889
                                                       2003      0.387          0.524          2,531,702
                                                       2002      0.766          0.387            878,342
                                                       2001      1.000          0.766            283,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      1.965          2.031                 --
                                                       2005      1.934          1.965         28,235,691
                                                       2004      1.758          1.934         29,614,993
                                                       2003      1.528          1.758         30,142,452
                                                       2002      1.634          1.528         27,261,930
                                                       2001      1.655          1.634         25,873,312
                                                       2000      1.438          1.655         20,937,284
                                                       1999      1.419          1.438         25,595,206
                                                       1998      1.287          1.419         20,752,382
                                                       1997      1.076          1.287          9,739,367

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                 --
                                                       2005      1.123          1.180            864,629
                                                       2004      1.000          1.123            260,500

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.321          1.519                 --
                                                       2005      1.222          1.321         13,209,353
                                                       2004      1.069          1.222         14,800,986
                                                       2003      0.842          1.069          7,916,601
                                                       2002      0.980          0.842          7,350,273
                                                       2001      1.346          0.980          7,215,621
                                                       2000      1.539          1.346          5,799,376
                                                       1999      1.281          1.539          5,550,017
                                                       1998      1.152          1.281          3,257,159
                                                       1997      1.077          1.152            891,463

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                 --
                                                       2005      1.336          1.397            148,629
                                                       2004      1.218          1.336            116,876
                                                       2003      1.000          1.218             27,962

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.552          1.569                 --
                                                       2005      1.517          1.552          3,067,805
                                                       2004      1.385          1.517          1,594,867
                                                       2003      1.174          1.385          1,209,653
                                                       2002      1.123          1.174          1,092,540
                                                       2001      1.092          1.123          4,344,181
                                                       2000      1.110          1.092          4,004,979
                                                       1999      1.112          1.110          4,879,638
                                                       1998      1.119          1.112          4,470,436
                                                       1997      1.053          1.119          2,026,456

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Quality Bond Subaccount (7/97)...........  2006      1.389          1.377                 --
                                                       2005      1.384          1.389          7,481,341
                                                       2004      1.358          1.384          8,262,855
                                                       2003      1.285          1.358          9,739,998
                                                       2002      1.231          1.285         10,534,021
                                                       2001      1.164          1.231          4,317,284
                                                       2000      1.102          1.164          2,195,717
                                                       1999      1.105          1.102          2,142,107
                                                       1998      1.031          1.105            772,497
                                                       1997      1.000          1.031            166,742

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.620          1.692                 --
                                                       2005      1.609          1.620         10,796,465
                                                       2004      1.478          1.609         13,166,495
                                                       2003      1.130          1.478         14,831,433
                                                       2002      1.724          1.130         14,901,798
                                                       2001      2.015          1.724         14,930,422
                                                       2000      2.497          2.015         13,487,672
                                                       1999      1.912          2.497         13,528,900
                                                       1998      1.502          1.912          8,581,291
                                                       1997      1.179          1.502          3,124,489

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.084          1.046                 --
                                                       2005      1.053          1.084         13,518,079
                                                       2004      1.000          1.053          6,214,298

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2006      1.492          1.709          2,280,050
                                                       2005      1.452          1.492          2,172,690
                                                       2004      1.253          1.452            909,988
                                                       2003      1.000          1.253            296,605

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2006      0.810          0.810                 --
                                                       2005      0.803          0.810                 --
                                                       2004      0.784          0.803            210,094
                                                       2003      0.632          0.784            695,515
                                                       2002      0.909          0.632             98,698
                                                       2001      1.000          0.909              7,557

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2006      0.761          0.771          1,289,357
                                                       2005      0.716          0.761          1,410,013
                                                       2004      0.679          0.716          1,414,002
                                                       2003      0.542          0.679          1,153,763
                                                       2002      0.815          0.542            702,896
                                                       2001      1.000          0.815            247,162

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2006      1.381          1.519         10,457,630
                                                       2005      1.199          1.381          7,904,103
                                                       2004      1.055          1.199          5,195,149
                                                       2003      0.834          1.055          2,525,530
                                                       2002      0.934          0.834          1,087,642
                                                       2001      1.000          0.934            105,479

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.788          1.983         13,786,295
                                                       2005      1.534          1.788         12,661,665
                                                       2004      1.247          1.534          8,927,974
                                                       2003      0.914          1.247          4,217,571
                                                       2002      1.029          0.914          1,455,893
                                                       2001      1.000          1.029             52,373






The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.



Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.



Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.



If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.



Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix for more information on Variable Funding Option name changes, mergers and substitutions.



Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust -- MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.



Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Manager U.S. Government Portfolio-Class A and is no longer available as a funding option.



Effective on or about 05/01/06 Oppenheimer Variable Account Funds -- Oppenheimer Main Street Fund/VA-Service Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.



Effective on or about 05/01/06 Franklin Templeton Variable Insurance Products Trust -- Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.



Effective on or about 05/01/06, AllianceBernstein Variable Products Series Fund, Inc-AllianceBernstein Large Cap Growth Portfolio-Class B was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.



Effective on or about 05/01/06 Janus Aspen Series-Janus Aspen Series Growth and Income Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.



Effective on or about 05/01/06, Delaware VIP Trust-Delaware VIP REIT Series Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio-Class A and is no longer available as a funding option.



Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by the Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

ANNUAL REPORT
December 31, 2006

                       MetLife of CT Separate Account QPN
                             for Variable Annuities
                                       of
                    MetLife Insurance Company of Connecticut

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
MetLife of CT Separate Account QPN for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statement of assets and liabilities of the Subaccounts (as disclosed in Appendix A) comprising MetLife of CT Separate Account QPN for Variable Annuities (formerly, The Travelers Separate Account QPN for Variable Annuities) (the "Separate Account") of MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company) ("MICC") as of December 31, 2006, the related statement of operations for the period in the year then ended, and the statements of changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in footnote 5 for the periods in the three years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts comprising the Separate Account of MICC as of December 31, 2006, the results of their operations for the period in the year then ended, and the changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida
March 19, 2007

                                   APPENDIX A

AllianceBernstein Growth and Income Subaccount (Class B) AllianceBernstein Large-Cap Growth Subaccount (Class B)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Capital Appreciation Fund
Delaware VIP REIT Subaccount (Standard Class)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Mutual Shares Securities Subaccount (Class 2)
FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
High Yield Bond Trust
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Growth and Income Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Lazard Retirement Small Cap Subaccount
LMPIF Investment Grade Bond Subaccount (Class A)
LMPIF Small Cap Value Subaccount (Class A)
LMPIS Growth and Income Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPIT S&P 500 Index Subaccount (Class A)
LMPVPI All Cap Subaccount (Class I)
LMPVPI Global High Yield Bond Subaccount (Class I)
LMPVPI Investors Subaccount (Class I)
LMPVPI Total Return Subaccount (Class I)
LMPVPII Appreciation Subaccount
LMPVPII Diversified Strategic Income Subaccount
LMPVPII Equity Index Subaccount (Class II)
LMPVPIII Adjustable Rate Income Subaccount
LMPVPIII Aggressive Growth Subaccount
LMPVPIII Large Cap Growth Subaccount
LMPVPIII Money Market Subaccount
LMPVPIII Social Awareness Stock Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
Managed Assets Trust
MetLife Investment Diversified Bond Subaccount (Class I)
MetLife Investment International Stock Subaccount (Class I)
MetLife Investment Large Company Stock Subaccount (Class I)
MetLife Investment Small Company Stock Subaccount (Class I)
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Capital Appreciation Subaccount (Class A)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS(R)Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS(R)Total Return Subaccount (Class F)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
MSF Western Asset Management U.S. Government Subaccount (Class A) Oppenheimer Main Street/VA Subaccount ( Service Shares)
PIMCO VIT Real Return Subaccount (Administrative Class)
PIMCO VIT Total Return Subaccount (Administrative Class)
Putnam VT Small Cap Value Subaccount (Class IB)
Templeton Growth Fund Subaccount (Class A)
Travelers AIM Capital Appreciation Subaccount
Travelers Convertible Securities Subaccount
Travelers Disciplined Mid Cap Stock Subaccount
Travelers Equity Income Subaccount
Travelers Federated High Yield Subaccount
Travelers Large Cap Subaccount
Travelers Managed Allocation Series: Aggressive Subaccount
Travelers Managed Allocation Series: Conservative Subaccount Travelers Managed Allocation Series: Moderate Subaccount
Travelers Managed Allocation Series: Moderate-Aggressive Subaccount Travelers Managed Allocation Series: Moderate-Conservative Subaccount Travelers Mercury Large Cap Core Subaccount
Travelers MFS(R)Mid Cap Growth Subaccount
Travelers MFS(R)Total Return Subaccount
Travelers MFS(R)Value Subaccount
Travelers Mondrian International Stock Subaccount
Travelers Pioneer Fund Subaccount
Travelers Pioneer Mid Cap Value Subaccount
Travelers Pioneer Strategic Income Subaccount
Travelers Quality Bond Subaccount
Travelers Strategic Equity Subaccount
Travelers Style Focus Series: Small Cap Growth Subaccount
Travelers Style Focus Series: Small Cap Value Subaccount
Travelers U.S. Government Securities Subaccount
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class II)
VIP Contrafund(R)Subaccount (Service Class 2)
VIP Mid Cap Subaccount (Service Class 2)

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                December 31, 2006

                                                               American Funds           American            American Funds
                                         Templeton Growth      Global Growth          Funds Growth           Growth-Income
                                         Fund Subaccount         Subaccount            Subaccount             Subaccount
                                             (Class A)            (Class 2)             (Class 2)              (Class 2)
                                         ---------------       ---------------       ---------------       ---------------
Assets:
  Investments at market value ....       $   169,744,727       $    22,192,483       $    54,078,687       $    34,508,188
                                         ---------------       ---------------       ---------------       ---------------
      Total Assets ...............           169,744,727            22,192,483            54,078,687            34,508,188
                                         ---------------       ---------------       ---------------       ---------------
Liabilities:
  Payables:
    Insurance charges ............                10,817                 1,380                 3,372                 2,059
  Due to MetLife Insurance Company
    of Connecticut ...............                92,696                 7,148                39,553                11,089
                                         ---------------       ---------------       ---------------       ---------------
      Total Liabilities ..........               103,513                 8,528                42,925                13,148
                                         ---------------       ---------------       ---------------       ---------------
Net Assets:                              $   169,641,214       $    22,183,955       $    54,035,762       $    34,495,040
                                         ===============       ===============       ===============       ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                             VIF TVIPT              FTVIPT
                                                                                              Franklin            Templeton
                                               Dreyfus VIF           Dreyfus VIF            Small-Mid Cap     Developing Markets
                                               Appreciation      Developing Leaders      Growth Securities        Securities
                                                Subaccount           Subaccount              Subaccount           Subaccount
                                             (Initial Shares)     (Initial Shares)            (Class 2)            (Class 2)
                                              --------------        --------------        --------------        --------------
Assets:
  Investments at market value .........       $   40,910,332        $   74,764,727        $    8,884,267        $   35,637,819
                                              --------------        --------------        --------------        --------------
      Total Assets ....................           40,910,332            74,764,727             8,884,267            35,637,819
                                              --------------        --------------        --------------        --------------
Liabilities:
  Payables:
    Insurance charges .................                2,630                 4,725                   529                 2,253
  Due to MetLife Insurance Company
    of Connecticut ....................                8,640                48,520                 7,599                27,093
                                              --------------        --------------        --------------        --------------
      Total Liabilities ...............               11,270                53,245                 8,128                29,346
                                              --------------        --------------        --------------        --------------
Net Assets:                                   $   40,899,062        $   74,711,482        $    8,876,139        $   35,608,473
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

      FTVIPT
    Templeton             Janus Aspen           Janus Aspen           Janus Aspen       LMPIF Investment            LMPIS
Foreign Securities   Global Life Sciences     Global Technology      Mid Cap Growth        Grade Bond             Growth and
    Subaccount            Subaccount             Subaccount            Subaccount          Subaccount               Income
     (Class 2)         (Service Shares)       (Service Shares)      (Service Shares)        (Class A)             Subaccount
  --------------        --------------        --------------        --------------        --------------        --------------

  $   23,410,099        $    4,560,159        $    4,040,888        $   29,548,609        $   35,543,158        $    1,941,563
  --------------        --------------        --------------        --------------        --------------        --------------
      23,410,099             4,560,159             4,040,888            29,548,609            35,543,158             1,941,563
  --------------        --------------        --------------        --------------        --------------        --------------


           1,486                   300                   266                 1,949                 2,299                   125

           5,432                 5,401                 5,420                23,908                10,065                    68
  --------------        --------------        --------------        --------------        --------------        --------------
           6,918                 5,701                 5,686                25,857                12,364                   193
  --------------        --------------        --------------        --------------        --------------        --------------
  $   23,403,181        $    4,554,458        $    4,035,202        $   29,522,752        $   35,530,794        $    1,941,370
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                    LMPIS                LMPIT                LMPVPV               LMPVPI
                                              Premier Selections     S&P 500 Index       Small Cap Growth          All Cap
                                                All Cap Growth         Subaccount         Opportunities          Subaccount
                                                  Subaccount            (Class A)           Subaccount            (Class I)
                                              --------------        --------------        --------------        --------------
Assets:
  Investments at market value .........       $   17,395,256        $   57,492,315        $   10,706,665        $   37,672,390
                                              --------------        --------------        --------------        --------------
      Total Assets ....................           17,395,256            57,492,315            10,706,665            37,672,390
                                              --------------        --------------        --------------        --------------
Liabilities:
  Payables:
    Insurance charges .................                1,144                 3,586                   670                 2,441
  Due to MetLife Insurance Company
    of Connecticut ....................                   36                46,956                 2,536                 5,322
                                              --------------        --------------        --------------        --------------
      Total Liabilities ...............                1,180                50,542                 3,206                 7,763
                                              --------------        --------------        --------------        --------------
Net Assets:                                   $   17,394,076        $   57,441,773        $   10,703,459        $   37,664,627
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

  LMPVPI Global            LMPVPI                 LMPVPI                                      LMPVPII               LMPVPII
 High Yield Bond         Investors             Total Return            LMPVPII             Diversified           Equity Index
   Subaccount            Subaccount             Subaccount           Appreciation        Strategic Income         Subaccount
    (Class I)             (Class I)              (Class I)            Subaccount            Subaccount            (Class II)
  --------------        --------------        --------------        --------------        --------------        --------------

  $   23,990,599        $   58,859,623        $   30,245,239        $   70,903,730        $    6,001,309        $   65,453,176
  --------------        --------------        --------------        --------------        --------------        --------------
      23,990,599            58,859,623            30,245,239            70,903,730             6,001,309            65,453,176
  --------------        --------------        --------------        --------------        --------------        --------------


           1,444                 3,804                 1,980                 4,741                   390                 4,067

          21,986                28,991                 3,100                18,024                   874                18,663
  --------------        --------------        --------------        --------------        --------------        --------------
          23,430                32,795                 5,080                22,765                 1,264                22,730
  --------------        --------------        --------------        --------------        --------------        --------------
  $   23,967,169        $   58,826,828        $   30,240,159        $   70,880,965        $    6,000,045        $   65,430,446
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                 LMPVPIII
                                              Adjustable Rate             LMPVPIII            LMPVPIII            LMPVPII
                                                  Income             Aggressive Growth    Large Cap Growth     Money Market
                                                Subaccount               Subaccount          Subaccount         Subaccount
                                              --------------        --------------        --------------        --------------
Assets:
  Investments at market value .........       $    1,707,801        $  147,528,528        $   34,563,041        $  217,612,005
                                              --------------        --------------        --------------        --------------
      Total Assets ....................            1,707,801           147,528,528            34,563,041           217,612,005
                                              --------------        --------------        --------------        --------------
Liabilities:
  Payables:
    Insurance charges .................                  102                 9,731                 2,229                13,534
  Due to MetLife Insurance Company
    of Connecticut ....................                  297                15,531                17,105                59,778
                                              --------------        --------------        --------------        --------------
      Total Liabilities ...............                  399                25,262                19,334                73,312
                                              --------------        --------------        --------------        --------------
Net Assets:                                   $    1,707,402        $  147,503,266        $   34,543,707        $  217,538,693
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

     LMPVPIII            Lord Abbett             Lord Abbett      MIST Batterymarch      MIST BlackRock         MIST BlackRock
 Social Awareness      Growth and Income        Mid-Cap Value      Mid-Cap Stock           High Yield           Large-Cap Core
       Stock              Subaccount             Subaccount          Subaccount            Subaccount             Subaccount
    Subaccount            (Class VC)             (Class VC)           (Class A)             (Class A)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $    9,645,212        $   22,125,651        $   13,178,133        $   23,913,230        $    9,208,521        $    7,050,731
  --------------        --------------        --------------        --------------        --------------        --------------
       9,645,212            22,125,651            13,178,133            23,913,230             9,208,521             7,050,731
  --------------        --------------        --------------        --------------        --------------        --------------


             647                 1,384                   825                 1,572                   597                   456

           1,710                19,333                 3,798                 7,716                 1,171                 2,996
  --------------        --------------        --------------        --------------        --------------        --------------
           2,357                20,717                 4,623                 9,288                 1,768                 3,452
  --------------        --------------        --------------        --------------        --------------        --------------
  $    9,642,855        $   22,104,934        $   13,173,510        $   23,903,942        $    9,206,753        $    7,047,279
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                        MIST                   MIST                  MIST
                                                MIST Dreman        Harris Oakmark         Janus Capital           Legg Mason
                                             Small-Cap Value        International          Appreciation        Partners Managed
                                                Subaccount           Subaccount             Subaccount         Assets Subaccount
                                                 (Class A)            (Class A)              (Class A)             (Class A)
                                              --------------        --------------        --------------        --------------
Assets:
  Investments at market value .........       $      681,719        $   62,707,694        $  188,294,414        $      106,183
                                              --------------        --------------        --------------        --------------
      Total Assets ....................              681,719            62,707,694           188,294,414               106,183
                                              --------------        --------------        --------------        --------------
Liabilities:
  Payables:
    Insurance charges .................                   33                 3,759                12,027                     5
  Due to MetLife Insurance Company
    of Connecticut ....................                  145                37,425                87,606                   123
                                              --------------        --------------        --------------        --------------
      Total Liabilities ...............                  178                41,184                99,633                   128
                                              --------------        --------------        --------------        --------------
Net Assets:                                   $      681,541        $   62,666,510        $  188,194,781        $      106,055
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

      MIST                 MIST                    MIST                                                              MIST
   Lord Abbett          Lord Abbett           Met/AIM Capital        MIST Met/AIM              MIST            Neuberger Berman
 Bond Debenture      Growth and Income         Appreciation        Small Cap Growth        MFS(R) Value          Real Estate
   Subaccount           Subaccount              Subaccount            Subaccount            Subaccount            Subaccount
    (Class A)            (Class B)               (Class A)             (Class A)             (Class A)             (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $    3,293,566        $  130,137,578        $   66,044,373        $      337,229        $   10,600,324        $   31,764,940
  --------------        --------------        --------------        --------------        --------------        --------------
       3,293,566           130,137,578            66,044,373               337,229            10,600,324            31,764,940
  --------------        --------------        --------------        --------------        --------------        --------------


             213                 8,076                 4,311                    18                   642                 1,998

           1,029                42,012                25,070                   998                 4,227                12,673
  --------------        --------------        --------------        --------------        --------------        --------------
           1,242                50,088                29,381                 1,016                 4,869                14,671
  --------------        --------------        --------------        --------------        --------------        --------------
  $    3,292,324        $  130,087,490        $   66,014,992        $      336,213        $   10,595,455        $   31,750,269
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                                                    MIST
                                                  MIST               MIST Pioneer         MIST Pioneer           Third Avenue
                                              Pioneer Fund           Mid-Cap Value      Strategic Income        Small Cap Value
                                               Subaccount             Subaccount           Subaccount             Subaccount
                                                (Class A)              (Class A)            (Class A)              (Class B)
                                              --------------        --------------        --------------        --------------
Assets:
  Investments at market value .........       $    1,784,334        $      144,845        $   15,578,946        $   10,570,437
                                              --------------        --------------        --------------        --------------
      Total Assets ....................            1,784,334               144,845            15,578,946            10,570,437
                                              --------------        --------------        --------------        --------------
Liabilities:
  Payables:
    Insurance charges .................                  114                     7                   962                   625
  Due to MetLife Insurance Company
    of Connecticut ....................                  155                     1                    --                 5,491
                                              --------------        --------------        --------------        --------------
    Total Liabilities .................                  269                     8                   962                 6,116
                                              --------------        --------------        --------------        --------------
Net Assets:                                   $    1,784,065        $      144,837        $   15,577,984        $   10,564,321
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

      MetLife               MetLife               MetLife              MetLife
    Investment            Investment            Investment           Investment           MSF BlackRock          MSF BlackRock
 Diversified Bond     International Stock      Large Company        Small Company       Aggressive Growth         Bond Income
    Subaccount            Subaccount         Stock Subaccount     Stock Subaccount         Subaccount             Subaccount
     (Class I)             (Class I)             (Class I)            (Class I)             (Class D)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $   18,420,118        $   15,563,197        $   12,772,599        $   16,256,575        $   43,701,451        $   27,077,782
  --------------        --------------        --------------        --------------        --------------        --------------
      18,420,118            15,563,197            12,772,599            16,256,575            43,701,451            27,077,782
  --------------        --------------        --------------        --------------        --------------        --------------


           1,210                 1,018                   839                 1,097                 2,816                 1,663

           1,421                 1,090                   250                 1,285                12,620                15,052
  --------------        --------------        --------------        --------------        --------------        --------------
           2,631                 2,108                 1,089                 2,382                15,436                16,715
  --------------        --------------        --------------        --------------        --------------        --------------
  $   18,417,487        $   15,561,089        $   12,771,510        $   16,254,193        $   43,686,015        $   27,061,067
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                            MSF MetLife          MSF MetLife
                                                 MSF FI                MSF FI               Aggressive          Conservative
                                                Large Cap           Value Leaders           Allocation           Allocation
                                               Subaccount            Subaccount             Subaccount           Subaccount
                                                (Class A)             (Class D)              (Class B)            (Class B)
                                              --------------        --------------        --------------        --------------
Assets:
  Investments at market value .........       $   87,451,370        $   50,738,075        $    3,997,921        $    1,414,576
                                              --------------        --------------        --------------        --------------
      Total Assets ....................           87,451,370            50,738,075             3,997,921             1,414,576
                                              --------------        --------------        --------------        --------------
Liabilities:
  Payables:
    Insurance charges .................                5,582                 3,083                   252                    89
  Due to MetLife Insurance Company
    of Connecticut ....................               11,518                10,869                 2,943                   614
                                              --------------        --------------        --------------        --------------
      Total Liabilities ...............               17,100                13,952                 3,195                   703
                                              --------------        --------------        --------------        --------------
Net Assets:                                   $   87,434,270        $   50,724,123        $    3,994,726        $    1,413,873
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

    MSF MetLife                                  MSF MetLife                                                      MSF Western
  Conservative to         MSF MetLife           Moderate to           MSF MFS(R)       MSF T. Rowe Price      Asset Management
Moderate Allocation   Moderate Allocation   Aggressive Allocation   Total Return        Large Cap Growth        High Yield Bond
    Subaccount            Subaccount             Subaccount          Subaccount            Subaccount             Subaccount
     (Class B)             (Class B)              (Class B)           (Class F)             (Class B)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $    3,609,524        $   11,899,070        $   14,429,976        $  151,710,923        $   13,837,599        $      890,326
  --------------        --------------        --------------        --------------        --------------        --------------
       3,609,524            11,899,070            14,429,976           151,710,923            13,837,599               890,326
  --------------        --------------        --------------        --------------        --------------        --------------


             221                   739                   939                 9,554                   889                    46

           4,964                12,544                19,042                51,450                 4,426                 5,941
  --------------        --------------        --------------        --------------        --------------        --------------
           5,185                13,283                19,981                61,004                 5,315                 5,987
  --------------        --------------        --------------        --------------        --------------        --------------
  $    3,604,339        $   11,885,787        $   14,409,995        $  151,649,919        $   13,832,284        $      884,339
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                           MSF Western             PIMCO VIT            PIMCO VIT
                                        Asset Management          Real Return         Total Return            Putnam VT
                                         U.S. Government          Subaccount           Subaccount          Small Cap Value
                                           Subaccount          (Administrative       (Administrative         Subaccount
                                            (Class A)               Class)               Class)              (Class IB)
                                         ---------------       ---------------       ---------------       ---------------
Assets:
  Investments at market value ....       $    33,990,996       $       684,622       $    50,653,753       $    54,175,210
                                         ---------------       ---------------       ---------------       ---------------
      Total Assets ...............            33,990,996               684,622            50,653,753            54,175,210
                                         ---------------       ---------------       ---------------       ---------------
Liabilities:
  Payables:
    Insurance charges ............                 1,856                    33                 3,001                 3,293
  Due to MetLife Insurance Company
    of Connecticut ...............                44,722                 1,241                22,205                35,532
                                         ---------------       ---------------       ---------------       ---------------
      Total Liabilities ..........                46,578                 1,274                25,206                38,825
                                         ---------------       ---------------       ---------------       ---------------
Net Assets:                              $    33,944,418       $       683,348       $    50,628,547       $    54,136,385
                                         ===============       ===============       ===============       ===============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Concluded)
                                December 31, 2006

      LMPIF              Van Kampen          Van Kampen LIT
 Small Cap Value        LIT Comstock        Strategic Growth      VIP Contrafund(R)        VIP Mid Cap
   Subaccount            Subaccount            Subaccount            Subaccount            Subaccount
    (Class A)            (Class II)            (Class II)         (Service Class 2)     (Service Class 2)
 ---------------       ---------------       ---------------       ---------------       ---------------

 $    14,284,179       $    11,995,402       $     4,031,316       $    51,921,868       $    84,230,160
 ---------------       ---------------       ---------------       ---------------       ---------------
      14,284,179            11,995,402             4,031,316            51,921,868            84,230,160
 ---------------       ---------------       ---------------       ---------------       ---------------


             917                   759                   254                 3,225                 5,179

           1,442                 6,030                   541                49,939                53,073
 ---------------       ---------------       ---------------       ---------------       ---------------
           2,359                 6,789                   795                53,164                58,252
 ---------------       ---------------       ---------------       ---------------       ---------------
 $    14,281,820       $    11,988,613       $     4,030,521       $    51,868,704       $    84,171,908
 ===============       ===============       ===============       ===============       ===============

   The accompanying notes are an integral part of these financial statements.

                     [This page is intentionally left blank]

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      For the year ended December 31, 2006

                                                  Templeton       AllianceBernstein     AllianceBernstein      American Funds
                                                Growth Fund       Growth and Income     Large-Cap Growth        Global Growth
                                                 Subaccount          Subaccount            Subaccount            Subaccount
                                                  (Class A)           (Class B)             (Class B)             (Class 2)
                                              --------------       --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $    3,103,403       $           --        $           --        $      138,936
                                              --------------       --------------        --------------        --------------
Expenses:
  Insurance charges ...................            1,883,548              439,728                16,919               186,604
                                              --------------       --------------        --------------        --------------
    Net investment income (loss) ......            1,219,855             (439,728)              (16,919)              (47,668)
                                              --------------       --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........           10,657,157                   --                    --                    --
    Realized gain (loss) on sale of
      investments .....................            5,261,213           14,092,024               727,848               222,781
                                              --------------       --------------        --------------        --------------
      Realized gain (loss) ............           15,918,370           14,092,024               727,848               222,781
                                              --------------       --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................           13,190,180           (8,224,279)             (746,248)            2,769,778
                                              --------------       --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $   30,328,405       $    5,428,017        $      (35,319)       $    2,944,891
                                              ==============       ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               American Funds       American Funds                                Delaware
                                                   Growth            Growth-Income            Capital             VIP REIT
                                                 Subaccount           Subaccount           Appreciation          Subaccount
                                                  (Class 2)            (Class 2)               Fund           (Standard Class)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $      397,349        $      489,047        $           --        $      406,353
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              486,442               303,213               866,644                75,968
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......              (89,093)              185,834              (866,644)              330,385
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........              261,848               639,867             8,114,496             1,354,852
    Realized gain (loss) on sale of
      investments .....................              367,400               202,665             5,582,291             1,553,802
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............              629,248               842,532            13,696,787             2,908,654
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................            3,331,910             2,739,608           (14,938,179)           (1,693,742)
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $    3,872,065        $    3,767,974        $   (2,108,036)       $    1,545,297
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                              FTVIPT Franklin           FTVIPT         FTVIPT Templeton
   Dreyfus VIF           Dreyfus VIF           Small-Mid Cap         Mutual Shares    Developing Markets      FTVIPT Templeton
  Appreciation       Developing Leaders      Growth Securities        Securities          Securities         Foreign Securities
   Subaccount            Subaccount             Subaccount            Subaccount          Subaccount             Subaccount
(Initial Shares)      (Initial Shares)           (Class 2)             (Class 2)           (Class 2)              (Class 2)
  --------------        --------------        --------------        --------------        --------------        --------------

  $      689,435        $      346,544        $           --        $           --        $      339,009        $      242,203
  --------------        --------------        --------------        --------------        --------------        --------------

         497,286               961,214                98,125                32,265               342,174               227,129
  --------------        --------------        --------------        --------------        --------------        --------------
         192,149              (614,670)              (98,125)              (32,265)               (3,165)               15,074
  --------------        --------------        --------------        --------------        --------------        --------------


              --             7,166,523                    --                    --                    --                    --

       1,321,208             1,662,219               370,315             1,620,213               907,911               451,849
  --------------        --------------        --------------        --------------        --------------        --------------
       1,321,208             8,828,742               370,315             1,620,213               907,911               451,849
  --------------        --------------        --------------        --------------        --------------        --------------

       4,430,629            (6,249,095)              366,334              (955,317)            5,482,222             3,179,625
  --------------        --------------        --------------        --------------        --------------        --------------

  $    5,943,986        $    1,964,977        $      638,524        $      632,631        $    6,386,968        $    3,646,548
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                                                  Janus Aspen
                                                                     Janus Aspen             Janus Aspen            Growth
                                                                 Global Life Sciences     Global Technology       and Income
                                               High Yield Bond        Subaccount             Subaccount           Subaccount
                                                    Trust          (Service Shares)       (Service Shares)     (Service Shares)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $       21,056        $           --        $           --        $           --
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................                  599                64,246                49,637                32,686
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......               20,457               (64,246)              (49,637)              (32,686)
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........                1,679                    --                    --                    --
    Realized gain (loss) on sale of
      investments .....................              (18,455)              366,646                33,322             1,935,459
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............              (16,776)              366,646                33,322             1,935,459
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................                 (229)              (24,660)              245,131            (1,330,169)
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $        3,452        $      277,740        $      228,816        $      572,604
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                   LMPIF
    Janus Aspen            Lazard               Investment                                    LMPIS                  LMPIT
  Mid Cap Growth         Retirement             Grade Bond          LMPIS Growth       Premier Selections        S&P 500 Index
    Subaccount            Small Cap             Subaccount           and Income          All Cap Growth           Subaccount
 (Service Shares)        Subaccount              (Class A)           Subaccount            Subaccount              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $           --        $           --        $    2,023,311        $       14,608        $           --        $      751,815
  --------------        --------------        --------------        --------------        --------------        --------------

         365,223                74,185               465,033                22,091               231,154               661,445
  --------------        --------------        --------------        --------------        --------------        --------------
        (365,223)              (74,185)            1,558,278                (7,483)             (231,154)               90,370
  --------------        --------------        --------------        --------------        --------------        --------------


              --               713,144                    --                   635               563,894                    --

       1,385,406               491,756              (541,137)               68,659               842,018             1,454,683
  --------------        --------------        --------------        --------------        --------------        --------------
       1,385,406             1,204,900              (541,137)               69,294             1,405,912             1,454,683
  --------------        --------------        --------------        --------------        --------------        --------------

       2,332,200              (199,254)             (500,518)              135,485               (44,434)            6,036,129
  --------------        --------------        --------------        --------------        --------------        --------------

  $    3,352,383        $      931,461        $      516,623        $      197,296        $    1,130,324        $    7,581,182
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                              LMPVPI
                                                 LMPVPV               LMPVPI                  Global               LMPVPI
                                            Small Cap Growth          All Cap             High Yield Bond         Investors
                                              Opportunities         Subaccount              Subaccount           Subaccount
                                               Subaccount            (Class I)               (Class I)            (Class I)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $           --        $      486,937        $    1,365,085        $      914,443
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              125,033               440,844               263,961               695,344
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......             (125,033)               46,093             1,101,124               219,099
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........              714,368             1,319,357               136,490             1,310,656
    Realized gain (loss) on sale of
      investments .....................              265,628             1,495,893               305,490             2,862,577
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............              979,996             2,815,250               441,980             4,173,233
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................               85,150             2,905,151               629,275             4,852,509
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $      940,113        $    5,766,494        $    2,172,379        $    9,244,841
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

    LMPVPI                                       LMPVPII               LMPVPII              LMPVPIII               LMPVPIII
 Total Return             LMPVPII              Diversified          Equity Index         Adjustable Rate          Aggressive
  Subaccount           Appreciation         Strategic Income         Subaccount              Income                 Growth
   (Class I)            Subaccount             Subaccount            (Class II)            Subaccount             Subaccount
  --------------        --------------        --------------        --------------        --------------        --------------

  $      619,672        $      757,038        $      359,387        $      845,464        $       77,120        $           --
  --------------        --------------        --------------        --------------        --------------        --------------

         387,424               865,419                76,842               752,752                16,442             1,909,884
  --------------        --------------        --------------        --------------        --------------        --------------
         232,248              (108,381)              282,545                92,712                60,678            (1,909,884)
  --------------        --------------        --------------        --------------        --------------        --------------


         540,710             1,989,272                    --               795,876                    --               158,772

       1,235,292             1,755,563               (43,402)            2,161,189                 3,117             8,408,127
  --------------        --------------        --------------        --------------        --------------        --------------
       1,776,002             3,744,835               (43,402)            2,957,065                 3,117             8,566,899
  --------------        --------------        --------------        --------------        --------------        --------------

       1,390,370             5,282,988                12,157             5,452,209               (20,202)            4,887,597
  --------------        --------------        --------------        --------------        --------------        --------------

  $    3,398,620        $    8,919,442        $      251,300        $    8,501,986        $       43,593        $   11,544,612
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                                                 Lord Abbett
                                                                                           LMPVPIII              Growth and
                                                  LMPVPIII             LMPVPIII        Social Awareness            Income
                                              Large Cap Growth       Money Market            Stock               Subaccount
                                                 Subaccount           Subaccount          Subaccount             (Class VC)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $       52,997        $    9,951,555        $       49,488        $      263,869
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              441,820             2,520,062               126,010               228,195
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......             (388,823)            7,431,493               (76,522)               35,674
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........                   --                    --                    --               707,087
    Realized gain (loss) on sale of
      investments .....................              992,048                    --               326,666               253,188
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............              992,048                    --               326,666               960,275
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................              387,881                    --               332,550             1,992,354
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $      991,106        $    7,431,493        $      582,694        $    2,988,303
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                   MIST
   Lord Abbett                                 Batterymarch         MIST BlackRock        MIST BlackRock           MIST Dreman
  Mid-Cap Value                                Mid-Cap Stock          High Yield          Large-Cap Core         Small-Cap Value
   Subaccount          Managed Assets           Subaccount            Subaccount            Subaccount             Subaccount
   (Class VC)               Trust                (Class A)             (Class A)             (Class A)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $       63,638        $        2,063        $           --        $           --        $           --        $        2,697
  --------------        --------------        --------------        --------------        --------------        --------------

         144,044                   282               211,142                72,953                58,348                 1,803
  --------------        --------------        --------------        --------------        --------------        --------------
         (80,406)                1,781              (211,142)              (72,953)              (58,348)                  894
  --------------        --------------        --------------        --------------        --------------        --------------


         991,554                 2,798                    --                    --                    --                 1,558

         201,093                (2,698)             (474,231)               33,335                28,523                   860
  --------------        --------------        --------------        --------------        --------------        --------------
       1,192,647                   100              (474,231)               33,335                28,523                 2,418
  --------------        --------------        --------------        --------------        --------------        --------------

         236,318                   (14)             (886,497)              546,135               466,627                50,473
  --------------        --------------        --------------        --------------        --------------        --------------

  $    1,348,559        $        1,867        $   (1,571,870)       $      506,517        $      436,802        $       53,785
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                     MIST                 MIST                MIST                 MIST
                                                Harris Oakmark        Janus Capital        Legg Mason           Lord Abbett
                                                 International        Appreciation      Partners Managed      Bond Debenture
                                                  Subaccount           Subaccount       Assets Subaccount       Subaccount
                                                   (Class A)            (Class A)           (Class A)            (Class A)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $           --        $           --        $           --        $           --
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              424,624             1,521,789                   648                16,819
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......             (424,624)           (1,521,789)                 (648)              (16,819)
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........                   --                    --                    --                    --
    Realized gain (loss) on sale of
      investments .....................              133,210              (970,618)                2,123                 3,661
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............              133,210              (970,618)                2,123                 3,661
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................            6,375,498             6,674,734                 3,001               147,827
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $    6,084,084        $    4,182,327        $        4,476        $      134,669
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

       MIST              MIST Met/AIM                                                          MIST
    Lord Abbett             Capital             MIST Met/AIM                             Neuberger Berman             MIST
 Growth and Income       Appreciation         Small Cap Growth    MIST MFS(R) Value         Real Estate           Pioneer Fund
    Subaccount            Subaccount             Subaccount           Subaccount            Subaccount             Subaccount
     (Class B)             (Class A)              (Class A)            (Class A)             (Class A)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $           --        $      115,842        $           --        $      124,989        $           --        $           --
  --------------        --------------        --------------        --------------        --------------        --------------

         999,449               560,915                 1,151                52,211               195,530                 9,238
  --------------        --------------        --------------        --------------        --------------        --------------
        (999,449)             (445,073)               (1,151)               72,778              (195,530)               (9,238)
  --------------        --------------        --------------        --------------        --------------        --------------


              --             8,065,739                 3,563               420,427                    --                    --

         433,533              (727,693)                    6                 2,056               215,704                (1,328)
  --------------        --------------        --------------        --------------        --------------        --------------
         433,533             7,338,046                 3,569               422,483               215,704                (1,328)
  --------------        --------------        --------------        --------------        --------------        --------------

      10,313,768            (8,160,031)               14,686               410,996             5,060,821               104,356
  --------------        --------------        --------------        --------------        --------------        --------------

  $    9,747,852        $   (1,267,058)       $       17,104        $      906,257        $    5,080,995        $       93,790
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                               MIST                MetLife
                                                MIST Pioneer         MIST Pioneer          Third Avenue          Investment
                                                Mid-Cap Value      Strategic Income       Small Cap Value     Diversified Bond
                                                 Subaccount           Subaccount            Subaccount           Subaccount
                                                  (Class A)            (Class A)             (Class B)            (Class I)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $          322        $      718,823        $           --        $      777,213
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................                  587               112,023                15,996               226,058
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......                 (265)              606,800               (15,996)              551,155
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........                1,998                    --                    --                    --
    Realized gain (loss) on sale of
      investments .....................                  370                25,262                 9,290               (12,318)
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............                2,368                25,262                 9,290               (12,318)
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................                9,918               (64,541)              238,308                47,407
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $       12,021        $      567,521        $      231,602        $      586,244
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

      MetLife         MetLife Investment     MetLife Investment
    Investment           Large Company          Small Company         MSF BlackRock         MSF BlackRock             MSF FI
International Stock          Stock                  Stock           Aggressive Growth        Bond Income             Large Cap
    Subaccount            Subaccount             Subaccount            Subaccount            Subaccount             Subaccount
     (Class I)             (Class I)              (Class I)             (Class D)             (Class A)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $      241,012        $      119,083        $       20,878        $           --        $           --        $           --
  --------------        --------------        --------------        --------------        --------------        --------------

         149,956               145,646               201,861               365,154               215,353               711,525
  --------------        --------------        --------------        --------------        --------------        --------------
          91,056               (26,563)             (180,983)             (365,154)             (215,353)             (711,525)
  --------------        --------------        --------------        --------------        --------------        --------------


              --                    --             1,873,647                    --                    --                    --

         722,318               370,728               650,343              (566,693)              137,561              (664,442)
  --------------        --------------        --------------        --------------        --------------        --------------
         722,318               370,728             2,523,990              (566,693)              137,561              (664,442)
  --------------        --------------        --------------        --------------        --------------        --------------

       2,092,000               982,831              (463,160)             (538,433)            1,248,957             2,167,577
  --------------        --------------        --------------        --------------        --------------        --------------

  $    2,905,374        $    1,326,996        $    1,879,847        $   (1,470,280)       $    1,171,165        $      791,610
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                     MSF MetLife            MSF MetLife          MSF MetLife
                                                  MSF FI             Aggressive            Conservative        Conservative to
                                               Value Leaders         Allocation             Allocation      Moderate Allocation
                                                Subaccount           Subaccount             Subaccount           Subaccount
                                                 (Class D)            (Class B)              (Class B)            (Class B)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $           --        $           --        $           --        $           --
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              386,133                13,331                 6,088                10,596
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......             (386,133)              (13,331)               (6,088)              (10,596)
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........                   --                    --                    --                    --
    Realized gain (loss) on sale of
      investments .....................             (158,035)                1,268                 3,234                 3,304
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............             (158,035)                1,268                 3,234                 3,304
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................            1,852,818               222,619                45,588               103,258
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $    1,308,650        $      210,556        $       42,734        $       95,966
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

  MSF MetLife           MSF MetLife                                     MSFMSF            Western Asset           MSF Western
    Moderate            Moderate to              MSF MFS(R)          T. Rowe Price          Management          Asset Management
   Allocation       Aggressive Allocation      Total Return        Large Cap Growth       High Yield Bond        U.S. Government
   Subaccount            Subaccount             Subaccount            Subaccount            Subaccount             Subaccount
    (Class B)             (Class B)              (Class F)             (Class B)             (Class A)              (Class A)
  --------------        --------------        --------------        --------------        --------------        --------------

  $           --        $           --        $           --        $           --        $           --        $           --
  --------------        --------------        --------------        --------------        --------------        --------------

          49,491                57,820             1,178,961               103,851                 4,163               239,824
  --------------        --------------        --------------        --------------        --------------        --------------
         (49,491)              (57,820)           (1,178,961)             (103,851)               (4,163)             (239,824)
  --------------        --------------        --------------        --------------        --------------        --------------


              --                    --                    --                    --                    --                    --

          36,539                (1,339)              661,155               (16,477)                1,959               122,449
  --------------        --------------        --------------        --------------        --------------        --------------
          36,539                (1,339)              661,155               (16,477)                1,959               122,449
  --------------        --------------        --------------        --------------        --------------        --------------

         533,289               749,155            11,239,867             1,045,651                54,687             1,425,764
  --------------        --------------        --------------        --------------        --------------        --------------

  $      520,337        $      689,996        $   10,722,061        $      925,323        $       52,483        $    1,308,389
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                       PIMCO VIT            PIMCO VIT
                                                  Oppenheimer          Real Return        Total Return          Putnam VT
                                                Main Street/VA         Subaccount          Subaccount         Small Cap Value
                                                  Subaccount         (Administrative     (Administrative        Subaccount
                                               (Service Shares)          Class)              Class)             (Class IB)
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $       86,894        $       17,066        $    2,276,393        $      164,490
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................               33,745                 3,593               550,332               576,133
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......               53,149                13,473             1,726,061              (411,643)
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........                   --                16,439               275,623             5,036,720
    Realized gain (loss) on sale of
      investments .....................            1,539,962                  (209)             (175,944)            1,642,236
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............            1,539,962                16,230                99,679             6,678,956
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................           (1,080,596)              (25,150)             (428,357)            1,306,787
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $      512,515        $        4,553        $    1,397,383        $    7,574,100
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

      LMPIF                Travelers             Travelers           Travelers                                     Travelers
  Small Cap Value        AIM Capital             Convertible         Disciplined           Travelers               Federated
    Subaccount           Appreciation            Securities         Mid Cap Stock        Equity Income            High Yield
     (Class A)            Subaccount             Subaccount          Subaccount            Subaccount             Subaccount
  --------------        --------------        --------------        --------------        --------------        --------------

  $           --        $           --        $       10,015        $      159,492        $      743,533        $      727,558
  --------------        --------------        --------------        --------------        --------------        --------------

         168,199               316,437                 3,593               114,324               205,384                34,939
  --------------        --------------        --------------        --------------        --------------        --------------
        (168,199)             (316,437)                6,422                45,168               538,149               692,619
  --------------        --------------        --------------        --------------        --------------        --------------


       1,119,352               428,757                15,688             4,758,313             5,677,521                    --

         549,888            16,164,763                18,304             4,387,717             3,914,579              (568,868)
  --------------        --------------        --------------        --------------        --------------        --------------
       1,669,240            16,593,520                33,992             9,146,030             9,592,100              (568,868)
  --------------        --------------        --------------        --------------        --------------        --------------

        (110,994)          (10,984,352)               16,626            (6,537,899)           (7,275,856)              116,548
  --------------        --------------        --------------        --------------        --------------        --------------

  $    1,390,047        $    5,292,731        $       57,040        $    2,653,299        $    2,854,393        $      240,299
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                      Travelers               Travelers           Travelers
                                                                      Managed                  Managed             Managed
                                                Travelers        Allocation Series:      Allocation Series:   Allocation Series:
                                                Large Cap            Aggressive             Conservative           Moderate
                                                Subaccount           Subaccount              Subaccount           Subaccount
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $      255,404        $        9,807        $        8,022        $       79,585
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              222,997                 1,436                   580                 6,778
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......               32,407                 8,371                 7,442                72,807
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........            3,125,527                80,760                 4,810               215,251
    Realized gain (loss) on sale of
      investments .....................            2,030,724               (62,613)              (11,729)             (189,479)
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............            5,156,251                18,147                (6,919)               25,772
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................           (3,329,547)               (3,186)                 (548)              (30,023)
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $    1,859,111        $       23,332        $          (25)       $       68,556
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

      Travelers         Travelers Managed
       Managed         Allocation Series:        Travelers
 Allocation Series:         Moderate-             Mercury           Travelers MFS(R)      Travelers MFS(R)         Travelers
 Moderate-Aggressive      Conservative        Large Cap Core        Mid Cap Growth         Total Return            MFS(R) Value
     Subaccount            Subaccount           Subaccount            Subaccount            Subaccount             Subaccount
  --------------        --------------        --------------        --------------        --------------        --------------

  $       77,111        $       18,593        $       16,551        $           --        $    2,043,120        $           --
  --------------        --------------        --------------        --------------        --------------        --------------

           9,230                 1,636                29,395               205,552               585,345                15,205
  --------------        --------------        --------------        --------------        --------------        --------------
          67,881                16,957               (12,844)             (205,552)            1,457,775               (15,205)
  --------------        --------------        --------------        --------------        --------------        --------------


         332,868                33,143               241,678             2,874,146             2,217,634                26,338

        (271,533)              (43,067)            1,068,823             4,207,415             3,349,094               365,598
  --------------        --------------        --------------        --------------        --------------        --------------
          61,335                (9,924)            1,310,501             7,081,561             5,566,728               391,936
  --------------        --------------        --------------        --------------        --------------        --------------

         (25,452)               (1,972)             (834,647)           (3,753,671)           (1,829,744)              (46,260)
  --------------        --------------        --------------        --------------        --------------        --------------

  $      103,764        $        5,061        $      463,010        $    3,122,338        $    5,194,759        $      330,471
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                 Travelers                                  Travelers            Travelers
                                                 Mondrian             Travelers              Pioneer              Pioneer
                                            International Stock     Pioneer Fund          Mid Cap Value      Strategic Income
                                                Subaccount           Subaccount            Subaccount           Subaccount
                                              --------------        --------------        --------------        --------------
Investment Income:
  Dividends ...........................       $    1,960,877        $       10,398        $            1        $           --
                                              --------------        --------------        --------------        --------------
Expenses:
  Insurance charges ...................              195,876                 3,753                   107                47,878
                                              --------------        --------------        --------------        --------------
    Net investment income (loss) ......            1,765,001                 6,645                  (106)              (47,878)
                                              --------------        --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ........            2,204,423                    --                    --                    --
    Realized gain (loss) on sale of
      investments .....................           10,556,075               157,438                 1,739              (152,868)
                                              --------------        --------------        --------------        --------------
      Realized gain (loss) ............           12,760,498               157,438                 1,739              (152,868)
                                              --------------        --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ..................           (7,047,824)             (104,940)                 (329)              343,753
                                              --------------        --------------        --------------        --------------
  Net increase (decrease) in net assets
    resulting from operations .........       $    7,477,675        $       59,143        $        1,304        $      143,007
                                              ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                             Travelers Style       Travelers Style          Travelers             Van Kampen
    Travelers             Travelers           Focus Series:         Focus Series:        U.S. Government         LIT Comstock
  Quality Bond        Strategic Equity      Small Cap Growth       Small Cap Value         Securities             Subaccount
   Subaccount            Subaccount            Subaccount            Subaccount            Subaccount             (Class II)
  --------------        --------------        --------------        --------------        --------------        --------------

  $    1,820,223        $      164,752        $            4        $            8        $    2,288,324        $      127,140
  --------------        --------------        --------------        --------------        --------------        --------------

         112,728               175,598                   121                    55               152,515               124,029
  --------------        --------------        --------------        --------------        --------------        --------------
       1,707,495               (10,846)                 (117)                  (47)            2,135,809                 3,111
  --------------        --------------        --------------        --------------        --------------        --------------


              --             1,806,356                 1,308                   342               556,786               591,115

      (2,275,082)           (8,940,502)                2,169                 3,240            (2,349,390)              140,109
  --------------        --------------        --------------        --------------        --------------        --------------
      (2,275,082)           (7,134,146)                3,477                 3,582            (1,792,604)              731,224
  --------------        --------------        --------------        --------------        --------------        --------------

         333,150             9,185,790                    68                   (92)           (1,738,491)              776,904
  --------------        --------------        --------------        --------------        --------------        --------------

  $     (234,437)       $    2,040,798        $        3,428        $        3,443        $   (1,395,286)       $    1,511,239
  ==============        ==============        ==============        ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Concluded)
                      For the year ended December 31, 2006

                                                 Van Kampen LIT
                                                Strategic Growth     VIP Contrafund(R)        VIP Mid Cap
                                                   Subaccount           Subaccount            Subaccount
                                                   (Class II)        (Service Class 2)     (Service Class 2)
                                                --------------        --------------        --------------
Investment Income:
  Dividends .............................       $           --        $      452,445        $      132,790
                                                --------------        --------------        --------------
Expenses:
  Insurance charges .....................               46,325               503,857               892,183
                                                --------------        --------------        --------------
    Net investment income (loss) ........              (46,325)              (51,412)             (759,393)
                                                --------------        --------------        --------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........                   --             4,057,568             8,854,024
    Realized gain (loss) on sale of
      investments .......................               92,980               845,083             1,700,525
                                                --------------        --------------        --------------
      Realized gain (loss) ..............               92,980             4,902,651            10,554,549
                                                --------------        --------------        --------------
    Change in unrealized gain (loss)
      on investments ....................                3,045              (461,416)           (1,754,004)
                                                --------------        --------------        --------------
    Net increase (decrease) in net assets
      resulting from operations .........       $       49,700        $    4,389,823        $    8,041,152
                                                ==============        ==============        ==============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

                       STATEMENTS OF CHANGES IN NET ASSETS
                 For the years ended December 31, 2006 and 2005

                                              Templeton Growth Fund     AllianceBernstein Growth and  AllianceBernstein Large-Cap
                                               Subaccount (Class A)      Income Subaccount (Class B)   Growth Subaccount (Class B)
                                           ---------------------------  ----------------------------  ----------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $  1,219,855   $    872,168   $   (439,728)  $    212,299   $    (16,919)  $    (39,139)
  Realized gain (loss) ..................    15,918,370     12,234,167     14,092,024      1,133,050        727,848         76,627
  Change in unrealized gain (loss)
    on investments ......................    13,190,180     (2,790,376)    (8,224,279)     1,698,240       (746,248)       412,143
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from operations .........    30,328,405     10,315,959      5,428,017      3,043,589        (35,319)       449,631
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........    26,762,067     28,414,110      7,032,024     19,777,954        428,988        936,322
  Participant transfers from other
    funding options .....................    13,077,626     19,229,732      3,287,143     67,255,778        919,769        811,284
  Growth rate intra-fund transfers in ...     7,147,849     10,040,683      2,770,566      9,453,051        105,949        174,235
  Administrative charges ................       (13,215)       (15,440)          (154)       (10,615)            (3)          (296)
  Contract surrenders ...................   (42,884,973)   (37,910,604)   (11,337,020)   (32,032,439)      (372,873)      (806,916)
  Participant transfers to other
    funding options .....................   (12,689,339)   (15,196,852)  (122,397,111)   (10,842,217)    (4,945,659)      (404,761)
  Growth rate intra-fund transfers out ..    (7,147,849)   (10,040,683)    (2,770,566)    (9,453,051)      (105,949)      (174,235)
  Other receipts/(payments) .............       (74,965)       (56,332)        (4,896)       (76,315)       (16,631)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from unit transactions ..   (15,822,799)    (5,535,386)  (123,420,014)    44,072,146     (3,986,409)       535,633
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets    14,505,606      4,780,573   (117,991,997)    47,115,735     (4,021,728)       985,264
Net Assets:
  Beginning of year .....................   155,135,608    150,355,035    117,991,997     70,876,262      4,021,728      3,036,464
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $169,641,214   $155,135,608   $         --   $117,991,997   $         --   $  4,021,728
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                           American Funds Global Growth     American Funds Growth     American Funds Growth-Income
                                               Subaccount (Class 2)          Subaccount (Class 2)          Subaccount (Class 2)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $    (47,668)  $    (28,587)  $    (89,093)  $    (44,415)  $    185,834   $     75,789
  Realized gain (loss) ..................       222,781         49,863        629,248         28,375        842,532        130,262
  Change in unrealized gain (loss)
    on investments ......................     2,769,778      1,064,340      3,331,910      3,238,583      2,739,608        783,733
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from operations .........     2,944,891      1,085,616      3,872,065      3,222,543      3,767,974        989,784
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     5,459,868      2,356,201     14,527,653      7,404,385      8,252,657      5,705,221
  Participant transfers from other
    funding options .....................     8,458,191      7,569,491     18,060,831     15,417,947     11,108,902     14,175,668
  Growth rate intra-fund transfers in ...     1,023,509        344,876      2,160,139      1,737,447      1,034,041        799,229
  Administrative charges ................        (1,586)        (1,336)        (2,342)        (1,033)        (1,881)        (1,590)
  Contract surrenders ...................    (3,129,917)    (1,600,261)    (8,117,581)    (2,420,883)    (5,369,814)    (3,078,971)
  Participant transfers to other
    funding options .....................    (1,993,119)      (499,834)    (3,610,309)    (1,432,156)    (4,361,493)    (1,750,545)
  Growth rate intra-fund transfers out ..    (1,023,509)      (344,876)    (2,160,139)    (1,737,447)    (1,034,041)      (799,229)
  Other receipts/(payments) .............        (3,802)            --             --             --          1,182        (16,650)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from unit transactions ..     8,789,635      7,824,261     20,858,252     18,968,260      9,629,553     15,033,133
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets    11,734,526      8,909,877     24,730,317     22,190,803     13,397,527     16,022,917
Net Assets:
  Beginning of year .....................    10,449,429      1,539,552     29,305,445      7,114,642     21,097,513      5,074,596
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 22,183,955   $ 10,449,429   $ 54,035,762   $ 29,305,445   $ 34,495,040   $ 21,097,513
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                              Delaware VIP REIT Subaccount   Dreyfus VIF Appreciation     Dreyfus VIF Developing Leaders
  Capital Appreciation Fund          (Standard Class)       Subaccount (Initial Shares)     Subaccount (Initial Shares)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $   (866,644)  $ (2,703,634)  $    330,385   $     83,770   $    192,149   $   (561,496)  $   (614,670)  $ (1,065,795)
   13,696,787     (1,853,095)     2,908,654      1,215,592      1,321,208        477,652      8,828,742      1,557,986

  (14,938,179)    39,075,990     (1,693,742)      (198,789)     4,430,629      1,583,593     (6,249,095)     3,464,878
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   (2,108,036)    34,519,261      1,545,297      1,100,573      5,943,986      1,499,749      1,964,977      3,957,069
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   10,618,815     31,441,880      2,360,645      5,934,813      6,832,947      8,608,283     15,040,928     18,703,322

   10,355,478     20,085,644      2,841,458     11,791,115      2,929,649      3,557,773      4,425,226      6,025,767
    5,393,361     12,695,417        631,629        856,948      1,793,914      3,108,682      4,984,232      7,694,460
         (348)       (29,498)          (129)        (2,462)        (3,598)        (5,194)        (6,944)       (10,291)
  (19,614,056)   (61,644,163)    (2,061,708)    (3,223,140)   (15,357,918)   (14,654,661)   (25,802,875)   (22,989,690)

 (227,754,712)   (22,977,933)   (23,749,064)    (9,377,835)    (4,110,334)    (5,414,169)   (10,990,698)   (11,455,405)
   (5,393,361)   (12,695,417)      (631,629)      (856,948)    (1,793,914)    (3,108,682)    (4,984,232)    (7,694,460)
      (29,727)      (206,480)        (2,751)        (6,505)       (72,690)       (10,315)       (46,251)       (21,499)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 (226,424,550)   (33,330,550)   (20,611,549)     5,115,986     (9,781,944)    (7,918,283)   (17,380,614)    (9,747,796)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 (228,532,586)     1,188,711    (19,066,252)     6,216,559     (3,837,958)    (6,418,534)   (15,415,637)    (5,790,727)

  228,532,586    227,343,875     19,066,252     12,849,693     44,737,020     51,155,554     90,127,119     95,917,846
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $         --   $228,532,586   $         --   $ 19,066,252   $ 40,899,062   $ 44,737,020   $ 74,711,482   $ 90,127,119
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                          FTVIPT Franklin Small-Mid Cap         FTVIPT Mutual         FTVIPT Templeton Developing
                                          Growth Securities Subaccount        Shares Securities       Markets Securities Subaccount
                                                    (Class 2)                Subaccount (Class 2)               (Class 2)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $    (98,125)  $    (87,001)  $    (32,265)  $     (9,879)  $     (3,165)  $      5,575
  Realized gain (loss) ..................       370,315        242,205      1,620,213         78,580        907,911        136,190
  Change in unrealized gain (loss)
    on investments ......................       366,334        175,855       (955,317)       519,806      5,482,222      2,644,281
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      operations ........................       638,524        331,059        632,631        588,507      6,386,968      2,786,046
                                           ------------   ------------   ------------   ------------   ------------   ------------
  Unit Transactions:
  Participant purchase payments .........     2,263,286      2,264,563      1,019,329      1,513,448      9,006,023      3,622,201
  Participant transfers from other
    funding options .....................     1,153,895      1,264,476      1,708,266      3,600,123     19,941,180     13,307,944
  Growth rate intra-fund transfers in ...       502,936        733,440        207,572        347,656      2,161,986      1,114,001
  Administrative charges ................          (645)          (753)            (3)          (521)        (1,463)        (1,035)
  Contract surrenders ...................    (2,579,409)    (1,720,665)      (596,992)      (945,493)    (6,891,364)    (1,595,134)
  Participant transfers to other
    funding options .....................    (1,058,860)    (1,137,422)   (10,673,720)      (505,867)   (11,669,511)    (3,999,715)
  Growth rate intra-fund transfers out ..      (502,936)      (733,440)      (207,572)      (347,656)    (2,161,987)    (1,114,001)
  Other receipts/(payments) .............            --           (976)            --              6         (3,193)        (5,119)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions .................      (221,733)       669,223     (8,543,120)     3,661,696     10,381,671     11,329,142
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets ........................       416,791      1,000,282     (7,910,489)     4,250,203     16,768,639     14,115,188
Net Assets:
  Beginning of year .....................     8,459,348      7,459,066      7,910,489      3,660,286     18,839,834      4,724,646
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $  8,876,139   $  8,459,348   $         --   $  7,910,489   $ 35,608,473   $ 18,839,834
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    FTVIPT Templeton Foreign                             Janus Aspen Global Life Sciences   Janus Aspen Global Technology
 Securities Subaccount (Class 2)  High Yield Bond Trust     Subaccount (Service Shares)       Subaccount (Service Shares)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $     15,074   $      4,138   $     20,457   $       (173)  $    (64,246)  $    (58,996)  $    (49,637)  $    (47,418)
      451,849         90,323        (16,776)           147        366,646        111,702         33,322        (42,923)

    3,179,625      1,041,903           (229)           229        (24,660)       451,294        245,131        490,690
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


    3,646,548      1,136,364          3,452            203        277,740        504,000        228,816        400,349
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    5,813,388      3,879,814         47,890          6,378        919,222        965,145        834,801        922,425

    5,612,249      8,465,490        238,961         44,124        572,088        554,728        453,912        321,971
    1,554,111      1,602,862             --             --             --             --             --             --
         (417)          (391)            --             --         (1,011)        (1,175)          (851)        (1,179)
   (5,104,027)    (2,765,672)          (715)            --     (1,727,149)      (893,748)    (1,075,386)      (776,006)

   (1,755,192)    (1,040,890)      (340,315)            22       (728,821)      (717,985)      (617,335)      (445,695)
   (1,554,111)    (1,602,863)            --             --             --             --             --             --
       (1,468)        (4,448)            --             --              3           (638)        (1,846)          (121)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


    4,564,533      8,533,902        (54,179)        50,524       (965,668)       (93,673)      (406,705)        21,395
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    8,211,081      9,670,266        (50,727)        50,727       (687,928)       410,327       (177,889)       421,744

   15,192,100      5,521,834         50,727             --      5,242,386      4,832,059      4,213,091      3,791,347
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 23,403,181   $ 15,192,100   $         --   $     50,727   $  4,554,458   $  5,242,386   $  4,035,202   $  4,213,091
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                          Janus Aspen Growth and Income  Janus Aspen Mid Cap Growth   Lazard Retirement Small Cap
                                            Subaccount (Service Shares)  Subaccount (Service Shares)           Subaccount
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $    (32,686)  $    (56,160)  $   (365,223)  $   (340,955)  $    (74,185)  $    (39,911)
  Realized gain (loss) ..................     1,935,459        173,524      1,385,406        349,998      1,204,900        313,506
  Change in unrealized gain (loss)
    on investments ......................    (1,330,169)       647,308      2,332,200      3,056,837       (199,254)      (105,593)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      operations ........................       572,604        764,672      3,352,383      3,065,880        931,461        168,002
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........       821,864      1,600,033      5,427,368      5,816,785      1,748,940      1,224,932
  Participant transfers from other
    funding options .....................       998,146      1,413,846      3,055,231     13,067,581      4,102,496      3,160,696
  Growth rate intra-fund transfers in ...       128,379        472,957      1,718,644      2,331,031        278,233        177,756
  Administrative charges ................           (15)          (999)        (3,822)        (4,652)          (379)          (377)
  Contract surrenders ...................      (701,074)    (1,733,109)   (10,170,730)    (7,799,052)      (790,304)      (522,193)
  Participant transfers to other
    funding options .....................    (9,470,921)      (837,437)    (3,284,375)    (2,973,160)   (11,607,889)      (422,884)
  Growth rate intra-fund
    transfers out .......................      (128,379)      (472,958)    (1,718,644)    (2,331,031)      (278,233)      (177,756)
  Other receipts/(payments) .............            --         (2,161)       (11,288)        (2,689)            --        (10,810)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions .................    (8,352,000)       440,172     (4,987,616)     8,104,813     (6,547,136)     3,429,364
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets ........................    (7,779,396)     1,204,844     (1,635,233)    11,170,693     (5,615,675)     3,597,366
Net Assets:
  Beginning of year .....................     7,779,396      6,574,552     31,157,985     19,987,292      5,615,675      2,018,309
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $         --   $  7,779,396   $ 29,522,752   $ 31,157,985   $         --   $  5,615,675
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 LMPIF Investment Grade Bond  LMPIS Growth and Income     LMPIS Premier Selections All Cap    LMPIT S&P 500 Index
     Subaccount (Class A)            Subaccount                   Growth Subaccount           Subaccount (Class A)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $  1,558,278   $  1,572,156   $     (7,483)  $     (7,149)  $   (231,154)  $   (246,304)  $     90,370   $     73,654
     (541,137)       533,675         69,294         61,845      1,405,912        498,265      1,454,683        277,402

     (500,518)    (1,841,702)       135,485         (7,031)       (44,434)       761,013      6,036,129      1,423,191
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      516,623        264,129        197,296         47,665      1,130,324      1,012,974      7,581,182      1,774,247
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    8,716,406     10,649,711        590,846        577,276      2,880,772      3,788,802      9,785,226     11,166,768

    3,362,043      5,143,617        209,919        243,684         65,656        216,382      4,395,581      7,655,771
    2,554,269      5,021,715        243,923        221,570      1,797,315      2,158,063             --             --
       (2,198)        (3,304)            --             --             --             --        (10,165)       (13,303)
  (14,381,832)   (13,049,472)      (547,847)      (635,615)    (6,526,414)    (8,485,821)   (15,431,934)   (11,807,103)

   (7,280,755)    (5,790,514)      (203,283)      (205,060)    (1,217,124)      (983,106)    (8,720,949)   (10,479,797)

   (2,554,269)    (5,021,715)      (243,922)      (221,570)    (1,797,315)    (2,158,063)            --             --
      (79,191)       (23,665)            --             --             --             --        (65,372)       (26,652)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   (9,665,527)    (3,073,627)        49,636        (19,715)    (4,797,110)    (5,463,743)   (10,047,613)    (3,504,316)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   (9,148,904)    (2,809,498)       246,932         27,950     (3,666,786)    (4,450,769)    (2,466,431)    (1,730,069)

   44,679,698     47,489,196      1,694,438      1,666,488     21,060,862     25,511,631     59,908,204     61,638,273
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 35,530,794   $ 44,679,698   $  1,941,370   $  1,694,438   $ 17,394,076   $ 21,060,862   $ 57,441,773   $ 59,908,204
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            LMPVPV Small Cap Growth       LMPVPI All Cap Subaccount   LMPVPI Global High Yield Bond
                                            Opportunities Subaccount               (Class I)               Subaccount (Class I)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $   (125,033)  $    (97,726)  $     46,093   $   (130,940)  $  1,101,124   $  1,162,317
  Realized gain (loss) ..................       979,996      1,130,570      2,815,250        873,518        441,980        667,739
  Change in unrealized gain (loss)
    on investments ......................        85,150       (668,570)     2,905,151        250,576        629,275     (1,187,638)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      operations ........................       940,113        364,274      5,766,494        993,154      2,172,379        642,418
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     3,047,452      2,492,206      6,903,240      8,773,094      5,119,625      5,693,880
  Participant transfers from other
    funding options .....................     3,986,001      2,725,333      1,468,681      2,083,700      2,995,785      4,146,904
  Growth rate intra-fund transfers in ...       874,248        975,218      2,741,271      3,783,232      1,133,163      1,564,735
  Administrative charges ................          (784)          (832)        (1,709)        (2,558)        (2,171)        (3,009)
  Contract surrenders ...................    (3,214,712)    (2,082,361)    (9,914,036)    (9,972,391)    (7,058,419)    (5,697,353)
  Participant transfers to other
    funding options .....................    (3,382,138)    (2,008,857)    (3,398,176)    (4,063,350)    (3,258,278)    (3,280,880)
  Growth rate intra-fund
    transfers out .......................      (874,248)      (975,218)    (2,741,271)    (3,783,232)    (1,133,163)    (1,564,735)
  Other receipts/(payments) .............          (916)          (131)       (18,679)       (25,869)       (54,629)       (41,208)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions .................       434,903      1,125,358     (4,960,679)    (3,207,374)    (2,258,087)       818,334
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets ........................     1,375,016      1,489,632        805,815     (2,214,220)       (85,708)     1,460,752
Net Assets:
  Beginning of year .....................     9,328,443      7,838,811     36,858,812     39,073,032     24,052,877     22,592,125
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 10,703,459   $  9,328,443   $ 37,664,627   $ 36,858,812   $ 23,967,169   $ 24,052,877
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

  LMPVPI Investors Subaccount    LMPVPI Total Return            LMPVPII Appreciation      LMPVPII Diversified Strategic
            (Class I)           Subaccount (Class I)                 Subaccount                  Income Subaccount
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    219,099   $    (31,704)  $    232,248   $    249,927   $   (108,381)  $   (241,272)  $    282,545   $    307,967
    4,173,233      1,359,665      1,776,002        908,411      3,744,835        664,977        (43,402)        17,027

    4,852,509      1,765,974      1,390,370       (439,893)     5,282,988      1,279,442         12,157       (211,816)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


    9,244,841      3,093,935      3,398,620        718,445      8,919,442      1,703,147        251,300        113,178
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    8,274,629     10,298,968      4,457,879      5,994,841     11,523,056     13,368,324      1,277,438      1,713,061

    2,094,685      2,257,425      1,383,375        931,656      3,260,596     41,701,033        169,491        828,645
    4,251,118      6,446,528      1,874,269      3,826,375      3,227,186      5,418,805        545,223      1,303,461
       (3,676)        (4,011)        (1,343)        (1,554)        (6,323)        (9,004)            --             (2)
  (18,260,473)   (17,088,577)   (13,283,989)   (12,474,759)   (19,277,281)   (17,471,647)    (2,373,105)    (2,416,381)

   (3,499,246)    (4,897,550)    (1,523,685)    (1,786,136)    (5,708,595)    (6,154,143)      (496,387)    (3,254,967)

   (4,251,119)    (6,446,528)    (1,874,269)    (3,826,376)    (3,227,186)    (5,418,806)      (545,223)    (1,303,461)
      (48,279)        (7,512)          (827)       (10,041)       (69,811)       (48,051)            --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


  (11,442,361)    (9,441,257)    (8,968,590)    (7,345,994)   (10,278,358)    31,386,511     (1,422,563)    (3,129,644)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   (2,197,520)    (6,347,322)    (5,569,970)    (6,627,549)    (1,358,916)    33,089,658     (1,171,263)    (3,016,466)

   61,024,348     67,371,670     35,810,129     42,437,678     72,239,881     39,150,223      7,171,308     10,187,774
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 58,826,828   $ 61,024,348   $ 30,240,159   $ 35,810,129   $ 70,880,965   $ 72,239,881   $  6,000,045   $  7,171,308
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                              LMPVPII Equity Index         LMPVPIII Adjustable Rate     LMPVPIII Aggressive Growth
                                              Subaccount (Class II)            Income Subaccount                Subaccount
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $     92,712   $     47,406   $     60,678   $     20,637   $ (1,909,884)  $ (1,973,416)
  Realized gain (loss) ..................     2,957,065      1,111,956          3,117            733      8,566,899      3,710,861
  Change in unrealized gain (loss)
    on investments ......................     5,452,209        834,782        (20,202)       (12,760)     4,887,597     13,995,113
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from operations .........     8,501,986      1,994,144         43,593          8,610     11,544,612     15,732,558
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........    12,451,770     14,864,330        394,570        296,190     27,493,923     32,857,882
  Participant transfers from other
    funding options .....................     2,631,319     12,385,085        855,961        593,911      6,523,914      7,014,556
  Growth rate intra-fund transfers in ...     6,100,902     10,202,817        156,018         16,910     13,802,799     21,562,531
  Administrative charges ................        (1,819)        (3,798)           (89)           (68)        (3,439)        (4,639)
  Contract surrenders ...................   (19,614,058)   (19,846,673)      (271,157)      (100,512)   (50,847,932)   (45,544,382)
  Participant transfers to other
    funding options .....................    (5,458,509)    (5,879,332)      (398,372)      (145,853)   (12,246,756)   (12,295,943)
  Growth rate intra-fund transfers out ..    (6,100,902)   (10,202,817)      (156,018)       (16,910)   (13,802,799)   (21,562,531)
  Other receipts/(payments) .............       (37,629)        (4,925)            --             --        (16,927)       (28,415)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from unit transactions ..   (10,028,926)     1,514,687        580,913        643,668    (29,097,217)   (18,000,941)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets    (1,526,940)     3,508,831        624,506        652,278    (17,552,605)    (2,268,383)
Net Assets:
  Beginning of year .....................    66,957,386     63,448,555      1,082,896        430,618    165,055,871    167,324,254
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 65,430,446   $ 66,957,386   $  1,707,402   $  1,082,896   $147,503,266   $165,055,871
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 LMPVPIII Large Cap Growth       LMPVPIII Money Market        LMPVPIII Social Awareness    Lord Abbett Growth and Income
         Subaccount                    Subaccount                  Stock Subaccount             Subaccount (Class VC)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $   (388,823)  $   (448,222)  $  7,431,493   $  3,637,745   $    (76,522)  $    (56,272)  $     35,674   $     (2,534)
      992,048        327,704             --             --        326,666        170,919        960,275      1,003,025

      387,881      1,750,106             --             --        332,550        277,676      1,992,354       (586,930)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      991,106      1,629,588      7,431,493      3,637,745        582,694        392,323      2,988,303        413,561
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    7,888,537      9,898,309     92,634,961    129,772,756      1,839,304      2,209,076      4,614,338      3,784,717

    2,257,749      4,587,316     71,980,714     68,000,169        261,412      2,697,799      5,527,943     17,002,419
    2,280,657      3,678,114     13,815,387     21,569,420        908,062      1,057,795        692,727        841,575
       (3,500)        (4,645)       (28,587)       (42,865)          (530)          (876)        (1,995)        (2,171)
  (12,334,635)   (11,568,119)   (76,178,553)   (72,082,570)    (3,383,129)    (2,905,711)    (4,857,463)    (2,951,157)

   (7,214,819)    (7,098,943)   (97,584,446)  (133,123,104)      (823,835)      (734,910)    (3,552,466)    (2,620,923)
   (2,280,657)    (3,678,114)   (13,815,387)   (21,569,419)      (908,062)    (1,057,795)      (692,727)      (841,575)
       (9,116)        (7,337)       (82,889)       (88,733)       (15,793)            --        (17,988)            --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   (9,415,784)    (4,193,419)    (9,258,800)    (7,564,346)    (2,122,571)     1,265,378      1,712,369     15,212,885
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
   (8,424,678)    (2,563,831)    (1,827,307)    (3,926,601)    (1,539,877)     1,657,701      4,700,672     15,626,446

   42,968,385     45,532,216    219,366,000    223,292,601     11,182,732      9,525,031     17,404,262      1,777,816
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 34,543,707   $ 42,968,385   $217,538,693   $219,366,000   $  9,642,855   $ 11,182,732   $ 22,104,934   $ 17,404,262
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            Lord Abbett Mid-Cap Value                                  MIST Batterymarch Mid-Cap
                                               Subaccount (Class VC)          Managed Assets Trust     Stock Subaccount (Class A)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $    (80,406)  $    (47,352)  $      1,781   $         (4)  $   (211,142)  $         --
  Realized gain (loss) ..................     1,192,647        765,234            100             --       (474,231)            --
  Change in unrealized gain (loss)
    on investments ......................       236,318         25,692            (14)            14       (886,497)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      operations ........................     1,348,559        743,574          1,867             10     (1,571,870)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     4,025,384      3,172,572         59,978          1,359      2,816,760             --
  Participant transfers from other
    funding options .....................     2,686,805      7,579,939            689         52,161     30,727,977             --
  Growth rate intra-fund transfers in ...       878,857      1,090,500             --             --        332,663             --
  Administrative charges ................          (838)          (798)            --             (2)        (2,351)            --
  Contract surrenders ...................    (3,271,351)    (1,833,965)       (22,075)            --     (5,112,496)            --
  Participant transfers to other
    funding options .....................    (3,122,048)    (1,647,017)       (93,987)            --     (2,950,559)            --
  Growth rate intra-fund
    transfers out .......................      (878,857)    (1,090,500)            --             --       (332,663)            --
  Other receipts/(payments) .............            --             --             --             --         (3,519)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions .................       317,952      7,270,731        (55,395)        53,518     25,475,812             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in
      net assets ........................     1,666,511      8,014,305        (53,528)        53,528     23,903,942             --
Net Assets:
  Beginning of year .....................    11,506,999      3,492,694         53,528             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 13,173,510   $ 11,506,999   $         --   $     53,528   $ 23,903,942   $         --
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                                                MIST Harris Oakmark
  MIST BlackRock High Yield    MIST BlackRock Large-Cap Core  MIST Dreman Small-Cap Value     International Subaccount
     Subaccount (Class A)           Subaccount (Class A)          Subaccount (Class A)                (Class A)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    (72,953)  $         --   $    (58,348)  $         --   $        894   $         --   $   (424,624)  $         --
       33,335             --         28,523             --          2,418             --        133,210             --

      546,135             --        466,627             --         50,473             --      6,375,498             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      506,517             --        436,802             --         53,785             --      6,084,084             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    1,207,812             --        951,769             --         47,647             --      5,618,462             --

    9,911,690             --      8,443,675             --        638,065             --     65,066,500             --
      112,143             --        109,079             --             --             --      1,321,473             --
         (578)            --         (1,373)            --            (22)            --         (4,045)            --
   (1,824,112)            --     (1,156,492)            --         (4,073)            --    (10,801,322)            --

     (590,959)            --     (1,627,102)            --        (53,861)            --     (3,211,225)            --

     (112,143)            --       (109,079)            --             --             --     (1,321,473)            --
       (3,617)            --             --             --             --             --        (85,944)            --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


    8,700,236             --      6,610,477             --        627,756             --     56,582,426             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    9,206,753             --      7,047,279             --        681,541             --     62,666,510             --

           --             --             --             --             --             --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $  9,206,753   $         --   $  7,047,279   $         --   $    681,541   $         --   $ 62,666,510   $         --
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                MIST Janus Capital              MIST Legg Mason               MIST Lord Abbett
                                                   Appreciation             Partners Managed Assets            Bond Debenture
                                               Subaccount (Class A)           Subaccount (Class A)          Subaccount (Class A)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $ (1,521,789)  $         --   $       (648)  $         --   $    (16,819)  $         --
  Realized gain (loss) ..................      (970,618)            --          2,123             --          3,661             --
  Change in unrealized gain (loss)
    on investments ......................     6,674,734             --          3,001             --        147,827             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from operations .........     4,182,327             --          4,476             --        134,669             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........    16,552,971             --         38,824             --        552,915             --
  Participant transfers from other funding
    options .............................   219,259,461             --        180,125             --      3,304,510             --
  Growth rate intra-fund transfers in ...     2,642,955             --             --             --        104,351             --
  Administrative charges ................       (19,275)            --            (39)            --            (31)            --
  Contract surrenders ...................   (37,372,943)            --        (58,152)            --       (256,843)            --
  Participant transfers to other funding
    options .............................   (14,078,464)            --        (59,179)            --       (442,818)            --
  Growth rate intra-fund transfers out ..    (2,642,955)            --             --             --       (104,351)            --
  Other receipts/(payments) .............      (329,296)            --             --             --            (78)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from unit transactions ..   184,012,454             --        101,579             --      3,157,655             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets   188,194,781             --        106,055             --      3,292,324             --
Net Assets:
  Beginning of year .....................            --             --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $188,194,781   $         --   $    106,055   $         --   $  3,292,324   $         --
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

   MIST Lord Abbett                     MIST Met/AIM               MIST Met/AIM
  Growth and Income                 Capital Appreciation         Small Cap Growth               MIST MFS(R) Value
 Subaccount (Class B)               Subaccount (Class A)       Subaccount (Class A)           Subaccount (Class A)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $   (999,449)  $         --   $   (445,073)  $         --   $     (1,151)  $         --   $     72,778   $         --
      433,533             --      7,338,046             --          3,569             --        422,483             --

   10,313,768             --     (8,160,031)            --         14,686             --        410,996             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    9,747,852             --     (1,267,058)            --         17,104             --        906,257             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   13,078,366             --      6,105,232             --         44,116             --      1,429,414             --

  140,723,192             --     80,008,292             --        276,658             --     10,127,418             --
    2,042,326             --      1,230,436             --             --             --        190,477             --
       (8,129)            --         (5,171)            --             (8)            --           (142)            --
  (26,061,128)            --    (15,531,039)            --           (383)            --     (1,197,881)            --

   (7,300,925)            --     (3,271,292)            --         (1,274)            --       (668,723)            --
   (2,042,326)            --     (1,230,436)            --             --             --       (190,477)            --
      (91,738)            --        (23,972)            --             --             --           (888)            --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

  120,339,638             --     67,282,050             --        319,109             --      9,689,198             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
  130,087,490             --     66,014,992             --        336,213             --     10,595,455             --

           --             --             --             --             --             --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $130,087,490   $         --   $ 66,014,992   $         --   $    336,213   $         --   $ 10,595,455   $         --
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                              MIST Neuberger Berman                                             MIST Pioneer
                                                   Real Estate                 MIST Pioneer Fund               Mid-Cap Value
                                               Subaccount (Class A)           Subaccount (Class A)          Subaccount (Class A)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $   (195,530)  $         --   $     (9,238)  $         --   $       (265)  $         --
  Realized gain (loss) ..................       215,704             --         (1,328)            --          2,368             --
  Change in unrealized gain (loss)
    on investments ......................     5,060,821             --        104,356             --          9,918             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations ........................     5,080,995             --         93,790             --         12,021             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     4,408,632             --        206,853             --         32,715             --
  Participant transfers from other
    funding options .....................    30,859,978             --      1,802,361             --        111,768             --
  Growth rate intra-fund transfers in ...       913,944             --         32,142             --             --             --
  Administrative charges ................        (2,202)            --            (47)            --            (14)            --
  Contract surrenders ...................    (4,073,087)            --       (185,913)            --         (8,958)            --
  Participant transfers to other
    funding options .....................    (4,520,644)            --       (132,979)            --         (2,695)            --
  Growth rate intra-fund transfers out ..      (913,944)            --        (32,142)            --             --             --
  Other receipts/(payments) .............        (3,403)            --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ......................    26,669,274             --      1,690,275             --        132,816             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets ............................    31,750,269             --      1,784,065             --        144,837             --
Net Assets:
  Beginning of year .....................            --             --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 31,750,269   $         --   $  1,784,065   $         --   $    144,837   $         --
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

     MIST Pioneer                    MIST Third Avenue           MetLife Investment            MetLife Investment
   Strategic Income                   Small Cap Value             Diversified Bond            International Stock
 Subaccount (Class A)               Subaccount (Class B)        Subaccount (Class I)          Subaccount (Class I)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    606,800   $         --   $    (15,996)  $         --   $    551,155   $    379,923   $     91,056   $     13,356
       25,262             --          9,290             --        (12,318)        22,957        722,318        225,831

      (64,541)            --        238,308             --         47,407       (257,217)     2,092,000        958,988
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      567,521             --        231,602             --        586,244        145,663      2,905,374      1,198,175
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    2,270,705             --        296,087             --      5,444,542      6,284,606      4,002,617      3,317,127

   15,855,888             --     10,641,947             --      1,671,621      1,531,925      4,297,369      1,550,735
      100,335             --             --             --      1,761,513      2,621,492      1,491,948      1,313,020
       (2,345)            --           (494)            --             --             --             --             --
   (1,896,082)            --       (296,263)            --     (5,423,100)    (3,528,637)    (3,576,853)    (2,127,729)

   (1,156,379)            --       (308,558)            --     (2,640,503)      (993,955)    (2,367,010)    (1,126,104)
     (100,335)            --             --             --     (1,761,513)    (2,621,492)    (1,491,948)    (1,313,020)
      (61,324)            --             --             --             --             --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   15,010,463             --     10,332,719             --       (947,440)     3,293,939      2,356,123      1,614,029
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   15,577,984             --     10,564,321             --       (361,196)     3,439,602      5,261,497      2,812,204

           --             --             --             --     18,778,683     15,339,081     10,299,592      7,487,388
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 15,577,984   $         --   $ 10,564,321   $         --   $ 18,417,487   $ 18,778,683   $ 15,561,089   $ 10,299,592
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                MetLife Investment            MetLife Investment              MSF BlackRock
                                               Large Company Stock           Small Company Stock            Aggressive Growth
                                               Subaccount (Class I)          Subaccount (Class I)          Subaccount (Class D)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $    (26,563)  $     (5,799)  $   (180,983)  $   (167,066)  $   (365,154)  $         --
  Realized gain (loss) ..................       370,728        130,125      2,523,990      1,059,492       (566,693)            --
  Change in unrealized gain (loss)
    on investments ......................       982,831        459,145       (463,160)        13,297       (538,433)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations ........................     1,326,996        583,471      1,879,847        905,723     (1,470,280)            --
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     3,440,944      3,858,017      4,188,560      4,446,570      4,641,457             --
  Participant transfers from other
    funding options .....................       454,625        652,694      1,462,995      1,561,823     53,354,267             --
  Growth rate intra-fund transfers in ...     1,051,685      1,290,935      1,780,929      2,398,508        793,746             --
  Administrative charges ................            --             --             --             --         (3,540)            --
  Contract surrenders ...................    (3,139,387)    (1,955,791)    (4,849,857)    (3,696,091)    (9,785,359)            --
  Participant transfers to other
    funding options .....................      (707,480)      (489,202)    (2,241,999)    (1,710,067)    (3,053,459)            --
  Growth rate intra-fund transfers out ..    (1,051,686)    (1,290,935)    (1,780,929)    (2,398,508)      (793,746)            --
  Other receipts/(payments) .............            --             --             --             --          2,929             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ......................        48,701      2,065,718     (1,440,301)       602,235     45,156,295             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets ............................     1,375,697      2,649,189        439,546      1,507,958     43,686,015             --
Net Assets:
  Beginning of year .....................    11,395,813      8,746,624     15,814,647     14,306,689             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 12,771,510   $ 11,395,813   $ 16,254,193   $ 15,814,647   $ 43,686,015   $         --
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

     MSF BlackRock                                                                                 MSF MetLife
      Bond Income                      MSF FI Large Cap           MSF FI Value Leaders        Aggressive Allocation
  Subaccount (Class A)               Subaccount (Class A)         Subaccount (Class D)         Subaccount (Class B)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $   (215,353)  $         --   $   (711,525)  $         --   $   (386,133)  $         --   $    (13,331)  $         --
      137,561             --       (664,442)            --       (158,035)            --          1,268             --

    1,248,957             --      2,167,577             --      1,852,818             --        222,619             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


    1,171,165             --        791,610             --      1,308,650             --        210,556             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    2,980,935             --      8,111,491             --      5,420,865             --      1,046,289             --

   31,209,581             --    102,377,651             --     57,269,380             --      2,875,357             --
      398,503             --      1,544,425             --        562,011             --            413             --
       (3,211)            --         (4,534)            --         (5,456)            --           (342)            --
   (5,756,234)            --    (19,405,502)            --     (9,523,891)            --        (75,813)            --

   (2,518,600)            --     (4,365,710)            --     (3,639,099)            --        (61,321)            --
     (398,503)            --     (1,544,425)            --       (562,011)            --           (413)            --
      (22,569)            --        (70,736)            --       (106,326)            --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   25,889,902             --     86,642,660             --     49,415,473             --      3,784,170             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   27,061,067             --     87,434,270             --     50,724,123             --      3,994,726             --

           --             --             --             --             --             --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 27,061,067   $         --   $ 87,434,270   $         --   $ 50,724,123   $         --   $  3,994,726   $         --
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                   MSF MetLife              MSF MetLife Conservative            MSF MetLife
                                             Conservative Allocation         to Moderate Allocation         Moderate Allocation
                                               Subaccount (Class B)           Subaccount (Class B)          Subaccount (Class B)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $     (6,088)  $         --   $    (10,596)  $         --   $    (49,491)  $         --
  Realized gain (loss) ..................         3,234             --          3,304             --         36,539             --
  Change in unrealized gain (loss)
    on investments ......................        45,588             --        103,258             --        533,289             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations ........................        42,734             --         95,966             --        520,337             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........       446,483             --        325,384             --      1,795,804             --
  Participant transfers from other
    funding options .....................     1,088,095             --      3,485,593             --     10,866,305             --
  Growth rate intra-fund transfers in ...           114             --             --             --             --             --
  Administrative charges ................           (60)            --           (350)            --         (1,245)            --
  Contract surrenders ...................       (90,294)            --        (83,254)            --       (473,924)            --
  Participant transfers to other
    funding options .....................       (73,085)            --       (219,000)            --       (821,490)            --
  Growth rate intra-fund transfers out ..          (114)            --             --             --             --             --
  Other receipts/(payments) .............            --             --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ......................     1,371,139             --      3,508,373             --     11,365,450             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets ............................     1,413,873             --      3,604,339             --     11,885,787             --
Net Assets:
  Beginning of year .....................            --             --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $  1,413,873   $         --   $  3,604,339   $         --   $ 11,885,787   $         --
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 MSF MetLife Moderate to                                        MSF T. Rowe Price         MSF Western Asset Management
  Aggressive Allocation           MSF MFS(R) Total Return        Large Cap Growth               High Yield Bond
   Subaccount (Class B)            Subaccount (Class F)        Subaccount (Class B)           Subaccount (Class A)
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    (57,820)  $         --   $ (1,178,961)  $         --   $   (103,851)  $         --   $     (4,163)  $         --
       (1,339)            --        661,155             --        (16,477)            --          1,959             --

      749,155             --     11,239,867             --      1,045,651             --         54,687             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      689,996             --     10,722,061             --        925,323             --         52,483             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    2,424,796             --     19,437,502             --      2,091,913             --        175,691             --

   12,364,570             --    160,259,088             --     14,790,795             --        865,085             --
       38,498             --      5,495,967             --        358,138             --             --             --
       (1,434)            --        (11,750)            --         (1,127)            --            (23)            --
     (751,455)            --    (32,502,313)            --     (2,677,849)            --        (48,562)            --

     (316,478)            --     (6,113,854)            --     (1,277,999)            --       (160,335)            --
      (38,498)            --     (5,495,967)            --       (358,138)            --             --             --
           --             --       (140,815)            --        (18,772)            --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   13,719,999             --    140,927,858             --     12,906,961             --        831,856             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   14,409,995             --    151,649,919             --     13,832,284             --        884,339             --

           --             --             --             --             --             --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 14,409,995   $         --   $151,649,919   $         --   $ 13,832,284   $         --   $    884,339   $         --
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                          MSF Western Asset Management         Oppenheimer Main           PIMCO VIT Real Return
                                                U.S. Government                    Street/VA                    Subaccount
                                              Subaccount (Class A)        Subaccount (Service Shares)     (Administrative Class)
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $   (239,824)  $         --   $     53,149   $      7,560   $     13,473   $        438
  Realized gain (loss) ..................       122,449             --      1,539,962        222,733         16,230            710
  Change in unrealized gain (loss)
    on investments ......................     1,425,764             --     (1,080,596)       164,496        (25,150)          (552)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations ........................     1,308,389             --        512,515        394,789          4,553            596
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     4,285,002             --        505,068      1,429,572         80,760         11,890
  Participant transfers from other
    funding options .....................    38,867,998             --        194,894        388,577        584,912         74,107
  Growth rate intra-fund transfers in ...       388,130             --        310,797      1,361,774             --             --
  Administrative charges ................        (4,919)            --             (1)            (8)           (36)            (3)
  Contract surrenders ...................    (7,784,045)            --     (1,054,800)    (3,057,501)       (22,535)       (16,190)
  Participant transfers to other
    funding options .....................    (2,706,791)            --     (9,103,978)      (308,984)       (28,991)        (5,715)
  Growth rate intra-fund transfers out ..      (388,130)            --       (310,797)    (1,361,774)            --             --
  Other receipts/(payments) .............       (21,216)            --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ......................    32,636,029             --     (9,458,817)    (1,548,344)       614,110         64,089
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets ............................    33,944,418             --     (8,946,302)    (1,153,555)       618,663         64,685
Net Assets:
  Beginning of year .....................            --             --      8,946,302     10,099,857         64,685             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $ 33,944,418   $         --   $         --   $  8,946,302   $    683,348   $     64,685
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

   PIMCO VIT Total Return              Putnam VT
         Subaccount                 Small Cap Value            LMPIF Small Cap Value          Travelers AIM Capital
   (Administrative Class)         Subaccount (Class IB)         Subaccount (Class A)          Appreciation Subaccount
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $  1,726,061   $  1,137,742   $   (411,643)  $   (418,460)  $   (168,199)  $   (157,583)  $   (316,437)  $   (794,861)
       99,679        888,212      6,678,956      3,649,800      1,669,240      1,387,847     16,593,520      1,441,869

     (428,357)    (1,397,720)     1,306,787       (482,935)      (110,994)      (519,328)   (10,984,352)     5,012,815
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


    1,397,383        628,234      7,574,100      2,748,405      1,390,047        710,936      5,292,731      5,659,823
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   11,264,637     12,008,276     11,024,198     10,665,254      3,883,059      4,215,054      4,253,666     12,865,536

    6,353,742     10,902,266     12,077,144     13,170,884      1,274,516      2,285,174      1,391,305     24,632,156
    2,575,183      4,031,115      1,396,564      1,920,909      1,821,677      2,212,393      3,380,637      7,148,794
       (3,627)        (4,528)        (5,734)        (6,222)            (3)            --            (70)        (7,729)
  (13,558,088)   (10,113,419)   (12,192,868)    (9,085,884)    (4,074,153)    (4,242,118)    (9,299,052)   (25,691,355)

   (6,113,952)    (5,296,999)   (11,300,862)    (9,993,476)    (2,014,277)    (1,828,324)   (81,966,617)    (6,531,699)
   (2,575,183)    (4,031,115)    (1,396,564)    (1,920,909)    (1,821,677)    (2,212,393)    (3,380,637)    (7,148,794)
       (5,360)       (27,055)        (7,225)       (11,306)            --             --             --        (24,422)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   (2,062,648)     7,468,541       (405,347)     4,739,250       (930,858)       429,786    (85,620,768)     5,242,487
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

     (665,265)     8,096,775      7,168,753      7,487,655        459,189      1,140,722    (80,328,037)    10,902,310

   51,293,812     43,197,037     46,967,632     39,479,977     13,822,631     12,681,909     80,328,037     69,425,727
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $ 50,628,547   $ 51,293,812   $ 54,136,385   $ 46,967,632   $ 14,281,820   $ 13,822,631   $         --   $ 80,328,037
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                            Travelers Disciplined
                                             Travelers Convertible              Mid Cap Stock            Travelers Equity Income
                                              Securities Subaccount               Subaccount                    Subaccount
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $      6,422   $     12,100   $     45,168   $   (335,103)  $    538,149   $   (651,762)
  Realized gain (loss) ..................        33,992         13,085      9,146,030      1,695,654      9,592,100      1,821,076
  Change in unrealized gain (loss)
    on investments ......................        16,626        (21,620)    (6,537,899)     1,559,015     (7,275,856)       585,939
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations ........................        57,040          3,565      2,653,299      2,919,566      2,854,393      1,755,253
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........       169,705        235,927      1,750,001      5,173,851      3,461,606     10,371,982
  Participant transfers from other
    funding options .....................       366,189        249,482        937,595      3,561,130      3,010,507      7,026,135
  Growth rate intra-fund transfers in ...        62,270         25,479      1,646,055      2,110,485      2,075,756      3,308,938
  Administrative charges ................            --             (9)           (67)        (3,222)          (292)        (7,121)
  Contract surrenders ...................       (23,866)       (51,216)    (2,538,071)    (7,159,937)    (4,727,293)   (14,028,970)
  Participant transfers to other
    funding options .....................    (1,324,895)       (83,972)   (31,359,971)    (3,444,438)   (59,439,619)    (7,693,169)
  Growth rate intra-fund transfers out ..       (62,270)       (25,479)    (1,646,055)    (2,110,485)    (2,075,756)    (3,308,938)
  Other receipts/(payments) .............            --             --           (281)      (195,864)            --        (56,607)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ......................      (812,867)       350,212    (31,210,794)    (2,068,480)   (57,695,091)    (4,387,750)
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets ............................      (755,827)       353,777    (28,557,495)       851,086    (54,840,698)    (2,632,497)
Net Assets:
  Beginning of year .....................       755,827        402,050     28,557,495     27,706,409     54,840,698     57,473,195
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $         --   $    755,827   $         --   $ 28,557,495   $         --   $ 54,840,698
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    Travelers Federated High     Travelers Large Cap       Travelers Managed Allocation    Travelers Managed Allocation
        Yield Subaccount              Subaccount           Series: Aggressive Subaccount  Series: Conservative Subaccount
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    692,619   $   (110,746)  $     32,407   $   (697,934)  $      8,371   $       (301)  $      7,442   $       (128)
     (568,868)       (93,929)     5,156,251       (117,554)        18,147            102         (6,919)           383

      116,548        323,146     (3,329,547)     4,917,350         (3,186)         3,186           (548)           548
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      240,299        118,471      1,859,111      4,101,862         23,332          2,987            (25)           803
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      780,921      2,086,954      3,319,280     10,149,171        129,786         67,510         94,893         70,818

      530,791      1,434,778        939,121      2,132,494        456,884        156,129         72,893         10,000
      466,080      1,066,714      2,887,152      5,582,135             --             --             --             --
          (29)          (752)           (97)        (2,384)            (2)            (4)            --             --
   (1,106,411)    (2,431,602)    (5,725,293)   (16,594,361)        (8,174)          (713)          (910)       (37,838)

   (9,559,104)    (1,496,416)   (58,230,143)    (3,364,941)      (778,557)       (49,178)      (209,963)          (671)
     (466,079)    (1,066,714)    (2,887,152)    (5,582,135)            --             --             --             --
           --             --          1,356         (9,222)            --             --             --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   (9,353,831)      (407,038)   (59,695,776)    (7,689,243)      (200,063)       173,744        (43,087)        42,309
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   (9,113,532)      (288,567)   (57,836,665)    (3,587,381)      (176,731)       176,731        (43,112)        43,112

    9,113,532      9,402,099     57,836,665     61,424,046        176,731             --         43,112             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $         --   $  9,113,532   $         --   $ 57,836,665   $         --   $    176,731   $         --   $     43,112
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                        Travelers Managed Allocation  Travelers Managed Allocation
                                          Travelers Managed Allocation  Series: Moderate-Aggressive   Series: Moderate-Conservative
                                           Series: Moderate Subaccount           Subaccount                    Subaccount
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $     72,807   $      1,189   $     67,881   $      2,000   $     16,957   $         95
  Realized gain (loss) ..................        25,772          1,058         61,335            801         (9,924)            47
  Change in unrealized gain (loss) on
    investments .........................       (30,023)        30,023        (25,452)        25,452         (1,972)         1,972
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from operations .........        68,556         32,270        103,764         28,253          5,061          2,114
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........       328,523        129,114        473,519        164,154         43,435          9,419
  Participant transfers from other funding
    options .............................     1,586,157      1,028,463      2,092,389      1,576,274        500,116         99,418
  Growth rate intra-fund transfers in ...            --             --             --             --             --             --
  Administrative charges ................            --           (157)            --            (70)            --            (15)
  Contract surrenders ...................       (31,343)          (275)      (133,294)       (29,678)        (1,964)            --
  Participant transfers to other funding
    options .............................    (3,113,985)       (27,323)    (3,741,953)      (533,358)      (651,062)        (6,522)
  Growth rate intra-fund transfers out ..            --             --             --             --             --             --
  Other receipts/(payments) .............            --             --             --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets
      resulting from unit transactions ..    (1,230,648)     1,129,822     (1,309,339)     1,177,322       (109,475)       102,300
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net assets    (1,162,092)     1,162,092     (1,205,575)     1,205,575       (104,414)       104,414
Net Assets:
  Beginning of year .....................     1,162,092             --      1,205,575             --        104,414             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $         --   $  1,162,092   $         --   $  1,205,575   $         --   $    104,414
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

  Travelers Mercury Large             Travelers MFS(R)             Travelers MFS(R)              Travelers MFS(R)
    Cap Core Subaccount         Mid Cap Growth Subaccount     Total Return Subaccount           Value Subaccount
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    (12,844)  $    (74,752)  $   (205,552)  $   (558,633)  $  1,457,775   $  1,531,825   $    (15,205)  $     11,855
    1,310,501         56,003      7,081,561        228,674      5,566,728      8,602,564        391,936        164,096

     (834,647)       707,068     (3,753,671)     3,107,755     (1,829,744)    (7,390,828)       (46,260)        (5,290)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      463,010        688,319      3,122,338      2,777,796      5,194,759      2,743,561        330,471        170,661
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      614,671      1,452,616      3,097,141      8,349,344     10,181,014     30,181,507        641,629      1,126,805

      437,754      2,303,135        910,364     54,831,817      4,441,253     16,650,743        539,270      2,445,231
      336,091        392,402      1,522,775      4,671,918      4,142,869     10,337,596        307,172        310,853
         (470)        (2,157)           (80)        (4,954)          (182)       (13,813)            (1)           (57)
     (512,511)    (1,131,294)    (5,525,905)   (14,334,430)   (14,296,160)   (36,935,352)      (325,129)      (494,813)

   (8,205,862)      (829,068)   (54,342,992)    (4,187,018)  (161,076,357)   (12,142,049)    (4,902,060)      (400,727)
     (336,091)      (392,402)    (1,522,775)    (4,671,918)    (4,142,869)   (10,337,595)      (307,172)      (310,853)
           --             --         (9,169)       (27,056)        (9,510)      (208,665)            --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

   (7,666,418)     1,793,232    (55,870,641)    44,627,703   (160,759,942)    (2,467,628)    (4,046,291)     2,676,439
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
   (7,203,408)     2,481,551    (52,748,303)    47,405,499   (155,565,183)       275,933     (3,715,820)     2,847,100

    7,203,408      4,721,857     52,748,303      5,342,804    155,565,183    155,289,250      3,715,820        868,720
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $         --   $  7,203,408   $         --   $ 52,748,303   $         --   $155,565,183   $         --   $  3,715,820
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                               Travelers Mondrian
                                              International Stock             Travelers Pioneer           Travelers Pioneer Mid
                                                   Subaccount                   Fund Subaccount            Cap Value Subaccount
                                           ---------------------------   ---------------------------   ---------------------------
                                               2006           2005           2006           2005           2006           2005
                                           ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) ..........  $  1,765,001   $   (554,983)  $      6,645   $     (9,608)  $       (106)  $        (62)
  Realized gain (loss) ..................    12,760,498        828,545        157,438         14,924          1,739            577
  Change in unrealized gain (loss)
    on investments ......................    (7,047,824)     3,646,510       (104,940)        39,100           (329)           329
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations ........................     7,477,675      3,920,072         59,143         44,416          1,304            844
                                           ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments .........     3,126,177      9,146,866         99,944        211,953          7,936          5,283
  Participant transfers from other
    funding options .....................     1,513,301      4,961,309        119,867        238,708          4,021         14,184
  Growth rate intra-fund transfers in ...     2,510,029      5,455,336         84,707        105,798             --             --
  Administrative charges ................          (275)        (4,913)            (2)           (47)            (1)            (2)
  Contract surrenders ...................    (4,818,913)   (14,517,298)       (78,338)      (135,583)          (277)           (68)
  Participant transfers to other
    funding options .....................   (57,408,850)    (4,167,182)    (1,130,238)       (94,177)       (33,225)             1
  Growth rate intra-fund transfers out ..    (2,510,029)    (5,455,336)       (84,707)      (105,798)            --             --
  Other receipts/(payments) .............       (14,104)      (234,743)            --             --             --             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ......................   (57,602,664)    (4,815,961)      (988,767)       220,854        (21,546)        19,398
                                           ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets ............................   (50,124,989)      (895,889)      (929,624)       265,270        (20,242)        20,242
Net Assets:
  Beginning of year .....................    50,124,989     51,020,878        929,624        664,354         20,242             --
                                           ------------   ------------   ------------   ------------   ------------   ------------
  End of year ...........................  $         --   $ 50,124,989   $         --   $    929,624   $         --   $     20,242
                                           ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

 Travelers Pioneer Strategic      Travelers Quality              Travelers Strategic     Travelers Style Focus Series:
       Income Subaccount            Bond Subaccount                Equity Subaccount       Small Cap Growth Subaccount
 ---------------------------   ---------------------------   ---------------------------   ---------------------------
     2006           2005           2006           2005           2006           2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

 $    (47,878)  $    362,551   $  1,707,495   $   (377,670)  $    (10,846)  $   (296,821)  $       (117)  $        (29)
     (152,868)        (7,450)    (2,275,082)      (137,968)    (7,134,146)    (3,003,315)         3,477            313

      343,753       (117,211)       333,150        657,829      9,185,790      3,322,328             68            (69)
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      143,007        237,890       (234,437)       142,191      2,040,798         22,192          3,428            215
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    1,285,606      2,531,458      1,790,921      5,868,627      2,370,324      7,644,144         14,455          6,668

    1,353,884      6,764,665      1,005,490      3,552,194        427,797      2,430,040         19,971          9,685
      236,310        301,938        832,887      2,109,110      1,782,280      3,939,136             --             --
         (255)        (3,081)          (437)        (4,780)           (78)        (3,919)            --             (1)
     (619,613)    (2,038,456)    (2,489,534)    (8,003,826)    (4,517,426)   (13,649,508)           (30)            --

  (14,174,790)    (1,466,358)   (30,890,207)    (4,254,946)   (45,600,636)    (4,717,733)       (54,391)            --
     (236,310)      (301,938)      (832,887)    (2,109,110)    (1,782,280)    (3,939,136)            --             --
           --        (11,574)       (13,209)      (101,862)           (13)       (44,222)            --             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


  (12,155,168)     5,776,654    (30,596,976)    (2,944,593)   (47,320,032)    (8,341,198)       (19,995)        16,352
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

  (12,012,161)     6,014,544    (30,831,413)    (2,802,402)   (45,279,234)    (8,319,006)       (16,567)        16,567

   12,012,161      5,997,617     30,831,413     33,633,815     45,279,234     53,598,240         16,567             --
 ------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
 $         --   $ 12,012,161   $         --   $ 30,831,413   $         --   $ 45,279,234   $         --   $     16,567
 ============   ============   ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                       Travelers Style Focus Series:   Travelers U.S. Government     Van Kampen LIT Comstock
                                         Small Cap Value Subaccount       Securities Subaccount        Subaccount (Class II)
                                        ---------------------------   ---------------------------   ---------------------------
                                            2006           2005           2006           2005           2006           2005
                                        ------------   ------------   ------------   ------------   ------------   ------------
Operations:
  Net investment income (loss) .......  $        (47)  $          2   $  2,135,809   $   (478,787)  $      3,111   $    (32,027)
  Realized gain (loss) ...............         3,582             21     (1,792,604)       306,087        731,224        168,087
  Change in unrealized gain (loss)
    on investments ...................           (92)            92     (1,738,491)     1,182,854        776,904        185,128
                                        ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations .....................         3,443            115     (1,395,286)     1,010,154      1,511,239        321,188
                                        ------------   ------------   ------------   ------------   ------------   ------------
Unit Transactions:
  Participant purchase payments ......         4,046          1,870      2,767,873      7,797,004      2,699,097      1,958,303
  Participant transfers from other
    funding options ..................       106,569             67      1,889,254     29,643,684      3,214,163      5,051,524
  Growth rate intra-fund transfers in             --             --        885,557      2,989,778        561,975        568,136
  Administrative charges .............            --             (1)           (85)        (9,169)        (1,655)        (1,793)
  Contract surrenders ................           (30)            --     (4,072,541)   (10,985,110)    (1,797,485)      (830,454)
  Participant transfers to other
    funding options ..................      (116,079)            --    (40,798,571)    (5,866,780)    (2,625,268)      (780,101)
  Growth rate intra-fund transfers out            --             --       (885,557)    (2,989,778)      (561,975)      (568,136)
  Other receipts/(payments) ..........            --             --         (4,149)      (120,431)            --             --
                                        ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions ...................        (5,494)         1,936    (40,218,219)    20,459,198      1,488,852      5,397,479
                                        ------------   ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) in net
      assets .........................        (2,051)         2,051    (41,613,505)    21,469,352      3,000,091      5,718,667
Net Assets:
  Beginning of year ..................         2,051             --     41,613,505     20,144,153      8,988,522      3,269,855
                                        ------------   ------------   ------------   ------------   ------------   ------------
  End of year ........................  $         --   $      2,051   $         --   $ 41,613,505   $ 11,988,613   $  8,988,522
                                        ============   ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT QPN
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Concluded)
                 For the years ended December 31, 2006 and 2005

      Van Kampen LIT
     Strategic Growth               VIP Contrafund(R)                VIP Mid Cap
   Subaccount (Class II)      Subaccount (Service Class 2)   Subaccount (Service Class 2)
 ---------------------------   ---------------------------   ---------------------------
     2006            2005           2006          2005           2006           2005
 ------------   ------------   ------------   ------------   ------------   ------------

 $    (46,325)  $    (42,830)  $    (51,412)  $   (267,346)  $   (759,393)  $   (620,280)
       92,980         76,562      4,902,651        474,704     10,554,549      1,683,000

        3,045        199,276       (461,416)     3,843,314     (1,754,004)     8,117,726
 ------------   ------------   ------------   ------------   ------------   ------------


       49,700        233,008      4,389,823      4,050,672      8,041,152      9,180,446
 ------------   ------------   ------------   ------------   ------------   ------------

      911,897        912,448     12,463,205      7,013,445     20,292,513     15,650,802

      449,584        471,683     16,226,967     12,104,504     18,870,749     20,359,377
      225,688        204,268      2,164,783      1,780,258      4,102,346      4,217,914
         (639)          (851)        (3,333)        (2,743)        (7,091)        (7,021)
     (721,146)      (700,772)    (9,930,911)    (5,461,811)   (18,332,586)   (11,335,030)

     (588,716)      (929,032)    (6,189,893)    (2,323,927)   (12,474,456)    (7,801,053)
     (225,688)      (204,268)    (2,164,783)    (1,780,258)    (4,102,346)    (4,217,914)
           --             --        (13,501)        (4,956)       (17,232)       (14,357)
 ------------   ------------   ------------   ------------   ------------   ------------


       50,980       (246,524)    12,552,534     11,324,512      8,331,897     16,852,718
 ------------   ------------   ------------   ------------   ------------   ------------

      100,680        (13,516)    16,942,357     15,375,184     16,373,049     26,033,164

    3,929,841      3,943,357     34,926,347     19,551,163     67,798,859     41,765,695
 ------------   ------------   ------------   ------------   ------------   ------------
 $  4,030,521   $  3,929,841   $ 51,868,704   $ 34,926,347   $ 84,171,908   $ 67,798,859
============ ============ ============ ============ ============ ============

   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN") (formerly, The Travelers Separate Account QPN for Variable Annuities) is a separate account of MetLife Insurance Company of Connecticut (the "Company") (formerly, The Travelers Insurance Company), a wholly owned subsidiary of MetLife, Inc., a Delaware corporation, and is available for funding certain variable annuity contracts issued by the Company. Separate Account QPN, established on December 26, 1995, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The products supported by Separate Account QPN are Unregistered Gold Track, Unregistered Gold Track
Express, Unallocated Group Variable Annuity Contract, Blueprint, Blueprint II and MetLife Retirement Perspectives (formerly, Travelers Retirement Perspectives).

Separate Account QPN is divided into Subaccounts, each of which is treated as an individual separate account for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolios, series and funds (with the same name) of registered investment management companies (collectively, the "Funds") which are presented below. For convenience, the portfolios, series or funds are referred to as "portfolios".

      American Funds Insurance Series
      Dreyfus Variable Investment Fund
      Franklin Templeton Variable Insurance Products Trust
      Janus Aspen Series
      Legg Mason Partners Investment Funds, Inc.
      Legg Mason Partners Investment Series
      Legg Mason Partners Investment Trust
      Legg Mason Partners Variable Portfolios V
      Legg Mason Partners Variable Portfolios I, Inc.
      Legg Mason Partners Variable Portfolios II
      Legg Mason Partners Variable Portfolios III, Inc.
      Lord Abbett Series Fund, Inc.
      Met Investors Series Trust
      MetLife Investment Funds, Inc.
      Metropolitan Series Fund, Inc.
      PIMCO Variable Insurance Trust
      Putnam Variable Trust
      Templeton Growth Fund, Inc. - Class A
      Van Kampen Life Investment Trust
      Variable Insurance Products Fund

Participant purchase payments applied to Separate Account QPN are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2006 (the share class indicated in parentheses is that of the portfolio in which the Subaccount invests):

      American Funds Global Growth Subaccount (Class 2)
      American Funds Growth Subaccount (Class 2)
      American Funds Growth-Income Subaccount (Class 2)
      Dreyfus VIF Appreciation Subaccount (Initial Shares)
      Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
      FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2)

      FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
      Janus Aspen Global Life Sciences Subaccount (Service Shares)
      Janus Aspen Global Technology Subaccount (Service Shares)
      Janus Aspen Mid Cap Growth Subaccount (Service Shares)
      LMPIF Investment Grade Bond Subaccount (Class A)
      LMPIF Small Cap Value Subaccount (Class A)
      LMPIS Growth and Income Subaccount
      LMPIS Premier Selections All Cap Growth Subaccount
      LMPIT S&P 500 Index Subaccount (Class A)
      LMPVPI All Cap Subaccount (Class I)
      LMPVPI Global High Yield Bond Subaccount (Class I)
      LMPVPI Investors Subaccount (Class I)
      LMPVPI Total Return Subaccount (Class I)
      LMPVPII Appreciation Subaccount
      LMPVPII Diversified Strategic Income Subaccount
      LMPVPII Equity Index Subaccount (Class II)
      LMPVPIII Adjustable Rate Income Subaccount
      LMPVPIII Aggressive Growth Subaccount
      LMPVPIII Large Cap Growth Subaccount
      LMPVPIII Money Market Subaccount
      LMPVPIII Social Awareness Stock Subaccount
      LMPVPV Small Cap Growth Opportunities Subaccount
      Lord Abbett Growth and Income Subaccount (Class VC)
      Lord Abbett Mid-Cap Value Subaccount (Class VC)
      MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
      MIST BlackRock High Yield Subaccount (Class A)
      MIST BlackRock Large-Cap Core Subaccount (Class A)
      MIST Dreman Small-Cap Value Subaccount (Class A)
      MIST Harris Oakmark International Subaccount (Class A)
      MIST Janus Capital Appreciation Subaccount (Class A)
      MIST Legg Mason Partners Managed Assets Subaccount (Class A)
      MIST Lord Abbett Bond Debenture Subaccount (Class A)
      MIST Lord Abbett Growth and Income Subaccount (Class B)
      MIST Met/AIM Capital Appreciation Subaccount (Class A)
      MIST Met/AIM Small Cap Growth Subaccount (Class A)
      MIST MFS(R)Value Subaccount (Class A)
      MIST Neuberger Berman Real Estate Subaccount (Class A)
      MIST Pioneer Fund Subaccount (Class A)
      MIST Pioneer Mid-Cap Value Subaccount (Class A)
      MIST Pioneer Strategic Income Subaccount (Class A)
      MIST Third Avenue Small Cap Value Subaccount (Class B)
      MetLife Investment Diversified Bond Subaccount (Class I)
      MetLife Investment International Stock Subaccount (Class I)
      MetLife Investment Large Company Stock Subaccount (Class I)
      MetLife Investment Small Company Stock Subaccount (Class I)
      MSF BlackRock Aggressive Growth Subaccount (Class D)
      MSF BlackRock Bond Income Subaccount (Class A)
      MSF BlackRock Money Market Subaccount (Class A)*

      MSF FI Large Cap Subaccount (Class A)
      MSF FI Value Leaders Subaccount (Class D)
      MSF MetLife Aggressive Allocation Subaccount (Class B)
      MSF MetLife Conservative Allocation Subaccount (Class B)
      MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
      MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS(R)Total Return Subaccount (Class F)
      MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
      MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Real Return Subaccount (Administrative Class)
      PIMCO VIT Total Return Subaccount (Administrative Class)
      Putnam VT Small Cap Value Subaccount (Class IB)
      Templeton Growth Fund Subaccount (Class A)
      Van Kampen LIT Comstock Subaccount (Class II)
      Van Kampen LIT Strategic Growth Subaccount (Class II)
      VIP Contrafund(R)Subaccount (Service Class 2)
      VIP Mid Cap Subaccount (Service Class 2)

*     No net assets as of December 31, 2006

The operations of the Subaccounts changed as follows during the years ended December 31, 2006 and 2005:

For the year ended December 31, 2006:

Name Change:

      Old Name                                                          New Name
      --------                                                          --------
      CitiStreet Diversified Bond Subaccount                            MetLife Investment Diversified Bond Subaccount
      CitiStreet International Stock Subaccount                         MetLife Investment International Stock Subaccount
      CitiStreet Large Company Stock Subaccount                         MetLife Investment Large Company Stock Subaccount
      CitiStreet Small Company Stock Subaccount                         MetLife Investment Small Company Stock Subaccount
      Greenwich Street Appreciation Subaccount                          LMPVPII Appreciation Subaccount
      Greenwich Street Diversified Strategic Income Subaccount          LMPVPII Diversified Strategic Income Subaccount
      Greenwich Street Equity Index Subaccount                          LMPVPII Equity Index Subaccount
      Salomon Brothers Variable All Cap Subaccount                      LMPVPI All Cap Subaccount
      Salomon Brothers Variable High Yield Bond Subaccount              LMPVPI High Yield Bond Subaccount
      Salomon Brothers Variable Investors Subaccount                    LMPVPI Investors Subaccount
      Salomon Brothers Variable Total Return Subaccount                 LMPVPI Total Return Subaccount
      Smith Barney Investment Grade Bond Subaccount                     LMPIF Investment Grade Bond Subaccount
      Smith Barney Small Cap Value Subaccount                           LMPIF Small Cap Value Subaccount
      Smith Barney Growth and Income Subaccount                         LMPIS Growth and Income Subaccount
      Smith Barney Premier Selections All Cap Growth Subaccount         LMPIS Premier Selections All Cap Growth Subaccount
      Smith Barney S&P 500 Index Shares Subaccount                      LMPIT S&P 500 Index Subaccount
      SB Adjustable Rate Income Subaccount                              LMPVPIII Adjustable Rate Income Subaccount
      Smith Barney Aggressive Growth Subaccount                         LMPVPIII Aggressive Growth Subaccount
      Smith Barney Large Capitalization Growth Subaccount               LMPVPIII Large Cap Growth Subaccount
      Smith Barney Money Market Subaccount                              LMPVPIII Money Market Subaccount
      Social Awareness Stock Subaccount                                 LMPVPIII Social Awareness Stock Subaccount
      Smith Barney Small Cap Growth Opportunities Subaccount            LMPVPV Small Cap Growth Opportunities Subaccount
      Van Kampen Emerging Growth Subaccount                             Van Kampen LIT Strategic Growth Subaccount
      Mercury Large Cap Core Subaccount                                 BlackRock Large Cap Core Subaccount
      Federated High Yield Subaccount                                   BlackRock High Yield Subaccount
      LMPVPI High Yield Bond Subaccount                                 LMPVPI Global High Yield Subaccount

Mergers:

      Old Portfolio                                                     New Portfolio
      -------------                                                     -------------
      Capital Appreciation Fund (a)                                     Janus Capital Appreciation Portfolio (b)
      High Yield Bond Trust (a)                                         Western Assets Management High Yield Bond Portfolio (b)
      Managed Assets Trust (a)                                          Legg Mason Partners Managed Assets Portfolio (b)
      Travelers AIM Capital Appreciation Portfolio (a)                  Met/AIM Capital Appreciation Portfolio (b)
      Travelers Convertible Securities Portfolio (a)                    Lord Abbett Bond Debenture Portfolio (b)
      Travelers Disciplined Mid Cap Stock Portfolio (a)                 Batterymarch Mid Cap Stock Portfolio (b)
      Travelers Federated High Yield Portfolio (a)                      BlackRock High Yield Portfolio (b)
      Travelers Mercury Large Cap Core Portfolio (a)                    BlackRock Large Cap Core Portfolio (b)
      Travelers MFS Value Portfolio (a)                                 MFS Value Portfolio (b)
      Travelers Mondrian International Stock Portfolio (a)              Harris Oakmark International Portfolio (b)
      Travelers Pioneer Portfolio (a)                                   Pioneer Fund Portfolio (b)
      Travelers Pioneer Mid-Cap Value Portfolio (a)                     Pioneer Mid-Cap Value Portfolio (b)
      Travelers Pioneer Strategic Income Portfolio (a)                  Pioneer Strategic Income Portfolio (b)
      Travelers Style Focus: Small Cap Value Portfolio (a)              Dreman Small Cap Value Portfolio (b)
      Travelers Equity Income Portfolio (a)                             FI Value Leaders Portfolio (b)
      Travelers Large Cap Portfolio (a)                                 FI Large Cap Portfolio (b)
      Travelers Managed Allocation Conservative Portfolio (a)           MetLife Conservative Allocation Portfolio (b)
      Travelers Managed Allocation Moderate-Conservative                MetLife Conservative to Moderate Allocation Portfolio (b)
      Portfolio (a)
      Travelers Managed Allocation Moderate Portfolio (a)               MetLife Moderate Allocation Portfolio (b)
      Travelers Managed Allocation Moderate-Aggressive                  MetLife Moderate to Aggressive Allocation Portfolio (b)
      Portfolio (a)
      Travelers Managed Allocation Aggressive Portfolio (a)             MetLife Aggressive Allocation Portfolio (b)
      Travelers MFS Mid Cap Growth Portfolio (a)                        BlackRock Aggressive Growth Portfolio (b)
      Travelers MFS Total Return Portfolio (a)                          MSF MFS Total Return Portfolio (b)
      Travelers Strategic Equity Portfolio (a)                          FI Large Cap Portfolio (b)
      Travelers Quality Bond Portfolio (a)                              BlackRock Bond Income Portfolio (b)
      Travelers U.S. Government Securities Portfolio (a)                Western Asset Management U.S. Government Portfolio (b)

      (a) For the period January 1, 2006 to April 30, 2006

      (b) For the period May 1, 2006 to December 31, 2006

Substitutions:

      Old Portfolio                                                     New Portfolio
      -------------                                                     -------------
      Delaware VIP REIT Portfolio (c)                                   Neuberger Berman Real Estate Portfolio (c)
      Janus Aspen Growth and Income Portfolio (c)                       T. Rowe Price Large Cap Growth Portfolio (c)
      AllianceBernstein Large Cap Growth Portfolio (c)                  T. Rowe Price Large Cap Growth Portfolio (c)
      Mutual Shares Securities Portfolio (c)                            Lord Abbett Growth and Income Portfolio (c)
      Oppenheimer Main Street/VA Portfolio (c)                          Lord Abbett Growth and Income Portfolio (c)
      Lazard Retirement Small Cap Portfolio (e)                         Third Avenue Small Cap Value Portfolio (f)
      AllianceBernstein Growth and Income Portfolio (c)                 Lord Abbett Growth and Income Portfolio (c)

      (c)  For the period January 1, 2006 to April 30, 2006
      (d)  For the period May 1, 2006 to December 31, 2006
      (e)  For the period January 1, 2006 to November 12, 2006
      (f)  For the period November 13, 2006 to December 31, 2006

For the year ended December 31, 2005:

Mergers:

      Old Portfolio                                                     New Portfolio
      -------------                                                     -------------
      AIM Charter Portfolio                                             Greenwich Street Appreciation Portfolio
      AIM Constellation Portfolio                                       Travelers AIM Capital Appreciation Portfolio

1. BUSINESS -- (Concluded)

For the year ended December 31, 2005 -- (Continued):

Mergers -- (Continued):

      Old Portfolio Name                                                New Portfolio Name
      ------------------                                                ------------------
      AllianceBernstein Growth & Income Portfolio                       AllianceBernstein Growth & Income Portfolio
      Dreyfus A Bonds Plus Portfolio                                    Travelers U.S. Government Securities Portfolio
      Advisor Growth Opportunities Portfolio                            Appreciation Portfolio
      Worldwide Growth Portfolio                                        AFIS Global Growth Portfolio
      Neuberger Berman Guardian Portfolio                               AFIS Growth Income Portfolio
      Neuberger Berman Partners Portfolio                               Lord Abbott Growth & income Portfolio
      PBHG Growth Portfolio                                             Janus Aspen Mid Cap Growth Portfolio
      Putnam VT International Equity Portfolio                          FTVIP Templeton Foreign Securities Portfolio
      Smith Barney Social Awareness Portfolio                           Travelers Social Awareness Stock Portfolio
      Smith Barney U.S. Government Securities Portfolio                 Travelers U.S. Government Securities Portfolio
      Dreyfus Disciplined Stock Portfolio                               Greenwich Street Equity Index Portfolio
      Travelers MFS(R) Emerging Growth Portfolio                        Travelers MFS(R) Mid Cap Growth Portfolio
      Van Kampen LIT Enterprise Portfolio                               Travelers Large Cap Portfolio
      Dynamic Capital Appreciation Portfolio                            Salomon Brothers Variable All Cap Portfolio
      Travelers Style Focus Series: Small Cap Growth Portfolio          Met/AIM Small Cap Growth Subaccount

Additions:

      Travelers High Yield Bond Subaccount
      Travelers Managed Allocation Aggressive
      Travelers Managed Allocation Conservative Subaccount
      Travelers Managed Allocation Moderate Subaccount
      Travelers Managed Allocation Moderate-Aggressive Subaccount
      Travelers Managed Allocation Moderate-Conservative Subaccount Travelers Managed Assets Subaccount
      Travelers Pioneer Mid Cap Value Subaccount
      Travelers Real Return Subaccount
      Travelers Style Focus Small Cap Growth Subaccount
      Travelers Style Focus Small Cap Value Subaccount

Not all funds may be available in all states or to all contract owners.

This report is prepared for the general information of contract owners and is not an offer of units of Separate Account QPN or shares of Separate Account QPN's underlying funds. It should not be used in connection with any offer except in conjunction with the prospectus for Separate Account QPN product(s) offered by the Company and the prospectuses for the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Separate Account QPN in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost which approximates fair value. Changes in fair values are recorded in the Statement of Operations.

Security transactions are recorded on the trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

Included in "other receipts/(payments)" in the Statement of Changes in Net Assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

2. SIGNIFICANT ACCOUNTING POLICIES -- (Concluded)

The operations of Separate Account QPN form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code of 1986 (the "Code"). Under existing federal income tax law, no taxes are payable on the earnings of Separate Account QPN. Separate Account QPN is not taxed as a "regulated investment company" under Subchapter M of the Code.

Net assets allocated to contracts in the payout period are computed according to the 1994 Group Annuity Mortality Table. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

The financial highlights disclosure is comprised of the units, unit values, net assets, investment income ratio, expense ratios and total returns for each Subaccount. Since each Subaccount offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the Subaccount for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of accumulation and/or annuity unit values:

      -     Mortality and Expense Risks assumed by the Company ("M&E")

      -     Administrative fees paid for administrative expenses ("ADM")

The table below displays separate account charges with their associated products offered in Separate Account QPN for each funding option:


                                                                                                                              Asset-
                                                                                                                              based
                                                                                                                             Charges
                                                                                                                            --------
        Separate Account Charge (1)             Product                                                                        M&E
     ---------------------------------          --------                                                                   ---------
Separate Account Charge 0.15%                   MetLife Retirement Perspectives (Unregistered) (notes 2-3)                   0.15%

Separate Account Charge 0.25%                   MetLife Retirement Perspectives (Unregistered) (notes 2-3)                   0.25%

Separate Account Charge 0.35%                   MetLife Retirement Perspectives (Unregistered) (notes 2-3)                   0.35%

Separate Account Charge 0.45%                   MetLife Retirement Perspectives (Unregistered) (notes 2-3)                   0.45%
                                                Unregistered Gold Track                   0.45%

Separate Account Charge 0.60%                   MetLife Retirement Perspectives (Unregistered) (notes 2-3)                   0.60%
                                                Unregistered Gold Track                   0.60%

Separate Account Charge 0.80%                   Blueprint I (notes 2-3)                                                      0.80%
                                                MetLife Retirement Perspectives (Registered) (notes 2-3)                     0.80%
                                                Unregistered Gold Track                   0.80%

Separate Account Charge 0.85%                   Blueprint I (notes 2-3)                                                      0.85%
                                                Blueprint II (notes 2-3)                  0.85%
                                                Unallocated Group Variable Annuity Contract (notes 2-3)                      0.85%
                                                Unregistered Gold Track Express (notes 2-3)0.85%

3. CONTRACT CHARGES -- (Concluded)

Separate Account QPN

                                                                                                                              Asset-
                                                                                                                              based
                                                                                                                             Charges
                                                                                                                            --------
        Separate Account Charge (1)             Product                                                                        M&E
     ---------------------------------          --------                                                                   ---------
Separate Account Charge 1.00%                   Blueprint I (notes 2-3)                                                      1.00%
                                                Blueprint II (notes 2-3)                                                     1.00%
                                                Unallocated Group Variable Annuity Contract (notes 2-3)                      1.00%
                                                Unregistered Gold Track Express (notes 2-3)                                  1.00%

Separate Account Charge 1.05%                   Blueprint I (notes 2-3)                                                      1.05%
                                                MetLife Retirement Perspectives (Registered) (notes 2-3)                     1.05%
                                                Unregistered Gold Track                                                      1.05%

Separate Account Charge 1.10%                   Blueprint I (notes 2-3)                                                      1.10%
                                                Blueprint II (notes 2-3)                                                     1.10%
                                                Unallocated Group Variable Annuity Contract (notes 2-3)                      1.10%
                                                Unregistered Gold Track Express (notes 2-3)                                  1.10%

Separate Account Charge 1.20%                   Blueprint I (notes 2-3)                                                      1.20%
                                                Blueprint II (notes 2-3)                                                     1.20%
                                                Unallocated Group Variable Annuity Contract (notes 2-3)                      1.20%
                                                Unregistered Gold Track Express (notes 2-3)                                  1.20%

Separate Account Charge 1.30%                   Blueprint I (notes 2-3)                                                      1.30%
                                                Blueprint II (notes 2-3)                                                     1.30%
                                                MetLife Retirement Perspectives (Registered) (notes 2-3)                     1.30%
                                                Unallocated Group Variable Annuity Contract (notes 2-3)                      1.30%
                                                Unregistered Gold Track                                                      1.30%
                                                Unregistered Gold Track Express (notes 2-3)                                  1.30%

Separate Account Charge 1.50%                   Blueprint I (notes 2-3)                                                      1.50%
                                                Blueprint II (notes 2-3)                                                     1.50%
                                                MetLife Retirement Perspectives (Registered) (notes 2-3)                     1.50%
                                                Blueprint II (notes 2-3)                                                     1.50%
                                                Unregistered Gold Track                                                      1.50%
                                                Unregistered Gold Track Express (notes 2-3)1.50%

(1) Certain accumulation and annuity unit values may not be available through certain Subaccounts.
(2) An amount equal to the underlying fund expenses that are in excess of 0.90% is being waived for the Harris Oakmark International Subaccount (Class A) of the Met Investors Series Trust.
(3) A waiver of 0.15% of the M&E charge applies to the Subaccount investing in the Western Asset Management U.S. Government Subaccount (Class A) of the Metropolitan Series Fund, Inc.

For allocated contracts in the accumulation phase, a semi-annual charge of $15 (prorated for partial periods) may be assessed through the redemption of units and paid to the Company to cover administrative charges.

No sales charge is deducted from participant purchase payments when they are received. However, as negotiated, the Company may assess a contingent deferred sales charge for contracts issued prior to May 24, 2005, (up to 5.5% if a participant's purchase payment is surrendered within five years of its payment date) or, depending upon the issue date, a surrender charge (up to 5% if a participant's payment is surrendered within eight years of its payment date).

For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus.

4. STATEMENT OF INVESTMENTS

                                                                                As of and for the period ended December 31, 2006
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
Templeton Growth Fund, Inc. (6.3%)
  Templeton Growth Fund Subaccount (Cost $135,182,944)
    Total (Cost $135,182,944)                                                6,615,149   $169,744,727   $ 23,878,156   $ 27,725,411
                                                                          ============   ============   ============   ============
AllianceBernstein Variable Products Series Fund, Inc. (0.0%)
  AllianceBernstein Growth and Income Subaccount (Class B) (Cost $0)                --   $         --   $  1,470,279   $125,333,741
  AllianceBernstein Large-Cap Growth Subaccount (Class B) (Cost $0)                 --             --        891,276      4,894,734
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                 --   $         --   $  2,361,555   $130,228,475
                                                                          ============   ============   ============   ============
American Funds Insurance Series (4.1%)
  American Funds Global Growth Subaccount (Class 2) (Cost $18,222,601)         952,876   $ 22,192,483   $ 10,246,390   $  1,496,225
  American Funds Growth Subaccount (Class 2) (Cost $46,939,176)                843,925     54,078,687     24,248,939      3,175,923
  American Funds Growth-Income Subaccount (Class 2) (Cost $30,722,713)         817,923     34,508,188     12,742,014      2,274,282
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $95,884,490)                                                 2,614,724   $110,779,358   $ 47,237,343   $  6,946,430
                                                                          ============   ============   ============   ============
Capital Appreciation Fund (0.0%)
  Capital Appreciation Fund
    Total (Cost $0)                                                                 --   $         --   $ 10,477,273   $229,661,428
                                                                          ============   ============   ============   ============
Delaware VIP Trust (0.0%)
  Delaware VIP REIT Subaccount (Standard Class)
    Total (Cost $0)                                                                 --   $         --   $  4,085,289   $ 23,012,211
                                                                          ============   ============   ============   ============
Dreyfus Variable Investment Fund (4.3%)
  Dreyfus VIF Appreciation Subaccount (Initial Shares)
    (Cost $33,734,380)                                                         961,465   $ 40,910,332   $  3,015,744   $ 12,595,711
  Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
    (Cost $68,526,465)                                                       1,778,842     74,764,727     10,729,365
                                                                                                                         21,507,735
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $102,260,845)                                                2,740,307   $115,675,059   $ 13,745,109   $ 34,103,446
                                                                          ============   ============   ============   ============
Franklin Templeton Variable Insurance Products Trust (2.5%)
  FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2)
    (Cost $7,042,230)                                                          401,458   $  8,884,267   $  1,607,430   $  1,919,414
  FTVIPT Mutual Shares Securities Subaccount (Class 2) (Cost $0)                    --             --      2,059,343     10,634,961
  FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)
    (Cost $26,910,178)                                                       2,584,323     35,637,819     16,620,254      6,213,009
  FTVIPT Templeton Foreign Securities Subaccount (Class 2)
    (Cost $18,474,280)                                                       1,250,539     23,410,099      7,435,487      2,849,445
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $52,426,688)                                                 4,236,320   $ 67,932,185   $ 27,722,514   $ 21,616,829
                                                                          ============   ============   ============   ============
High Yield Bond Trust (0.0%)
  High Yield Bond Trust
    Total (Cost $0)                                                                 --   $         --   $    303,482   $    335,527
                                                                          ============   ============   ============   ============
Janus Aspen Series (1.4%)
  Janus Aspen Global Life Sciences Subaccount (Service Shares)
    (Cost $3,712,648)                                                          485,123   $  4,560,159   $    769,746   $  1,794,135
  Janus Aspen Global Technology Subaccount (Service Shares)
    (Cost $3,620,670)                                                          946,344      4,040,888        544,099        994,897
  Janus Aspen Growth and Income Subaccount (Service Shares) (Cost $0)               --             --      1,010,534      9,395,472
  Janus Aspen Mid Cap Growth Subaccount (Service Shares)
    (Cost $ 22,986,094)                                                        917,944     29,548,609      2,891,109      8,219,115
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $30,319,412)                                                 2,349,411   $ 38,149,656   $  5,215,488   $ 20,403,619
                                                                          ============   ============   ============   ============
Lazard Retirement Series, Inc. (0.0%)
  Lazard Retirement Small Cap Subaccount
    Total (Cost $0)                                                                 --   $         --   $  4,966,955   $ 10,875,303
                                                                          ============   ============   ============   ============
Legg Mason Partners Investment Funds, Inc. (1.3%)
  LMPIF Investment Grade Bond Subaccount (Class A)
    Total (Cost $36,546,274)                                                 2,922,957   $ 35,543,158   $  4,584,059   $ 12,680,401
                                                                          ============   ============   ============   ============
Legg Mason Partners Investment Series (0.7%)
  LMPIS Growth and Income Subaccount (Cost $1,616,417)                         176,988   $  1,941,563   $    585,646   $    542,721
  LMPIS Premier Selections All Cap Growth Subaccount (Cost $14,992,875)      1,300,094     17,395,256      1,505,649      5,969,530
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $16,609,292)                                                 1,477,082   $ 19,336,819   $  2,091,295   $  6,512,251
                                                                          ============   ============   ============   ============
Legg Mason Partners Investment Trust (2.1%)
  LMPIT S&P 500 Index Subaccount (Class A)
    Total (Cost $48,412,654)                                                 4,003,643   $ 57,492,315   $  3,900,934   $ 13,809,509
                                                                          ============   ============   ============   ============

                                                                                        As of and for the period ended
                                                                                        December 31, 2006 - (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
Legg Mason Partners Variable Portfolios V (0.4%)
  LMPVPV Small Cap Growth Opportunities Subaccount
    Total (Cost $10,020,688)                                                   936,716   $ 10,706,665   $  4,429,221   $  3,402,073
                                                                          ============   ============   ============   ============
Legg Mason Partners Variable Portfolios I, Inc. (5.6%)
  LMPVPI All Cap Subaccount (Class I) (Cost $29,713,061)                     1,929,938   $ 37,672,390   $  4,150,528   $  7,739,191
  LMPVPI Global High Yield Bond Subaccount (Class I) (Cost $23,028,528)      2,440,549     23,990,599      4,477,367      5,475,141
  LMPVPI Investors Subaccount (Class I) (Cost $45,726,662)                   3,556,473     58,859,623      5,049,589     14,931,385
  LMPVPI Total Return Subaccount (Class I) (Cost $26,318,231)                2,462,967     30,245,239      3,245,026     11,436,744
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $124,786,482)                                               10,389,927   $150,767,851   $ 16,922,510   $ 39,582,461
                                                                          ============   ============   ============   ============
Legg Mason Partners Variable Portfolios II (5.3%)
  LMPVPII Appreciation Subaccount (Cost $60,310,470)                         2,650,607   $ 70,903,730   $  6,226,063   $ 14,603,197
  LMPVPII Diversified Strategic Income Subaccount (Cost $6,238,341)            672,039      6,001,309      1,027,766      2,166,755
  LMPVPII Equity Index Subaccount (Class II) (Cost $53,737,787)              1,917,761     65,453,176      6,173,730     15,293,442
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $120,286,598)                                                5,240,407   $142,358,215   $ 13,427,559   $ 32,063,394
                                                                          ============   ============   ============   ============
Legg Mason Partners Variable Portfolios III, Inc. (15.2%)
  LMPVPIII Adjustable Rate Income Subaccount (Cost $1,743,112)                 172,854   $  1,707,801   $  1,162,110   $    520,156
  LMPVPIII Aggressive Growth Subaccount (Cost $110,920,565)                  9,129,241    147,528,528      6,613,801     37,442,335
  LMPVPIII Large Cap Growth Subaccount (Cost $30,188,866)                    2,191,696     34,563,041      2,428,971     12,215,617
  LMPVPIII Money Market Subaccount (Cost $217,612,005)                     217,612,005    217,612,005     63,072,360     64,833,342
  LMPVPIII Social Awareness Stock Subaccount (Cost $8,190,254)                 357,362      9,645,212        903,341      3,100,451
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $368,654,802)                                              229,463,158   $411,056,587   $ 74,180,583   $118,111,901
                                                                          ============   ============   ============   ============
Lord Abbett Series Fund, Inc. (1.3%)
  Lord Abbett Growth and Income Subaccount (Class VC)
    (Cost $20,608,213)                                                         754,112   $ 22,125,651   $  6,604,338   $  4,129,040
  Lord Abbett Mid-Cap Value Subaccount (Class VC) (Cost $12,610,162)           605,057     13,178,133      4,460,551      3,227,194
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $33,218,375)                                                 1,359,169   $ 35,303,784   $ 11,064,889   $  7,356,234
                                                                          ============   ============   ============   ============
Managed Assets Trust (0.0%)
  Managed Assets Trust
    Total (Cost $0)                                                                 --   $         --   $     65,350   $    116,169
                                                                          ============   ============   ============   ============
Met Investors Series Trust (20.7%)
  MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
    (Cost $24,799,727)                                                       1,230,738   $ 23,913,230   $ 31,055,107   $  5,781,149
  MIST BlackRock High Yield Subaccount (Class A) (Cost $8,662,387)           1,032,345      9,208,521     10,235,517      1,606,465
  MIST BlackRock Large-Cap Core Subaccount (Class A) (Cost $6,584,104)         629,530      7,050,731      8,513,147      1,957,566
  MIST Dreman Small-Cap Value Subaccount (Class A) (Cost $631,246)              49,508        681,719        706,884         76,498
  MIST Harris Oakmark International Subaccount (Class A)
    (Cost $56,332,196)                                                       3,295,202     62,707,694     63,580,556      7,381,570
  MIST Janus Capital Appreciation Subaccount (Class A)
    (Cost $181,619,680)                                                      2,425,224    188,294,414    217,373,842     34,783,544
  MIST Legg Mason Partners Managed Assets Subaccount (Class A)
    (Cost $103,182)                                                              5,876        106,183        218,582        117,522
  MIST Lord Abbett Bond Debenture Subaccount (Class A)
    (Cost $3,145,739)                                                          263,275      3,293,566      3,473,693        331,616
  MIST Lord Abbett Growth and Income Subaccount (Class B)
    (Cost $119,823,810)                                                      4,456,766    130,137,578    139,711,654     20,321,377
  MIST Met/AIM Capital Appreciation Subaccount (Class A)
    (Cost $74,204,403)                                                       6,098,280     66,044,373     88,652,549     13,720,453
  MIST Met/AIM Small Cap Growth Subaccount (Class A) (Cost $322,543)            24,925        337,229        323,281            744
  MIST MFS(R) Value Subaccount (Class A) (Cost $10,189,328)                    744,405     10,600,324     10,779,561        592,289
  MIST Neuberger Berman Real Estate Subaccount (Class A)
    (Cost $26,704,119)                                                       1,752,065     31,764,940     29,061,159      2,572,745
  MIST Pioneer Fund Subaccount (Class A) (Cost $1,679,978)                     121,964      1,784,334      1,906,762        225,456
  MIST Pioneer Mid-Cap Value Subaccount (Class A) (Cost $134,926)               12,131        144,845        150,602         16,046
  MIST Pioneer Strategic Income Subaccount (Class A) (Cost $15,643,487)      1,646,823     15,578,946     16,804,684      1,186,459
  MIST Third Avenue Small Cap Value Subaccount (Class B)
    (Cost $10,332,129)                                                         606,799     10,570,437     10,709,944        387,104
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $540,912,984)                                               24,395,856   $562,219,064   $633,257,524   $ 91,058,603
                                                                          ============   ============   ============   ============

                                                                                        As of and for the period ended
                                                                                        December 31, 2006 - (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
MetLife Investment Funds, Inc. (2.3%)
  MetLife Investment Diversified Bond Subaccount (Class I)
    (Cost $18,416,874)                                                       1,575,716   $ 18,420,118   $  4,012,929   $  4,407,199
  MetLife Investment International Stock Subaccount (Class I)
    (Cost $11,288,512)                                                         818,254     15,563,197      5,170,704
                                                                                                                          2,721,754
  MetLife Investment Large Company Stock Subaccount (Class I)
    (Cost $10,134,384)                                                         932,306     12,772,599      2,161,485      2,138,635
  MetLife Investment Small Company Stock Subaccount (Class I)
    (Cost $14,207,257)                                                       1,134,444     16,256,575      4,388,373
                                                                                                                          4,134,162
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $54,047,027)                                                 4,460,720   $ 63,012,489   $ 15,733,491   $ 13,401,750
                                                                          ============   ============   ============   ============
Metropolitan Series Fund, Inc. (16.4%)
  MSF BlackRock Aggressive Growth Subaccount (Class D)
    (Cost $44,239,884)                                                       1,836,195   $ 43,701,451   $ 53,710,818   $  8,904,241
  MSF BlackRock Bond Income Subaccount (Class A) (Cost $25,828,825)            249,312     27,077,782     31,423,351      5,732,088
  MSF FI Large Cap Subaccount (Class A) (Cost $85,283,793)                   5,783,821     87,451,370    102,549,534     16,601,299
  MSF FI Value Leaders Subaccount (Class D) (Cost $48,885,258)                 243,992     50,738,075     57,543,367      8,500,075
  MSF MetLife Aggressive Allocation Subaccount (Class B)
    (Cost $3,775,301)                                                          326,628      3,997,921      3,849,098         75,064
  MSF MetLife Conservative Allocation Subaccount (Class B)
    (Cost $1,368,987)                                                          134,210      1,414,576      1,495,525        129,771
  MSF MetLife Conservative to Moderate Allocation Subaccount (Class B)
    (Cost $3,506,266)                                                          327,543      3,609,524      3,919,874        416,911
  MSF MetLife Moderate Allocation Subaccount (Class B)
    (Cost $11,365,781)                                                       1,036,504     11,899,070     12,287,486        958,244
  MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
    (Cost $13,680,821)                                                       1,208,541     14,429,976     14,441,336        759,176
  MSF MFS(R) Total Return Subaccount (Class F) (Cost $140,471,056)             976,449    151,710,923    162,743,463     22,933,562
  MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
    (Cost $12,791,948)                                                         910,968     13,837,599     15,172,268      2,363,843
  MSF Western Asset Management High Yield Bond Subaccount (Class A)
    (Cost $835,639)                                                             86,356        890,326      1,019,708        186,028
  MSF Western Asset Management U.S. Government Subaccount (Class A)
    (Cost $32,565,231)                                                       2,763,496     33,990,996     38,984,820      6,542,038
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $424,598,790)                                               15,884,015   $444,749,589   $499,140,648   $ 74,102,340
                                                                          ============   ============   ============   ============
Oppenheimer Variable Account Funds (0.0%)
  Oppenheimer Main Street/VA Subaccount ( Service Shares)
    Total (Cost $0)                                                                 --   $         --   $    447,924   $  9,853,876
                                                                          ============   ============   ============   ============
PIMCO Variable Insurance Trust (1.9%)
  PIMCO VIT Real Return Subaccount (Administrative Class)
    (Cost $710,324)                                                             57,387   $    684,622   $    689,433   $     44,139
  PIMCO VIT Total Return Subaccount (Administrative Class)
    (Cost $51,618,261)                                                       5,005,312     50,653,753      9,669,544      9,706,824
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $52,328,585)                                                 5,062,699   $ 51,338,375   $ 10,358,977   $  9,750,963
                                                                          ============   ============   ============   ============
Putnam Variable Trust (2.0%)
  Putnam VT Small Cap Value Subaccount (Class IB)
    Total (Cost $43,460,118)                                                 2,232,188   $ 54,175,210   $ 13,746,514   $  9,489,402
                                                                          ============   ============   ============   ============
Legg Mason Partners Investment Funds, Inc.
  LMPIF Small Cap Value Subaccount (Class A)
    Total (Cost $12,610,169)                                                   605,775   $ 14,284,179   $  3,443,023   $  3,420,815
                                                                          ============   ============   ============   ============
The Travelers Series Trust (0.0%)
  Travelers AIM Capital Appreciation Subaccount (Cost $0)                           --   $         --   $  1,249,732   $ 86,760,813
  Travelers Convertible Securities Subaccount (Cost $0)                             --             --        448,225      1,239,007
  Travelers Disciplined Mid Cap Stock Subaccount (Cost $0)                          --             --      5,716,098     32,124,341
  Travelers Equity Income Subaccount (Cost $0)                                      --             --      7,690,083     59,171,208
  Travelers Federated High Yield Subaccount (Cost $0)                               --             --      1,344,758     10,006,267
  Travelers Large Cap Subaccount (Cost $0)                                          --             --      4,433,008     60,972,719
  Travelers Managed Allocation Series: Aggressive Subaccount (Cost $0)              --             --        665,908        776,846
  Travelers Managed Allocation Series: Conservative Subaccount
    (Cost $0)                                                                       --             --        180,113        210,950
  Travelers Managed Allocation Series: Moderate Subaccount (Cost $0)                --             --      2,208,302      3,150,927
  Travelers Managed Allocation Series: Moderate-Aggressive Subaccount
    (Cost $0)                                                                       --             --      2,924,791      3,833,419
  Travelers Managed Allocation Series: Moderate-Conservative Subaccount
    (Cost $0)                                                                       --             --        591,769        651,147
  Travelers Mercury Large Cap Core Subaccount (Cost $0)                             --             --        882,592      8,320,411

4. STATEMENT OF INVESTMENTS -- (Concluded)

                                                                                        As of and for the period ended
                                                                                        December 31, 2006 - (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
The Travelers Series Trust (0.0%) -- (Continued)
  Travelers MFS(R) Mid Cap Growth Subaccount (Cost $0)                              --   $         --   $  3,570,120   $ 56,773,880
  Travelers MFS(R) Total Return Subaccount (Cost $0)                                --             --      6,765,566    163,855,051
  Travelers MFS(R) Value Subaccount (Cost $0)                                       --             --        924,878      4,960,148
  Travelers Mondrian International Stock Subaccount (Cost $0)                       --             --      5,541,491     59,176,307
  Travelers Pioneer Fund Subaccount (Cost $0)                                       --             --        150,895      1,133,047
  Travelers Pioneer Mid Cap Value Subaccount (Cost $0)                              --             --         11,761         33,414
  Travelers Pioneer Strategic Income Subaccount (Cost $0)                           --             --      1,487,186     13,690,613
  Travelers Quality Bond Subaccount (Cost $0)                                       --             --      2,629,640     31,520,087
  Travelers Strategic Equity Subaccount (Cost $0)                                   --             --      2,565,421     48,091,406
  Travelers Style Focus Series: Small Cap Growth Subaccount (Cost $0)               --             --         35,480         54,285
  Travelers Style Focus Series: Small Cap Value Subaccount (Cost $0)                --             --        110,753        115,951
  Travelers U.S. Government Securities Subaccount (Cost $0)                         --             --      3,741,281     41,268,248
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                 --   $         --   $ 55,869,851   $687,890,492
                                                                          ============   ============   ============   ============
Van Kampen Life Investment Trust (0.6%)
  Van Kampen LIT Comstock Subaccount (Class II) (Cost $10,667,855)             816,014   $ 11,995,402   $  4,395,669   $  2,306,092
  Van Kampen LIT Strategic Growth Subaccount (Class II)
    (Cost $3,525,341)                                                          141,251      4,031,316        814,806        809,480
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $14,193,196)                                                   957,265   $ 16,026,718   $  5,210,475   $  3,115,572
                                                                          ============   ============   ============   ============
Variable Insurance Products Fund (5.1%)
  VIP Contrafund(R) Subaccount (Service Class 2) (Cost $45,524,191)          1,668,977   $ 51,921,868   $ 21,206,679   $  4,595,921
  VIP Mid Cap Subaccount (Service Class 2) (Cost $67,763,846)                2,459,275     84,230,160     25,771,195      9,288,526
                                                                          ------------   ------------   ------------   ------------
    Total (Cost $113,288,037)                                                4,128,252   $136,152,028   $ 46,977,874   $ 13,884,447
                                                                          ============   ============   ============   ============

5. FINANCIAL HIGHLIGHTS

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Templeton Growth Fund, Inc.
  Templeton Growth Fund
    Subaccount                            2006      61,699  1.853 - 2.965   169,641       1.92       0.15 - 1.50       20.04 - 21.62
                                          2005      67,969  1.525 - 2.445   155,136       1.75       0.15 - 1.50         6.54 - 8.03
                                          2004      70,506  1.413 - 2.271   150,355       1.94       0.15 - 1.50        0.37 - 16.68
                                          2003      68,868  1.211 - 1.950   127,086       2.62       0.25 - 1.50       30.89 - 35.08
                                          2002      65,950  0.914 - 1.474    92,678       2.08       0.25 - 1.50    (10.80) - (7.58)
AllianceBernstein Variable Products
Series Fund, Inc.
  AllianceBernstein Growth and Income
    Subaccount (Class B)                  2006          --  1.155 - 1.188        --         --       0.25 - 1.50         4.51 - 5.03
                                          2005     105,822  1.109 - 1.134   117,992       1.36       0.25 - 1.50         2.45 - 6.19
                                          2004      65,745  1.076 - 1.086    70,876       0.76       0.15 - 1.50        4.74 - 10.42
  AllianceBernstein Large-Cap Growth
    Subaccount (Class B)                  2006          --  0.854 - 1.244        --         --       0.15 - 1.50     (2.06) - (0.80)
                                          2005       4,541  0.872 - 1.254     4,022         --       0.15 - 1.50       13.10 - 14.64
                                          2004       3,892  0.771 - 1.094     3,036         --       0.15 - 1.50       (0.09) - 7.95
                                          2003       2,811  0.723 - 1.006     2,050         --       0.35 - 1.50       20.91 - 22.85
                                          2002       1,079  0.594 - 0.604       645         --       0.45 - 1.50    (31.96) - (9.24)
American Funds Insurance Series
  American Funds Global Growth
    Subaccount (Class 2)                  2006      14,934  1.471 - 1.525    22,184       0.85       0.15 - 1.50       18.63 - 20.27
                                          2005       8,379  1.240 - 1.268    10,449       0.73       0.15 - 1.50       12.26 - 13.93
                                          2004       1,392  1.103 - 1.113     1,540       0.13       0.15 - 1.50        5.60 - 14.94
  American Funds Growth
    Subaccount (Class 2)                  2006      39,656  1.350 - 1.399    54,036       0.93       0.15 - 1.50        8.61 - 10.07
                                          2005      23,436  1.243 - 1.271    29,305       0.89       0.15 - 1.50       14.46 - 15.97
                                          2004       6,536  1.086 - 1.096     7,115       0.31       0.15 - 1.50        5.59 - 12.51
  American Funds Growth-Income
    Subaccount (Class 2)                  2006      26,766  1.275 - 1.321    34,495       1.78       0.15 - 1.50       13.54 - 14.97
                                          2005      18,676  1.123 - 1.149    21,098       1.62       0.15 - 1.50         4.27 - 5.70
                                          2004       4,698  1.077 - 1.087     5,075       1.79       0.15 - 1.50        3.92 - 10.76
Capital Appreciation Fund
  Capital Appreciation Fund               2006          --  1.082 - 2.525        --         --       0.25 - 1.50     (1.04) - (0.55)
                                          2005      96,382  1.088 - 2.542   228,533         --       0.15 - 1.50       16.42 - 21.30
                                          2004     112,239  0.923 - 2.161   227,344         --       0.25 - 1.50       17.80 - 19.25
                                          2003     135,026  0.774 - 1.816   228,003       0.05       0.25 - 1.50       22.99 - 31.07
                                          2002     138,762  0.621 - 1.460   190,729       1.60       0.25 - 1.50   (26.16) - (25.27)
Delaware VIP Trust
  Delaware VIP REIT Subaccount
    (Standard Class)                      2006          --  2.257 - 2.371        --       2.43       0.15 - 1.50       30.69 - 32.46
                                          2005      10,943  1.727 - 1.790    19,066       1.64       0.15 - 1.50         5.56 - 6.99
                                          2004       7,813  1.636 - 1.673    12,850       1.28       0.15 - 1.50       22.42 - 31.22
                                          2003       1,680  1.264 - 1.275     2,128         --       0.15 - 1.50        5.13 - 27.50
Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount
    (Initial Shares)                      2006      33,136  1.201 - 1.418    40,899       1.62       0.35 - 1.50       14.82 - 16.13
                                          2005      41,733  1.046 - 1.221    44,737       0.02       0.35 - 1.50         2.75 - 4.00
                                          2004      49,254  1.018 - 1.174    51,156       1.65       0.35 - 1.50         3.56 - 4.63
                                          2003      53,975  0.983 - 1.122    53,997       1.44       0.35 - 1.50       19.30 - 24.81
                                          2002      53,660  0.824 - 0.864    44,822       1.60       0.45 - 1.50   (17.93) - (17.08)
  Dreyfus VIF Developing Leaders
Subaccount (Initial Shares)               2006      52,021  1.256 - 1.539    74,711       0.42       0.15 - 1.50         2.27 - 3.64
                                          2005      64,384  1.214 - 1.485    90,127         --       0.15 - 1.50         4.20 - 5.62
                                          2004      71,724  1.150 - 1.406    95,918       0.20       0.15 - 1.50      (0.21) - 11.11
                                          2003      71,910  1.035 - 1.265    87,113       0.03       0.25 - 1.50       29.67 - 31.35
                                          2002      62,965  0.788 - 0.965    58,610       0.04       0.25 - 1.50    (20.28) - (1.13)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Franklin Templeton Variable Insurance
Products Trust
  FTVIPT Franklin Small-Mid Cap Growth
    Securities Subaccount (Class 2)       2006      8,105   1.070 - 1.521    8,876          --       0.15 - 1.50         7.11 - 8.57
                                          2005      8,309   0.999 - 1.401    8,459          --       0.15 - 1.50         3.20 - 8.60
                                          2004      7,601   0.968 - 1.331    7,459          --       0.25 - 1.50        9.88 - 11.20
                                          2003      5,233   0.881 - 1.198    4,659          --       0.25 - 1.50       35.12 - 38.18
                                          2002      1,913   0.652 - 0.665    1,257        0.28       0.25 - 1.50   (29.74) - (21.25)
  FTVIPT Mutual Shares Securities
    Subaccount (Class 2)                  2006         --   1.689 - 1.774       --          --       0.15 - 1.50       16.64 - 18.19
                                          2005      5,402   1.448 - 1.501    7,910        0.87       0.15 - 1.50        8.95 - 12.22
                                          2004      2,733   1.329 - 1.360    3,660        0.73       0.15 - 1.50        9.36 - 12.49
                                          2003      1,272   1.198 - 1.209    1,528        0.21       0.15 - 1.50        4.42 - 20.90
  FTVIPT Templeton Developing Markets
    Securities Subaccount (Class 2)       2006     12,487   2.816 - 2.959   35,608        1.15       0.15 - 1.50       19.06 - 27.93
                                          2005      8,371   2.232 - 2.301   18,840        1.23       0.35 - 1.50       25.53 - 27.79
                                          2004      2,644   1.778 - 1.818    4,725        1.81       0.15 - 1.50       15.86 - 33.31
                                          2003        260   1.447 - 1.460      377        0.25       0.15 - 1.50        5.27 - 46.00
  FTVIPT Templeton Foreign Securities
    Subaccount (Class 2)                  2006     15,517   1.495 - 1.549   23,403        1.23       0.15 - 1.50       19.70 - 21.21
                                          2005     12,093   1.249 - 1.278   15,192        1.19       0.15 - 1.50        7.53 - 10.08
                                          2004      4,787   1.151 - 1.161    5,522        0.95       0.15 - 1.50        7.12 - 17.36
High Yield Bond Trust
  High Yield Bond Trust                   2006         --   1.048 - 1.058       --        1.52       0.45 - 1.50         1.83 - 2.62
                                          2005         49   1.025 - 1.031       51          --       0.45 - 1.50       (0.58) - 2.60
Janus Aspen Series
  Janus Aspen Global Life Sciences
    Subaccount (Service Shares)           2006      4,264   1.046 - 1.365    4,554          --       0.35 - 1.50         4.70 - 5.98
                                          2005      5,164   0.999 - 1.288    5,242          --       0.35 - 1.50       10.63 - 11.90
                                          2004      5,279   0.903 - 1.151    4,832          --       0.35 - 1.50       12.59 - 13.85
                                          2003      8,987   0.802 - 1.011    7,289          --       0.35 - 1.50       24.34 - 25.75
                                          2002      7,508   0.645 - 0.664    4,883          --       0.45 - 1.50   (30.65) - (29.81)
  Janus Aspen Global Technology
    Subaccount (Service Shares)           2006      9,814   0.402 - 1.318    4,035          --       0.35 - 1.50         6.07 - 7.46
                                          2005     10,943   0.379 - 1.227    4,213          --       0.35 - 1.50        9.86 - 11.14
                                          2004     10,853   0.345 - 1.104    3,791          --       0.35 - 1.50       (0.86) - 0.27
                                          2003     23,966   0.348 - 1.101    8,431          --       0.35 - 1.50       44.40 - 47.79
                                          2002     15,337   0.241 - 0.248    3,727          --       0.45 - 1.50   (41.83) - (41.23)
  Janus Aspen Growth and Income
    Subaccount (Service Shares)           2006         --   0.880 - 1.449       --          --       0.35 - 1.50         6.97 - 7.41
                                          2005      9,290   0.822 - 1.349    7,779        0.38       0.35 - 1.50       10.48 - 11.67
                                          2004      8,698   0.744 - 1.208    6,575        0.41       0.35 - 1.50        9.90 - 11.34
                                          2003      8,272   0.677 - 1.085    5,665        0.50       0.35 - 1.50       21.76 - 22.90
                                          2002      6,496   0.556 - 0.572    3,643        0.68       0.45 - 1.50   (22.99) - (22.07)
  Janus Aspen Mid Cap Growth
    Subaccount (Service Shares)           2006     52,540   0.551 - 1.693   29,523          --       0.35 - 1.50       11.76 - 12.94
                                          2005     62,062   0.493 - 1.499   31,158          --       0.35 - 1.50       10.29 - 11.62
                                          2004     44,028   0.447 - 1.343   19,987          --       0.35 - 1.50       18.57 - 20.20
                                          2003     33,857   0.377 - 1.119   12,911          --       0.35 - 1.50       32.75 - 34.98
                                          2002     29,607   0.284 - 0.292    8,473          --       0.45 - 1.50   (29.18) - (28.43)
Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap
    Subaccount                            2006         --   1.739 - 1.817       --          --       0.25 - 1.50       12.34 - 13.58
                                          2005      3,591   1.548 - 1.605    5,616          --       0.15 - 1.50         2.04 - 3.88
                                          2004      1,327   1.511 - 1.545    2,018          --       0.15 - 1.50       10.46 - 17.04
                                          2003        673   1.335 - 1.347      902          --       0.15 - 1.50        3.23 - 34.70

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Legg Mason Partners Investment Funds, Inc.
  LMPIF Investment Grade Bond
    Subaccount (Class A)                  2006      19,708  1.343 - 1.944  35,531         5.13       0.15 - 1.50         1.51 - 2.88
                                          2005      25,271  1.308 - 1.895  44,680         4.53       0.15 - 1.50         0.29 - 1.70
                                          2004      27,044  1.289 - 1.869  47,489         4.80       0.15 - 1.50         0.86 - 6.19
                                          2003      32,129  1.215 - 1.763  52,821         4.62       0.25 - 1.50         3.68 - 5.38
                                          2002      30,826  1.200 - 1.683  48,603         5.42       0.25 - 1.50       10.76 - 12.15
Legg Mason Partners Investment Series
  LMPIS Growth and Income
    Subaccount                            2006       1,746  1.092 - 1.136   1,941         0.79       0.80 - 1.50       10.86 - 11.88
                                          2005       1,696  0.985 - 1.018   1,694         0.78       0.80 - 1.50         2.28 - 3.04
                                          2004       1,710  0.963 - 0.995   1,666         1.31       0.60 - 1.50         6.64 - 7.57
                                          2003       1,200  0.903 - 0.925   1,094         1.13       0.60 - 1.50       25.00 - 29.37
                                          2002         185  0.704 - 0.715     131         1.51       0.60 - 1.50    (23.31) - (3.53)
  LMPIS Premier Selections All Cap
    Growth Subaccount                     2006      17,878  0.957 - 0.995  17,394           --       0.80 - 1.50         5.75 - 6.67
                                          2005      22,954  0.905 - 0.935  21,061         0.11       0.80 - 1.50         4.75 - 5.53
                                          2004      29,203  0.864 - 0.893  25,512           --       0.60 - 1.50         1.41 - 2.29
                                          2003         402  0.852 - 0.873     346           --       0.60 - 1.50       32.30 - 33.49
                                          2002         107  0.644 - 0.654      70         0.08       0.60 - 1.50    (27.60) - (4.97)
Legg Mason Partners Investment Trust
  LMPIT S&P 500 Index Subaccount
    (Class A)                             2006      45,751  1.218 - 1.479  57,442         1.29       0.35 - 1.50       13.51 - 14.74
                                          2005      54,349  1.073 - 1.289  59,908         1.28       0.35 - 1.50         2.58 - 3.87
                                          2004      57,705  1.046 - 1.241  61,638         1.13       0.35 - 1.50         8.62 - 9.82
                                          2003     110,919  0.963 - 1.130 108,784         1.20       0.35 - 1.50       26.05 - 32.63
                                          2002      94,835  0.764 - 0.801  73,529         1.03       0.45 - 1.50   (23.60) - (22.83)
Legg Mason Partners Variable
  Portfolios V
  LMPVPV Small Cap Growth
    Opportunities Subaccount              2006       8,289  1.266 - 1.733  10,703           --       0.35 - 1.50       11.25 - 12.53
                                          2005       8,066  1.138 - 1.540   9,328           --       0.35 - 1.50         3.36 - 4.55
                                          2004       7,030  1.101 - 1.473   7,839         0.09       0.35 - 1.50       13.86 - 15.17
                                          2003       4,129  0.967 - 1.279   4,028           --       0.35 - 1.50       39.94 - 41.33
                                          2002         579  0.691 - 0.704     402           --       0.45 - 1.50    (26.80) - (4.09)
Legg Mason Partners Variable
  Portfolios I, Inc.
  LMPVPI All Cap Subaccount
    (Class I)                             2006      16,737  1.313 - 2.403  37,665         1.31       0.25 - 1.50       16.38 - 17.76
                                          2005      19,103  1.115 - 2.044  36,859         0.85       0.25 - 1.50         2.49 - 3.82
                                          2004      20,834  1.074 - 1.973  39,073         0.62       0.25 - 1.50         6.70 - 8.05
                                          2003      13,798  0.994 - 1.830  24,140         0.29       0.25 - 1.50       34.91 - 38.63
                                          2002      10,818  0.717 - 1.322  13,844         0.50       0.25 - 1.50   (26.17) - (23.56)
  LMPVPI Global High Yield Bond
    Subaccount (Class I)                  2006      14,147  1.645 - 1.798  23,967         5.68       0.15 - 1.50        9.01 - 10.42
                                          2005      15,537  1.509 - 1.633  24,053         5.96       0.15 - 1.50         2.24 - 3.71
                                          2004      14,982  1.476 - 1.580  22,592         6.93       0.15 - 1.50        0.07 - 10.80
                                          2003      13,043  1.333 - 1.429  17,895         8.37       0.25 - 1.50       22.41 - 23.88
                                          2002       6,282  1.076 - 1.155   7,008         9.19       0.25 - 1.50         3.16 - 6.75
  LMPVPI Investors Subaccount
    (Class I)                             2006      33,418  1.584 - 1.869  58,827         1.56       0.35 - 1.50       16.51 - 17.86
                                          2005      40,536  1.344 - 1.587  61,024         1.14       0.35 - 1.50         4.92 - 6.16
                                          2004      47,139  1.266 - 1.497  67,372         1.81       0.35 - 1.50         8.76 - 9.99
                                          2003      21,413  1.151 - 1.362  28,073         1.49       0.35 - 1.50       30.30 - 32.91
                                          2002      20,000  0.990 - 1.034  20,057         1.62       0.45 - 1.50   (24.14) - (23.41)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Legg Mason Partners Variable Portfolios I, Inc. -- (Continued)
  LMPVPI Total Return Subaccount
    (Class I)                             2006      21,316  1.384 - 1.509    30,240        1.92      0.15 - 1.50       10.90 - 12.39
                                          2005      28,059  1.248 - 1.347    35,810        1.83      0.15 - 1.50         1.79 - 3.45
                                          2004      33,984  1.226 - 1.309    42,438        1.71      0.35 - 1.50         5.88 - 8.27
                                          2003      40,749  1.145 - 1.209    47,434        1.61      0.45 - 1.50       14.27 - 15.36
                                          2002      43,393  1.002 - 1.048    44,089        2.30      0.45 - 1.50     (8.24) - (7.26)
Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation
    Subaccount                            2006      48,633  1.424 - 1.555    70,881        1.07      0.35 - 1.50       13.11 - 14.41
                                          2005      56,239  1.259 - 1.361    72,240        0.89      0.35 - 1.50         2.58 - 3.81
                                          2004      31,418  1.225 - 1.311    39,150        1.17      0.45 - 1.50         7.17 - 8.35
                                          2003      29,235  1.143 - 1.210    33,897        0.70      0.45 - 1.50       22.64 - 23.98
                                          2002      26,282  0.932 - 0.976    24,771        2.16      0.45 - 1.50   (18.74) - (17.91)
  LMPVPII Diversified Strategic
    Income Subaccount                     2006       4,454  1.312 - 1.391     6,000        5.57      0.80 - 1.50         3.80 - 4.98
                                          2005       5,546  1,264 - 1,366     7,171        5.02      0.35 - 1.50         1.04 - 3.23
                                          2004       7,990  1.251 - 1.338    10,188        4.76      0.35 - 1.50         5.21 - 6.35
                                          2003       8,460  1.182 - 1.259    10,225        6.25      0.35 - 1.50        9.99 - 11.22
                                          2002       7,980  1.081 - 1.132     8,742       11.81      0.45 - 1.50         3.35 - 4.43
  LMPVPII Equity Index Subaccount
    (Class II)                            2006      51,405  1.261 - 1.303    65,430        1.28      0.25 - 1.50       13.40 - 14.95
                                          2005      59,889  1.112 - 1.135    66,957        1.23      0.25 - 1.50         2.77 - 4.63
                                          2004      58,496  1.082 - 1.092    63,449        1.40      0.15 - 1.50        9.20 - 10.58
Legg Mason Partners Variable
Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income
    Subaccount                            2006       1,636  1.030 - 1.066     1,707        5.25      0.45 - 1.50         2.59 - 3.70
                                          2005       1,072  1.004 - 1.028     1,083        4.17      0.45 - 1.50         0.80 - 1.88
                                          2004         431  9.996 - 1.009       431        2.20      0.45 - 1.50       (0.30) - 0.70
                                          2003           2  0.999 - 1.002         2        0.64      0.45 - 1.50         0.00 - 0.20
  LMPVPIII Aggressive Growth
    Subaccount                            2006     133,530  1.083 - 1.448   147,503          --      0.25 - 1.50         7.23 - 8.51
                                          2005     160,664  1.010 - 1.336   165,056          --      0.25 - 1.50        9.90 - 11.37
                                          2004     179,726  0.919 - 1.201   167,324          --      0.25 - 1.50         6.74 - 9.58
                                          2003      48,943  0.848 - 1.096    41,871          --      0.35 - 1.50       32.50 - 34.15
                                          2002      41,044  0.640 - 0.817    26,412          --      0.35 - 1.50    (33.68) - (2.39)
  LMPVPIII Large Cap Growth
    Subaccount                            2006     20,512   1.126 - 1.790    34,544        0.14      0.25 - 1.50         3.08 - 4.36
                                          2005      26,359  1.079 - 1.719    42,968        0.13      0.25 - 1.50         3.64 - 4.96
                                          2004      29,094  1.028 - 1.641    45,532        0.37      0.25 - 1.50       (1.16) - 0.10
                                          2003      23,765  1.027 - 1.642    37,543        0.03      0.25 - 1.50        2.29 - 46.87
                                          2002      15,362  1.070 - 1.118    16,641        0.38      0.45 - 1.50   (25.85) - (25.12)
  LMPVPIII Money Market
    Subaccount                            2006     183,889  1.092 - 1.258   217,539        4.52      0.15 - 1.50         3.05 - 4.55
                                          2005     191,939  1.047 - 1.208   219,366        2.77      0.15 - 1.50         1.27 - 2.62
                                          2004     198,665  1.022 - 1.180   223,293        0.88      0.15 - 1.50       (0.63) - 0.68
                                          2003     212,891  1.017 - 1.175   240,200        0.66      0.25 - 1.50       (0.81) - 0.39
                                          2002     208,557  1.020 - 1.172   236,648        1.24      0.25 - 1.50       (0.27) - 0.89
  LMPVPIII Social Awareness
    Stock Subaccount                      2006       8,107  1.181 - 1.214     9,643        0.48      0.45 - 1.50         6.11 - 7.56
                                          2005      10,000  1.113 - 1.133    11,183        0.72      0.45 - 1.50         2.87 - 6.38
                                          2004       8,785  1.082 - 1.092     9,525        0.77      0.15 - 1.50        9.20 - 10.02
Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income
    Subaccount (Class VC)                 2006      16,856  1.299 - 1.347    22,105        1.32      0.15 - 1.50       15.57 - 17.13
                                          2005      15,390  1.124 - 1.150    17,404        1.20      0.15 - 1.50         1.72 - 7.29
                                          2004       1,605  1.105 - 1.115     1,778        1.97      0.15 - 1.50        4.91 - 14.48

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Lord Abbett Series Fund, Inc. -- (Continued)
  Lord Abbett Mid-Cap Value
    Subaccount (Class VC)                 2006       9,548  1.367 - 1.417    13,174       0.51       0.15 - 1.50      10.60 - 12.10
                                          2005       9,257  1.236 - 1.264    11,507       0.59       0.15 - 1.50        6.64 - 8.03
                                          2004       3,006  1.159 - 1.170     3,493       0.68       0.15 - 1.50       8.04 - 21.91
Managed Assets Trust
  Managed Assets Trust                    2006          --  1.051 - 1.059        --       2.95       0.45 - 1.50        2.92 - 3.52
                                          2005          53  1.018 - 1.023        54         --       0.45 - 1.50        1.80 - 3.66
Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock
    Subaccount (Class A)                  2006       9,543  1.868 - 2.668    23,904         --       0.15 - 1.50    (4.72) - (3.82)
  MIST BlackRock High Yield
    Subaccount (Class A)                  2006       5,733  1.352 - 1.820     9,207         --       0.35 - 1.50        5.48 - 6.26
  MIST BlackRock Large-Cap Core
    Subaccount (Class A)                  2006       6,175  1.109 - 1.528     7,047         --       0.35 - 1.50        5.92 - 6.78
  MIST Dreman Small-Cap Value
    Subaccount (Class A)                  2006         548  1.234 - 1.250       682       0.84       0.45 - 1.50        6.66 - 7.39
  MIST Harris Oakmark International
    Subaccount (Class A)                  2006      37,023  1.455 - 1.927    62,667         --       0.11 - 1.46      10.27 - 18.95
  MIST Janus Capital Appreciation
    Subaccount (Class A)                  2006      77,759  1.119 - 2.609   188,195         --       0.25 - 1.50        2.63 - 3.42
  MIST Legg Mason Partners Managed
    Assets Subaccount (Class A)           2006          94  1.111 - 1.128       106         --       0.45 - 1.50       5.71 - 10.21
  MIST Lord Abbett Bond Debenture
    Subaccount (Class A)                  2006       2,853  1.144 - 1.180     3,292         --       0.35 - 1.50        4.86 - 5.73
  MIST Lord Abbett Growth and Income
    Subaccount (Class B)                  2006     120,542  1.077 - 1.086   130,087         --       0.15 - 1.50        7.59 - 8.49
  MIST Met/AIM Capital Appreciation
    Subaccount (Class A)                  2006      54,124  1.210 - 1.244    66,015       0.17       0.45 - 1.50    (1.14) - (0.48)
  MIST Met/AIM Small Cap Growth
    Subaccount (Class A)                  2006         290  1.153 - 1.168       336         --       0.45 - 1.50      (0.69) - 0.34
  MIST MFS(R) Value Subaccount
    (Class A)                             2006       7,459  1.406 - 1.457    10,595       1.80       0.15 - 1.50      10.62 - 15.82
  MIST Neuberger Berman Real Estate
    Subaccount (Class A)                  2006      25,944  1.221 - 1.232    31,750         --       0.15 - 1.50      21.73 - 27.56
  MIST Pioneer Fund Subaccount
    (Class A)                             2006       1,110  1.587 - 1.650     1,784         --       0.45 - 1.50        7.59 - 8.41
  MIST Pioneer Mid-Cap Value
    Subaccount (Class A)                  2006         122  1.175 - 1.195       145       0.34       0.45 - 1.50       5.29 - 12.14
  MIST Pioneer Strategic Income
    Subaccount (Class A)                  2006       9,453  1.565 - 1.778    15,578       4.95       0.15 - 1.50        3.64 - 4.56
  MIST Third Avenue Small Cap Value
    Subaccount (Class B)                  2006       5,858  1.776 - 1.859    10,564         --       0.25 - 1.50        2.13 - 2.33
MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond
    Subaccount (Class I)                  2006      13,815  1.308 - 1.367    18,417       4.11       0.80 - 1.50        2.75 - 3.48
                                          2005      14,518  1.273 - 1.321    18,779       3.41       0.80 - 1.50        0.55 - 1.23
                                          2004      11,962  1.266 - 1.305    15,339       3.56       0.80 - 1.50        3.09 - 3.82
                                          2003       7,942  1.228 - 1.257     9,850       4.67       0.80 - 1.50        3.98 - 4.75
                                          2002       3,125  1.181 - 1.200     3,719       6.07       0.80 - 1.50        4.90 - 8.12
  MetLife Investment International Stock
    Subaccount (Class I)                  2006      13,527  1.128 - 1.180    15,561       1.92       0.80 - 1.50      24.64 - 25.53
                                          2005      11,195  0.905 - 0.940    10,300       1.36       0.80 - 1.50      12.98 - 13.70
                                          2004       9,223  0.801 - 0.827     7,487       1.52       0.80 - 1.50      13.14 - 13.95
                                          2003       4,775  0.708 - 0.726     3,416       0.94       0.80 - 1.50      28.03 - 29.18
                                          2002         250  0.553 - 0.562       140       0.62       0.80 - 1.50   (23.41) - (6.49)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
MetLife Investment Funds, Inc. -- (Continued)
  MetLife Investment Large Company
    Stock Subaccount (Class I)            2006     11,205   1.121 - 1.165    12,772       0.98       0.80 - 1.50      10.88 - 11.70
                                          2005     11,123   1.011 - 1.043    11,396       1.15       0.80 - 1.50        5.09 - 5.79
                                          2004      9,000   0.962 - 0.986     8,747       0.94       0.80 - 1.50        8.33 - 9.19
                                          2003      5,074   0.888 - 0.903     4,536       0.88       0.80 - 1.50      26.32 - 27.18
                                          2002        261   0.703 - 0.710       185       0.83       0.80 - 1.50     (24.00) - 3.65
  MetLife Investment Small Company
    Stock Subaccount (Class I)            2006     12,124   1.318 - 1.378    16,254       0.13       0.80 - 1.50      11.98 - 12.77
                                          2005     13,243   1.177 - 1.222    15,815       0.11       0.80 - 1.50        5.66 - 6.45
                                          2004     12,709   1.114 - 1.148    14,307       0.12       0.80 - 1.50      13.21 - 14.03
                                          2003      9,307   0.984 - 1.007     9,221       0.08       0.80 - 1.50      40.97 - 41.83
                                          2002        429   0.698 - 0.710       302       0.61       0.80 - 1.50   (24.87) - (6.58)
Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth
    Subaccount (Class D)                  2006     69,810   0.615 - 1.054    43,686         --       0.15 - 1.50    (2.23) - (1.49)
  MSF BlackRock Bond Income
    Subaccount (Class A)                  2006     18,564   1.201 - 1.553    27,061         --       0.35 - 1.50        3.99 - 4.71
  MSF FI Large Cap Subaccount
    (Class A)                             2006     50,995   1.038 - 1.867    87,434         --       0.15 - 1.50        1.39 - 2.37
  MSF FI Value Leaders Subaccount
    (Class D)                             2006     24,081   1.337 - 2.256    50,724         --       0.15 - 1.50        2.63 - 3.56
  MSF MetLife Aggressive Allocation
    Subaccount (Class B)                  2006      3,763   1.059 - 1.068     3,995         --       0.25 - 1.50       2.01 - 14.16
  MSF MetLife Conservative Allocation
    Subaccount (Class B)                  2006      1,353   1.042 - 1.051     1,414         --       0.25 - 1.50        4.20 - 6.95
  MSF MetLife Conservative to Moderate
    Allocation Subaccount (Class B)       2006      3,431   1.048 - 1.057     3,604         --       0.25 - 1.50        4.78 - 7.56
  MSF MetLife Moderate Allocation
    Subaccount (Class B)                  2006     11,258   1.053 - 1.062    11,886         --       0.25 - 1.50     (0.09) - 10.76
  MSF MetLife Moderate to Aggressive
    Allocation Subaccount (Class B)       2006     13,590   1.058 - 1.067    14,410         --       0.25 - 1.50       1.72 - 11.23
  MSF MFS(R) Total Return Subaccount
    (Class F)                             2006     69,247   1.388 - 2.375   151,650         --       0.15 - 1.50        6.93 - 7.90
  MSF T. Rowe Price Large Cap Growth
    Subaccount (Class B)                  2006     12,906   1.070 - 1.079    13,832         --       0.15 - 1.50        7.21 - 8.12
  MSF Western Asset Management High
    Yield Bond Subaccount (Class A)       2006        787   1.114 - 1.133       884         --       0.45 - 1.50        6.30 - 7.09
  MSF Western Asset Management U.S.
    Government Subaccount (Class A)       2006     31,156   1.079 - 1.119    33,944         --       0.00 - 1.35        3.55 - 4.48
Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount
    (Service Shares)                      2006         --   1.182 - 1.214        --       0.96       0.15 - 1.50        5.70 - 6.21
                                          2005      7,958   1.118 - 1.143     8,946       1.25       0.15 - 1.50        4.19 - 6.16
                                          2004      9,392   1.073 - 1.083    10,100         --       0.15 - 1.50        4.25 - 9.55
PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount
    (Administrative Class)                2006        693   0.977 - 0.995       683       4.42       0.35 - 1.50      (0.81) - 1.12
                                          2005         66   0.985 - 0.991        65       1.98       0.45 - 1.50      (1.40) - 2.06
  PIMCO VIT Total Return Subaccount
    (Administrative Class)                2006     39,621   1.248 - 1.340    50,629       4.42       0.15 - 1.50        2.30 - 3.65
                                          2005     41,257   1.220 - 1.293    51,294       3.44       0.15 - 1.50        0.91 - 2.32
                                          2004     35,245   1.197 - 1.265    43,197       1.88       0.15 - 1.50        0.25 - 4.55
                                          2003     35,377   1.145 - 1.210    41,968       2.79       0.25 - 1.50        3.45 - 4.85
                                          2002     19,192   1.131 - 1.154    21,903       4.04       0.25 - 1.50        7.51 - 8.77

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
PIMCO Variable Insurance Trust -- (Continued)
  Putnam VT Small Cap Value
    Subaccount (Class IB)                 2006     27,047   1.956 - 2.359   54,136         0.32      0.15 - 1.50       15.53 - 17.13
                                          2005     27,235   1.693 - 2.014   46,968         0.17      0.15 - 1.50         5.48 - 6.84
                                          2004     24,237   1.605 - 1.885   39,480         0.32      0.15 - 1.50      (0.26) - 25.92
                                          2003     16,107   1.291 - 1.489   21,032         0.28      0.25 - 1.50       47.37 - 49.33
                                          2002      9,852   0.876 - 0.998    8,692         0.09      0.25 - 1.50    (19.49) - (0.80)
Legg Mason Partners Investment Funds, Inc.
  LMPIF Small Cap Value Subaccount
    (Class A)                             2006      7,632   1.837 - 1.911   14,282           --      0.80 - 1.50        9.74 - 10.71
                                          2005      8,134   1.674 - 1.730   13,823           --      0.80 - 1.50         5.02 - 5.75
                                          2004      7,866   1.594 - 1.648   12,682         0.69      0.60 - 1.50       18.96 - 20.12
                                          2003      5,114   1.340 - 1.372    6,908           --      0.60 - 1.50       35.49 - 36.65
                                          2002      2,411   0.989 - 1.004    2,397           --      0.60 - 1.50    (15.86) - (7.64)
The Travelers Series Trust
  Travelers AIM Capital Appreciation
    Subaccount                            2006         --   1.224 - 1.250       --           --      0.45 - 1.50         6.53 - 6.98
                                          2005     69,563   1.149 - 1.169   80,328         0.21      0.35 - 1.50         7.08 - 8.83
                                          2004     64,595   1.073 - 1.082   69,426         0.14      0.15 - 1.50         8.20 - 9.00
  Travelers Convertible Securities
    Subaccount                            2006         --   1.091 - 1.116       --         1.07      0.35 - 1.50         6.62 - 7.17
                                          2005        735   1.023 - 1.046      756         3.27      0.15 - 1.50       (1.16) - 3.88
                                          2004        388   1.035 - 1.044      402         6.32      0.15 - 1.50         1.96 - 4.85
  Travelers Disciplined Mid Cap
    Stock Subaccount                      2006         --   1.945 - 2.780       --         0.54      0.15 - 1.50         9.24 - 9.73
                                          2005     11,893   1.774 - 2.536   28,557           --      0.15 - 1.50       10.75 - 12.23
                                          2004     12,819   1.583 - 2.266   27,706         0.29      0.15 - 1.50        0.06 - 15.97
                                          2003     12,244   1.365 - 1.954   22,986         0.39      0.35 - 1.50       31.81 - 34.22
                                          2002      8,096   1.402 - 1.468   11,522         0.65      0.45 - 1.50   (15.64) - (14.70)
  Travelers Equity Income
    Subaccount                            2006         --   1.292 - 2.182       --         1.32      0.15 - 1.50         5.11 - 5.61
                                          2005     28,244   1.224 - 2.069   54,841           --      0.15 - 1.50         2.90 - 4.28
                                          2004     30,692   1.175 - 1.989   57,473         1.35      0.15 - 1.50       (0.07) - 9.61
                                          2003     29,996   1.072 - 1.819   51,706         1.02      0.25 - 1.50       29.27 - 31.00
                                          2002     25,071   0.819 - 1.393   33,344         1.12      0.25 - 1.50   (15.26) - (13.52)
  Travelers Federated High Yield
    Subaccount                            2006         --   1.279 - 1.713       --         8.00      0.35 - 1.50         2.51 - 2.99
                                          2005      6,244   1.246 - 1.665    9,114           --      0.35 - 1.50         1.07 - 2.15
                                          2004      6,500   1.230 - 1.631    9,402         7.83      0.35 - 1.50         8.71 - 9.98
                                          2003      6,290   1.127 - 1.484    8,394         7.74      0.35 - 1.50       13.20 - 21.84
                                          2002      5,318   0.932 - 1.218    5,908        18.25      0.45 - 1.50         2.15 - 3.31

  Travelers Large Cap Subaccount          2006         --   1.014 - 1.828       --         0.44      0.15 - 1.50         3.12 - 3.55
                                          2005     35,564   0.980 - 1.767   57,837           --      0.15 - 1.50         7.08 - 8.58
                                          2004     40,450   0.904 - 1.633   61,424         0.96      0.15 - 1.50       (0.26) - 6.23
                                          2003     21,336   0.851 - 1.540   30,696         0.41      0.25 - 1.50       22.81 - 26.68
                                          2002     20,783   0.684 - 1.241   24,301         0.49      0.25 - 1.50   (23.95) - (21.83)
  Travelers Managed Allocation Series:
    Aggressive Subaccount                 2006         --   1.120 - 1.130       --         2.29      0.45 - 1.50         4.06 - 6.54
                                          2005        168   1.053 - 1.057      177           --      0.80 - 1.50         2.93 - 5.70
  Travelers Managed Allocation Series:
    Conservative Subaccount               2006         --   1.023 - 1.032       --         5.89      0.45 - 1.50         0.19 - 0.59
                                          2005         42   1.018 - 1.023       43         0.54      0.80 - 1.50         0.10 - 2.61
 Travelers Managed Allocation Series:
    Moderate Subaccount                   2006         --   1.082 - 1.091       --         4.14      0.45 - 1.50         3.64 - 3.90
                                          2005      1,111   1.044 - 1.050    1,162         0.72      0.45 - 1.50         2.85 - 5.33

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
The Travelers Series Trust -- (Continued)
  Travelers Managed Allocation Series:
    Moderate-Aggressive Subaccount        2006         --   1.113 - 1.124         --       3.20      0.45 - 1.50         4.31 - 4.75
                                          2005      1,128   1.067 - 1.073      1,206       1.00      0.45 - 1.50         3.28 - 6.90
  Travelers Managed Allocation Series:
    Moderate-Conservative Subaccount      2006         --   1.046 - 1.056         --       4.35      0.45 - 1.50         1.95 - 2.33
                                          2005        102   1.026 - 1.032        104       0.72      0.45 - 1.50         0.29 - 3.51
  Travelers Mercury Large Cap Core
    Subaccount                            2006         --   1.047 - 1.431         --       0.22      0.35 - 1.50         6.19 - 6.66
                                          2005      7,131   0.986 - 1.342      7,203       --        0.35 - 1.50       10.41 - 11.65
                                          2004      5,176   0.893 - 1.202      4,722       0.58      0.35 - 1.50       14.19 - 15.47
                                          2003      4,949   0.782 - 1.041      3,956       0.75      0.35 - 1.50       19.39 - 20.77
                                          2002      4,227   0.655 - 0.687      2,811       0.68      0.45 - 1.50   (26.32) - (25.49)
  Travelers MFS(R) Mid Cap Growth
    Subaccount                            2006         --   0.629 - 1.070         --         --      0.15 - 1.50         5.71 - 6.36
                                          2005     87,467   0.595 - 1.006     52,748         --      0.15 - 1.50         1.54 - 6.68
                                          2004      9,022   0.586 - 0.971      5,343         --      0.25 - 1.50       12.48 - 13.75
                                          2003      6,780   0.521 - 0.538      3,562         --      0.25 - 1.50       34.97 - 36.55
                                          2002      2,806   0.386 - 0.394      1,089         --      0.25 - 1.50   (49.61) - (38.97)
  Travelers MFS(R) Total Return
    Subaccount                            2006         --   1.287 - 2.205         --       1.31      0.15 - 1.50         3.27 - 3.73
                                          2005     78,677   1.241 - 2.128    155,565       2.15      0.15 - 1.50         1.42 - 2.78
                                          2004     79,987   1.208 - 2.076    155,289       2.77      0.15 - 1.50        0.15 - 11.13
                                          2003     80,415   1.087 - 1.871    142,035       2.45      0.25 - 1.50       14.78 - 16.26
                                          2002     70,874   0.935 - 1.613    108,685       6.15      0.25 - 1.50     (6.62) - (3.91)

  Travelers MFS(R) Value Subaccount       2006         --   1.271 - 1.303         --         --      0.25 - 1.50         8.08 - 8.56
                                          2005      3,139   1.176 - 1.201      3,716       1.56      0.25 - 1.50         3.62 - 6.02
                                          2004        773   1.121 - 1.131        869       3.18      0.15 - 1.50        4.83 - 15.65
  Travelers Mondrian International
    Stock Subaccount                      2006         --   1.309 - 1.716         --       3.70      0.25 - 1.50       14.97 - 15.43
                                          2005     37,675   1.134 - 1.488     50,125       0.05      0.25 - 1.50         7.82 - 9.25
                                          2004     41,539   1.038 - 1.363     51,021       1.68      0.25 - 1.50       10.10 - 15.46
                                          2003     27,570   0.899 - 1.138     28,595       1.95      0.25 - 1.50       26.68 - 28.25
                                          2002     25,106   0.701 - 0.889     20,557       2.14      0.25 - 1.50   (14.23) - (13.24)

  Travelers Pioneer Fund Subaccount       2006         --   1.475 - 1.522         --       1.06      0.45 - 1.50         6.12 - 6.59
                                          2005        664   1.390 - 1.441        930         --      0.15 - 1.50         4.43 - 5.80
                                          2004        496   1.331 - 1.362        664       1.39      0.15 - 1.50        6.10 - 13.62
                                          2003        202   1.216 - 1.227        246       3.75      0.15 - 1.50        6.17 - 22.70
  Travelers Pioneer Mid Cap Value
    Subaccount                            2006         --   1.116 - 1.127         --         --      0.45 - 1.50         3.58 - 5.37
                                          2005         19   1.060 - 1.063         20       0.32      1.05 - 1.50         0.47 - 6.30
  Travelers Pioneer Strategic Income
    Subaccount                            2006         --   1.498 - 1.703         --         --      0.15 - 1.50         1.05 - 1.48
                                          2005      7,688   1.477 - 1.680     12,012       4.78      0.15 - 1.50         2.08 - 3.54
                                          2004      3,954   1.430 - 1.628      5,998       7.98      0.15 - 1.50        0.21 - 10.60
                                          2003      3,497   1.293 - 1.474      4,865       9.30      0.35 - 1.50       17.44 - 18.97
                                          2002      2,937   1.159 - 1.239      3,461      12.96      0.45 - 1.50         4.32 - 5.45

  Travelers Quality Bond Subaccount       2006         --   1.147 - 1.484         --       5.95      0.35 - 1.50     (0.88) - (0.43)
                                          2005     21,912   1.152 - 1.492     30,831         --      0.35 - 1.50         0.07 - 1.34
                                          2004     24,069   1.138 - 1.474     33,634       4.15      0.25 - 1.50         1.79 - 3.10
                                          2003     33,135   1.106 - 1.434     44,198       4.51      0.25 - 1.50         4.05 - 6.72
                                          2002     39,423   1.087 - 1.346     48,779       9.06      0.25 - 1.50         4.26 - 5.53

5. FINANCIAL HIGHLIGHTS -- (Concluded)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
The Travelers Series Trust -- (Concluded)
  Travelers Strategic Equity Subaccount   2006         --   1.190 - 1.837       --        0.36       0.15 - 1.50         4.40 - 4.85
                                          2005     27,630   0.817 - 1.754   45,279        0.57       0.15 - 1.50         0.51 - 6.67
                                          2004     33,065   0.802 - 1.727   53,598        1.28       0.25 - 1.50         8.58 - 9.86
                                          2003     45,419   0.730 - 1.573   61,527          --       0.25 - 1.50       30.56 - 32.25
                                          2002     42,855   0.552 - 1.192   45,733        0.61       0.25 - 1.50   (34.55) - (33.73)
  Travelers Style Focus Series:
    Small Cap Growth Subaccount           2006         --   1.161 - 1.168       --        0.01       0.45 - 1.50        9.60 - 15.53
                                          2005         16   1.008 - 1.011       17          --       0.45 - 1.50         0.80 - 6.33
  Travelers Style Focus Series:
    Small Cap Value Subaccount            2006         --   1.157 - 1.164       --        0.04       0.45 - 1.50        2.74 - 15.13
                                          2005          2   1.008 - 1.011        2        0.51       0.45 - 1.50         0.90 - 6.89
  Travelers U.S. Government
    Securities Subaccount                 2006         --   1.042 - 1.071       --        5.69       0.15 - 1.50     (3.61) - (3.08)
                                          2005     38,294   1.081 - 1.105   41,614          --       0.15 - 1.50         2.52 - 4.15
                                          2004     19,115   1.052 - 1.061   20,144        4.40       0.15 - 1.50         1.24 - 7.97
Van Kampen Life Investment Trust
  Van Kampen LIT Comstock
    Subaccount (Class II)                 2006      6,978   1.697 - 1.776   11,989        1.19       0.25 - 1.50       14.35 - 15.93
                                          2005      6,004   1.484 - 1.538    8,989        0.68       0.15 - 1.50         2.56 - 3.92
                                          2004      2,248   1.447 - 1.480    3,270        0.54       0.15 - 1.50       11.93 - 17.27
                                          2003        648   1.251 - 1.262      812          --       0.15 - 1.50        2.35 - 26.20
  Van Kampen LIT Strategic Growth
    Subaccount (Class II)                 2006      5,179   0.762 - 1.129    4,031          --       0.25 - 1.50         1.06 - 2.38
                                          2005      5,126   0.754 - 1.104    3,930        0.01       0.25 - 1.50         6.05 - 7.39
                                          2004      5,471   0.711 - 1.029    3,943          --       0.25 - 1.50         5.18 - 6.44
                                          2003      5,122   0.676 - 0.967    3,498          --       0.25 - 1.50       25.19 - 26.86
                                          2002      3,460   0.540 - 0.551    1,882        0.04       0.25 - 1.50   (33.66) - (21.73)
Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount
    (Service Class 2)                     2006     33,839   1.502 - 1.935   51,869        1.02       0.15 - 1.50        6.76 - 11.27
                                          2005     25,119   1.368 - 1.739   34,926        0.11       0.15 - 1.50       14.86 - 16.48
                                          2004     16,214   1.191 - 1.493   19,551        0.14       0.15 - 1.50        0.00 - 14.66
                                          2003      7,449   1.049 - 1.078    7,895        0.18       0.45 - 1.50       26.23 - 27.57
                                          2002      3,026   0.831 - 0.845    2,531        0.34       0.45 - 1.50   (10.93) - (10.01)
  VIP Mid Cap Subaccount
    (Service Class 2)                     2006     42,000   1.961 - 2.281   84,172        0.17       0.25 - 1.50       10.73 - 12.27
                                          2005     37,624   1.771 - 2.053   67,799          --       0.15 - 1.50       16.28 - 17.79
                                          2004     27,045   1.523 - 1.743   41,766          --       0.15 - 1.50        0.29 - 24.41
                                          2003     13,127   1.240 - 1.394   16,459        0.16       0.25 - 1.50       36.11 - 37.85
                                          2002      4,317   0.911 - 1.012    3,956        0.11       0.25 - 1.50    (13.41) - (0.69)

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the Subaccount invests.

2 These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005

                                             Templeton Growth Fund      AllianceBernstein Growth and   AllianceBernstein Large-Cap
                                             Subaccount (Class A)        Income Subaccount (Class B)   Growth Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    67,968,570     70,505,783    105,821,955     65,745,015      4,541,234      3,892,063
Accumulation units purchased and
  transferred from other funding options    18,984,740     26,537,332     11,412,704     88,510,368      1,604,514      2,395,698
Accumulation units redeemed and
  transferred to other funding options .   (25,254,755)   (29,074,545)   (117,234,659)  (48,433,428)    (6,145,748)    (1,746,527)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    61,698,555     67,968,570             --    105,821,955             --      4,541,234
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                          American Funds Global Growth      American Funds Growth      American Funds Growth-Income
                                              Subaccount (Class 2)           Subaccount (Class 2)          Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     8,379,267      1,391,986     23,436,001      6,536,378     18,676,234      4,697,553
Accumulation units purchased and
  transferred from other funding options    11,074,669      9,108,157     26,897,076     21,768,585     17,046,067     19,184,315
Accumulation units redeemed and
  transferred to other funding options .    (4,519,681)    (2,120,876)   (10,677,288)    (4,868,962)    (8,956,663)    (5,205,634)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    14,934,255      8,379,267     39,655,789     23,436,001     26,765,638     18,676,234
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                        Delaware VIP REIT Subaccount    Dreyfus VIF Appreciation
                                           Capital Appreciation Fund          (Standard Class)         Subaccount (Initial Shares)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    96,381,566    112,238,683     10,942,527      7,812,514     41,732,764     49,254,239
Accumulation units purchased and
  transferred from other funding options    10,993,551     29,579,465      3,089,538     11,265,057     10,273,576     14,399,194
Accumulation units redeemed and
  transferred to other funding options .   (107,375,117)  (45,436,582)   (14,032,065)    (8,135,044)   (18,870,068)   (21,920,669)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --     96,381,566             --     10,942,527     33,136,272     41,732,764
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                         FTVIPT Franklin Small-Mid Cap             FTVIPT
                                          Dreyfus VIF Developing Leaders       Growth Securities          Mutual Shares Securities
                                            Subaccount (Initial Shares)       Subaccount (Class 2)           Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    64,384,290     71,723,763      8,308,672      7,600,794      5,401,637      2,732,858
Accumulation units purchased and
  transferred from other funding options    17,172,204     24,439,387      3,692,041      4,451,643      1,927,540      3,967,973
Accumulation units redeemed and
  transferred to other funding options .   (29,535,282)   (31,778,860)    (3,895,767)    (3,743,765)    (7,329,177)    (1,299,194)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    52,021,212     64,384,290      8,104,946      8,308,672             --      5,401,637
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                           FTVIPT Templeton Developing         FTVIPT Templeton
                                          Markets Securities Subaccount       Foreign Securities
                                                    (Class 2)                Subaccount (Class 2)          High Yield Bond Trust
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     8,370,635      2,643,680     12,092,994      4,787,248         49,395             --
Accumulation units purchased and
  transferred from other funding options    12,458,642      9,152,730      9,553,721     11,933,525        274,498         49,399
Accumulation units redeemed and
  transferred to other funding options .    (8,341,871)    (3,425,775)    (6,129,471)    (4,627,779)      (323,893)            (4)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    12,487,406      8,370,635     15,517,244     12,092,994             --         49,395
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  Janus Aspen                     Janus Aspen                  Janus Aspen
                                              Global Life Sciences             Global Technology            Growth and Income
                                           Subaccount (Service Shares)    Subaccount (Service Shares)   Subaccount (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     5,164,500      5,278,679     10,942,634     10,852,881      9,290,365      8,698,001
Accumulation units purchased and
  transferred from other funding options     1,368,109      1,594,568      3,223,018      3,575,715      2,202,752      4,520,288
Accumulation units redeemed and
  transferred to other funding options .    (2,268,693)    (1,708,747)    (4,352,103)    (3,485,962)   (11,493,117)    (3,927,924)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     4,263,916      5,164,500      9,813,549     10,942,634             --      9,290,365
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 Janus Aspen                       Lazard                        LMPIF
                                                Mid Cap Growth              Retirement Small Cap          Investment Grade Bond
                                          Subaccount (Service Shares)            Subaccount                Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    62,062,086     44,027,838      3,590,599      1,326,570     25,270,945     27,044,383
Accumulation units purchased and
  transferred from other funding options    19,313,818     46,592,471      3,663,974      3,009,631      8,359,439     11,726,958
Accumulation units redeemed and
  transferred to other funding options .   (28,836,115)   (28,558,223)    (7,254,573)      (745,602)   (13,922,668)   (13,500,396)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    52,539,789     62,062,086             --      3,590,599     19,707,716     25,270,945
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                           LMPIS Growth and Income       LMPIS Premier Selections         LMPIT S&P 500 Index
                                                 Subaccount              All Cap Growth Subaccount       Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,696,283      1,710,433     22,953,918     29,203,185     54,348,738     57,705,370
Accumulation units purchased and
  transferred from other funding options     1,008,190      1,081,338      5,038,438      7,120,764     12,266,284     17,464,651
Accumulation units redeemed and
  transferred to other funding options .      (958,837)    (1,095,488)   (10,114,279)   (13,370,031)   (20,863,585)   (20,821,283)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,745,636      1,696,283     17,878,077     22,953,918     45,751,437     54,348,738
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                            LMPVPV Small Cap Growth            LMPVPI All Cap        LMPVPI Global High Yield Bond
                                           Opportunities Subaccount         Subaccount (Class I)          Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     8,066,490      7,029,562     19,102,607     20,834,454     15,536,699     14,981,900
Accumulation units purchased and
  transferred from other funding options     6,313,580      5,682,742      5,392,018      7,936,367      5,759,698      7,521,905
Accumulation units redeemed and
  transferred to other funding options .    (6,091,124)    (4,645,814)    (7,758,097)    (9,668,214)    (7,149,895)    (6,967,106)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     8,288,946      8,066,490     16,736,528     19,102,607     14,146,502     15,536,699
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                               LMPVPI Investors              LMPVPI Total Return          LMPVPII Appreciation
                                             Subaccount (Class I)           Subaccount (Class I)               Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    40,536,080     47,138,614     28,059,430     33,984,102     56,238,722     31,417,682
Accumulation units purchased and
  transferred from other funding options     9,100,460     13,332,232      5,797,156      8,701,079     13,369,010     48,049,902
Accumulation units redeemed and
  transferred to other funding options .   (16,218,235)   (19,934,766)   (12,540,710)   (14,625,751)   (20,974,988)   (23,228,862)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    33,418,305     40,536,080     21,315,876     28,059,430     48,632,744     56,238,722
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                          LMPVPII Diversified Strategic      LMPVPII Equity Index        LMPVPIII Adjustable Rate
                                                Income Subaccount            Subaccount (Class II)           Income Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     5,546,053      7,990,222     59,889,199     58,495,528      1,071,744        430,723
Accumulation units purchased and
  transferred from other funding options     1,526,528      2,999,619     18,070,597     34,735,232      1,370,681        902,802
Accumulation units redeemed and
  transferred to other funding options .    (2,618,773)    (5,443,788)   (26,554,956)   (33,341,561)      (806,000)      (261,781)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     4,453,808      5,546,053     51,404,840     59,889,199      1,636,425      1,071,744
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                               LMPVPIII Aggressive            LMPVPIII Large Cap           LMPVPIII Money Market
                                                Growth Subaccount              Growth Subaccount                 Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...   160,663,588    179,725,660     26,358,943     29,093,563    191,938,529    198,664,668
Accumulation units purchased and
  transferred from other funding options    44,770,966     65,334,218      7,805,737     11,877,065    152,926,863    193,595,156
Accumulation units redeemed and
  transferred to other funding options .   (71,904,183)   (84,396,290)   (13,652,332)   (14,611,685)   (160,975,996)  (200,321,295)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........   133,530,371    160,663,588     20,512,348     26,358,943    183,889,396    191,938,529
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                    LMPVPIII                  Lord Abbett Growth            Lord Abbett Mid-Cap
                                                 Social Awareness           and Income Subaccount            Value Subaccount
                                                Stock Subaccount                  (Class VC)                    (Class VC)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    10,000,216      8,785,453     15,389,506      1,604,786      9,256,533      3,006,143
Accumulation units purchased and
  transferred from other funding options     2,660,417      5,575,097      8,891,151     19,639,938      5,954,695     10,100,140
Accumulation units redeemed and
  transferred to other funding options .    (4,554,051)    (4,360,334)    (7,424,425)    (5,855,218)    (5,663,364)    (3,849,750)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     8,106,582     10,000,216     16,856,232     15,389,506      9,547,864      9,256,533
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                        MIST Batterymarch Mid-Cap    MIST BlackRock High Yield
                                           Managed Assets Trust         Stock Subaccount (Class A)      Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...        52,536             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options        57,728         52,538     12,999,498             --      7,460,557             --
Accumulation units redeemed and
  transferred to other funding options .      (110,264)            (2)    (3,456,082)            --     (1,727,596)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --         52,536      9,543,416             --      5,732,961             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                 MIST Dreman                MIST Harris Oakmark
                                            MIST BlackRock Large-Cap            Small-Cap Value          International Subaccount
                                            Core Subaccount (Class A)         Subaccount (Class A)               (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     8,857,837             --        599,516             --     46,920,085             --
Accumulation units redeemed and
  transferred to other funding options .    (2,682,939)            --        (51,235)            --     (9,896,793)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     6,174,898             --        548,281             --     37,023,292             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  MIST Janus                                                MIST Lord Abbett
                                             Capital Appreciation         Managed Assets Subaccount          Bond Debenture
                                             Subaccount (Class A)                 (Class A)               Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options   101,647,235             --        204,541             --      3,575,987             --
Accumulation units redeemed and
  transferred to other funding options .   (23,888,592)            --       (110,050)            --       (722,570)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    77,758,643             --         94,491             --      2,853,417             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                MIST Lord Abbett             MIST Met/AIM Capital         MIST Met/AIM Small Cap
                                               Growth and Income            Appreciation Subaccount          Growth Subaccount
                                              Subaccount (Class B)                 (Class A)                     (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options   155,481,453             --     71,293,103             --        291,193             --
Accumulation units redeemed and
  transferred to other funding options .   (34,939,120)            --    (17,169,195)            --         (1,480)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........   120,542,333             --     54,123,908             --        289,713             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                   MIST MFS(R)                      MIST                          MIST
                                               Value Subaccount             Neuberger Berman Real        Pioneer Fund Subaccount
                                                   (Class A)             Estate Subaccount (Class A)            (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --                                           --             --             --
Accumulation units purchased and
  transferred from other funding options     9,025,681             --     34,521,656             --      1,344,428             --
Accumulation units redeemed and
  transferred to other funding options .    (1,566,456)            --     (8,577,392)            --       (234,221)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     7,459,225             --     25,944,264             --      1,110,207             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 MIST Pioneer                   MIST Pioneer               MIST Third Avenue
                                                 Mid-Cap Value                Strategic Income              Small Cap Value
                                             Subaccount (Class A)           Subaccount (Class A)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options       132,573             --     11,441,979             --      6,194,124             --
Accumulation units redeemed and
  transferred to other funding options .       (10,574)            --     (1,988,814)            --       (335,650)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........       121,999             --      9,453,165             --      5,858,474             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                    MetLife                   MetLife Investment            MetLife Investment
                                             Investment Diversified          International Stock            Large Company Stock
                                            Bond Subaccount (Class I)        Subaccount (Class I)          Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    14,518,046     11,962,248     11,195,349      9,222,921     11,123,230      9,000,426
Accumulation units purchased and
  transferred from other funding options     6,860,327      8,122,312      9,477,429      7,472,997      4,669,597      5,915,446
Accumulation units redeemed and
  transferred to other funding options .    (7,563,246)    (5,566,514)    (7,146,258)    (5,500,569)    (4,587,600)    (3,792,642)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    13,815,127     14,518,046     13,526,520     11,195,349     11,205,227     11,123,230
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                            MetLife Investment Small       MSF BlackRock Aggressive           MSF BlackRock
                                            Company Stock Subaccount           Growth Subaccount          Bond Income Subaccount
                                                    (Class I)                      (Class D)                     (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    13,243,375     12,709,206             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     5,814,528      7,474,973     92,574,307             --     24,660,600             --
Accumulation units redeemed and
  transferred to other funding options .    (6,933,547)    (6,940,804)   (22,764,247)            --     (6,096,752)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    12,124,356     13,243,375     69,810,060             --     18,563,848             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              MSF FI Large Cap             MSF FI Value Leaders         MSF MetLife Aggressive
                                            Subaccount (Class A)           Subaccount (Class D)      Allocation Subaccount (Class B)
                                           --------------------------    --------------------------  -------------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options    66,666,805             --     30,989,823             --      3,902,430             --
Accumulation units redeemed and
  transferred to other funding options .   (15,671,606)            --     (6,908,817)            --       (139,634)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    50,995,199             --     24,081,006             --      3,762,796             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                            MSF MetLife Conservative       MSF MetLife Conservative            MSF MetLife
                                              Allocation Subaccount         to Moderate Allocation         Moderate Allocation
                                                    (Class B)                 Subaccount (Class B)         Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     1,513,513             --      3,732,343             --     12,500,394             --
Accumulation units redeemed and
  transferred to other funding options .      (160,268)            --       (301,574)            --     (1,242,860)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,353,245             --      3,430,769             --     11,257,534             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                            MSF MetLife Moderate
                                           to Aggressive Allocation        MSF MFS(R) Total Return    MSF T. Rowe Price Large Cap
                                            Subaccount (Class B)           Subaccount (Class F)       Growth Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options    14,694,351             --     90,266,459             --     17,284,219             --
Accumulation units redeemed and
  transferred to other funding options .    (1,104,808)            --    (21,019,389)            --     (4,378,592)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    13,589,543             --     69,247,070             --     12,905,627             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                             MSF Western Asset              MSF Western Asset              Oppenheimer Main
                                            Management High Yield            Management U.S.                   Street/VA
                                               Bond Subaccount             Government Subaccount              Subaccount
                                                  (Class A)                      (Class A)                 (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --      7,958,285      9,392,056
Accumulation units purchased and
  transferred from other funding options       983,424             --     41,379,043             --        863,581      2,979,915
Accumulation units redeemed and
  transferred to other funding options .      (196,726)            --    (10,222,797)            --     (8,821,866)    (4,413,686)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........       786,698             --     31,156,246             --             --      7,958,285
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                    PIMCO VIT                     PIMCO VIT                     Putnam VT
                                              Real Return Subaccount        Total Return Subaccount          Small Cap Value
                                              (Administrative Class)         (Administrative Class)        Subaccount (Class IB)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...        65,512             --     41,257,201     35,244,824     27,234,892     24,237,104
Accumulation units purchased and
  transferred from other funding options       680,122         87,745     16,185,435     21,830,193     13,114,036     15,824,796
Accumulation units redeemed and
  transferred to other funding options .       (52,404)       (22,233)   (17,821,442)   (15,817,816)   (13,301,543)   (12,827,008)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........       693,230         65,512     39,621,194     41,257,201     27,047,385     27,234,892
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                            LMPIF Small Cap Value          Travelers AIM Capital   Travelers Convertible Securities
                                            Subaccount (Class A)          Appreciation Subaccount             Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     8,133,940      7,865,509     69,563,096     64,595,330        735,071        387,737
Accumulation units purchased and
  transferred from other funding options     3,903,022      5,446,854      7,411,297     41,657,435        553,732        507,129
Accumulation units redeemed and
  transferred to other funding options .    (4,405,164)    (5,178,423)   (76,974,393)   (36,689,669)    (1,288,803)      (159,795)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     7,631,798      8,133,940             --     69,563,096             --        735,071
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                         Travelers Disciplined Mid Cap     Travelers Equity Income   Travelers Federated High Yield
                                               Stock Subaccount                   Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    11,893,108     12,819,367     28,244,211     30,691,593      6,243,547      6,500,360
Accumulation units purchased and
  transferred from other funding options     1,699,504      4,859,094      4,191,932     10,997,621      1,214,957      3,286,174
Accumulation units redeemed and
  transferred to other funding options .   (13,592,612)    (5,785,353)   (32,436,143)   (13,445,003)    (7,458,504)    (3,542,987)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --     11,893,108             --     28,244,211             --      6,243,547
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                Travelers                     Travelers
                                                  Travelers             Managed Allocation Series:    Managed Allocation Series:
                                             Large Cap Subaccount          Aggressive Subaccount        Conservative Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    35,563,634     40,449,569        167,544             --         42,321             --
Accumulation units purchased and
  transferred from other funding options     4,225,120     11,765,793        533,885        216,838        163,543         80,586
Accumulation units redeemed and
  transferred to other funding options .   (39,788,754)   (16,651,728)      (701,429)       (49,294)      (205,864)       (38,265)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --     35,563,634             --        167,544             --         42,321
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  Travelers             Travelers Managed Allocation  Travelers Managed Allocation
                                          Managed Allocation Series:     Series: Moderate-Aggressive  Series: Moderate-Conservative
                                              Moderate Subaccount                Subaccount                     Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,110,569             --      1,128,108             --        101,590             --
Accumulation units purchased and
  transferred from other funding options     1,788,290      1,136,986      2,347,273      1,678,196        521,091        107,946
Accumulation units redeemed and
  transferred to other funding options .    (2,898,859)       (26,417)    (3,475,381)      (550,088)      (622,681)        (6,356)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      1,110,569             --      1,128,108             --        101,590
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                    Travelers                      Travelers                     Travelers
                                                Mercury Large Cap                MFS(R) Mid Cap              MFS(R) Total Return
                                                 Core Subaccount               Growth Subaccount                 Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     7,130,964      5,176,406     87,466,980      9,021,519     78,677,052     79,987,409
Accumulation units purchased and
  transferred from other funding options     1,304,765      4,435,984      8,739,583    119,111,010      9,226,815     29,222,929
Accumulation units redeemed and
  transferred to other funding options .    (8,435,729)    (2,481,426)   (96,206,563)   (40,665,549)   (87,903,867)   (30,533,286)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      7,130,964             --     87,466,980             --     78,677,052
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                   Travelers                      Travelers                     Travelers
                                                  MFS(R) Value             Mondrian International             Pioneer Fund
                                                  Subaccount                   Stock Subaccount                 Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,139,246        772,976     37,675,055     41,538,574        663,528        496,365
Accumulation units purchased and
  transferred from other funding options     1,200,997      3,416,430      4,987,346     15,637,315        208,001        415,569
Accumulation units redeemed and
  transferred to other funding options .    (4,340,243)    (1,050,160)   (42,662,401)   (19,500,834)      (871,529)      (248,406)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      3,139,246             --     37,675,055             --        663,528
                                           ===========    ===========    ===========    ===========    ===========    ===========

                  NOTES TO FINANCIAL STATEMENTS -- (Concluded)

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Concluded)

                                             Travelers Pioneer              Travelers Pioneer                Travelers
                                               Mid Cap Value                Strategic Income                Quality Bond
                                                Subaccount                      Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...        19,078             --      7,687,815      3,954,168     21,911,681     24,069,393
Accumulation units purchased and
  transferred from other funding options        10,908         19,157      1,818,121      6,195,791      2,573,870      8,176,945
Accumulation units redeemed and
  transferred to other funding options .       (29,986)           (79)    (9,505,936)    (2,462,144)   (24,485,551)   (10,334,657)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --         19,078             --      7,687,815             --     21,911,681
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  Travelers                      Travelers                     Travelers
                                              Strategic Equity              Style Focus Series:           Style Focus Series:
                                                 Subaccount             Small Cap Growth Subaccount    Small Cap Value Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    27,630,348     33,065,411         16,435             --          2,034             --
Accumulation units purchased and
  transferred from other funding options     2,665,109      8,966,642         30,380         16,436         97,868          2,036
Accumulation units redeemed and
  transferred to other funding options .   (30,295,457)   (14,401,705)       (46,815)            (1)       (99,902)            (2)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --     27,630,348             --         16,435             --          2,034
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                           Travelers U.S. Government       Van Kampen LIT Comstock      Van Kampen LIT Strategic
                                             Securities Subaccount          Subaccount (Class II)      Growth Subaccount (Class II)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    38,294,208     19,114,837      6,004,260      2,247,650      5,125,536      5,470,588
Accumulation units purchased and
  transferred from other funding options     5,186,153     37,731,554      4,114,016      5,265,316      2,057,489      2,210,533
Accumulation units redeemed and
  transferred to other funding options .   (43,480,361)   (18,552,183)    (3,140,477)    (1,508,706)    (2,003,594)    (2,555,585)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --     38,294,208      6,977,799      6,004,260      5,179,431      5,125,536
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                          VIP Contrafund(R) Subaccount     VIP Mid Cap Subaccount
                                               (Service Class 2)              (Service Class 2)
                                          ----------------------------   --------------------------
                                               2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    25,118,920     16,214,233     37,623,791     27,044,633
Accumulation units purchased and
  transferred from other funding options    21,262,535     16,418,666     22,435,943     24,940,185
Accumulation units redeemed and
  transferred to other funding options .   (12,542,914)    (7,513,979)   (18,059,401)   (14,361,027)
                                           -----------    -----------    -----------    -----------
Accumulation units end of year .........    33,838,541     25,118,920     42,000,333     37,623,791
                                           ===========    ===========    ===========    ===========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As described in Notes 1 and 3 to the consolidated financials statements, on October 11, 2006, MetLife Connecticut entered into a Transfer Agreement with MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA.


/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 30, 2007

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)



                                                                   2006       2005
                                                                 --------   --------


ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $48,406 and $53,231,
     respectively).............................................  $ 47,846   $ 52,589
  Trading securities, at fair value (cost: $0 and $457,
     respectively).............................................        --        452
  Equity securities available-for-sale, at estimated fair value
     (cost: $777 and $424, respectively).......................       795        421
  Mortgage and consumer loans..................................     3,595      2,543
  Policy loans.................................................       918        916
  Real estate and real estate joint ventures held-for-
     investment................................................       173         91
  Real estate held-for-sale....................................         7          5
  Other limited partnership interests..........................     1,082      1,252
  Short-term investments.......................................       777      1,769
  Other invested assets........................................     1,241      1,057
                                                                 --------   --------
     Total investments.........................................    56,434     61,095
Cash and cash equivalents......................................       649        571
Accrued investment income......................................       597        602
Premiums and other receivables.................................     8,410      7,008
Deferred policy acquisition costs and value of business
  acquired.....................................................     5,111      4,914
Current income tax recoverable.................................        94         48
Deferred income tax assets.....................................     1,007      1,120
Goodwill.......................................................       953        924
Other assets...................................................       765        442
Separate account assets........................................    50,067     44,524
                                                                 --------   --------
     Total assets..............................................  $124,087   $121,248
                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits.......................................  $ 19,654   $ 18,344
  Policyholder account balances................................    35,099     37,840
  Other policyholder funds.....................................     1,513      1,293
  Long-term debt -- affiliated.................................       435        435
  Payables for collateral under securities loaned and other
     transactions..............................................     9,155      9,737
  Other liabilities............................................       749      1,642
  Separate account liabilities.................................    50,067     44,524
                                                                 --------   --------
     Total liabilities.........................................   116,672    113,815
                                                                 --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
Stockholders' Equity:
  Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and outstanding at
     December 31, 2006 and 2005................................        86         86
  Additional paid-in capital...................................     7,123      7,180
  Retained earnings............................................       520        581
  Accumulated other comprehensive income (loss)................      (314)      (414)
                                                                 --------   --------
     Total stockholders' equity................................     7,415      7,433
                                                                 --------   --------
     Total liabilities and stockholders' equity................  $124,087   $121,248
                                                                 ========   ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)



                                                              2006     2005    2004
                                                             ------   ------   ----


REVENUES
Premiums...................................................  $  308   $  281   $  9
Universal life and investment-type product policy fees.....   1,268      862    159
Net investment income......................................   2,839    1,438    207
Other revenues.............................................     212      132     26
Net investment gains (losses)..............................    (521)    (198)    (9)
                                                             ------   ------   ----
  Total revenues...........................................   4,106    2,515    392
                                                             ------   ------   ----
EXPENSES
Policyholder benefits and claims...........................     792      570     18
Interest credited to policyholder account balances.........   1,316      720    153
Other expenses.............................................   1,173      678    179
                                                             ------   ------   ----
  Total expenses...........................................   3,281    1,968    350
                                                             ------   ------   ----
Income before provision for income tax.....................     825      547     42
Provision for income tax...................................     228      156     17
                                                             ------   ------   ----
Income before cumulative effect of a change in accounting,
  net of income tax........................................     597      391     25
Cumulative effect of a change in accounting, net of income
  tax......................................................      --       --      2
                                                             ------   ------   ----
Net income.................................................  $  597   $  391   $ 27
                                                             ======   ======   ====




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)



                                                                               ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME (LOSS)
                                                                          ---------------------------
                                                                                NET         FOREIGN
                                                    ADDITIONAL              UNREALIZED      CURRENCY
                                            COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)   ADJUSTMENT   TOTAL
                                            ------  ----------  --------  --------------  -----------  ------


BALANCE AT JANUARY 1, 2004 (NOTE 3).......    $11     $  171      $ 163        $  32          $--      $  377
Capital contribution from MetLife
  Investors Group, Inc. ..................               300                                              300
Comprehensive income (loss):
  Net income..............................                           27                                    27
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (2)                      (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                 (2)
                                                                                                       ------
  Comprehensive income (loss).............                                                                 25
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2004..............     11        471        190           30           --         702
MetLife Insurance Company of Connecticut's
  common stock purchased by MetLife, Inc.
  (Notes 2 and 3).........................     75      6,709                                            6,784
Comprehensive income (loss):
  Net income..............................                          391                                   391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (1)                      (1)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      (445)                    (445)
     Foreign currency translation
       adjustments........................                                                      2           2
                                                                                                       ------
     Other comprehensive income (loss)....                                                               (444)
                                                                                                       ------
  Comprehensive income (loss).............                                                                (53)
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2005..............     86      7,180        581         (416)           2       7,433
Revisions of purchase price pushed down to
  MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2)......................................                40                                               40
Dividend paid to MetLife, Inc. ...........              (259)      (658)                                 (917)
Capital contribution of intangible assets
  from MetLife,  Inc., net of income tax
  (Notes 8 and 14)........................               162                                              162
Comprehensive income (loss):
  Net income..............................                          597                                   597
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (5)                      (5)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                       107                      107
     Foreign currency translation
       adjustments, net of  income tax....                                                     (2)         (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                100
                                                                                                       ------
  Comprehensive income (loss).............                                                                697
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2006..............    $86     $7,123      $ 520        $(314)         $--      $7,415
                                              ===     ======      =====        =====          ===      ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)



                                                                   2006       2005       2004
                                                                 --------   --------   -------


CASH FLOWS FROM OPERATING ACTIVITIES
Net Income....................................................   $    597   $    391   $    27
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses...................          6          4        --
     Amortization of premiums and accretion of discounts
       associated with investments, net.......................         74        112        21
     (Gains) losses from sales of investments and businesses,
       net....................................................        521        198         9
     Equity earnings of real estate joint ventures and other
       limited partnership interests..........................        (83)       (19)       --
     Interest credited to policyholder account balances.......      1,316        720       153
     Universal life and investment-type product policy fees...     (1,268)      (862)     (159)
     Change in accrued investment income......................          2        (68)       --
     Change in premiums and other receivables.................       (509)      (415)   (1,108)
     Change in deferred policy acquisition costs, net.........       (234)      (211)     (165)
     Change in insurance-related liabilities..................        234        812        17
     Change in trading securities.............................        (43)       103        --
     Change in income tax payable.............................        156        298        --
     Change in income tax recoverable.........................         --         --       (29)
     Change in other assets...................................        586        574       140
     Change in other liabilities..............................       (351)      (876)     (106)
     Other, net...............................................         --          2        --
                                                                 --------   --------   -------
Net cash provided by (used in) operating activities...........      1,004        763    (1,200)
                                                                 --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities................................     27,706     24,008     1,521
     Equity securities........................................        218        221         2
     Mortgage and consumer loans..............................      1,034        748        72
     Real estate and real estate joint ventures...............        126         65        --
     Other limited partnership interests......................        762        173        --
  Purchases of:
     Fixed maturity securities................................    (23,840)   (32,850)   (1,482)
     Equity securities........................................       (109)        --        --
     Mortgage and consumer loans..............................     (2,092)      (500)      (42)
     Real estate and real estate joint ventures...............        (56)       (13)       --
     Other limited partnership interests......................       (343)      (330)       --
  Net change in policy loans..................................         (2)         3        --
  Net change in short-term investments........................        991        599         7
  Net change in other invested assets.........................       (316)       233         1
  Other, net..................................................          1          3        --
                                                                 --------   --------   -------
Net cash provided by (used in) investing activities...........      4,080     (7,640)       79
                                                                 --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.................................................      8,185     11,230     4,541
     Withdrawals..............................................    (11,637)   (12,369)   (3,898)
  Net change in payables for collateral under securities
     loaned and other transactions............................       (582)     7,675       122
  Long-term debt issued.......................................         --        400        --
  Dividends on common stock...................................       (917)        --        --
  Capital contribution from MetLife Investors Group, Inc. ....         --         --       300
  Contribution of MetLife Insurance Company of Connecticut
     from MetLife, Inc., net of cash received  of $0, $443 and
     $0, respectively.........................................         --        443        --
  Other, net..................................................        (55)       (75)       --
                                                                 --------   --------   -------
Net cash (used in) provided by financing activities...........     (5,006)     7,304     1,065
                                                                 --------   --------   -------
Change in cash and cash equivalents...........................         78        427       (56)
Cash and cash equivalents, beginning of year..................        571        144       200
                                                                 --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR........................   $    649   $    571   $   144
                                                                 ========   ========   =======

Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.................................................   $     31   $     18   $     2
                                                                 ========   ========   =======
     Income tax...............................................   $     81   $     87   $    (2)
                                                                 ========   ========   =======
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of Connecticut
       acquired by MetLife, Inc. and contributed to MLI-USA
       net of cash received of $443 million...................   $     --   $  6,341   $    --
                                                                 ========   ========   =======
     Contribution of other intangible assets, net of deferred
       income tax.............................................   $    162   $     --   $   --
                                                                 ========   ========   =======
     Contribution of goodwill from MetLife, Inc. .............   $     29   $     --   $    --
                                                                 ========   ========   =======




--------
See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MLI-USA.
See Note 19 for non-cash reinsurance transactions.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC", formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Connecticut. See Note 3.

     On February 14, 2006, a Certificate of Amendment was filed with the State of Connecticut Office of the Secretary of the State changing the name of The Travelers Insurance Company to MetLife Insurance Company of Connecticut, effective May 1, 2006.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $43 million and $180 million at December 31, 2006 and 2005, respectively. At December 31, 2005, the Company was the majority owner of Tribeca Citigroup Investments Ltd. ("Tribeca") and consolidated the fund within its consolidated financial statements. During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated. See Note 4 for further information.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2006 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:



(i) the fair value of investments in the absence of quoted market values;
(ii)     investment impairments;
(iii)    the recognition of income on certain investments;
(iv) the application of the consolidation rules to certain investments;
(v)      the fair value of and accounting for derivatives;
(vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");
(vii)    the measurement of goodwill and related impairment, if any;
(viii)   the liability for future policyholder benefits;
(ix) accounting for income taxes and the valuation of deferred income tax assets;
(x)      accounting for reinsurance transactions; and
(xi)     the liability for litigation and regulatory matters.


     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income. Beginning in the second quarter of 2006, the Company no longer holds a trading securities portfolio. (See also Note
     4)

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and limited partnerships for impairments. For its cost method investments, it follows an impairment analysis which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described above by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The use of different methodologies and assumptions as to the timing and amount of impairments, recognition of income and the determination of the fair value of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is a risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended, changes in the fair value of the derivative are reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments and measurement of hedge effectiveness are also subject to interpretation and estimation, and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $52 million and $2 million at December 31, 2006 and 2005, respectively. Accumulated amortization was $3 million at December 31, 2006 and the computer software was fully amortized at December 31, 2005. Related amortization expense was $3 million and $1 million for the years ended December 31, 2006 and 2005, respectively. There was no amortization expense for the year ended December 31, 2004.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC related to internally replaced contracts are generally expensed at the date of replacement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple and a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 4% to 7%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities is 4%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 4%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances ("PAB") for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     - The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     PABs relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 0.5% to 12%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     The Company and its includable life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended ("Code"). Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Prior to the transfer of MLI-USA to MetLife Connecticut, MLI-USA joined MetLife's includable affiliates in filing a federal income tax return. MLI-USA joined MetLife Connecticut's includable affiliates as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     For U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred income tax asset established for the taxable difference from the book basis.

     The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:



    (i) future taxable income exclusive of reversing temporary differences and carryforwards;
    (ii)    future reversals of existing taxable temporary differences;
    (iii)   taxable income in prior carryback years; and
    (iv)    tax planning strategies.


     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities or when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax legislation could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract as a deposit, net of related expenses. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenue or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenue or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from Metropolitan Life.

  Foreign Currency

     Balance sheet accounts are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:



      (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
      (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
      (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.


     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other Pronouncements

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts ("SOP 03-1"), as interpreted by a Technical Practice Aid ("TPA"), issued by the American Institute of Certified Public Accountants ("AICPA") and FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $2 million, which was reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including unearned revenue liability, under certain variable annuity and life contracts and income tax. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of the adoption.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company's consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of:
(i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which is to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company's consolidated financial statements.

     In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects to recognize a reduction to the January 1, 2007 balance of retained earnings of less than $1 million.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company's consolidated financial statements.

     In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. It is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

     In addition, in February 2007, related TPAs were issued by the AICPA to provide further clarification of SOP 05-1. The TPAs are effective concurrently with the adoption of the SOP. Based on the Company's interpretation of SOP 05-1 and related TPAs, the adoption of SOP 05-1 will result in a reduction to DAC and VOBA relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. The Company estimates that the adoption of SOP 05-1 as of January 1, 2007 will result in a cumulative effect adjustment of between $75 million and $95 million, net of income tax, which will be recorded as a reduction

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to retained earnings. In addition, the Company estimates that accelerated DAC and VOBA amortization will reduce 2007 net income by approximately $5 million to $15 million, net of income tax.

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Connecticut became a subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition. The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Connecticut be identified and measured at their fair value as of the acquisition date.

     Final Purchase Price Allocation and Goodwill

     The purchase price paid by MetLife has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the Acquisition Date. The computation of the purchase price and the allocation of the purchase price to the net assets acquired based upon their respective fair values as of July 1, 2005, and the resulting goodwill, as revised, are presented below.

     Based upon MetLife's method of allocating the purchase price to the entities acquired, the purchase price attributed to MetLife Connecticut increased by $40 million. The increase in purchase price was a result of additional consideration paid in 2006 by MetLife to Citigroup of $115 million and an increase in transaction costs of $3 million, offset by a $4 million reduction in restructuring costs for a total purchase price increase of $114 million.

     The allocation of purchase price was updated as a result of the additional purchase price attributed to MetLife Connecticut of $40 million, an increase of $15 million in the value of the future policy benefit liabilities and other policyholder funds resulting from the finalization of the evaluation of the Travelers underwriting criteria, an increase in securities of $24 million resulting from the finalization of the determination of the fair value of such securities, an increase in other liabilities of $2 million due to the receipt of additional information, all resulting in a net impact of the aforementioned adjustments increasing deferred income tax assets by $4 million. Goodwill increased by $29 million as a consequence of such revisions to the purchase price and the purchase price allocation.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                     AS OF JULY 1, 2005
                                                                     -------------------
                                                                        (IN MILLIONS)


TOTAL PURCHASE PRICE PAID BY METLIFE......................                 $12,084
  Purchase price attributed to other affiliates...........                   5,260
                                                                           -------
  Purchase price attributed to MetLife Connecticut........                   6,824
NET ASSETS OF METLIFE CONNECTICUT ACQUIRED PRIOR TO
  PURCHASE ACCOUNTING ADJUSTMENTS.........................  $8,207
ADJUSTMENTS TO REFLECT ASSETS ACQUIRED AT FAIR VALUE:
  Fixed maturity securities available-for-sale............      (2)
  Mortgage loans on real estate...........................      72
  Real estate and real estate joint ventures held-for-
     investment...........................................      39
  Other limited partnership interests.....................      48
  Other invested assets...................................     (36)
  Premiums and other receivables..........................   1,001
  Elimination of historical deferred policy acquisition
     costs................................................  (3,052)
  Value of business acquired..............................   3,490
  Value of distribution agreements and customer
     relationships acquired...............................      73
  Net deferred income tax asset...........................   1,751
  Elimination of historical goodwill......................    (196)
  Other assets............................................     (11)
ADJUSTMENTS TO REFLECT LIABILITIES ASSUMED AT FAIR VALUE:
  Future policy benefits..................................  (3,766)
  Policyholder account balances...........................  (1,870)
  Other liabilities.......................................     191
                                                            ------
NET FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES
  ASSUMED.................................................                   5,939
                                                                           -------
GOODWILL RESULTING FROM THE ACQUISITION ATTRIBUTED TO
  METLIFE CONNECTICUT.....................................                 $   885
                                                                           =======



     Goodwill resulting from the Acquisition has been allocated to the Company's segments, as well as Corporate & Other, as follows:


                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)


Institutional....................................................         $312
Individual.......................................................          163
Corporate & Other................................................          410
                                                                          ----
  TOTAL..........................................................         $885
                                                                          ====



     The entire amount of goodwill is expected to be deductible for income tax purposes.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONDENSED STATEMENT OF NET ASSETS ACQUIRED

     The condensed statement of net assets acquired reflects the fair value of MetLife Connecticut's net assets as follows:


                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)


ASSETS
  Fixed maturity securities available-for-sale...................        $41,210
  Trading securities.............................................            555
  Equity securities available-for-sale...........................            641
  Mortgage loans on real estate..................................          2,363
  Policy loans...................................................            884
  Real estate and real estate joint ventures held-for-
     investment..................................................            126
  Other limited partnership interests............................          1,120
  Short-term investments.........................................          2,225
  Other invested assets..........................................          1,205
                                                                         -------
     Total investments...........................................         50,329
  Cash and cash equivalents......................................            443
  Accrued investment income......................................            494
  Premiums and other receivables.................................          4,688
  Value of business acquired.....................................          3,490
  Goodwill.......................................................            885
  Other intangible assets........................................             73
  Deferred income tax asset......................................          1,178
  Other assets...................................................            730
  Separate account assets........................................         30,427
                                                                         -------
     Total assets acquired.......................................         92,737
                                                                         -------

LIABILITIES:
  Future policy benefits.........................................         17,565
  Policyholder account balances..................................         34,251
  Other policyholder funds.......................................            115
  Current income tax.............................................             36
  Other liabilities..............................................          3,519
  Separate account liabilities...................................         30,427
                                                                         -------
     Total liabilities assumed...................................         85,913
                                                                         -------
     Net assets acquired.........................................        $ 6,824
                                                                         =======



  Other Intangible Assets

     VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in-force at the Acquisition Date. VOBA is based on actuarially determined projections, by each block of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience.

     The value of the other identifiable intangibles reflects the estimated fair value of MetLife Connecticut's distribution agreements and customer relationships acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreements. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience. See Notes 8 and 14 for additional information on the value of distribution agreements ("VODA") acquired from Citigroup.

     The use of discount rates was necessary to establish the fair value of VOBA, as well as the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital, as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

     The fair values of business acquired, distribution agreements and customer relationships acquired are as follows:


                                                                             WEIGHTED AVERAGE
                                                      AS OF JULY 1, 2005   AMORTIZATION PERIOD
                                                      ------------------   -------------------
                                                         (IN MILLIONS)          (IN YEARS)


Value of business acquired..........................        $3,490                  16
Value of distribution agreements and customer
  relationships acquired............................            73                  16
                                                            ------
  Total value of intangible assets acquired,
     excluding goodwill.............................        $3,563                  16
                                                            ======



3.  CONTRIBUTION OF METLIFE CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, all financial data included in these financial statements periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests. Information

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


regarding the consolidated statements of income of the Company for the years ended December 31, 2006 and 2005 is as follows:


                                                                                              UNAUDITED
                                                                                         ------------------
                                                                                         THREE MONTHS ENDED      YEAR ENDED
                                                    UNAUDITED                             DECEMBER 31, 2006  DECEMBER 31, 2006
                         --------------------------------------------------------------  ------------------  -----------------
                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                         --------------------------------------------------------------
                                                   ASSETS AND LIABILITIES
                                                         OUTSTANDING
                                                       FROM METLIFE'S
                                                         ACQUISITION       CONSOLIDATED
                         MICC HISTORICAL  MLI-USA          OF MLIG            COMPANY             CONSOLIDATED COMPANY
                         ---------------  -------  ----------------------  ------------  -------------------------------------
                                                            (IN MILLIONS)


Total revenues.........       $2,509        $623             $--              $3,132            $974               $4,106
Total expenses.........       $1,905        $486             $--              $2,391            $890               $3,281
                              ------        ----             ---              ------            ----               ------
Income before provision
  for income tax.......          604         137              --                 741            $ 84                  825
Provision for income
  tax..................          177          35              --                 212            $ 16                  228
                              ------        ----             ---              ------            ----               ------
Net income.............       $  427        $102             $--              $  529            $ 68               $  597
                              ======        ====             ===              ======            ====               ======






                                                                   YEAR ENDED DECEMBER 31, 2005
                                                         -----------------------------------------------
                                                                   ASSETS AND LIABILITIES
                                      SIX MONTHS ENDED                   OUTSTANDING
                                     DECEMBER 31, 2005                 FROM METLIFE'S
                                     -----------------                   ACQUISITION        CONSOLIDATED
                                      MICC HISTORICAL    MLI-USA           OF MLIG             COMPANY
                                     -----------------   -------   ----------------------   ------------
                                                                (IN MILLIONS)


Total revenues.....................        $1,749          $766              $--               $2,515
Total expenses.....................        $1,410          $561              $(3)              $1,968
                                           ------          ----              ---               ------
Income before provision for income
  tax..............................           339           205                3                  547
Provision for income tax...........            98            57                1                  156
                                           ------          ----              ---               ------
Net income.........................        $  241          $148              $ 2               $  391
                                           ======          ====              ===               ======




     The par value of the common stock presented in the statement of stockholders' equity for periods prior to the Acquisition Date has been adjusted to reflect the par value of the MetLife Connecticut shares issued to MLIG in exchange for MLI-USA's common stock. Information regarding the adjustments to stockholders' equity is as follows:


                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                                    COMPREHENSIVE
                                                                                       INCOME
                                                                                  ----------------
                                                          ADDITIONAL               NET UNREALIZED
                                             COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                              STOCK         CAPITAL    EARNINGS       (LOSSES)       TOTAL
                                             ------       ----------   --------   ----------------   -----


Balance of MLI-USA's equity at January 1,
  2004                                         $ 2           $ 98        $163            $39          $302
Issuance of MetLife Connecticut's common
  stock to MLIG                                 11  (1)       (11)         --             --            --
Elimination of MLI-USA's common stock           (2) (2)         2          --             --            --
Assets and liabilities outstanding from
  MetLife's acquisition of MLIG                 --             82          --             (7)           75
                                               ---           ----        ----            ---          ----
Balance of MICC's equity at January 1, 2004    $11           $171        $163            $32          $377
                                               ===           ====        ====            ===          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) Represents the issuance of 4,595,317 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife Connecticut to MLIG in exchange for all the outstanding common stock of MLI-USA, for a total adjustment of $11 million.

   (2) Represents the elimination of MLI-USA's common stock of $2 million.

The par value of the MetLife Connecticut common stock purchased by MetLife has been adjusted to reflect the return of the MetLife Connecticut common stock by MetLife in connection with the transfer of MetLife Connecticut to MLI-USA as follows:


                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME
                                                                                 ----------------
                                                         ADDITIONAL               NET UNREALIZED
                                            COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                             STOCK         CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                            ------       ----------   --------   ----------------   ------


MetLife Connecticut's common stock
  purchased by MetLife in the Acquisition
  on July 1, 2005                            $100          $6,684        $--            $--         $6,784
Return of MetLife Connecticut's common
  stock from MetLife                          (25) (1)         25         --             --             --
                                             ----          ------        ---            ---         ------
MetLife Connecticut's common stock
  purchased by MetLife on July 1, 2005, as
  adjusted                                   $ 75          $6,709        $--            $--         $6,784
                                             ====          ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Connecticut in anticipation of the acquisition of MLI-USA by MetLife Connecticut, for a total adjustment of $25 million.

     The following unaudited pro forma condensed consolidated financial information presents the results of operations for the Company assuming the MetLife Connecticut acquisition had been effected as of January 1, 2005. This unaudited pro forma information does not necessarily represent what the Company's actual results of operations would have been if the acquisition had occurred as of the date indicated or what such results would be for any future periods.


                                                                                  UNAUDITED
                                                                    ------------------------------------
                                                    YEAR ENDED      SIX MONTHS ENDED       YEAR ENDED
                                                DECEMBER 31, 2005     JUNE 30, 2005    DECEMBER 31, 2005
                                                -----------------   ----------------   -----------------
                                                   CONSOLIDATED         PRO FORMA          PRO FORMA
                                                                          MICC
                                                     COMPANY           HISTORICAL             MICC
                                                -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)



Total revenues                                        $2,515             $2,324              $4,839
Total expenses                                        $1,968             $1,523              $3,491
                                                      ------             ------              ------
Income before provision for income tax                   547                801               1,348
Provision for income tax                                 156                226                 382
                                                      ------             ------              ------
Net income                                            $  391             $  575              $  966
                                                      ======             ======              ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:


                                                              DECEMBER 31, 2006
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)


U.S. corporate securities....................   $17,331    $101     $424     $17,008     35.5%
Residential mortgage-backed securities.......    11,951      40       78      11,913     24.9
Foreign corporate securities.................     5,563      64      128       5,499     11.5
U.S. Treasury/agency securities..............     5,455       7      126       5,336     11.2
Commercial mortgage-backed securities........     3,353      19       47       3,325      6.9
Asset-backed securities......................     3,158      14       10       3,162      6.6
State and political subdivision securities...     1,062       6       38       1,030      2.2
Foreign government securities................       533      45        5         573      1.2
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $48,406    $296     $856     $47,846    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   671    $ 22     $  9     $   684     86.0%
Common stock.................................       106       6        1         111     14.0
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   777    $ 28     $ 10     $   795    100.0%
                                                =======    ====     ====     =======    =====






                                                              DECEMBER 31, 2005
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)


U.S. corporate securities....................   $18,416    $ 96     $415     $18,097     34.3%
Residential mortgage-backed securities.......    12,398      17      131      12,284     23.4
Foreign corporate securities.................     5,733      50      143       5,640     10.7
U.S. Treasury/agency securities..............     6,448      24       61       6,411     12.2
Commercial mortgage-backed securities........     5,157      12       82       5,087      9.7
Asset-backed securities......................     3,899      10       16       3,893      7.4
State and political subdivision securities...       633      --       25         608      1.2
Foreign government securities................       547      25        3         569      1.1
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $53,231    $234     $876     $52,589    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   327    $  1     $  5     $   323     76.7%
Common stock.................................        97       4        3          98     23.3
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   424    $  5     $  8     $   421    100.0%
                                                =======    ====     ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $472 million and $275 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2006 and 2005, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.2 billion and $3.3 billion at December 31, 2006 and 2005, respectively. These securities had a net unrealized gain (loss) of $51 million and ($33) million at December 31, 2006 and 2005, respectively. Non-income producing fixed maturity securities were $6 million and $3 million at December 31, 2006 and 2005, respectively. Unrealized gains (losses) associated with non-income producing fixed maturity securities were $1 million and ($5) million at December 31, 2006 and 2005, respectively.

     The cost or amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are shown below:


                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2006                     2005
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                                   COST     FAIR VALUE      COST     FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)


Due in one year or less.......................   $ 1,620      $ 1,616     $ 1,411      $ 1,405
Due after one year through five years.........     9,843        9,733      10,594       10,490
Due after five years through ten years........     7,331        7,226       9,556        9,382
Due after ten years...........................    11,150       10,871      10,216       10,048
                                                 -------      -------     -------      -------
  Subtotal....................................    29,944       29,446      31,777       31,325
Mortgage-backed and asset-backed securities...    18,462       18,400      21,454       21,264
                                                 -------      -------     -------      -------
  Total fixed maturity securities.............   $48,406      $47,846     $53,231      $52,589
                                                 =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:


                                                           YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2006            2005           2004
                                                  ------------   --------------   ---------
                                                                (IN MILLIONS)


Proceeds........................................  $     23,901   $       22,241   $     473
Gross investment gains..........................       $    73          $    48        $  6
Gross investment losses.........................       $  (519)         $  (347)       $(10)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair values and gross unrealized loss of the Company's fixed maturity securities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:


                                                                 DECEMBER 31, 2006
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)


U.S. corporate securities...........    $ 4,895      $104       $ 7,543      $320       $12,438      $424
Residential mortgage-backed
  securities........................      4,113        20         3,381        58         7,494        78
Foreign corporate securities........      1,381        29         2,547        99         3,928       128
U.S. Treasury/agency securities.....      2,995        48         1,005        78         4,000       126
Commercial mortgage-backed
  securities........................        852         6         1,394        41         2,246        47
Asset-backed securities.............        965         3           327         7         1,292        10
State and political subdivision
  securities........................         29         2           414        36           443        38
Foreign government securities.......         51         1            92         4           143         5
                                        -------      ----       -------      ----       -------      ----
Total fixed maturity securities.....    $15,281      $213       $16,703      $643       $31,984      $856
                                        =======      ====       =======      ====       =======      ====
Equity securities...................    $   149      $  3       $   188      $  7       $   337      $ 10
                                        =======      ====       =======      ====       =======      ====
Total number of securities in an
  unrealized loss position..........      1,955                   2,318                   4,273
                                        =======                 =======                 =======






                                                              DECEMBER 31, 2005
                                    ---------------------------------------------------------------------
                                                                 EQUAL TO OR
                                         LESS THAN 12              GREATER
                                            MONTHS              THAN 12 MONTHS              TOTAL
                                    ----------------------  ----------------------  ---------------------
                                    ESTIMATED    GROSS      ESTIMATED    GROSS      ESTIMATED     GROSS
                                      FAIR     UNREALIZED     FAIR     UNREALIZED     FAIR      UNREALIZED
                                     VALUE        LOSS        VALUE       LOSS        VALUE        LOSS
                                     ------      ------      ------      ------      ------     ---------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)


U.S. corporate securities.........  $14,412      $413        $ 40         $ 2       $14,452        $415

Residential mortgage-backed
  securities......................    9,142       129          61           2         9,203         131
Foreign corporate securities......    4,409       142          23           1         4,432         143
U.S. Treasury/agency securities...    4,171        61          --          --         4,171          61
Commercial mortgage-backed
  securities......................    4,040        82           5          --         4,045          82
Asset-backed securities...........    1,890        16          11          --         1,901          16
State and political subdivision
  securities......................      550        25          --          --           550          25
Foreign government securities.....      155         3           2          --           157           3
                                    -------      ----        ----         ---       -------        ----
Total fixed maturity securities...  $38,769      $871        $142         $ 5       $38,911        $876

                                    =======      ====        ====         ===       =======        ====
Equity securities.................  $   214      $  8        $ --         $--       $   214        $  8
                                    =======      ====        ====         ===       =======        ====
Total number of securities in an
  unrealized loss position........    5,061                    47                     5,108
                                    =======                  ====                   =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity securities and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:


                                                     DECEMBER 31, 2006
                                     ---------------------------------------------------
                                                          GROSS
                                         COST OR       UNREALIZED        NUMBER OF
                                      AMORTIZED COST     LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                      LESS              LESS            LESS
                                      THAN     20% OR   THAN   20% OR   THAN     20% OR
                                       20%      MORE     20%    MORE     20%      MORE
                                     -------   ------  ------  ------  ------  ---------
                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)


Less than six months...............  $12,922     $ 9    $150     $ 4    1,537      15
Six months or greater but less than
  nine months......................      568      --       6      --       78       1
Nine months or greater but less
  than twelve months...............    2,134      14      52       4      323       1
Twelve months or greater...........   17,540      --     650      --    2,318      --
                                     -------     ---    ----     ---    -----      --
  Total............................  $33,164     $23    $858     $ 8    4,256      17
                                     =======     ===    ====     ===    =====      ==






                                                      DECEMBER 31, 2005
                                     ---------------------------------------------------
                                         COST OR            GROSS
                                        AMORITIZED       UNREALIZED        NUMBER OF
                                           COST            LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                      LESS              LESS            LESS
                                      THAN     20% OR   THAN   20% OR   THAN     20% OR
                                       20%      MORE     20%    MORE     20%      MORE
                                     -------   ------  ------  ------  ------  ---------
                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)


Less than six months...............  $39,461     $81    $844     $30    4,960      50
Six months or greater but less than
  nine months......................      204      --       2      --       16      --
Nine months or greater but less
  than twelve months...............      116      --       3      --       35      --
Twelve months or greater...........      147      --       5      --       47      --
                                     -------     ---    ----     ---    -----      --
  Total............................  $39,928     $81    $854     $30    5,058      50
                                     =======     ===    ====     ===    =====      ==



     At December 31, 2006, $858 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 3% of the cost or amortized cost of such securities. At December 31, 2005, $854 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2005, $30 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 37% of the cost or amortized cost of such securities. Of such unrealized losses of $30 million, all related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and equity securities each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2006 and 2005, the Company had $866 million and $884 million, respectively, of gross unrealized loss related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:


                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----


SECTOR:
  U.S. corporate securities........................................    49%    47%
  Residential mortgage-backed securities...........................     9     15
  Foreign corporate securities.....................................    15     16
  U.S. Treasury/agency securities..................................    15      7
  Commercial mortgage-backed securities............................     5      9
  Other............................................................     7      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Industrial.......................................................    26%    25%
  Finance..........................................................    18     17
  Government.......................................................    15      7
  Mortgage-backed..................................................    14     24
  Utility..........................................................    10      6
  Other............................................................    17     21
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $8.8 billion and $9.4 billion and an estimated fair value of $8.6 billion and $9.3 billion were on loan under the program at December 31, 2006 and 2005, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $8.9 billion and $9.6 billion at December 31, 2006 and 2005, respectively. Security collateral of $83 million and $174 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 and 2005, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $20 million and $25 million at December 31, 2006 and 2005, respectively, consisting primarily of fixed maturity and equity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:


                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)


Commercial mortgage loans...........................  $2,095      58%    $1,173      46%
Agricultural mortgage loans.........................   1,460      41      1,300      51
Consumer loans......................................      46       1         79       3
                                                      ------     ---     ------     ---
  Subtotal..........................................   3,601     100%     2,552     100%
                                                                 ===                ===
Less: Valuation allowances..........................       6                  9
                                                      ------             ------
Mortgage and consumer loans.........................  $3,595             $2,543
                                                      ======             ======



     Mortgage loans are collateralized by properties located in the United States. At December 31, 2006, 27%, 8% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:


                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)


Balance at January 1,.......................................   $ 9       $ 1       $ 1
Additions...................................................     3         8        --
Deductions..................................................    (6)       --        --
                                                               ---       ---       ---
Balance at December 31,.....................................   $ 6       $ 9       $ 1
                                                               ===       ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consists of the following:


                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)


Impaired loans with valuation allowances..................        $--              $ 2
Impaired loans without valuation allowances...............          8               14
                                                                  ---              ---
  Subtotal................................................          8               16
Less: Valuation allowances on impaired loans..............         --                1
                                                                  ---              ---
  Impaired loans..........................................        $ 8              $15
                                                                  ===              ===



     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing had an amortized cost of $6 million and $13 million at December 31, 2006 and 2005, respectively. There were no mortgage and consumer loans on which interest is no longer accrued at both December 31, 2006 and 2005. There were no mortgage and consumer loans in foreclosure at both December 31, 2006 and 2005.

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:


                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)


Real estate...............................................       $ 37              $36
Accumulated depreciation..................................         (1)              --
                                                                 ----              ---
Net real estate...........................................         36               36
Real estate joint ventures................................        144               60
                                                                 ----              ---
Real estate and real estate joint ventures................       $180              $96
                                                                 ====              ===



     The components of real estate and real estate joint ventures are as follows:


                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)


Real estate and real estate joint ventures held-for-investment.....  $173    $91
Real estate held-for-sale..........................................     7      5
                                                                     ----    ---
Real estate and real estate joint ventures.........................  $180    $96
                                                                     ====    ===



     Related depreciation expense was insignificant for all periods presented.

     There were no non-income producing real estate and real estate joint ventures at December 31, 2006. The carrying value of non-income producing real estate and real estate joint ventures was $3 million at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate and real estate joint ventures were categorized as follows:


                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)


Office..............................................   $ 46       26%      $53       55%
Apartments..........................................     --       --         1        1
Retail..............................................     12        7        --       --
Real estate investment funds........................     93       52        --       --
Land................................................      1       --         3        3
Agriculture.........................................     28       15        31       32
Industrial..........................................     --       --         8        9
                                                       ----      ---       ---      ---
  Total.............................................   $180      100%      $96      100%
                                                       ====      ===       ===      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2006, 72%, 7% and 6% of the Company's real estate holdings were located in New York, Florida and Texas, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:


                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                              2006     2005    2004
                                                             ------   ------   ----
                                                                  (IN MILLIONS)


Fixed maturity securities..................................  $2,719   $1,377   $176
Equity securities..........................................      17        6     --
Mortgage and consumer loans................................     182      113     34
Policy loans...............................................      52       26      2
Real estate and real estate joint ventures.................      29        2     --
Other limited partnership interests........................     238       33     --
Cash, cash equivalents and short-term investments..........     137       71      6
Other......................................................       8       --     --
                                                             ------   ------   ----
  Total investment income..................................   3,382    1,628    218
Less: Investment expenses..................................     543      190     11
                                                             ------   ------   ----
  Net investment income....................................  $2,839   $1,438   $207
                                                             ======   ======   ====



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment income of $29 million, $10 million and $4 million, respectively, related to short-term investments, is included in the table above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:


                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)


Fixed maturity securities...................................  $(497)  $(300)   $(5)
Equity securities...........................................     10       1     --
Mortgage and consumer loans.................................      7      (9)    --
Real estate and real estate joint ventures..................     64       7     --
Other limited partnership interests.........................     (1)     (1)    --
Sales of businesses.........................................     --       2     --
Derivatives.................................................    177      (2)    (4)
Other.......................................................   (281)    104     --
                                                              -----   -----    ---
  Net investment gains (losses).............................  $(521)  $(198)   $(9)
                                                              =====   =====    ===



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment gains (losses) of ($87) million, ($25) million and ($4) million, respectively, are included in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $41 million, $0 and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:


                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)


Fixed maturity securities...................................  $(566)  $(639)  $ 97
Equity securities...........................................     17      (4)    --
Derivatives.................................................     (9)     (2)    (4)
Other.......................................................      7     (19)    --
                                                              -----   -----   ----
  Subtotal..................................................   (551)   (664)    93
                                                              -----   -----   ----
Amounts allocated from:
  Future policy benefit loss recognition....................     --     (78)    --
  DAC and VOBA..............................................     66     102    (47)
                                                              -----   -----   ----
  Subtotal..................................................     66      24    (47)
Deferred income tax.........................................    171     224    (16)
                                                              -----   -----   ----
  Subtotal..................................................    237     248    (63)
                                                              -----   -----   ----
     Net unrealized investment gains (losses)...............  $(314)  $(416)  $ 30
                                                              =====   =====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:


                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)


Balance, January 1,.........................................  $(416)  $  30   $ 32
Unrealized investment gains (losses) during the year........    113    (756)   (14)
Unrealized investment gains (losses) relating to:
  Future policy benefit gain (loss) recognition.............     78     (78)    --
  DAC and VOBA..............................................    (36)    148     10
  Deferred income tax.......................................    (53)    240      2
                                                              -----   -----   ----
Balance, December 31,.......................................  $(314)  $(416)  $ 30
                                                              =====   =====   ====
Net change in unrealized investment gains (losses)..........  $ 102   $(446)  $ (2)
                                                              =====   =====   ====



  TRADING SECURITIES

     MetLife Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments, Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of Tribeca and consolidated the fund within its consolidated financial statements. At December 31, 2005, the Company held $452 million of trading securities and $190 million of the short sale agreements associated with the trading securities portfolio, which are included within other liabilities. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned and net realized and unrealized gains (losses), was $12 million and $6 million for the years ended December 31, 2006 and 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, is accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:


                                                                   DECEMBER 31, 2006
                                                               ------------------------
                                                                              MAXIMUM
                                                                  TOTAL     EXPOSURE TO
                                                               ASSETS (1)     LOSS (2)
                                                               ----------   -----------
                                                                     (IN MILLIONS)


Asset-backed securitizations.................................    $   866        $ 39
Real estate joint ventures(3)................................        944          63
Other limited partnership interests(4).......................      2,629         193
Other investments(5).........................................     14,839         485
                                                                 -------        ----
  Total......................................................    $19,278        $780
                                                                 =======        ====



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value at December 31, 2006. The assets of the real estate joint ventures, other limited partnership interests and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss of the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships.

   (5) Other investments include securities that are not asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amounts and current market or fair value of derivative financial instruments held at:


                                     DECEMBER 31, 2006                    DECEMBER 31, 2005
                              ---------------------------------    ---------------------------------
                                             CURRENT MARKET                       CURRENT MARKET
                                              OR FAIR VALUE                        OR FAIR VALUE
                               NOTIONAL   ---------------------    NOTIONAL    ---------------------
                                AMOUNT    ASSETS    LIABILITIES     AMOUNT     ASSETS    LIABILITIES
                               --------   ------    -----------    --------    ------    -----------
                                                  (IN MILLIONS)


Interest rate swaps.........   $ 8,841     $  431        $ 70       $ 6,623    $  356        $ 52
Interest rate floors........     9,021         71          --         2,000        26          --
Interest rate caps..........     6,715          6          --         3,020        18          --
Financial futures...........       602          6           1           228         2           2
Foreign currency swaps......     2,723        580          66         3,110       429          76
Foreign currency forwards...       124          1          --           488        18           2
Options.....................        --         80           7            --       165           3
Financial forwards..........       900         --          15            --        --           2
Credit default swaps........     1,231          1           5           987         2           2
                               -------     ------        ----       -------    ------        ----
  Total.....................   $30,157     $1,176        $164       $16,456    $1,016        $139
                               =======     ======        ====       =======    ======        ====



     The above table does not include notional values for equity futures, equity financial forwards and equity options. At December 31, 2006 and 2005, the Company owned 290 and 587 equity futures contracts, respectively. Market values of equity futures are included in financial futures in the preceding table. At December 31, 2006 and 2005, the Company owned 85,500 and 75,500 equity financial forwards, respectively. Market values of equity financial forwards are included in financial forwards in the preceding table. At December 31, 2006 and 2005, the Company owned 1,022,900 and 1,420,650 equity options, respectively. Market values of equity options are included in options in the preceding table.

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2006:


                                                                        REMAINING LIFE
                                   -----------------------------------------------------------------------------------------
                                                         AFTER ONE YEAR       AFTER FIVE YEARS
                                   ONE YEAR OR LESS    THROUGH FIVE YEARS    THROUGH TEN YEARS    AFTER TEN YEARS     TOTAL
                                   ----------------    ------------------    -----------------    ---------------    -------
                                                                         (IN MILLIONS)


Interest rate swaps..............       $  980               $ 5,570              $ 1,699              $  592        $ 8,841
Interest rate floors.............           --                   551                8,470                  --          9,021
Interest rate caps...............           --                 6,715                   --                  --          6,715
Financial futures................          602                    --                   --                  --            602
Foreign currency swaps...........           67                 1,588                  996                  72          2,723
Foreign currency forwards........          124                    --                   --                  --            124
Financial forwards...............           --                    --                   --                 900            900
Credit default swaps.............           30                 1,186                   15                  --          1,231
                                        ------               -------              -------              ------        -------
  Total..........................       $1,803               $15,610              $11,180              $1,564        $30,157
                                        ======               =======              =======              ======        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and usually a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amounts and fair value of derivatives by type of hedge designation at:


                                            DECEMBER 31, 2006                 DECEMBER 31, 2005
                                     -------------------------------   -------------------------------
                                                     FAIR VALUE                        FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)


Fair value.........................   $    69   $   --       $  1       $    71   $   --       $ --
Cash flow..........................       455       42         --           442        2          4
Non-qualifying.....................    29,633    1,134        163        15,943    1,014        135
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,157   $1,176       $164       $16,456   $1,016       $139
                                      =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:


                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              -----------------------
                                                              2006     2005      2004
                                                              ----     ----      ----
                                                                   (IN MILLIONS)


Qualifying hedges:
  Interest credited to policyholder account balances........   $(9)     $(1)      $--
Non-qualifying hedges:
  Net investment gains (losses).............................    73       (8)       --
                                                               ---      ---       ---
  Total.....................................................   $64      $(9)      $--
                                                               ===      ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:


                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)


Changes in the fair value of derivatives....................   $(1)      $--       $(1)
Changes in the fair value of the items hedged...............     2        --         1
                                                               ---       ---       ---
Net ineffectiveness of fair value hedging activities........   $ 1       $--       $--
                                                               ===       ===       ===



     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and
(iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the year ended December 31, 2006, the Company recognized no net investment gains (losses) as the ineffective portion of all cash flow hedges. For the years ended December 31, 2005 and 2004, the Company recognized insignificant net investment gains (losses), which represent the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. For the years ended December 31, 2006, 2005 and 2004, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2006, 2005 and 2004.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:


                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)


Balance at January 1,.......................................   $(2)      $(4)      $(2)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    (7)        2        (2)
                                                               ---       ---       ---
Balance at December 31,.....................................   $(9)      $(2)      $(4)
                                                               ===       ===       ===



     At December 31, 2006, $19 million of the deferred net gain on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2007.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; and (vi) basis swaps to better match the cash flows of assets and related liabilities.

     For the years ended December 31, 2006, 2005 and 2004, the Company recognized as net investment gains (losses), excluding embedded derivatives, changes in fair value of $16 million, ($37) million and ($6) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts and guaranteed minimum accumulation contracts. The fair value of the Company's embedded derivative assets was $40 million and $0 at December 31, 2006 and 2005, respectively. The fair value of the Company's embedded derivative liabilities was $3 million and $40 million at December 31, 2006 and 2005, respectively. The amounts recorded and included in net investment gains (losses) for the years ended December 31, 2006 and 2005 were gains of $80 million and $41 million, respectively. There were no amounts recorded and included in net investment gains (losses) for the year ended December 31, 2004.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2006 and 2005, the Company was obligated to return cash collateral under its control of $273 million and $145 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2006 and 2005, the Company had also accepted collateral consisting of various securities with a fair market value of $410 million and $427 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2006 and 2005, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2006 and 2005, the Company pledged collateral of $25 million and $22 million, respectively, which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:


                                                              DAC     VOBA     TOTAL
                                                            ------   ------   ------
                                                                  (IN MILLIONS)


Balance at January 1, 2004................................  $  502   $   --   $  502
  Capitalizations.........................................     281       --      281
                                                            ------   ------   ------
     Subtotal.............................................     783       --      783
  Less: Amortization related to:
     Net investment gains (losses)........................      (2)      --       (2)
     Unrealized investment gains (losses).................     (10)      --      (10)
     Other expenses.......................................     117       --      117
                                                            ------   ------   ------
       Total amortization.................................     105       --      105
                                                            ------   ------   ------
Balance at December 31, 2004..............................     678       --      678
Contribution of MetLife Connecticut from MetLife (Note
  2)......................................................      --    3,490    3,490
  Capitalizations.........................................     886       --      886
                                                            ------   ------   ------
     Subtotal.............................................   1,564    3,490    5,054
  Less: Amortization related to:
     Net investment gains (losses)........................      --      (26)     (26)
     Unrealized investment gains (losses).................     (41)    (107)    (148)
     Other expenses.......................................     109      205      314
                                                            ------   ------   ------
       Total amortization.................................      68       72      140
                                                            ------   ------   ------
Balance at December 31, 2005..............................   1,496    3,418    4,914
  Capitalizations.........................................     721       --      721
                                                            ------   ------   ------
     Subtotal.............................................   2,217    3,418    5,635
  Less: Amortization related to:
     Net investment gains (losses)........................     (16)     (68)     (84)
     Unrealized investment gains (losses).................     (10)      46       36
     Other expenses.......................................     252      320      572
                                                            ------   ------   ------
       Total amortization.................................     226      298      524
                                                            ------   ------   ------
Balance at December 31, 2006..............................  $1,991   $3,120   $5,111
                                                            ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $358 million in 2007, $333 million in 2008, $312 million in 2009, $283 million in 2010 and $253 million in 2011.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:


                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)


Balance at January 1,.............................................  $924   $ 68
Contribution of MetLife Connecticut from MetLife (Note 2).........    29    856
                                                                    ----   ----
Balance at December 31,...........................................  $953   $924
                                                                    ====   ====



8.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and the value of customer relationships acquired ("VOCRA"), which are reported in other assets, is as follows:


                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2006     2005     2004
                                                                ----     ----     ----
                                                                     (IN MILLIONS)


Balance at January 1,........................................   $ 72      $--      $--
Contribution of MetLife Connecticut from MetLife (Note 2)....     --       73       --
Contribution of VODA from MetLife............................    167       --       --
Amortization.................................................     (2)      (1)      --
                                                                ----      ---      ---
Balance at December 31,......................................   $237      $72      $--
                                                                ====      ===      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $5 million in 2007, $7 million in 2008, $9 million in 2009, $11 million in 2010 and $11 million in 2011.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $166 million at December 31, 2006.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreement acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:


                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2006     2005     2004
                                                             ----     ----     ----
                                                                  (IN MILLIONS)


Balance at January 1,......................................  $218     $143     $ 94
Capitalization.............................................   129       83       65
Amortization...............................................   (17)      (8)     (16)
                                                             ----     ----     ----
Balance at December 31,....................................  $330     $218     $143
                                                             ====     ====     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities at December 31, 2006, include pass-through separate accounts totaling $50.1 billion for which the policyholder assumes all investment risk. Separate account assets and liabilities at December 31, 2005, included two categories of account types: pass-through separate accounts totaling $43.6 billion and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $943 million. The average interest rates credited on these contracts were 4.5% at December 31, 2005.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $800 million, $467 million and $155 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     For the years ended December 31, 2006, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2006, there were no new issuances in such obligations and there were repayments of $1.1 billion. During the years ended December 31, 2005 and 2004, there were no new issuances or repayments of such obligations. Accordingly, at December 31, 2006 and 2005, GICs outstanding, which are included in PABs, were $4.6 billion and $5.3 billion, respectively. During the years ended December 31, 2006, 2005 and 2004, interest credited on the contracts, which are included in interest credited to PABs, was $163 million, $80 million and $0, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policyholder benefits, is as follows:


                                                  YEARS ENDED DECEMBER 31,
                                                 -------------------------
                                                     2006          2005
                                                 -----------   -----------
                                                       (IN MILLIONS)


Balance at January 1,..........................  $       512   $        --
  Less: Reinsurance recoverables...............         (373)           --
                                                 -----------   -----------
Net balance January 1,.........................          139            --
                                                 -----------   -----------
Contribution of MetLife Connecticut by MetLife
  (Note 2).....................................           --           137
Incurred related to:
  Current year.................................           29            19
  Prior years..................................            4            (3)
                                                 -----------   -----------
                                                          33            16
                                                 -----------   -----------
Paid related to:
  Current year.................................           (2)           (1)
  Prior years..................................          (22)          (13)
                                                 -----------   -----------
                                                         (24)          (14)
                                                 -----------   -----------
Net balance at December 31,....................          148           139
  Add: Reinsurance recoverables................          403           373
                                                 -----------   -----------
Balance at December 31,........................  $       551   $       512
                                                 ===========   ===========



     There were no liabilities for unpaid claims and claims expenses for the year ended December 31, 2004.

     Claims and claim adjustment expenses associated with prior periods increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. There were no claims and claim adjustment expenses associated with prior periods for the year ended December 31, 2004. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for long-term care and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:


                                                                AT DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                 2006                                     2005
                                  ----------------------------------       ----------------------------------
                                      IN THE                 AT                IN THE                 AT
                                  EVENT OF DEATH       ANNUITIZATION       EVENT OF DEATH       ANNUITIZATION
                                  --------------       -------------       --------------       -------------
                                                                 (IN MILLIONS)


ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
  Separate account value........     $   8,213                 N/A            $   5,537                 N/A
  Net amount at risk(2).........     $      --(3)              N/A            $      --(3)              N/A
  Average attained age of
     contractholders............      61 years                 N/A             61 years                 N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
  Separate account value........     $  44,036           $  13,179            $  40,744           $  10,081
  Net amount at risk(2).........     $   1,422(3)        $      30(4)         $     934(3)        $      38(4)
  Average attained age of
     contractholders............      58 years            60 years             60 years            60 years




                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                 2006             2005
                                                              ----------       ----------
                                                               SECONDARY        SECONDARY
                                                              GUARANTEES       GUARANTEES
                                                              ----------       ----------
                                                                     (IN MILLIONS)



UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)...........        $   3,262        $   2,849
Net amount at risk(2)..................................        $  48,630(3)     $  44,943(3)
Average attained age of policyholders..................         57 years         56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:


                                                      ANNUITY      UNIVERSAL AND VARIABLE
                                                     CONTRACTS         LIFE CONTRACTS
                                                  --------------   ----------------------
                                                    GUARANTEED            SECONDARY
                                                  DEATH BENEFITS         GUARANTEES         TOTAL
                                                  --------------   ----------------------   -----
                                                                   (IN MILLIONS)


Balance at January 1, 2004......................        $--                  $--             $--
Incurred guaranteed benefits....................         --                   --              --
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2004....................         --                   --              --
Incurred guaranteed benefits....................          3                    9              12
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2005....................          3                    9              12
Incurred guaranteed benefits....................         --                   22              22
Paid guaranteed benefits........................         (3)                  --              (3)
                                                        ---                  ---             ---
Balance at December 31, 2006....................        $--                  $31             $31
                                                        ===                  ===             ===




     MLI-USA had guaranteed death and annuitization benefit liabilities on its annuity contracts of $38 million and $28 million at December 31, 2006 and 2005, respectively. MLI-USA reinsures 100% of this liability with an affiliate and has a corresponding recoverable from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:


                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2006      2005
                                                                -------   -------
                                                                  (IN MILLIONS)


Mutual Fund Groupings
  Equity......................................................  $37,992   $30,480
  Bond........................................................    2,831     2,952
  Balanced....................................................    2,790     3,273
  Money Market................................................      949       791
  Specialty...................................................      460       684
                                                                -------   -------
     Total....................................................  $45,022   $38,180
                                                                =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to reinsuring mortality risk, as described above, the Company reinsures other mortality and non-mortality risks, and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Connecticut reinsured 90% of its individual long-term care insurance business with Genworth Life Insurance Company ("GLIC," formerly known as General Electric Capital Assurance Company), and its subsidiary, in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreement, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, no later than July 1, 2008. Effective June 30, 2005, MetLife Connecticut entered into an agreement with CIHC to effectively transfer the remaining results from the long-term care block of business from MetLife Connecticut to CIHC. Under the terms of this agreement, any gains remaining are payable to CIHC and any losses remaining are reimbursable from CIHC. MetLife Connecticut does, however, retain limited investment exposure related to the reinsured contracts. Citigroup unconditionally guarantees the performance of its subsidiary, CIHC.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers. The Company reinsures its risk associated with the secondary death benefit guarantee rider on certain universal life contracts to an affiliate. See Note 19.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:


                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         --------------------
                                                          2006    2005   2004
                                                         -----   -----   ----
                                                             (IN MILLIONS)


Direct premiums........................................  $ 599   $ 413    $13
Reinsurance assumed....................................     21      38     --
Reinsurance ceded......................................   (312)   (170)    (4)
                                                         -----   -----    ---
Net premiums...........................................  $ 308   $ 281    $ 9
                                                         =====   =====    ===
Reinsurance recoverables netted against policyholder
  benefits and claims..................................  $ 635   $ 560    $(1)
                                                         =====   =====    ===



     Reinsurance recoverables, included in premiums and other receivables, were $4.6 billion and $4.3 billion at December 31, 2006 and 2005, respectively, including $3.0 billion and $2.8 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of long-term care business and $1.3 billion and $1.4 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of workers compensation business. Reinsurance and ceded commissions payables, included in other liabilities were $99 million and $64 million at December 31, 2006 and 2005, respectively.

     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:


                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)


Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
  Total long-term debt -- affiliated..............................  $435   $435
                                                                    ====   ====



     Payments of interest and principal on these surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the Delaware Insurance Commissioner.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2006 and 2005.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2006 and 2005. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the Delaware Insurance Commissioner.

     The aggregate maturities of long-term debt as of December 31, 2006 are $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $31 million, $25 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.  INCOME TAX

     The provision for income tax from continuing operations is as follows:


                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)


Current:
  Federal..............................................  $ 18   $ (3)  $(91)
  State................................................    --     (2)     4
                                                         ----   ----   ----
     Subtotal..........................................    18     (5)   (87)
                                                         ----   ----   ----
Deferred:
  Federal..............................................   212    162    100
  State................................................    (2)    (1)     4
                                                         ----   ----   ----
     Subtotal..........................................   210    161    104
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:


                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)


Tax provision at U.S. statutory rate...................  $288   $191    $15
Tax effect of:
  Tax-exempt investment income.........................   (62)   (27)    (3)
  Prior year tax.......................................    (9)    (9)    (1)
  Foreign operations, net of foreign income tax........    12     --     --
  State tax, net of federal benefit....................    --      2      6
  Other, net...........................................    (1)    (1)    --
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:


                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
                                                                   (IN MILLIONS)


Deferred income tax assets:
  Benefit, reinsurance and other reserves......................  $ 2,238   $ 2,346
  Net unrealized investment losses.............................      171       224
  Capital loss carryforwards...................................      155        92
  Investments..................................................       63        --
  Operating lease reserves.....................................       13        13
  Net operating loss carryforwards.............................       10        --
  Employee benefits............................................        3         3
  Litigation-related...........................................        1        --
  Other........................................................       20        25
                                                                 -------   -------
                                                                   2,674     2,703
  Less: Valuation allowance....................................        4        --
                                                                 -------   -------
                                                                   2,670     2,703
                                                                 -------   -------
Deferred income tax liabilities:
  DAC and VOBA.................................................   (1,663)   (1,558)
  Investments..................................................       --       (25)
                                                                 -------   -------
                                                                  (1,663)   (1,583)
                                                                 -------   -------
Net deferred income tax asset..................................  $ 1,007   $ 1,120
                                                                 =======   =======



     At December 31, 2006, the Company has a net deferred income tax asset. If the Company determines that any of its deferred income tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based predominantly upon a review of the Company's anticipated future taxable income, but also including all other available evidence, both positive and negative, the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management concluded that it is "more likely than not" that the net deferred income tax assets will be realized.

     Domestic net operating loss carryforwards amount to $15 million at December 31, 2006 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $35 million at December 31, 2006 with an expiration period of infinity. Capital loss carryforwards amount to $443 million at December 31, 2006 and will expire beginning in 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2006, the Company recorded a $4 million deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company will file a consolidated tax return with its includable life insurance subsidiaries. Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Under the Tax Allocation Agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by the Tax Allocation Agreement.

12.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

     Macomber, et al. v. Travelers Property Casualty Corp., et al. (Conn. Super. Ct., Hartford, filed April 7, 1999). An amended putative class action complaint was filed against MLAC, Travelers Equity Sales, Inc. and certain former affiliates. The amended complaint alleges Travelers Property Casualty Corporation, a former MLAC affiliate, purchased structured settlement annuities from MLAC and spent less on the purchase of those structured settlement annuities than agreed with claimants, and that commissions paid to brokers for the structured settlement annuities, including an affiliate of MLAC, were paid in part to Travelers Property Casualty Corporation. On May 26, 2004, the Connecticut Superior Court certified a nationwide class action involving the following claims against MLAC: violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment, and civil conspiracy. On June 15, 2004, the defendants appealed the class certification order. In March 2006, the Connecticut Supreme Court reversed the trial court's certification of a class. Plaintiff may seek to file another motion for class certification. Defendants have moved for summary judgment.

     A former registered representative of Tower Square Securities, Inc. ("Tower Square"), a broker-dealer subsidiary of MICC, is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to Tower Square and served Tower Square with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to Tower Square asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against Tower Square. It is reasonably possible that other actions will be brought regarding this matter. Tower Square intends to fully cooperate with the SEC, NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

     Regulatory bodies have contacted the Company and have requested information relating to various regulatory issues regarding mutual funds and variable insurance products, including the marketing of such products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These may include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. Further, state insurance regulatory authorities and other federal and state authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial position or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:


                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)


Other Assets:
  Premium tax offset for future undiscounted assessments...........   $ 9    $ 9
  Premium tax offsets currently available for paid assessments.....     1      2
                                                                      ---    ---
                                                                      $10    $11
                                                                      ===    ===
Liability:
  Insolvency assessments...........................................   $19    $19
                                                                      ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:


                                                               RENTAL   GROSS RENTAL
                                                               INCOME     PAYMENTS
                                                               ------   ------------
                                                                   (IN MILLIONS)


2007.........................................................    $ 1         $15
2008.........................................................    $ 1         $15
2009.........................................................    $ 1         $ 8
2010.........................................................    $ 1         $ 6
2011.........................................................    $--         $ 6


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $616 million and $715 million at December 31, 2006 and 2005, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $665 million and $339 million at December 31, 2006 and 2005, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES

     The Company commits to lend funds under bank credit facilities. The amount of these unfunded commitments was $173 million at December 31, 2006. The Company did not have any unfunded commitments related to bank credit facilities at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS

     MICC is a member of the Federal Home Loan Bank of Boston ("FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston, which is included in equity securities on the Company's consolidated balance sheets. MICC has also entered into several funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgages, mortgage-backed securities, obligations of or guaranteed by the United States, state and municipal obligations and corporate debt, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreement represented by this blanket lien provide that upon any event of default by MICC, the FHLB of Boston's recovery is limited to the amount of MICC's liability to the FHLB of Boston. The amount of the Company's liability for funding agreements with the FHLB of Boston was $926 million and $1.1 billion at December 31, 2006 and 2005, respectively, which is included in PABs.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII," formerly, Citicorp International Life Insurance Company, Ltd.), an affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII. This guarantee is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. The agreement was terminated as of December 31, 2004, but termination does not affect policies previously guaranteed. Life insurance coverage in-force under this guarantee was $444 million and $447 million at December 31, 2006 and 2005, respectively. The Company does not hold any collateral related to this guarantee.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations requiring payment of principal due in exchange for the referenced credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $54 million at December 31, 2006. The credit default swaps expire at various times during the next two years.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by Metropolitan Life. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees ("Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans is based on the employee population as of the valuation date at the beginning of the year. Pension expense of $8 million related to the Metropolitan Life plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2006. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MLIG. The par value of the common stock presented in the statement of stockholders' equity prior to the Acquisition Date has been adjusted to reflect the par value of MetLife Connecticut's shares issued to MLIG in exchange for MLI-USA's outstanding common stock. See Note 3.

  DIVIDEND RESTRICTIONS

     The table below sets forth the dividends permitted to be paid to MetLife without insurance regulatory approval and actual dividends paid to MetLife:


                                                                                         2007
                                                                                    -------------
                                                  2005              2006
                                                -------   -----------------------
                                                                    PERMITTED W/O   PERMITTED W/O
COMPANY                                         PAID(1)   PAID(1)    APPROVAL (2)    APPROVAL(3)
-------                                         -------   -------   -------------   -------------
                                                                  (IN MILLIONS)


MetLife Insurance Company of Connecticut......    $--       $917(4)      $--             $690



--------

   (1) Includes amounts paid including those requiring regulatory approval.

   (2) Reflects dividend amounts paid during the relevant year without prior regulatory approval.

   (3) Reflects dividend amounts that may be paid during 2007 without prior regulatory approval. If paid before a specified date during 2007, some or all of such dividend amounts may require regulatory approval.

   (4) Includes a return of capital of $259 million.

     Under Connecticut State Insurance Law, MetLife Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Connecticut through June 30, 2007 require prior approval of the Connecticut Commissioner.

  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     MLAC is regulated under Connecticut State Insurance Law as described above. As a result of the acquisition on July 1, 2005, under Connecticut State Insurance Law all dividend payments by MLAC through June 30, 2007 to the Company require prior approval of the Connecticut Commissioner. MLAC did not pay any dividends in 2006.Since MLAC's statutory unassigned funds surplus is negative, MLAC cannot pay any dividends without prior approval of the Commissioner.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the year ended December 31, 2006. Since MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner.

CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

     MLI-USA received a cash contribution of $300 million from MLIG during the year ended December 31, 2004.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company and its insurance subsidiaries each exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Insurance Department have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies in Connecticut and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Connecticut and each of its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company is the net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Connecticut, a Connecticut domiciled insurer, was $749 million, $1.0 billion and $975 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.1 billion and $4.0 billion at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLAC, a Connecticut domiciled insurer, was $107 million, ($97) million and ($211) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $740 million and $765 million at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was ($116) million, ($227) million and ($201) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $575 million and $555 million at December 31, 2006 and 2005, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2006, 2005 and 2004, in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:


                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                               2006     2005    2004
                                                              -----   -------   ----
                                                                   (IN MILLIONS)


Holding gains (losses) on investments arising during the
  year......................................................  $(434)  $(1,148)  $(37)
Income tax effect of holding gains (losses).................    147       402     14
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
     income.................................................    487       295      2
  Amortization of premiums and accretion of discounts
     associated with investments............................     60        96     21
  Income tax effect.........................................   (186)     (137)    (8)
Allocation of holding losses on investments relating to
  other policyholder amounts................................     42        71     10
Income tax effect of allocation of holding losses to other
  policyholder amounts......................................    (14)      (25)    (4)
                                                              -----   -------   ----
Net unrealized investment gains (losses)....................    102      (446)    (2)
                                                              -----   -------   ----
Foreign currency translation adjustment.....................     (2)        2     --
                                                              -----   -------   ----
     Other comprehensive income (loss)......................  $ 100   $  (444)  $ (2)
                                                              =====   =======   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:


                                                             YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                           2006         2005        2004
                                                          ------   -------------   -----
                                                                   (IN MILLIONS)


Compensation............................................  $  211       $ 100       $  --
Commissions.............................................     712         931         237
Interest and debt issue costs...........................      31          25           2
Amortization of DAC and VOBA............................     488         288         115
Capitalization of DAC...................................    (721)       (886)       (281)
Rent, net of sublease income............................      11           7          --
Minority interest.......................................      26           1          --
Insurance tax...........................................      42          10           3
Other...................................................     373         202         103
                                                          ------       -----       -----
  Total other expenses..................................  $1,173       $ 678       $ 179
                                                          ======       =====       =====



16.  BUSINESS SEGMENT INFORMATION

     Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment. On the Acquisition Date, MetLife reorganized the Company's operations into two operating segments, Individual and Institutional, as well as Corporate & Other, so as to more closely align the acquired business with the manner in which MetLife manages its existing businesses. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2006 and 2005.


                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006               INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
------------------------------------               ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)


STATEMENT OF INCOME:
Premiums.........................................    $   218      $    65       $    25    $    308
Universal life and investment-type product policy
  fees...........................................      1,244           24            --       1,268
Net investment income............................        985        1,449           405       2,839
Other revenues...................................        195           15             2         212
Net investment gains (losses)....................       (194)        (282)          (45)       (521)
Policyholder benefits and claims.................        315          450            27         792
Interest credited to policyholder account
  balances.......................................        669          647            --       1,316
Other expenses...................................      1,045           16           112       1,173
                                                     -------      -------       -------    --------
Income before provision for income tax...........        419          158           248         825
Provision for income tax.........................        145           55            28         228
                                                     -------      -------       -------    --------
Net income.......................................    $   274      $   103       $   220    $    597
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $76,897      $35,982       $11,208    $124,087
DAC and VOBA.....................................    $ 4,946      $   165       $    --    $  5,111
Goodwill.........................................    $   234      $   312       $   407    $    953
Separate account assets..........................    $47,566      $ 2,501       $    --    $ 50,067
Policyholder liabilities.........................    $24,429      $27,391       $ 4,446    $ 56,266
Separate account liabilities.....................    $47,566      $ 2,501       $    --    $ 50,067

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2005(1)            INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
---------------------------------------            ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)


STATEMENT OF INCOME:
Premiums.........................................    $   152      $   116       $    13    $    281
Universal life and investment-type product policy
  fees...........................................        845           17            --         862
Net investment income............................        530          712           196       1,438
Other revenues...................................        121           10             1         132
Net investment gains (losses)....................       (113)         (87)            2        (198)
Policyholder benefits and claims.................        224          324            22         570
Interest credited to policyholder account
  balances.......................................        417          303            --         720
Other expenses...................................        640           30             8         678
                                                     -------      -------       -------    --------
Income before provision for income tax...........        254          111           182         547
Provision for income tax.........................         53           38            65         156
                                                     -------      -------       -------    --------
Net income.......................................    $   201      $    73       $   117    $    391
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $71,385      $38,072       $11,791    $121,248
DAC and VOBA.....................................    $ 4,753      $   161       $    --    $  4,914
Goodwill.........................................    $   227      $   305       $   392    $    924
Separate account assets..........................    $41,347      $ 3,177       $    --    $ 44,524
Policyholder liabilities.........................    $24,855      $28,340       $ 4,282    $ 57,477
Separate account liabilities.....................    $41,347      $ 3,177       $    --    $ 44,524


--------

(1) Includes six months of results for MetLife Connecticut and its subsidiaries and twelve months of results for MLI-USA.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2006, 2005 and 2004. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had $1 million of investment income and $1 million of investment expense related to discontinued operations resulting in no change to net investment income for the year ended December 31, 2006. The Company had no investment income or expense related to discontinued operations for the years ended December 31, 2005 and 2004.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $7 million and $5 million at December 31, 2006 and 2005, respectively.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:


                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2006                                        --------   --------   ----------
                                                                   (IN MILLIONS)


Assets:
  Fixed maturity securities............................              $47,846     $47,846
  Equity securities....................................              $   795     $   795
  Mortgage and consumer loans..........................              $ 3,595     $ 3,547
  Policy loans.........................................              $   918     $   918
  Short-term investments...............................              $   777     $   777
  Cash and cash equivalents............................              $   649     $   649
  Accrued investment income............................              $   597     $   597
  Mortgage loan commitments............................    $665      $    --     $     1
  Commitments to fund bank credit facilities...........    $173      $    --     $    --
Liabilities:
  Policyholder account balances........................              $29,780     $28,028
  Long-term debt -- affiliated.........................              $   435     $   425
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,155     $ 9,155




                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2005                                        --------   --------   ----------
                                                                   (IN MILLIONS)


Assets:
  Fixed maturity securities............................              $52,589     $52,589
  Trading Securities...................................              $   452     $   452
  Equity securities....................................              $   421     $   421
  Mortgage and consumer loans..........................              $ 2,543     $ 2,553
  Policy loans.........................................              $   916     $   916
  Short-term investments...............................              $ 1,769     $ 1,769
  Cash and cash equivalents............................              $   571     $   571
  Accrued investment income............................              $   602     $   602
  Mortgage loan commitments............................    $339      $    --     $    (2)
Liabilities:
  Policyholder account balances........................              $32,877     $31,621
  Long-term debt -- affiliated.........................              $   435     $   443
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,737     $ 9,737

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.


  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of PABs which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of PABs without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with Metropolitan Life who provides administrative, accounting, legal and similar services to the Company. Metropolitan Life charged the Company $167 million, $15 million and $14 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company entered into a Service Agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $154 million, $49 million and $43 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company has entered into various agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $190 million, $48 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     In 2005, MLI-USA entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on MLI-USA's behalf, fixed rate insurance products through authorized retailers. MLI-USA agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged MLI-USA $65 million, included in other expenses, for the year ended December 31, 2006. MLI-USA did not incur any such expenses for the years ended December 31, 2005 and 2004.

     The Company had payables from affiliates of $9 million and $3 million at December 31, 2006 and 2005, respectively, excluding affiliated reinsurance balances discussed below.

  INVESTMENT TRANSACTIONS

     As of December 31, 2006 and 2005, the Company held $581 million and $346 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:


                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2006   2005   2004
                                                               ----   ----   ----
                                                                  (IN MILLIONS)


Fair market value of assets transferred to affiliates........  $164   $ 79   $320
Amortized cost of assets transferred to affiliates...........  $164   $ 78   $324
Net investment gains (losses) recognized on transfers........  $ --   $  1   $ (4)
Fair market value of assets transferred from affiliates......  $ 89   $830   $ --

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REINSURANCE TRANSACTIONS

     As of December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policyholder benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million. A receivable at December 31, 2006 was held by the Company of $1.2 billion, related to premiums and other consideration which is expected to be paid by Texas Life during the first quarter of 2007.

     The Company also has reinsurance agreements with MetLife and certain of its subsidiaries, including Metropolitan Life, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company ("GALIC"), and Mitsui Sumitomo MetLife Insurance Co., Ltd. As of December 31, 2006, the Company had reinsurance related assets and liabilities from these agreements totaling $2.8 billion and $1.2 billion, respectively. Prior-year comparable assets and liabilities were $2.5 billion and $1.2 billion, respectively.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement GALIC transferred $797 million of liabilities and $411 million in assets to MLI-USA related to the policies in-force as of December 31, 2004. MLI-USA also paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

     The following tables reflect related party reinsurance information:


                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2006    2005   2004
                                                         ----   -----   ----
                                                            (IN MILLIONS)


Assumed premiums.......................................  $ 21   $  37    $--
Assumed fees, included in universal life and
  investment-type product policy fees..................    65     194     --
Assumed fees, included in net investment gains
  (losses).............................................    --       6     --
Assumed benefits, included in policyholder benefits and
  claims...............................................    11      32     --
Assumed benefits, included in interest credited to
  policyholder account balances........................    49      42     --
Assumed fees, included in other expenses...............    39     543     --
Assumed deferred acquisition costs, included in other
  expenses.............................................    19    (432)    --
                                                         ----   -----    ---
  Total assumed........................................  $204   $ 422    $--
                                                         ====   =====    ===
Ceded premiums.........................................  $ 21   $  12    $ 1
Ceded fees, included in universal life and investment-
  type product policy fees.............................   130      93     37
Ceded fees, included in other revenues.................    68      55     12
Ceded benefits, included in policyholder benefits and
  claims...............................................    86      92     19
Ceded fees, included in other expenses.................    64      97     --
Ceded deferred acquisition costs, included in other
  expenses.............................................    13      85     --
Ceded derivative gains (loss), included in net
  investment gains (losses)............................   (31)      5     --
                                                         ----   -----    ---
  Total ceded..........................................  $351   $ 439    $69
                                                         ====   =====    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2006     2005
                                                                  ------   ------
                                                                   (IN MILLIONS)


Reinsurance recoverables, included in premiums and other
  receivables...................................................  $2,359   $2,079
Reinsurance recoverables, included in other assets..............  $   89   $   88
Assumed (ceded) deferred acquisition costs, included in DAC.....  $  306   $  342
Assumed liabilities, included in other liabilities..............  $    8   $   24
Ceded balances payable, included in other liabilities...........  $   55   $  140
Derivative liabilities, included in policyholder account
  balances......................................................  $  (57)  $  (23)
Assumed liabilities, included in future policy benefits.........  $   26   $   23
Assumed liabilities, included in other policyholder funds.......  $1,182   $1,001


20.  SUBSEQUENT EVENT

     On March 27, 2007, the Company entered into a secured demand note with MetLife Securities, Inc. ("MSI") under which the Company agreed to fund MSI with up to $60 million of cash upon MSI's request. In connection with this agreement, the Company transferred securities with a fair value of $71 million to an MSI custody account to secure the note.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006

                                  (IN MILLIONS)


                                                                                    AMOUNT AT
                                                     COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST(1)   FAIR VALUE    BALANCE SHEET
                                                -----------------   ----------   --------------


TYPE OF INVESTMENTS
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........       $ 5,455          $ 5,336        $ 5,336
     State and political subdivision
       securities.............................         1,062            1,030          1,030
     Foreign government securities............           533              573            573
     Public utilities.........................         2,274            2,233          2,233
     All other corporate bonds................        19,390           19,057         19,057
  Mortgage-backed and other asset-backed
     securities...............................        18,462           18,400         18,400
  Redeemable preferred stock..................         1,230            1,217          1,217
                                                     -------          -------        -------
     Total fixed maturity securities..........        48,406           47,846         47,846
                                                     -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....             1                1              1
     Industrial, miscellaneous and all other..           105              110            110
  Non-redeemable preferred stock..............           671              684            684
                                                     -------          -------        -------
     Total equity securities..................           777              795            795
                                                     -------          -------        -------
Mortgage and consumer loans...................         3,595                           3,595
Policy loans..................................           918                             918
Real estate and real estate joint ventures....           180                             180
Other limited partnership interests...........         1,082                           1,082
Short-term investments........................           777                             777
Other invested assets.........................         1,241                           1,241
                                                     -------                         -------
     Total investments........................       $56,976                         $56,434
                                                     =======                         =======



--------

   (1) Cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)


                                                                  2006      2005
                                                                -------   -------


CONDENSED BALANCE SHEETS
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $38,293 and $42,526,
     respectively)............................................  $37,794   $41,947
  Equity securities available-for-sale, at estimated fair
     value (cost: $703 and $418, respectively)................      719       415
  Mortgage and consumer loans.................................    2,822     1,837
  Policy loans................................................      825       843
  Real estate and real estate joint ventures held-for-
     investment...............................................      143        71
  Real estate held-for-sale...................................        7        --
  Other limited partnership interests.........................      884     1,106
  Short-term investments......................................      186     1,219
  Investment in subsidiaries..................................    3,499     3,187
  Other invested assets.......................................      893       698
                                                                -------   -------
     Total investments........................................   47,772    51,323
Cash and cash equivalents.....................................      291       331
Accrued investment income.....................................      473       474
Premiums and other receivables................................    6,128     4,706
Deferred policy acquisition costs and value of business
  acquired....................................................    1,849     1,924
Current income tax recoverable................................       --        56
Deferred income tax assets....................................    1,281     1,113
Goodwill......................................................      646       612
Other assets..................................................      129       102
Separate account assets.......................................   19,205    19,058
                                                                -------   -------
     Total assets.............................................  $77,774   $79,699
                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits......................................  $17,613   $16,337
  Policyholder account balances...............................   24,764    27,298
  Other policyholder funds....................................      213       219
  Current income taxes payable................................       46        --
  Payables for collateral under securities loaned and other
     transactions.............................................    8,152     8,620
  Other liabilities...........................................      366       734
  Separate account liabilities................................   19,205    19,058
                                                                -------   -------
     Total liabilities........................................   70,359    72,266
                                                                -------   -------
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2006 and 2005..................................       86        86
Additional paid-in capital....................................    7,123     7,180
Retained earnings.............................................      520       581
Accumulated other comprehensive income (loss).................     (314)     (414)
                                                                -------   -------
     Total stockholders' equity...............................    7,415     7,433
                                                                -------   -------
     Total liabilities and stockholders' equity...............  $77,774   $79,699
                                                                =======   =======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)


                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                               --------------------
                                                                2006          2005
                                                               ------        ------


CONDENSED STATEMENTS OF INCOME
REVENUES
Premiums.....................................................  $  176        $  206
Universal life and investment-type product policy fees.......     381           185
Net investment income........................................   2,167         1,044
Equity in earnings of subsidiaries...........................     277           225
Other revenues...............................................      42            32
Net investment gains (losses)................................    (397)         (159)
                                                               ------        ------
  Total revenues.............................................   2,646         1,533
                                                               ------        ------
EXPENSES
Policyholder benefits and claims.............................     599           433
Interest credited to policyholder account balances...........     926           429
Other expenses...............................................     388           195
                                                               ------        ------
  Total expenses.............................................   1,913         1,057
                                                               ------        ------
Income before provision for income tax.......................     733           476
Provision for income tax.....................................     136            85
                                                               ------        ------
Net income...................................................  $  597        $  391
                                                               ======        ======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)


                                                               YEARS ENDED DECEMBER
                                                                       31,
                                                             -----------------------
                                                               2006           2005
                                                             --------       --------


CONDENSED STATEMENT OF CASH FLOWS
Net cash provided by operating activities..................  $    899       $  2,000
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.............................    22,406         18,453
     Equity securities.....................................       218            181
     Mortgage and consumer loans...........................       878            687
     Real estate and real estate joint ventures............       127             44
     Other limited partnership interests...................       537            152
  Purchases of:
     Fixed maturity securities.............................   (19,021)       (26,517)
     Equity securities.....................................       (62)            --
     Mortgage and consumer loans...........................    (1,870)          (460)
     Real estate and real estate joint ventures............       (53)            --
     Other limited partnership interests...................      (295)          (233)
  Net change in policy loans...............................        18              5
  Net change in short-term investments.....................     1,033            633
  Net change in other invested assets......................      (129)          (728)
  Other, net...............................................        (1)            17
                                                             --------       --------
Net cash provided by (used in) investing activities........  $  3,786       $ (7,766)
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..............................................  $  1,633       $  7,075
     Withdrawals...........................................    (4,936)        (8,682)
  Net change in payables for collateral under securities
     loaned and other transactions.........................      (468)         7,458
  Dividends on common stock................................      (917)            --
  Other, net...............................................       (37)           (61)
                                                             --------       --------
Net cash (used in) provided by financing activities........    (4,725)         5,790
                                                             --------       --------
Change in cash and cash equivalents........................       (40)            24
Cash and cash equivalents, beginning of period.............       331            307
                                                             --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................  $    291       $    331
                                                             ========       ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Income tax............................................  $     88       $     51
                                                             ========       ========
  Non-cash transactions during the period:
     Contribution of other intangible assets, net of income
       tax.................................................  $    162       $     --
     Contribution of goodwill from MetLife, Inc. ..........  $     32       $     --
                                                             ========       ========


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC," formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 of the consolidated financial statements for further information on the Acquisition.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, financial information of the registrant has been provided for periods subsequent to the Acquisition Date only.

  BASIS OF PRESENTATION

     The condensed financial information of MetLife Connecticut should be read in conjunction with the Consolidated Financial Statements of MICC and the notes thereto (the "Consolidated Financial Statements"). These condensed nonconsolidated financial statements reflect the results of operations, financial condition and cash flows for MetLife Connecticut. Investments in subsidiaries are accounted for using the equity method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The condensed statement of income and statement of cash flows for the year ended December 31, 2005 included herein reflect the full year of operating results for MLI-USA in equity in earnings of subsidiaries.

     MetLife Connecticut's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") except as stated above which requires management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ materially from these estimates.

     For information on the following, refer to the indicated Notes to the Consolidated Financial Statements of MICC:

     - Business, Basis of Presentation and Summary of Significant Accounting Policies (Note 1)

     - Acquisition of MetLife Insurance Company of Connecticut by MetLife, Inc. from Citigroup Inc. (Note 2)

     - Contingencies, Commitments and Guarantees (Note 12)

     - Equity (Note 14)

2.  SUPPORT AGREEMENT

     MetLife Connecticut entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Europe Limited, an Irish company ("MetLife Europe"), in connection with MetLife Europe's formation. Under the agreement, MetLife Connecticut has agreed, without limitation as to amount, to cause MetLife Europe to have a minimum capital and surplus of the greater of EUR 14 million or an amount sufficient to provide solvency cover equal to 200% of the minimum solvency cover required by applicable law and regulation, as interpreted by the Irish Financial Services Regulatory Authority or any successor body, during MetLife Europe's first three years of operation and 150% thereafter, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2006, the capital and surplus of MetLife Europe was in excess of the minimum capital and surplus amount referenced above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                     AS OF DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                              DAC       FUTURE POLICY     POLICYHOLDER
                                              AND    BENEFITS AND OTHER      ACCOUNT      UNEARNED
SEGMENT                                      VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE(1)
-------                                     ------   ------------------   ------------   ----------


2006
Individual................................  $4,946         $ 3,769           $20,660        $260
Institutional.............................     165          12,895            14,496           3
Corporate & Other.........................      --           4,503               (57)         --
                                            ------         -------           -------        ----
                                            $5,111         $21,167           $35,099        $263
                                            ======         =======           =======        ====
2005
Individual................................  $4,753         $ 3,452           $21,403        $141
Institutional.............................     161          11,880            16,460           1
Corporate & Other.........................      --           4,305               (23)         --
                                            ------         -------           -------        ----
                                            $4,914         $19,637           $37,840        $142
                                            ======         =======           =======        ====
2004(2)...................................  $  678         $   149           $ 4,591        $  6
                                            ======         =======           =======        ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

   (2) Prior to the Acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                               PREMIUM                 POLICYHOLDER   AMORTIZATION OF
                               REVENUE        NET      BENEFITS AND     DAC AND VOBA       OTHER          PREMIUMS
                             AND POLICY   INVESTMENT     INTEREST        CHARGED TO      OPERATING         WRITTEN
SEGMENT                        CHARGES      INCOME       CREDITED      OTHER EXPENSES   EXPENSES(1)   (EXCLUDING LIFE)
-------                      ----------   ----------   ------------   ---------------   -----------   ----------------


2006
Individual.................    $1,462       $  985        $  984            $481            $564             $--
Institutional..............        89        1,449         1,097               6              10               9
Corporate & Other..........        25          405            27               1             111              25
                               ------       ------        ------            ----            ----             ---
                               $1,576       $2,839        $2,108            $488            $685             $34
                               ======       ======        ======            ====            ====             ===
2005(2)
Individual.................    $  997       $  530        $  641            $287            $353             $--
Institutional..............       133          712           627               1              29               9
Corporate & Other..........        13          196            22              --               8              13
                               ------       ------        ------            ----            ----             ---
                               $1,143       $1,438        $1,290            $288            $390             $22
                               ======       ======        ======            ====            ====             ===
2004(3)....................    $  168       $  207        $  171            $115            $ 64             $--
                               ======       ======        ======            ====            ====             ===



--------

   (1) Includes other expenses excluding amortization of deferred acquisition costs and value of business acquired charged to other expenses.

   (2) Includes six months of results for MetLife Connecticut and twelve months of results for MLI-USA.

   (3) Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                                 % AMOUNT
                                                                                  ASSUMED
                                GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   --------   -------   ----------   --------


2006
Life insurance in force.......    $153,390     $119,281   $14,374     $48,483      29.6%
                                  ========     ========   =======     =======
Insurance premium
Life insurance................    $    323     $     72   $    21     $   272       7.7%
Accident and health...........         276          240        --          36        --%
                                  --------     --------   -------     -------
  Total insurance premium.....    $    599     $    312   $    21     $   308       6.8%
                                  ========     ========   =======     =======





                                                                                % AMOUNT
                                                                                 ASSUMED
                                GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   -------   -------   ----------   --------


2005
Life insurance in force.......    $126,362     $93,686   $16,921     $49,597      34.1%
                                  ========     =======   =======     =======
Insurance premium
Life insurance................    $    269     $    45   $    38     $   262      14.5%
Accident and health...........         144         125        --          19        --%
                                  --------     -------   -------     -------
  Total insurance premium.....    $    413     $   170   $    38     $   281      13.5%
                                  ========     =======   =======     =======





                                                                                % AMOUNT
                                                                                 ASSUMED
                                 GROSS AMOUNT    CEDED   ASSUMED   NET AMOUNT    TO NET
                                 ------------   ------   -------   ----------   --------


2004
Life insurance in force........     $4,310      $2,759     $--       $1,551        --%
                                    ======      ======     ===       ======
Insurance premium
Life insurance.................     $   13      $    4     $--       $    9        --%
                                    ------      ------     ---       ------
  Total insurance premium......     $   13      $    4     $--       $    9        --%
                                    ======      ======     ===       ======



     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:



     (1)  Statement of Assets and Liabilities as of December 31, 2006



     (2)  Statement of Operations for the year ended December 31, 2006



     (3) Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005


     (4)  Notes to Financial Statements


The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries (formerly The Travelers Insurance Company) and the reports of Independent Registered Public Accounting Firms, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:



     (1)  Consolidated Balance Sheets as of December 31, 2006 and 2005



     (2) Consolidated Statements of Income for the year ended December 31, 2006, for the six months ended December 31, 2005 and June 30, 2005 and for the year ended December 31, 2004



     (3) Consolidated Statements of Stockholder's Equity for the year ended December 31, 2006, for the six months ended December 31, 2005 and June 30, 2005 and for the year ended December 31, 2004.



     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2006, for the six months ended December 31, 2005 and June 30, 2005 and for the year ended December 31, 2004


     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits



 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------


1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. Not applicable.
2.         Not Applicable.
3(a).      Distribution and Principal Underwriting Agreement between The
           Travelers Insurance Company and Travelers Distribution LLC.
           (Incorporated herein by reference to Exhibit 4 to Pre-Effective
           Amendment No. 1 to the Registration Statement on Form N-4, File No.
           333-118415, filed March 4, 2005.)
3(a)(i).   Agreement and Plan of Merger dated as of October 20, 2006.
           (Incorporated herein by reference to Exhibit 1(a) to the Registration
           Statement on Form S-1, File No. 333-138472 filed on November 7,
           2006.)
3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 the Registration
           Statement on Form N-4, File No. 333-65942 filed April 15, 2003.)
3(c) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 14 to The Travelers Fund
           ABD for Variable Annuities to the Registration Statement  on Form N-
           4, File No. 033-65343 filed April 6, 2006.)
3(d) Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
           MetLife of CT Fund ABD for Variable Annuities to the Registration
           Statement on Form N-4, File No. 033-65343/811-07465 filed April 4,
           2007.)

 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------

4. Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration
           Statement on Form N-4, File No. 333-118412, filed March 4, 2005.)
                a. Company Name Change Endorsement. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File No. 033-
                    65343 filed April 5, 2006.)
                b. Roth 401 Endorsement. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 14 to The
                    Travelers Fund ABD for Variable Annuities to the
                    Registration Statement on Form N-4, File No. 033-65343 filed
                    April 5, 2006.)
                c. Roth 403(b) Endorsement. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 14 to The
                    Travelers Fund ABD for Variable Annuities to the
                    Registration Statement on Form N-4, File No. 033-65343 filed
                    April 5, 2006.)
5. Form of Application. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on
           Form N-4, File No. 333-118412, filed March 4, 2005.)
                a.  Master Data Sheet Travelers Retirement Perspectives Rev. 5-
                    05 L-21015TRP*
                b.  Master Data Sheet Travelers Retirement Perspectives Rev. 7-
                    05 L-21015TRP*
                c.  Master Data Sheet Travelers Retirement Perspectives Rev. 8-
                    29-05 L-21015TRP*
                d.  Master Data Sheet Travelers Retirement Perspectives Rev. 11-
                    05 L-21015TRP*
                e.  Master Data Sheet Travelers Retirement Perspectives Rev. 1-
                    06 L-21015TRP*
                f.  Master Data Sheet Travelers Retirement Perspectives NY Rev.
                    5-05 L-21015NY*
                g.  Master Data Sheet Travelers Retirement Perspectives NY Rev.
                    7-05 L-21015NY*
                h.  Master Data Sheet Travelers Retirement Perspectives NY Rev.
                    8-29-05 L-21015NY*
                i.  Master Data Sheet Travelers Retirement Perspectives NY Rev.
                    11-05 L-21015NY*
                     *  (Incorporated herein by reference to  Post-Effective
                        Amendment No. 1 to the Registration Statement on Form N-
                        4, File No. 333-118415, filed April 10, 2006.)
6(a).      Charter of The Travelers Insurance Company, as amended on October 19,
           1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed
           November 13, 1998.)
6(b)       By-Laws of The Travelers Insurance Company, as amended on October 20,
           1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed
           November 13, 1998.)
6(c) Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Post-Effective Amendment No. 14 to The
           Travelers Fund ABD for Variable Annuities Registration Statement on
           Form N-4 , File No. 033-65343 filed April 6, 2006.)
7.         Specimen Reinsurance Agreement. Not applicable.
8. Form of Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
           Statement on Form N-4, File No. 333-82009, filed April 20, 2005.)
8(a)       Participation Agreement Among Met Investors Series Trust, Met
           Investors Advisory, LLC, MetLife Investors Distribution Company, The
           Travelers Insurance Company and The Travelers Life and Annuity
           Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
           Travelers Fund ABD for Variable Annuities Registration Statement on
           Form N-4, File No. 033-65343 filed April 6, 2006.)
8(b)       Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
           Advisers, LLC, Metropolitan Life Insurance Company, The Travelers
           Insurance Company and The Travelers Life and Annuity Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment No. 14 to The Travelers Fund
           ABD for Variable Annuities Registration Statement on Form N-4, File
           No. 033-65343 filed April 6, 2006.)
9.         Opinion of Counsel as to the legality of securities being registered.
           Filed herewith.
10.(a)     Consent of Deloitte and Touche LLP, Independent Registered Public
           Accounting Firm. Filed herewith.

 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------

11.        Not applicable.
12.        Not applicable.
13.        Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
           Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
           Swift as signatory for Michael K. Farrell, William J. Mullaney, Lisa
           M. Weber, Stanley J. Talbi and Joseph J. Prochaska.  Filed herewith.



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

    MetLife Insurance Company of Connecticut
    One Cityplace
    Hartford, CT 06103-3415




NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------


Michael K. Farrell                 Director and President
10 Park Avenue
Morristown, NJ 07962
William J. Mullaney                Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Lisa M. Weber                      Director
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Steven A. Kandarian                Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962
James L. Lipscomb                  Executive Vice President and General Counsel
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Joseph J. Prochaska, Jr.           Executive Vice President and Chief Accounting Officer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Stanley J. Talbi                   Executive Vice President and Chief Financial Officer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Gwenn L. Carr                      Senior Vice President and Secretary
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Anthony J. Williamson              Senior Vice President and Treasurer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Roberto Baron                      Vice President and Senior Actuary
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------

S. Peter Headley                   Vice President and Assistant Secretary
6750 Poplar Avenue
Germantown, TN 38138
Daniel D. Jordan                   Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116
Bennett Kleinberg                  Vice President and Actuary
185 Asylum Street
Hartford, CT 06103
Paul L. LeClair                    Vice President and Actuary
501 Boylston Street
Boston, MA 02116
Linn K. Richardson                 Vice President and Actuary
10 Park Avenue
Morristown, NJ 07962
Jonathan L. Rosenthal              Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962
Jeffrey N. Altman                  Vice President
10 Park Avenue
Morristown, NJ 07962
Steven J. Brash                    Vice President
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Herbert B. Brown                   Vice President
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
William D. Cammarata               Vice President
18210 Crane Nest Drive
Tampa, FL 33647
Vincent Cirulli                    Vice President
10 Park Avenue
Morristown, NJ 07962
James R. Dingler                   Vice President
10 Park Avenue
Morristown, NJ 07962
Elizabeth M. Forget                Vice President
260 Madison Ave
New York, NY 10016
Judith A. Gulotta                  Vice President
10 Park Avenue
Morristown, NJ 07962
C. Scott Inglis                    Vice President
10 Park Avenue
Morristown, NJ 07962
Gene L. Lunman                     Vice President
185 Asylum Street
Hartford, CT 06103

NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------

Joseph J. Massimo                  Vice President
18210 Crane Nest Drive
Tampa, FL 33647
Daniel A. O'Neill                  Vice President
10 Park Avenue
Morristown, NJ 07962
Mark S. Reilly                     Vice President
185 Asylum Street
Hartford, CT 06103
Mark J. Remington                  Vice President
185 Asylum Street
Hartford, CT 06103
Ragai A. Roushdy                   Vice President
10 Park Avenue
Morristown, NJ 07962
Erik V. Savi                       Vice President
10 Park Avenue
Morristown, NJ 07962
Kevin M. Thorwarth                 Vice President
10 Park Avenue
Morristown, NJ 07962
Mark. H. Wilsmann                  Vice President
10 Park Avenue
Morristown, NJ 07962



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF DECEMBER 31, 2006

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2006. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9989% is owned by MetLife International Holdings, Inc. and 0.0011% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 91.227896580% is owned by MetLife International Holdings, Inc. and 8.772103054% is owned by MetLife Vida e Previdencia S.A., and 0.000000366% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife International Insurance Ltd. (Bermuda)

      18.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Trustee Pty Limited (Australia)

            d)    MetLife Services (Singapore) PTE Limited (Australia)

      19. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by; Natiloportem Holdings, Inc.

      20. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc., and 94.9999% is owned by MetLife International Holdings Inc.

      21. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a)    Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met
                  AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc., and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      22.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie S.A. (Poland)

            b)    MetLife Reinsurance (Bermuda) Ltd. (Bermuda)

            c)    MetLife Direct Co., Ltd. (Japan)

            d)    MetLife Vida e Previdencia S.A. (Brazil)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.   Thorngate, LLC (DE)

      7.   Alternative Fuel I, LLC (DE)

      8.   Transmountain Land & Livestock Company (MT)

      9.   MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife (India) Private Ltd. (India)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Dewey Square South, LLC (NY)

      19.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      20.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        21.   Bond Trust Account A (MA)

        22.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) LA Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and
                  1% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2)   Reinsurance Group of America, Incorporated (MO) - (52.8%)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (d) RGA Reinsurance Company (Barbados) Ltd. (Barbados) (80%)

                              (i)   RGA Financial Group, L.L.C. (DE)- RGA
                                    Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (e)   RGA Life Reinsurance Company of Canada (Canada)

                        (f)   RGA International Corporation (Nova Scotia)

                        (g)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv)  RGA Services India Private Limited (India)

                        (h)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (i)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (j) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (k)   RGA Technology Partners, Inc. (MO)

                        (l)   RGA International Reinsurance Company (Ireland)

                        (m)   RGA Capital Trust I (DE)

                        (n)   RGA Global Reinsurance Company, Ltd. (Bermuda)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29.   Headland Properties Associates (CA)

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEXDF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT)

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Pilgrim Investments Schaumberg Windy Point, LLC (DE)

      7.    Pilgrim Investments York Road, LLC (DE)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Travelers Asset Management International Company LLC
                  (NY)

            b)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2) Tower Square Securities Insurance Agency of Ohio, Inc. (OH) (99%)

            c)    Travelers Investment Adviser, Inc. (DE)

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited, Inc. (UK)

            b) MetLife Pensions Trustees Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   Trumbull Street Equity Investments LLC (DE)

            a) Tandem EGI/C Investments, L.P. (DE) - The General Partner is Trumbull Street Equity Investments LLC.

      19.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

      20.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      21. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      22.   Tribeca Distressed Securities L.L.C. (DE)

      23.   MetLife Investors USA Insurance Comapny (DE)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    MetLife Investment Advisors Company, LLC (DE)

AA.   Trumbull Street Investments LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting common stock of Omega Reinsurance Corporation, which is 100% of all the stock outstanding as of 12/31/06.

5) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7


ITEM 27. NUMBER OF CONTRACT OWNERS


As of January 31, 2007: Qualified: 6,304


ITEM 28. INDEMNIFICATION


The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.




Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITER


(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614



     Prior to October 20, 2006, MLI Distribution LLC was the principal underwriter and distributor. On that date MLI Distribution LLC merged into MetLife Investors Distribution Company.



MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):





MetLife of CT Fund U for Variable Annuities
MetLife of CT Fund BD for Variable Annuities
MetLife of CT Fund BD II for Variable Annuities
MetLife of CT Fund BD III for Variable Annuities
MetLife of CT Fund BD IV for Variable Annuities
MetLife of CT Fund ABD for Variable Annuities
MetLife of CT Fund ABD II for Variable Annuities
MetLife of CT Separate Account PF for Variable Annuities
MetLife of CT Separate Account PF II for Variable Annuities
MetLife of CT Separate Account QP for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Separate Account TM for Variable Annuities
MetLife of CT Separate Account TM II for Variable Annuities
MetLife of CT Separate Account Five for Variable Annuities
MetLife of CT Separate Account Six for Variable Annuities

MetLife of CT Separate Account Seven for Variable Annuities
MetLife of CT Separate Account Eight for Variable Annuities
MetLife of CT Separate Account Nine for Variable Annuities
MetLife of CT Separate Account Ten for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL II for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
MetLife of CT Variable Life Insurance Separate Account One
MetLife of CT Variable Life Insurance Separate Account Two
MetLife of CT Variable Life Insurance Separate Account Three
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account Twelve for Variable Annuities
MetLife of CT Separate Account Thirteen for Variable Annuities
MetLife of CT Separate Account Fourteen for Variable Annuities
MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002
MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account
  2002
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven






(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.




NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------


Michael K. Farrell           Director
5 Park Plaza
Suite 1900
Irvine, CA 92614
Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128
William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962
Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016
Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614
Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614
Andrew Aiello                Senior Vice President, Channel Head-National Accounts Channel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue, 1st Floor
Morristown, NJ 07962
Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116
Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
Long Island City, NY 11101
Edward C. Wilson             Senior Vice President, Channel Head-Wirehouse
5 Park Plaza
Suite 1900
Irvine, CA 92614
Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962
Anthony J. Williamson        Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
Peter Gruppuso               Vice President and Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614
David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614
Charles M. Deuth             Vice President, National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614
Anthony J. Dufault           Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614
James R. Fitzpatrick         Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614
Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614
Craig W. Markham             Vice President
13045 Tesson Ferry Rd.
St. Louis, MO 63128
Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614
Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614
Paulina Vakouros             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614



(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                                               (2)
                                               NET
                  (1)                      UNDERWRITING         (3)              (4)              (5)
           NAME OF PRINCIPAL              DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
              UNDERWRITER                  COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
           -----------------             ---------------  ---------------  ---------------  ---------------


MLI Distribution LLC...................    $92,981,365           $0               $0               $0




ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

(1)  MetLife Insurance Company of Connecticut
     One Cityplace
     Hartford, Connecticut 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;


(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and



(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.


The Company hereby represents:



(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this amendment to this registration statement and has caused this amendment to this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 6th day of April 2007.


METLIFE INSURANCE COMPANY OF CONNECTICUT


            METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:     /s/ BENNETT D. KLEINBERG
                                            ------------------------------------
                                            Bennett D. Kleinberg, Vice President
                                                         and Actuary


As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 6th day of April 2007.









         /s/ *MICHAEL K. FARRELL                  Director and President
---------------------------------------------
             (Michael K. Farrell)

          /s/ *STANLEY J. TALBI                   Executive Vice President and Chief
---------------------------------------------        Financial Officer
              (Stanley J. Talbi)

      /s/ *JOSEPH J. PROCHASKA, JR.               Executive Vice President and Chief
---------------------------------------------        Accounting Officer
          (Joseph J. Prochaska, Jr.)

         /s/ *WILLIAM J. MULLANEY                 Director
---------------------------------------------
            (William J. Mullaney)

            /s/ *LISA M. WEBER                    Director
---------------------------------------------
               (Lisa M. Weber)

*By:           /s/ MYRA L. SAUL
     ----------------------------------------
       Myra L. Saul , Attorney-in-fact





* MetLife Insurance Company of Connecticut. Executed by Myra L. Saul on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX




9.      Opinion of Counsel.
10(a)   Consent of Deloitte & Touche LLP, Independent Registered Public
        Accounting Firm.
13      Powers of Attorney.